UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Rock Creek Resources Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable)

Alberta, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Great Plains Exploration Inc.
(Name of Person(s) Furnishing Form)

Class A Common Shares
Class B Common Shares
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Stephen P. Gibson
President and Chief Executive Officer
Great Plains Exploration Inc.
440, 333 – 5th Avenue SW
Calgary, Alberta
Canada T2P 3B6
Telephone Number: (403) 262-9620

with a copy to:

Thomas M. Rose
Troutman Sanders LLP
222 Central Park Avenue, Suite 2000
Virginia Beach, Virginia 23462
Telephone Number: (757) 687-7715

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 27, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I. – INFORMATION SENT TO SECURITY HOLDERS

Notice of Meetings and Joint Information Circular dated June 23, 2005

GREAT PLAINS
EXPLORATION INC.

ROCK CREEK
RESOURCES LTD.

Notices of Special Meetings
to be held on July 26, 2005

- and -

Notice of Petition to the Court of Queen's Bench of Alberta

- and -

JOINT INFORMATION CIRCULAR

concerning the merger of

GREAT PLAINS EXPLORATION INC. and ROCK CREEK RESOURCES LTD.

to form

GREAT PLAINS EXPLORATION INC.

through

a Plan of Arrangement involving

GREAT PLAINS EXPLORATION INC.

- and -

ROCK CREEK RESOURCES LTD. and its security holders

June 23, 2005

TABLE OF CONTENTS

	Page
NOTICE OF SPECIAL MEETING OF GREAT PLAINS SHAREHOLDERS	4
NOTICE OF SPECIAL MEETING OF ROCK CREEK CLASS A SHAREHOLDERS	5
NOTICE OF SPECIAL MEETING OF ROCK CREEK CLASS B SHAREHOLDERS	7
NOTICE OF SPECIAL MEETING OF ROCK CREEK WARRANTHOLDERS	9
NOTICE OF PETITION	11
GLOSSARY OF TERMS	13
SUMMARY	22
PROXY AND VOTING MATTERS	31
Solicitation of Proxies	31
Appointment and Revocation of Proxies	31
Voting and Record Date	33
THE ARRANGEMENT	34
General	34
Background to the Arrangement	35
Benefits of the Arrangement	35
Arrangement Agreement	36
The Plan of Arrangement	38
Unanimous Approval of the Great Plains Board of Directors	40
Recommendation of the Rock Creek Board of Directors	40
Fairness Opinion of Rock Creek Financial Advisor	40
Voting Support Agreements	41
Management of New Great Plains	41
Timing	41
Rights of Dissenting Rock Creek Securityholders	42
Stock Exchange Listing	42
Interest of Certain Persons or Companies in Matters to be Acted Upon	42
Resale of Great Plains Shares	42
Key Approvals and Conditions Precedent	43
Exchange of Share Certificates	44
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	45
Taxation of Participating Rock Creek Securityholders	45
Rock Creek Shareholders	46
Rock Creek Warrantholders	47
Taxation of Dissenting Rock Creek Securityholders	47
Taxation of Capital Gains and Capital Losses	47
OTHER BUSINESS AT THE MEETINGS	48
INFORMATION CONCERNING NEW GREAT PLAINS	48
Business of New Great Plains	48
Description of Great Plains Securities	48
Pro Forma Capitalization (unaudited)	49
Fully Diluted Share Capital of New Great Plains	49
Pro Forma Directors, Officers, Promoters and Insiders of New Great Plains	49
Stock Exchange Listing	50

TABLE OF CONTENTS
(continued)

	Page
Management of New Great Plains	50
Aggregate Ownership of Securities	51
Auditors, Transfer Agent & Registrar	51
Relationship Between New Great Plains and Professional Persons	52
Legal Proceedings	52
Great Plains Stock Option Plan	52
SELECTED FINANCIAL AND OPERATIONAL INFORMATION	52
Financial Information	53
Operational Information	53
Compensation	54
RISK FACTORS	54
INDUSTRY CONDITIONS	60
APPROVAL OF DIRECTORS	63
AUDITORS' CONSENTS	64

SCHEDULES

SCHEDULE "A"	-	Great Plains Share Consolidation Resolution
SCHEDULE "B"	-	Rock Creek Arrangement Resolution
SCHEDULE "C"	-	Interim Order of the Court of Queen's Bench of Alberta
SCHEDULE "D"	-	Fairness Opinion of GMP Securities Ltd.
SCHEDULE "E"	-	Unaudited Pro Forma Financial Statements
SCHEDULE "F"	-	Information Concerning Great Plains Exploration Inc.
SCHEDULE "G"	-	Information Concerning Rock Creek Resources Ltd.
SCHEDULE "H"	-	Section 191 of the *Business Corporations Act* (Alberta)
SCHEDULE "I"	-	Arrangement Agreement

6

Great Plains Exploration Inc.
440, 333 - 5th Avenue SW
Calgary, Alberta T2P 3B6

June 23, 2005

Dear Great Plains Shareholders

The Directors of Great Plains Exploration Inc. ("Great Plains") invite you to attend a special meeting (the "Great Plains Meeting") of the holders of common shares ("Great Plains Shareholders") of Great Plains Exploration Inc. ("Great Plains") to be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4 Avenue S.W., Calgary, Alberta at 9:45 a.m. (Calgary time), on Tuesday, July 26, 2005.

At the Great Plains Meeting, Great Plains Shareholders will be asked to consider and vote upon a resolution approving the consolidation of the outstanding common shares of Great Plains (the "Great Plains Shares") on a 2.13 for 1 basis (the "Great Plains Share Consolidation"). The full text of the resolution is set out in Schedule "A" to the Circular. The Great Plains Share Consolidation is to be effected in conjunction with an arrangement (the "Arrangement") whereby Great Plains will acquire all of the shares of Rock Creek Resources Ltd. ("Rock Creek"), as more particularly described in the accompanying joint information circular of Great Plains and Rock Creek dated June 23, 2005 (the "Joint Circular"). The Arrangement is subject to the approval of the securityholders of Rock Creek (the "Rock Creek Securityholders"). Approval of the Arrangement by Great Plains Shareholders is not required.

The Great Plains Share Consolidation must be approved by two-thirds (2/3) of the votes cast by Great Plains Shareholders in person or represented by proxy at the Great Plains Meeting. The Great Plains Share Consolidation is not a condition to the Arrangement. If the Great Plains Share Consolidation is not approved, the Arrangement will still become effective if approved by the Rock Creek Securityholders.

We hope that you will be able to attend the Great Plains Meeting in person; however, if you cannot attend, please complete and return the enclosed proxy to the office indicated on the instrument of proxy printed on white paper, which will assure you of representation at the Great Plains Meeting.

Sincerely,

GREAT PLAINS EXPLORATION INC.

(signed) *"Stephen P. Gibson"*
Stephen P. Gibson
President and Chief Executive Officer

Rock Creek Resources Ltd.
2300, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7

June 23, 2005

Dear Rock Creek Securityholders

The Directors of Rock Creek Resources Ltd. ("Rock Creek") invite you to attend special meetings (collectively, the "Rock Creek Meetings") of the holders of Rock Creek Class A shares ("Rock Creek Class A Shareholders"), holders of Rock Creek Class B shares ("Rock Creek Class B Shareholders") and holders of warrants ("Rock Creek Warrants") to purchase Rock Creek Class A shares ("Rock Creek Warrantholders") to be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4 Avenue S.W., Calgary, Alberta at 10:00 a.m., 10:15 a.m. and 10:30 a.m. (Calgary time), respectively, on Tuesday, July 26, 2005.

On June 3, 2005, Rock Creek and Great Plains Exploration Inc. ("Great Plains") announced that they had entered into an arrangement agreement dated that same day (and amended and restated on June 21, 2005) (the "Arrangement Agreement") pursuant to which, among other things, Rock Creek will merge with Great Plains and Great Plains will acquire all of the issued and outstanding shares of Rock Creek on the following basis:

(1) Rock Creek Class A Shareholders will receive $2.50 cash or 2.13 common shares of Great Plains ("Great Plains Shares") per Class A Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

(2) Rock Creek Class B Shareholders will receive $10.00 cash or 8.52 Great Plains Shares per Class B Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

(3) Rock Creek Optionholders who do not exercise Rock Creek Options into Rock Creek Class A Shares will receive $0.25 cash per option; and

(4) Rock Creek Warrantholders who do not exercise their Rock Creek Warrants into Rock Creek Class A Shares may, at their election, receive $0.10 cash per warrant. Any Rock Creek Warrants which are not exercised into Rock Creek Class A Shares or which are not, at the election of Rock Creek Warrantholders, exchanged for cash consideration, shall remain subject to the terms and conditions of exercise set forth in the warrant certificate representing the same;

(together, referred to as the "Arrangement"). The total consideration offered by Great Plains under the Arrangement is subject to a combined maximum of $11 million cash plus the cash proceeds from any exercise of Rock Creek Options or Rock Creek Warrants (the "Maximum Cash Consideration") and 44.4 million Great Plains Shares (the "Maximum Share Consideration").

Great Plains is seeking approval from its shareholders at a shareholders meeting (the "Great Plains Meeting") to consolidate Great Plains Shares on a 2.13 for 1 basis (the "Great Plains Share Consolidation"). **In the event the Great Plains Share Consolidation is approved, the number of Great Plains Shares to be received by Rock Creek Shareholders electing to receive Great Plains Shares shall be adjusted accordingly.** Rock Creek Class A Shareholders not making an election shall be deemed to elect to receive Great Plains Shares only.

Upon completion of the Arrangement, former Rock Creek Class A Shareholders and Rock Creek Class B Shareholders will hold up to 53% of the outstanding Great Plains Shares, based on the pro forma financial statements set forth in Schedule E of the attached joint information circular (the "Joint Circular"). Detailed information in respect of matters contemplated by the Arrangement and brought before you is set out in the, Joint Circular, including the schedules thereto.

At the respective Rock Creek Meeting, you will be asked to consider and, if deemed advisable, to approve, with or without variation, a resolution, the full text of which is set out in Schedule "B" to the Joint Circular, authorizing the implementation of the Arrangement.

THE BOARD OF DIRECTORS OF ROCK CREEK HAS UNANIMOUSLY APPROVED THE TERMS OF THE ARRANGEMENT.

THE BOARD OF DIRECTORS OF ROCK CREEK RECOMMENDS THAT YOU VOTE IN FAVOUR OF THE ARRANGEMENT AGREEMENT AT THE RESPECTIVE ROCK CREEK MEETING FOR THE REASONS SET OUT IN THE ATTACHED CIRCULAR.

Your vote on the matters to be acted upon at the Rock Creek Meetings is important, as the Arrangement must be approved by two-thirds (2/3) of the votes cast by each of the Rock Creek Class A Shareholders, the Rock Creek Class B Shareholders and the Rock Creek Warrantholders at the Rock Creek Meetings in order to proceed. Rock Creek Optionholders have already unanimously approved the Arrangement. If the requisite approvals are obtained, an order of the Court of Queen's Bench of Alberta approving the Arrangement will be sought following the Rock Creek Meetings.

We hope that you will be able to attend the applicable Rock Creek Meeting(s) in person; however, if you cannot attend, please complete and return the applicable enclosed proxy or proxies (blue for holders of Class A shares, green for holders of Class B shares and yellow for holders of warrants) to the office indicated on such instrument(s) of proxy, which will assure you of representation at the applicable Rock Creek Meeting(s).

For registered Rock Creek Securityholders, the accompanying Letter of Transmittal printed on pink paper must be completed and returned to the office specified, with the certificate(s) representing your Rock Creek Securities in order to receive Great Plains Shares, and/or a cheque representing cash payment following the effective date of the Arrangement.

Sincerely,

ROCK CREEK RESOURCES LTD.

(signed) *"Milford (Mickey) D. Taylor"*
Milford (Mickey) D. Taylor
President and Chief Executive Officer

11

GREAT PLAINS EXPLORATION INC.

NOTICE OF SPECIAL MEETING OF GREAT PLAINS SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "Great Plains Shareholders' Meeting") of the holders of the outstanding common shares (the "Great Plains Shares") of Great Plains Exploration Inc. ("Great Plains") will be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4 Avenue S.W., Calgary, Alberta at 9:45 a.m. (Calgary time) on Tuesday, July 26, 2005 for the following purpose:

(1) to consider and, if deemed fit, pass a special resolution (the "Consolidation Resolution"), substantially in the form attached as Schedule "A" to the accompanying joint information circular (the "Joint Circular") of Great Plains and Rock Creek Resources Ltd. ("Rock Creek"), approving an amendment to the articles of Great Plains to consolidate the Great Plains Shares on a 2.13 for 1 basis (the "Great Plains Share Consolidation Resolution") under the *Canada Business Corporations Act*, subject to the approval by the Rock Creek Securityholders of the arrangement (the "Arrangement") involving Rock Creek, the Rock Creek securityholders and Great Plains; and

(2) to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Joint Circular contains detailed information concerning Great Plains, Rock Creek, the Arrangement and the other matters to be considered at the Great Plains Shareholders' Meeting and should be carefully reviewed by Great Plains Shareholders.

Only holders of Great Plains Shares at the close of business on June 20, 2005 (the "Record Date") are entitled to notice of the Great Plains Shareholders' Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his or her Great Plains Shares and the transferee, upon producing properly endorsed certificates evidencing such Great Plains Shares or otherwise establishing to the satisfaction of Great Plains that he or she owns such Great Plains Shares, requests not later than 10 days before the Great Plains Shareholders' Meeting that the transferee's name be included in the list of Great Plains Shareholders entitled to vote, in which case such transferee shall be entitled to vote such Great Plains Shares at the Great Plains Shareholders' Meeting.

Great Plains Shareholders may vote in person at the Great Plains Shareholders' Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Great Plains Shareholder) as their proxy to attend and vote in their place. Great Plains Shareholders unable to be present at the Great Plains Shareholders' Meeting are requested to date and sign the applicable enclosed form of proxy and return it to Computershare Trust Company of Canada in the enclosed envelope, or otherwise deliver it in person or by courier to 100 University Avenue, Toronto, Ontario M5J 2Y1, Attn: Proxy Dept. 9th Floor, on or before 9:45 a.m. (Calgary time) on the second last business day prior to the Great Plains Shareholders' Meeting or any adjournment or adjournments thereof.

Calgary, Alberta
June 23, 2005

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Stephen P. Gibson"*
Stephen P. Gibson
President and Chief Executive Officer
Great Plains Exploration Inc.

ROCK CREEK RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF ROCK CREEK CLASS A SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated June 23, 2005, a special meeting (the "Rock Creek Class A Shareholders' Meeting") of the holders ("Rock Creek Class A Shareholders") of the outstanding Class A shares (the "Rock Creek Class A Shares") of Rock Creek Resources Ltd. ("Rock Creek") will be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4 Avenue S.W, Calgary, Alberta at 10:00 a.m. (Calgary time) on Tuesday, July 26, 2005 for the following purposes:

(1) to consider and, if deemed fit, pass a special resolution (the "Arrangement Resolution"), substantially in the form attached as Schedule "B" to the accompanying joint information circular (the "Joint Circular") of Rock Creek and Great Plains Exploration Inc. ("Great Plains"), approving an arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) (the "ABCA") involving Rock Creek and Great Plains pursuant to which, among other things, Rock Creek will merge with Great Plains and Great Plains will acquire all of the issued and outstanding shares of Rock Creek on the following basis:

   (i) Rock Creek Class A Shareholders will receive $2.50 cash or 2.13 common shares of Great Plains ("Great Plains Shares") per Class A Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

   (ii) Rock Creek Class B Shareholders will receive $10.00 cash or 8.52 Great Plains Shares per Class B Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

   (iii) Rock Creek Warrantholders who do not exercise their Rock Creek Warrants into Rock Creek Class A Shares may, at their election, receive $0.10 cash per warrant. Any Rock Creek Warrants which are not exercised into Rock Creek Class A Shares or which are not, at the election of Rock Creek Warrantholders, exchanged for cash consideration, shall remain subject to the terms and conditions of exercise set forth in the warrant certificate representing the same;

   (together, referred to as the "Arrangement"); and

(2) to transact such other business as may properly come before the Rock Creek Class A Shareholders' Meeting or any adjournment or adjournments thereof.

The total consideration offered by Great Plains under the Arrangement is subject to a combined maximum of $11 million cash plus the cash proceeds from any exercise of Rock Creek Options or Rock Creek Warrants (the "Maximum Cash Consideration") and 44.4 million Great Plains Shares (the "Maximum Share Consideration").

The Joint Circular contains detailed information concerning Great Plains, Rock Creek and the Arrangement and the other matters to be considered at the Rock Creek Class A Shareholders' Meeting and should be carefully reviewed by Rock Creek Class A Shareholders.

Only holders of Rock Creek Class A Shares at the close of business on June 20, 2005 (the "Record Date") are entitled to notice of the Rock Creek Class A Shareholders' Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his or her Rock Creek Class A Shares and the transferee, upon producing properly endorsed certificates evidencing such Rock Creek Class A Shares or otherwise establishing to the satisfaction of Rock Creek that he or she owns such Rock Creek Class A Shares, requests not later than 10 days before the Rock Creek Class A Shareholders' Meeting that the transferee's name be included in the list of Rock Creek Class A Shareholders entitled to vote, in which case such transferee shall be entitled to vote such Rock Creek Class A Shares at the Rock Creek Class A Shareholders' Meeting.

Rock Creek Class A Shareholders may vote in person at the Rock Creek Class A Shareholders' Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Rock Creek Class A Shareholder) as their proxy to attend and vote in their place. Rock Creek Class A Shareholders unable to be present at the Rock Creek Class A Shareholders' Meeting are requested to date and sign the applicable enclosed form of proxy and return it to Valiant Trust Company, in the enclosed envelope or otherwise deliver it in person or by courier to Suite 310, 606 - 4th Street S.W., Calgary, AB T2P 1T1, Calgary, Alberta T2P 3S8, on or before 10:00 a.m. (Calgary time) on the second last business day prior to the Rock Creek Class A Shareholders' Meeting or any adjournment or adjournments thereof.

Pursuant to the ABCA, registered holders of Rock Creek Class A Shares have a right of dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Rock Creek Class A Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A holder of Rock Creek Class A Shares wishing to exercise rights of dissent with respect to the Arrangement must send to Rock Creek a written objection to the resolution, which written objection must be received by the Secretary of Rock Creek or the Chairman of the Rock Creek Class A Shareholders' Meeting at or before the Rock Creek Class A Shareholders' Meeting. A holder of Rock Creek Class A Shares right of dissent is more particularly described in the accompanying Joint Circular and a copy of the Interim Order and the text of Section 191 of the ABCA is set forth in Schedules "C" and "H", respectively, to the accompanying Joint Circular. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Beneficial owners of Rock Creek Class A Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Rock Creek Class A Shares are entitled to dissent. Accordingly, a beneficial owner of Rock Creek Class A Shares desiring to exercise his or her right of dissent must make arrangements for the Rock Creek Class A Shares beneficially owned by him or her to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by Rock Creek or, alternatively, make arrangements for the registered holder of his or her Rock Creek Class A Shares to dissent on his or her behalf.**

Calgary, Alberta
June 23, 2005

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Daryl H. Connolly"*
Daryl H. Connolly
Chairman

ROCK CREEK RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF ROCK CREEK CLASS B SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated June 23, 2005, a special meeting (the "Rock Creek Class B Shareholders' Meeting") of the holders ("Rock Creek Class B Shareholders") of the outstanding Class B shares (the "Rock Creek Class B Shares") of Rock Creek Resources Ltd. ("Rock Creek") will be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4 Avenue S.W, Calgary, Alberta at 10:15 a.m. (Calgary time) on Tuesday, July 26, 2005 for the following purposes:

(1) to consider and, if deemed fit, pass a special resolution (the "Arrangement Resolution"), substantially in the form attached as Schedule "B" to the accompanying joint information circular (the "Joint Circular") of Rock Creek and Great Plains Exploration Inc. ("Great Plains"), approving an arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) (the "ABCA") involving Rock Creek and Great Plains pursuant to which, among other things, Rock Creek will merge with Great Plains and Great Plains will acquire all of the issued and outstanding shares of Rock Creek on the following basis:

   (i) Rock Creek Class A Shareholders will receive $2.50 cash or 2.13 common shares of Great Plains ("Great Plains Shares") per Class A Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

   (ii) Rock Creek Class B Shareholders will receive $10.00 cash or 8.52 Great Plains Shares per Class B Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

   (iii) Rock Creek Warrantholders who do not exercise their Rock Creek Warrants into Rock Creek Class B Shares may, at their election, receive $0.10 cash per warrant. Any Rock Creek Warrants which are not exercised into Rock Creek Class A Shares or which are not, at the election of Rock Creek Warrantholders, exchanged for cash consideration, shall remain subject to the terms and conditions of exercise set forth in the warrant certificate representing the same;

   (together, referred to as the "Arrangement"); and

(2) to transact such other business as may properly come before the Rock Creek Class A Shareholders' Meeting or any adjournment or adjournments thereof.

The total consideration offered by Great Plains under the Arrangement is subject to a combined maximum of $11 million cash plus the cash proceeds from any exercise of Rock Creek Options or Rock Creek Warrants (the "Maximum Cash Consideration") and 44.4 million Great Plains Shares (the "Maximum Share Consideration").

The Joint Circular contains detailed information concerning Great Plains, Rock Creek and the Arrangement and the other matters to be considered at the Rock Creek Class B Shareholders' Meeting and should be carefully reviewed by Rock Creek Class B Shareholders.

Only holders of Rock Creek Class B Shares at the close of business on June 20, 2005 (the "Record Date") are entitled to notice of the Rock Creek Class B Shareholders' Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his or her Rock Creek Class B Shares and the transferee, upon producing properly endorsed certificates evidencing such Rock Creek Class B Shares or otherwise establishing to the satisfaction of Rock Creek that he or she owns such Rock Creek Class B Shares, requests not later than 10 days before the Rock Creek Class B Shareholders' Meeting that the transferee's name be included in the list of Rock Creek Class B Shareholders entitled to vote, in which case such transferee shall be entitled to vote such Rock Creek Class B Shares at the Rock Creek Class B Shareholders' Meeting.

Rock Creek Class B Shareholders may vote in person at the Rock Creek Class B Shareholders' Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Rock Creek Class B Shareholder) as their proxy to attend and vote in their place. Rock Creek Class B Shareholders unable to be present at the Rock Creek Class B Shareholders' Meeting are requested to date and sign the applicable enclosed form of proxy and return it to Valiant Trust Company, in the enclosed envelope or otherwise deliver it in person or by courier to Suite 310, 606 - 4th Street S.W., Calgary, AB T2P 1T1, on or before 10:00 a.m. (Calgary time) on the second last business day prior to the Rock Creek Class A Shareholders' Meeting or any adjournment or adjournments thereof.

Pursuant to the ABCA, registered holders of Rock Creek Class B Shares have a right of dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Rock Creek Class B Shares in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A holder of Rock Creek Class B Shares wishing to exercise rights of dissent with respect to the Arrangement must send to Rock Creek a written objection to the resolution, which written objection must be received by the Secretary of Rock Creek or the Chairman of the Rock Creek Class B Shareholders' Meeting at or before the Rock Creek Class B Shareholders' Meeting. A holder of Rock Creek Class B Shares right of dissent is more particularly described in the accompanying Joint Circular and a copy of the Interim Order and the text of Section 191 of the ABCA is set forth in Schedules "C" and "H", respectively, to the accompanying Joint Circular. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Beneficial owners of Rock Creek Class B Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Rock Creek Class B Shares are entitled to dissent. Accordingly, a beneficial owner of Rock Creek Class B Shares desiring to exercise his or her right of dissent must make arrangements for the Rock Creek Class B Shares beneficially owned by him or her to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by Rock Creek or, alternatively, make arrangements for the registered holder of his or her Rock Creek Class B Shares to dissent on his or her behalf.**

Calgary, Alberta
June 23, 2005

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Daryl H. Connolly"*
Daryl H. Connolly
Chairman

ROCK CREEK RESOURCES LTD.

NOTICE OF SPECIAL MEETING OF ROCK CREEK WARRANTHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta dated June 23, 2005, a special meeting (the "Rock Creek Warrantholders' Meeting") of the holders ("Rock Creek Warrantholders") of the outstanding warrants (the "Rock Creek Warrants") of Rock Creek Resources Ltd. ("Rock Creek ") will be held in the Strand Tivoli Room, Metropolitan Centre, 333 - 4 Avenue S.W, Calgary, Alberta at 10:30 a.m. (Calgary time) on Tuesday, July 26, 2005 for the following purposes:

(1) to consider and, if deemed fit, pass a special resolution (the "Arrangement Resolution"), substantially in the form attached as Schedule "B" to the accompanying joint information circular (the "Joint Circular") of Rock Creek and Great Plains Exploration Inc. ("Great Plains"), approving an arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act* (Alberta) (the "ABCA") involving Rock Creek and Great Plains pursuant to which, among other things, Rock Creek will merge with Great Plains and Great Plains will acquire all of the issued and outstanding shares of Rock Creek on the following basis:

  (i) Rock Creek Class A Shareholders will receive $2.50 cash or 2.13 common shares of Great Plains ("Great Plains Shares") per Class A Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

  (ii) Rock Creek Class B Shareholders will receive $10.00 cash or 8.52 Great Plains Shares per Class B Share, subject to the Maximum Cash Consideration and the Maximum Share Consideration (described below);

  (iii) Rock Creek Warrantholders who do not exercise their Rock Creek Warrants into Rock Creek Class A Shares may, at their election, receive $0.10 cash per warrant. Any Rock Creek Warrants which are not exercised into Rock Creek Class A Shares or which are not, at the election of Rock Creek Warrantholders, exchanged for cash consideration, shall remain subject to the terms and conditions of exercise set forth in the warrant certificate representing the same;

  (together, referred to as the "Arrangement"); and

(2) to transact such other business as may properly come before the Rock Creek Warrantholders' Meeting or any adjournment or adjournments thereof.

The total consideration offered by Great Plains under the Arrangement is subject to a combined maximum of $11 million cash plus the cash proceeds from any exercise of Rock Creek Options or Rock Creek Warrants (the "Maximum Cash Consideration") and 44.4 million Great Plains Shares (the "Maximum Shares"). Any Rock Creek Warrants which are not exercised into Rock Creek Class A Shares or not, at the election of Rock Creek Warrantholders, exchanged for cash consideration, shall remain subject to the terms and conditions of exercise set forth in the warrant certificate representing the same.

The Joint Circular contains detailed information concerning Great Plains, Rock Creek and the Arrangement and the other matters to be considered at the Rock Creek Warrantholders' Meeting and should be carefully reviewed by Rock Creek Warrantholders.

Only holders of Rock Creek Warrants at the close of business on June 20, 2005 (the "Record Date") are entitled to notice of the Rock Creek Warrantholders ' Meeting or any adjournment or adjournments thereof and to vote thereat unless, after the Record Date, a holder of record transfers his or her Rock Creek Warrants and the transferee, upon producing properly endorsed certificates evidencing such Rock Creek Warrants or otherwise establishing to the satisfaction of Rock Creek that he or she owns such Rock Creek Warrants, requests not later than 10 days before the Rock Creek Warrantholders' Meeting that the transferee's name be included in the list of Rock Creek Warrants entitled to vote, in which case such transferee shall be entitled to vote such Rock Creek Warrants at the Rock Creek Warrants Meeting.

Rock Creek Warrantholders may vote in person at the Rock Creek Warrantholders' Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Rock Creek Warrantholder) as their proxy to attend and vote in their place. Rock Creek Warrantholders unable to be present at the Rock Creek Warrantholders' Meeting are requested to date and sign the applicable enclosed form of proxy and return it to Valiant Trust Company, in the enclosed envelope or otherwise deliver it in person or by courier to Suite 310, 606 - 4th Street S.W., Calgary, AB T2P 1T1, on or before 10:30 a.m. (Calgary time) on the second last business day prior to the Rock Creek Warrantholders' Meeting or any adjournment or adjournments thereof.

Pursuant to the ABCA, registered holders of Rock Creek Warrants have a right of dissent with respect to the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of their Rock Creek Warrants in accordance with the provisions of Section 191 of the ABCA, as modified by the Interim Order. A holder of Rock Creek Warrants wishing to exercise rights of dissent with respect to the Arrangement must send to Rock Creek a written objection to the resolution, which written objection must be received by the Secretary of Rock Creek or the Chairman of the Rock Creek Warrantholders' Meeting at or before the Rock Creek Warrantholders' Meeting. A holder of Rock Creek Warrants right of dissent is more particularly described in the accompanying Joint Circular and a copy of the Interim Order and the text of Section 191 of the ABCA is set forth in Schedules "C" and "H", respectively, to the accompanying Joint Circular. **Failure to strictly comply with the requirements set forth in Section 191 of the ABCA, as modified by the Interim Order, may result in the loss of any right of dissent. Beneficial owners of Rock Creek Warrants registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Rock Creek Warrants are entitled to dissent. Accordingly, a beneficial owner of Rock Creek Warrants desiring to exercise his or her right of dissent must make arrangements for the Rock Creek Warrants beneficially owned by him or her to be registered in his or her name prior to the time the written objection to the Arrangement Resolution is required to be received by Rock Creek or, alternatively, make arrangements for the registered holder of his or her Rock Creek Warrants to dissent on his or her behalf.**

Calgary, Alberta
June 23, 2005

BY ORDER OF THE BOARD OF DIRECTORS

(signed) *"Daryl H. Connolly"*

Daryl H. Connolly
Chairman

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GREAT PLAINS EXPLORATION INC., ROCK CREEK RESOURCES LTD., AND THE SECURITYHOLDERS OF ROCK CREEK RESOURCES LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Rock Creek Resources Ltd. ("Rock Creek") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA") including Great Plains Exploration Inc. ("Great Plains"), Rock Creek, the holders of Class A shares of Rock Creek ("Rock Creek Class A Shareholders"), the holders of Class B shares of Rock Creek ("Rock Creek Class B Shareholders"), the holders of options to acquire Class A shares ("Rock Creek Optionholders") and the holders of warrants to acquire Class A shares of Rock Creek ("Rock Creek Warrantholders") (the Rock Creek Class A Shareholders, the Rock Creek Class B Shareholders, Rock Creek Optionholders and Rock Creek Warrantholders are collectively referred to as the "Rock Creek Securityholders"), which Arrangement is described in greater detail in the joint information circular of Great Plains and Rock Creek dated June 23, 2005 (the "Information Circular") accompanying this Notice of Petition. At the hearing of the Petition, Rock Creek intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to the Rock Creek Securityholders;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Arrangement, the Articles of Arrangement and the Order confirming the Arrangement, pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date (as defined in the Information Circular); and

(d) such other and further orders, declarations and directions as the Court may deem just.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard before the Honourable Justice in Chambers at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 27th day of July, 2005 at 10:00 a.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Rock Creek Securityholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Rock Creek Securityholder or any other interested party desiring to appear at the hearing is required to serve upon Rock Creek in the case of a Rock Creek Securityholder, on or before 5:00 p.m. (Calgary time) on July 21, 2005, a notice of intention to appear, including an address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Rock Creek is to be effected by delivery to the solicitors for Rock Creek and at its address below. If any Rock Creek Securityholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Rock Creek and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Interim Order, has given directions as to the calling of meetings of Rock Creek Securityholders for the purpose of such persons voting upon resolutions to approve the Arrangement and has directed that for registered Rock Creek Securityholders the right to dissent with respect to the Arrangement under the provisions of section 191 of the ABCA, as amended by such Interim Order, shall be applicable.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Rock Creek Securityholder or other interested party requesting the same by the undermentioned solicitors for Rock Creek upon written request delivered to such solicitors as follows:

Burstall Winger LLP
3100 Home Oil Tower
Calgary, Alberta
T2P T2P 2A6

Attention: Harley Winger

DATED at the City of Calgary, in the Province of Alberta, this 23 day of June, 2005.

BY ORDER OF THE BOARD OF DIRECTORS OF
ROCK CREEK RESOURCES LTD.

(signed) *"Daryl H. Connolly"*
Daryl H. Connolly
Chairman
Rock Creek Resources Ltd.

GLOSSARY OF TERMS

Unless the context indicates otherwise, the terms set forth below shall have the meanings set forth below when used in this Joint Circular and the Schedules attached thereto, including this Glossary of Terms.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

"**AJM**" means AJM Petroleum Consultants, independent petroleum consulting engineers of Calgary, Alberta.

"**AJM Report**" means the report prepared by AJM as at December 31, 2004 on oil and natural gas reserves of Rock Creek and net present worth of future production revenue attributable thereto.

"**Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA as set out in the Plan of Arrangement.

"**Arrangement Agreement**" means the arrangement agreement dated June 3, 2005, as amended and restated on June 21, 2005, between Great Plains and Rock Creek, a copy of which is attached as Schedule "I" to the Joint Circular.

"**Arrangement Effective Date**" means the date the Articles of Arrangement are filed with the Registrar.

"**Arrangement Effective Time**" means the Effective Time of the Arrangement Effective Date.

"**Articles of Amendment**" means the articles of amendment in respect of the conversion of each Rock Creek Class B Share into four Rock Creek Class A Shares.

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made.

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

"**CBCA**" means the *Business Corporations Act* R.S.C. 1985, c.C-44, as amended, including the regulations promulgated thereunder.

"**Cash Consideration**" means the consideration in the form of cash to be received on the election of a Rock Creek Class A Shareholder, Rock Creek Class B Shareholder, Rock Creek Optionholder or Rock Creek Warrantholder pursuant to the Plan of Arrangement.

"**Closing**" means the completion of the Arrangement.

"**Computershare**" means Computershare Trust Company of Canada.

"**Corporation**" means either Great Plains or Rock Creek, as the context requires, and "Corporations" means Great Plains and Rock Creek, collectively.

"**Court**" means the Court of Queen's Bench of Alberta.

"**Dissenting Rock Creek Class A Shareholders**" means Rock Creek Class A Shareholders whose shares are registered in their names on the shareholders' register of Rock Creek and who validly exercise the rights of dissent provided to them under the ABCA, as modified or supplemented by the Interim Order.

"Dissenting Rock Creek Class B Shareholders" means Rock Creek Class B Shareholders whose shares are registered in their names on the shareholders' register of Rock Creek and who validly exercise the rights of dissent provided to them under the ABCA, as modified or supplemented by the Interim Order.

"Dissenting Rock Creek Warrantholders" means Rock Creek Warrantholders whose Rock Creek Warrants are registered in their names on the warrantholders' register of Rock Creek and who validly exercise the rights of dissent provided to them under the ABCA, as modified or supplemented by the Interim Order.

"Dissenting Rock Creek Securityholders" means a Dissenting Rock Creek Class A Shareholder, a Dissenting Rock Creek Class B Shareholder or a Dissenting Rock Creek Warrantholder, as the context requires.

"Effective Date" means the date on which the Articles of Amendment, Articles of Arrangement, the Plan or Arrangement and the Final Order, together with all other documents required by the ABCA, are filed with the Registrar giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. on the Effective Date.

"Encumbrance" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty, carried, participation, net profits or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing.

"Fairness Opinion" means the opinion of GMP dated June 23, 2005, a copy of which is attached as Schedule "D" to this Joint Circular.

"Final Order" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction.

"GLJ" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consulting engineers of Calgary, Alberta.

"GLJ Report" means the report prepared by GLJ effective as at December 31, 2004 on the oil and natural gas reserves of Great Plains and net present worth of future production revenue attributable thereto.

"GMP" means GMP Securities Ltd., financial advisor to Rock Creek in connection with the Arrangement.

"Governing Documents" in respect of a Corporation means the Certificate and Articles of Incorporation, Amalgamation or Continuance and by-laws of the Corporation, together with all amendments thereto.

"Great Plains" means Great Plains Exploration Inc., a corporation incorporated under the CBCA and where the context provides, shall refer to New Great Plains.

"Great Plains Notice of Meeting" means the notice of the Great Plains Shareholders' Meeting which accompanies this Joint Circular.

"Great Plains Share Consolidation" means the consolidation of Great Plains Shares on 2.13 to 1 basis to take effect, subject to Great Plains Shareholder approval at the Great Plains Shareholders' Meeting, prior to the Effective Date.

"Great Plains Share Consolidation Resolution" means the special resolution of Great Plains Shareholders approving the Great Plains Share Consolidation, in substantially the form attached as Schedule "A" to this Joint Circular.

"Great Plains Shareholders" means holders of Great Plains Shares.

"**Great Plains Shareholders' Meeting**" means the special meeting of Great Plains Shareholders to be held on July 26, 2005 to consider and, if thought fit, approve the Great Plains Share Consolidation and other matters, if any, related thereto.

"**Great Plains Shares**" means the common shares in the capital of Great Plains and where the context provides, shall refer to New Great Plains Shares.

"**Great Plains Stock Option Plan**" means the stock option plan of Great Plains dated April 30, 2004 with amendments approved by Great Plains Shareholders on May 27, 2005, subject to final TSX approval.

"**Great Plains Stock Options**" means stock options granted pursuant to the Great Plains Stock Option Plan.

"**Interim Order**" means the interim order of the Court dated June 23, 2005 concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Rock Creek Class A Shareholders' Meeting, the Rock Creek Class B Shareholders' Meeting and the Rock Creek Warrantholders' Meeting, as such orders may be affirmed, amended or modified by any court of competent jurisdiction, a copy of which Interim Order is attached as Schedule "C" to this Joint Circular.

"**Joint Circular**" or "**Information Circular**" means this joint information circular dated June 23, 2005 of Great Plains and Rock Creek furnished in connection with the solicitation of proxies for use at the Great Plains Meetings and the Rock Creek Meetings.

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Relevant Party which has a Material Adverse Effect on such Relevant Party;

"**Material Adverse Effect**" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, prospects, capitalization or financial condition of a Relevant Party or that would prevent or materially impair or delay the ability of a Relevant Party to consummate the transactions contemplated by this Joint Circular (including the Plan of Arrangement) and any agreements contemplated under the Arrangement Agreement; but "Material Adverse Effect" does not include an effect resulting from (i) an action taken by a Relevant Party to which the other Relevant Party consented to in writing; (ii) conditions affecting the oil and gas industry generally in the jurisdictions in which such Relevant Party holds its assets, taken as a whole including, without limitation, changes in commodity prices or Taxes; or (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

"**Maximum Cash Consideration**" means $11,000,000 plus the cash proceeds from any exercise of Rock Creek Options and Rock Creek Warrants, which is the maximum cash amount payable to Rock Creek Securityholders for any tendered Rock Creek Securities pursuant to the Arrangement.

"**Maximum Share Consideration**" means 44,400,000 Great Plains Shares, the maximum number of Great Plains Shares issuable to Rock Creek Securityholders as consideration for any tendered Rock Creek Securities pursuant to the Arrangement.

"**Merger**" means the business combination of Great Plains and Rock Creek pursuant to the Arrangement.

"**misrepresentation**" has the meaning ascribed thereto in the *Securities Act* (Alberta).

"**New Great Plains**" means Great Plains after giving effect to the Arrangement and Merger with Rock Creek.

"**New Great Plains Shares**" means Great Plains Shares after giving effect to the Arrangement and Merger with Rock Creek.

"**Notices of Meeting**" means the Great Plains Notice of Meeting and the Rock Creek Notices of Meetings.

"**Petroleum and Natural Gas Interests**" means, in the case of a Corporation, all the interests of the Corporation in its crude oil, natural gas liquids and natural gas reserves.

"**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons, whether gaseous, liquid or solid, and all other substances whether hydrocarbons or not, that may be produced in association with them (including, but not limited to, hydrogen sulphide and sulphur).

"**Plan of Arrangement**" means the plan of arrangement set out in Exhibit A to the Arrangement Agreement, as amended or supplemented from time to time.

"**Public Record**" means, in respect of a Corporation, collectively: (i) the Corporation's audited financial statements for the year ended December 31, 2004 (ii) the Corporation's unaudited interim financial statements for the three month period ended March 31, 2005; (iii) any press release made by the Corporation since December 31, 2004; and (iv) any public filings made by the Corporation with Securities Authorities since December 31, 2004, and also includes any other materials forwarded by a Corporation to its shareholders.

"**Record Date**" means June 20, 2005.

"**Registrar**" means the Registrar of Corporations for the Province of Alberta.

"**Relevant Party**" means Great Plains and its subsidiaries (taken as a whole) or Rock Creek and its subsidiaries (taken as a whole), as applicable;

"**Rock Creek** " means Rock Creek Resources Ltd., a corporation incorporated under the ABCA.

"**Rock Creek Arrangement Resolution**" means the special resolution of the Rock Creek Securityholders approving the Plan of Arrangement, in substantially the form attached as Schedule "B" to this Joint Circular.

"**Rock Creek Class A Shareholders**" means holders of Rock Creek Class A Shares.

"**Rock Creek Class B Shareholders**" means holders of Rock Creek Class B Shares.

"**Rock Creek Class A Shareholders' Meeting**" means the special meeting of Rock Creek Class A Shareholders to be held on July 26, 2005 to consider and, if thought fit, approve the Arrangement and other matters, if any, related thereto.

"**Rock Creek Class B Shareholders' Meeting**" means the special meeting of Rock Creek Class B Shareholders to be held on July 26, 2005 to consider and, if thought fit, approve the Arrangement and other matters, if any, related thereto.

"**Rock Creek Class A Shares**"or "**Class A Shares**" means Class A shares in the capital of Rock Creek.

"**Rock Creek Class B Shares**" or "**Class B Shares**" means Class B shares in the capital of Rock Creek.

"**Rock Creek Letter of Transmittal**" means the letter of transmittal and election form to be forwarded by Rock Creek to the Rock Creek Securityholders.

"**Rock Creek Meetings**" means, collectively, the Rock Creek Class A Shareholders' Meeting, the Rock Creek Class B Shareholders' Meeting and the Rock Creek Warrantholders' Meeting.

"**Rock Creek Notices of Meetings**" means the notices of the Rock Creek Meetings which accompany this Joint Circular.

"**Rock Creek Options**" means the options to acquire Rock Creek Class A Shares issued under the Rock Creek Stock Option Plan.

"**Rock Creek Optionholders**" means holders of Rock Creek Options.

"**Rock Creek Securities**" means, collectively, the Rock Creek Class A Shares, the Rock Creek Class B Shares and Rock Creek Warrants.

"**Rock Creek Securityholders**" means, collectively, the holders of Rock Creek Securities.

"**Rock Creek Stock Option Plan**" means the stock option plan of Rock Creek dated April 10, 2003.

"**Rock Creek Warrantholders**" means holders of Rock Creek Warrants.

"**Rock Creek Warrantholders' Meeting**" means the meeting of Rock Creek Warrantholders to be held on July 26, 2005 to consider, and if thought fit, approve the Arrangement and other matters, if any, related thereto.

"**Rock Creek Warrants**" means 1,992,411 Rock Creek Class A Share purchase warrants, each of which entitles the holder to acquire one Rock Creek Class A Share at a price of $2.75 per share until October 31, 2005.

"**Securities Authorities**" means the securities commission or applicable securities regulatory authority in each jurisdiction in which Great Plains or Rock Creek, as applicable, is a reporting issuer and in the case of Great Plains, the TSX, and in the case of Rock Creek, the TSXV.

"**Schedules**" means the schedules to this Joint Circular which are incorporated herein and form part of this Joint Circular.

"**subsidiary**" has the meaning attributed thereto in the ABCA.

"**Superior Take-over Proposal**" means any bona fide written Take-over Proposal which, in the opinion of Rock Creek's board of directors, acting reasonably and in good faith and after consultation with its financial and legal advisors as reflected in the minutes of the board of directors: (i) constitutes a commercially feasible transaction for which firm financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances, and (ii) if consummated, would be superior to the Arrangement transaction contemplated in the Arrangement Agreement from a financial point of view to Rock Creek or to the Rock Creek Securityholders.

"**Take-over Proposal**" means, in respect of Rock Creek or its assets, any proposal or offer regarding any take-over bid, merger, consolidation, amalgamation, arrangement, sale of a material amount of assets, sale of treasury shares (other than pursuant to the Rock Creek Options or Rock Creek Warrants) or other business combination or similar transaction other than the arrangement transaction contemplated hereby.

"**Tax Act**" means the *Income Tax Act* (Canada) R.S.C. 1985, c.1 (5th Supp.), as amended, including the regulations promulgated thereunder.

"**TSX**" means The Toronto Stock Exchange.

"**TSXV**" means the TSX Venture Exchange.

"**United States**", "**U.S.**" and "**US**" means United States of America, its territories and possessions, any state of United States, and the District of Columbia.

"**Valiant**" means Valiant Trust Company.

"**Warrant Indenture**" means the warrant indenture dated November 26, 2004 between Rock Creek and Valiant which governs the terms of the Rock Creek Warrants.

"**1933 Act**" means the United States Securities Act of 1933, as amended.

"**1934 Act**" means the United States Securities Exchange Act of 1934, as amended.

JOINT INFORMATION CIRCULAR

INTRODUCTION

This Joint Circular is furnished in connection with the solicitation of proxies by the management of Rock Creek for use at the Rock Creek Meetings to be held on Tuesday, July 26, 2005 and any adjournment thereof for the purposes of considering, and if thought appropriate, approving the Arrangement. No person has been authorized to give any information or make any representations or warranties in connection with the Arrangement or other matters to be considered at the Rock Creek Meetings other than those contained in this Joint Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

This Joint Circular is also furnished in connection with the solicitation of proxies by the management of Great Plains for use at the Great Plains Meeting to be held on Tuesday, July 26, 2005 and any adjournment thereof for the purposes of considering and if thought appropriate, approving the Great Plains Share Consolidation. No person has been authorized to give any information or make any representations or warranties in connection with the Great Plains Share Consolidation to be considered at the Great Plains Meeting other than those contained in this Joint Circular and if given or made, any such information or representation must not be relied upon as having been authorized.

The information concerning Rock Creek in this Joint Circular has been provided by Rock Creek. Although Great Plains has no knowledge that would indicate that any of such information is untrue or incomplete, Great Plains does not assume responsibility for the accuracy or completeness of such information or the failure by Rock Creek to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Great Plains.

The information concerning Great Plains in this Joint Circular has been provided by Great Plains. Although Rock Creek has no knowledge that would indicate that any of such information is untrue or incomplete, Rock Creek does not assume responsibility for the accuracy or completeness of such information or the failure by Great Plains to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to Rock Creek.

All summaries of, and references to the Arrangement in this Joint Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Schedule "I" to this Joint Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

INFORMATION FOR UNITED STATES SECURITYHOLDERS

The solicitation and transactions contemplated herein are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Rock Creek Securityholders in the United States should be aware that requirements under such Canadian laws may differ from requirements under United States corporate and securities laws relating to United States corporations.

The solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act by virtue of an exemption applicable to proxy solicitation by "foreign private issuers," as defined in Rule 3b-4 of the 1934 Act. Accordingly, this Joint Circular has been prepared in accordance with disclosure requirements in Canada. Rock Creek Securityholders in the U.S. should be aware that such requirements are different than those of the U.S. applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The financial statements and pro forma and historical financial information included herein have been prepared in accordance with Canadian generally accepted accounting principles, which differ from U.S. generally accepted accounting principles in certain material respects, and thus are not comparable in all respects to financial statements and pro forma and historical financial information of U.S. companies. Likewise, information concerning oil and gas properties and operations of Great Plains and Rock Creek has been prepared in accordance with Canadian standards and is not comparable in all respects to similar information for U.S. companies.

Enforcement by Great Plains Shareholders and Rock Creek Securityholders of civil liabilities under the U.S. securities laws may be affected adversely by the fact that Great Plains and Rock Creek are organized under the laws of a jurisdiction outside the U.S., that some or all of their officers and directors are residents of countries other than the U.S., that all of the experts named in this Joint Circular are residents of countries other than the U.S., and that all or a substantial portion of the assets of Great Plains and Rock Creek and such persons may be located outside the U.S. Great Plains Shareholders and Rock Creek Securityholders may not be able to sue Canadian companies, such as Rock Creek and Great Plains, or their officers or directors in a Canadian court for violations of United States securities laws. Further, it may be difficult to compel Canadian companies, such as Great Plains and Rock Creek, and their affiliates to subject themselves to a judgment by a court of the United States.

U.S. persons should be aware that Great Plains may acquire securities of Rock Creek otherwise than under the Arrangement, such as in open market or privately negotiated transactions.

Tax considerations applicable to United States securityholders have not been disclosed in this Joint Circular. United States securityholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The Great Plains Shares issuable pursuant to the Arrangement have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States. Such securities will be issued in reliance upon the exemption from the registration requirements under the 1933 Act provided by Rule 802 of the 1933 Act and exemptions provided under the securities laws of each applicable state of the United States. Please see "The Arrangement - Resale of Great Plains Shares" for information regarding the restrictions upon resale applicable to such securities in the United States. Such securities will not be offered directly or indirectly in any jurisdiction prohibited by applicable law.

THE GREAT PLAINS SHARES ISSUABLE PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY SECURITIES REGULATORY AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS JOINT CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

ABBREVIATIONS

Oil and Natural Gas Liquids

bbl or bbls	barrel or barrels
mbbls	thousand barrels
bbls/d	barrels of oil per day
mmbbls	million barrels
NGL	natural gas liquids

Natural Gas

mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day

Other

BOE means barrels of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and is not necessarily based upon either energy or price equivalents at this time. BOE's may be misleading, particularly in isolation.

BOE/d means barrels of oil equivalent per day.

MBOE means thousand barrels of oil equivalent.

WTI means West Texas Intermediate.

API means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
bbls	cubic metres	0.159
feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometers	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY

The following is a summary of the contents of this Joint Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information and financial statements contained in this Joint Circular, including the Schedules which are incorporated herein and form part of this Joint Circular. Certain terms used herein and not otherwise defined are defined in the Glossary of Terms.

Great Plains and Rock Creek

Great Plains is an Alberta-based, publicly listed TSX oil and natural gas exploration and development company with activities focussed in the Western Canadian Sedimentary Basin. Rock Creek is an Alberta-based publicly listed TSXV oil and natural gas exploration and development company with activities focused in the Western Canadian Sedimentary Basin.

New Great Plains

New Great Plains will continue the business of Great Plains and Rock Creek as an Alberta-based, public oil and natural gas exploration and development company actively involved in the exploration for and the acquisition, development and production of petroleum and natural gas in the Western Canadian Sedimentary Basin.

The Meetings

The Great Plains Shareholders' Meeting, the Rock Creek Class A Shareholders' Meeting, the Rock Creek Class B Shareholders' Meeting and the Rock Creek Warrantholders' Meeting will be held on Tuesday, July 26, 2005 at 9:45 a.m., 10:00 a.m., 10:15 a.m. and 10:30 a.m. (Calgary time), respectively, for the purposes set forth in the Notices of Meeting, including to consider and, if deemed fit, pass at the Great Plains Meetings the Great Plains Share Consolidation Resolution and at the Rock Creek Meetings the Rock Creek Arrangement Resolution, as applicable, giving effect to the transactions contemplated by the Arrangement Agreement. Rock Creek Optionholders have unanimously approved the Arrangement.

The Arrangement

Great Plains and Rock Creek have agreed to merge their business and operations through a plan of arrangement. The Arrangement Agreement which establishes the Plan of Arrangement provides each of the events set out below shall occur and be deemed to occur in the sequence set out below without further act or formality:

(a) each Rock Creek Warrant (other than those of Dissenting Rock Creek Warrantholders) that has not been duly exercised for Rock Creek Class A Shares or, at the Rock Creek Warrantholder's election, transferred to Great Plains for cash consideration equal to $0.10 per Rock Creek Warrant, shall remain subject to the terms and conditions of exercise set forth in the warrant certificate representing the same;

(b) each Rock Creek Option that has not been duly exercised for Rock Creek Class A Shares shall be transferred to Great Plains for cash consideration equal to $0.25 per Rock Creek Option and shall be deemed to be cancelled;

(c) the articles of Rock Creek shall be amended to change the issued and outstanding Rock Creek Class B Shares such that each Rock Creek Class B Share (other than those of Dissenting Rock Creek Class B Shareholders) shall be changed into four (4) Rock Creek Class A Shares;

(d) the stated capital of the Class A Shares shall be increased by an amount equal to the stated capital of Rock Creek Class B Shares;

(e) subject to (f), below, and to the Maximum Cash Consideration and the Maximum Share Consideration, each Rock Creek Class A Share (including those Rock Creek Class A Shares issued pursuant to (c), above, and Rock Creek Class A Shares issued, if any, as a result of the exercise of any Rock Creek Warrants and Rock Creek Options) shall be transferred to Great Plains in exchange for (at the election of the holder of such Rock Creek Class A Share):

(i) 2.13 Great Plains Shares; or

(ii) cash of $2.50;

provided that holders of Rock Creek Class A Shares not making an election shall be deemed to have elected to receive Great Plains Shares;

(f) in the event the Great Plains Share Consolidation occurs on or before the Effective Time, the consideration set forth in (e)(i), above, and the Maximum Share Consideration shall be adjusted by a factor equal to the inverse of the ratio of the Great Plains Share Consolidation;

(g) Great Plains shall not be obligated to pay more than $11,000,000 in cash plus any cash proceeds from the exercise of Rock Creek Warrants and Rock Creek Options (the "Maximum Cash Consideration"), nor issue more than 44,400,000 Great Plains Shares (the "Maximum Share Consideration"), in aggregate to acquire the Rock Creek Securities and for greater clarity:

(i) the cash consideration paid by Great Plains to acquire Rock Creek Warrants and Rock Creek Options pursuant to (a) and (b), above and respectively, shall not be included as part of the Maximum Cash Consideration;

(ii) if holders of Rock Creek Class A Shares and Rock Creek Class B Shares elect to receive Great Plains Shares exceeding the Maximum Share Consideration, such holders will receive a reduced pro rata number of Great Plains Shares with the balance owing being paid in cash; and

(iii) if holders of Rock Creek Class A Shares and Rock Creek Class B Shares elect to receive cash exceeding the Maximum Cash Consideration, such holders will receive a reduced pro rata amount of cash with the balance owing being paid by the issuance of Great Plains Shares.

(h) the Rock Creek Class A Shares, Rock Creek Class B Shares and Rock Creek Warrants held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Rock Creek and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Rock Creek, other than the right to be paid the fair value of their Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants, as applicable.

Fractional Great Plains Shares will not be issued. Any Rock Creek Securityholder who will otherwise be entitled to receive a fractional Great Plains Share will be entitled to receive that number of Great Plains Shares after the fraction of a Great Plains Share is rounded up to the next greater whole number of Great Plains Shares, provided that only one rounding will be made for each registered holder of Rock Creek Class A Shares.

As part of the Merger, subject to the approval of the Arrangement by Rock Creek Securityholders at the Rock Creek Meetings, Great Plains has agreed to reorganize through the consolidation of its outstanding common shares on a 2.13 to 1, subject to approval of such Great Plains Share Consolidation by the Great Plains Shareholders at the Great Plains Shareholders' Meeting. Great Plains Shareholders are not required to approve the Plan of Arrangement. The Arrangement may, subject to approval of the Rock Creek Securityholders, proceed regardless of whether the Great Plains Share Consolidation is approved by the Great Plains Shareholders.

The Arrangement will result in all former Rock Creek Securityholders, other than Dissenting Rock Creek Securityholders, holding up to 53% of the outstanding Great Plains Shares, based on the pro forma financial statements set forth in Schedule "E" of the Joint Circular.

Background to the Arrangement

On March 23, 2005, GMP was engaged by Rock Creek to provide financial advisory services. GMP solicited interest in Rock Creek from a number of industry participants, which resulted in Rock Creek entering into confidentiality agreements with those parties interested in considering a strategic transaction with Rock Creek, including Great Plains, which entered into a confidentiality agreement in order to exchange non-public information relating to each Corporation. The combination of production and exploration drilling prospects within both Corporations led them to negotiate a merger agreement.

On June 1, 2005, Great Plains and Rock Creek entered into a letter of intent whereby they agreed in principle to the Merger on the basis of $2.50 or 2.13 Great Plains Shares for each Rock Creek Class A Share, $10.00 or 8.52 Great Plains Shares for each Rock Creek Class B Share and $0.10 for each Rock Creek Warrant, subject to further due diligence and subject to approval of the directors of each Corporation.

Great Plains and Rock Creek proceeded with further due diligence investigations and negotiation of the Arrangement Agreement. The Arrangement Agreement was executed on June 3, 2005 and was announced by joint press release dated June 3, 2005. An Amended and Restated Arrangement Agreement was executed June 21, 2005.

Benefits of the Arrangement

Each of the board of directors of Great Plains and Rock Creek believes there are a number of benefits resulting from the Arrangement, including the following:

(i) New Great Plains will have a more balanced production profile with 55% natural gas and 45% crude oil and natural gas liquids which should lead to significant cash flow accretion and improved operating netbacks;

(ii) the combined entity's larger production and cash flow base will allow for the accelerated capture of both companies' future potential while maintaining a conservatively managed balance sheet;

(iii) the combined operations of Great Plains and Rock Creek will be stronger than either Corporation alone, enabling New Great Plains to more effectively undertake and complete the development, exploration for, production and marketing of oil and natural gas under a variety of economic conditions;

(iv) the financial strength and size of New Great Plains should provide improved liquidity by virtue of the increase in consolidated market capitalization;

(v) the financial strength and size of New Great Plains should provide greater access to capital markets to finance acquisition and development opportunities; and

(vi) the financial strength of New Great Plains will enable it to explore and develop New Great Plains' oil and gas prospects at an increased rate.

Fairness Opinion of Rock Creek Financial Advisor

GMP has acted as financial advisor to Rock Creek in connection with the Arrangement. In the opinion of GMP, as at the date of its written opinion and based on its review and assumptions and subject to the limitations summarized in such opinion, the consideration to be received by Rock Creek Securityholders under the Arrangement is fair, from a financial point of view, to the Rock Creek Securityholders. The full text of the Fairness Opinion is attached to this Joint Circular as Schedule "D".

Unanimous Approval of the Great Plains Board of Directors

The board of directors of Great Plains has unanimously approved the proposed business combination with Rock Creek on the terms and conditions provided in the Arrangement Agreement and unanimously recommends that Great Plains Shareholders vote in favour of the Great Plains Share Consolidation Resolution.

Recommendations of the Rock Creek Board of Directors

The board of directors of Rock Creek has considered the proposed business combination with Great Plains on the terms and conditions as provided in the Arrangement Agreement, has reviewed the Fairness Opinion, and has unanimously determined that the Arrangement is fair to the Rock Creek Securityholders and in the best interests of Rock Creek and the Rock Creek Securityholders. The board of directors of Rock Creek unanimously recommends that the Rock Creek Securityholders vote in favour of the Rock Creek Arrangement Resolution.

Key Approvals and Conditions Precedent

The following procedural steps must be taken in order for the Arrangement to become effective:

1. the Rock Creek Arrangement Resolution must be passed by 66 2/3% of the votes cast by each of the Rock Creek Class A Shareholders, the Rock Creek Class B Shareholders and the Rock Creek Warrantholders, present in person or by proxy, at each of the Rock Creek Class A Shareholders' Meeting, the Rock Creek Class B Shareholders' Meeting and the Rock Creek Warrantholders' Meeting, respectively. The Rock Creek Optionholders have already unanimously approved the Arrangement;

2. the Court must grant the Final Order approving the Arrangement; and

3. the Final Order, the Articles of Amendment and the Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

In addition, the obligations of Great Plains and Rock Creek to complete the Arrangement are subject to the completion of all necessary regulatory reviews, rulings, orders, consents and approvals required under applicable legislation and certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule "I" to the Joint Circular.

Voting Support Agreements

Each of the directors, senior officers and employees of Rock Creek have agreed to vote the Rock Creek Securities owned or controlled by them in favour of the Rock Creek Arrangement Resolution, representing approximately 17% of the issued and outstanding Rock Creek Class A Shares and 1% of the outstanding Rock Creek Class B Shares. Holders of approximately 43% of the outstanding Rock Creek Warrants have agreed to vote in favour of the Rock Creek Arrangement Resolution. In addition, all Rock Creek Optionholders have approved the Arrangement.

Rights of Dissenting Rock Creek Securityholders

The following description of the dissent rights of Dissenting Rock Creek Securityholder is not a comprehensive statement of procedures to be followed by a Dissenting Rock Creek Securityholder who seeks payment of the fair value of Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants, as the case may be, and is qualified in its entirety by the Interim Order and Section 191 of the ABCA attached as Schedules "C" and "H", respectively, to this Joint Circular.

Rock Creek Securityholders are entitled to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA, as modified or supplemented by the Interim Order. Strict compliance with the provisions of Section 191 and the Interim Order is required in order to exercise the right to dissent. Provided the Arrangement becomes effective, each Dissenting Rock Creek Securityholder will be entitled to be paid the fair value of his or her Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants, as the case may be, in respect of which such shareholder dissents in accordance with Section 191 of the ABCA, as modified or supplemented by the Interim Order. **Persons who are beneficial owners of Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants are entitled to dissent.** Accordingly, a beneficial owner of Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants desiring to exercise his or her right to dissent must make arrangements for the Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants beneficially owned by such person to be registered in his or her name, or alternatively, make arrangements for the registered holder of its Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants to dissent on his or her behalf. See Schedule "H" to this Joint Circular for the full text of Section 191 and see "The Arrangement-Rights of Dissenting Rock Creek Securityholders".

The Arrangement Agreement provides as a condition to completion of the Arrangement that holders of not more than 5% of the outstanding Rock Creek Class A Shares and not more than 25% of the outstanding holders of Rock Creek Class B Shares exercise their right of dissent. This condition may only be waived, in whole or in part, jointly by Great Plains and Rock Creek.

The Arrangement is subject to certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule "I" to the Joint Circular.

Exchange of Share Certificates - Rock Creek

Following the Arrangement and as of the Arrangement Effective Date, holders of Rock Creek Class A Shares (including those Rock Creek Class B Shareholders who receive Rock Creek Class A Shares under the Arrangement) who elect to receive Great Plains Shares or such holders who have not made any election, shall be deemed to be registered holders of Great Plains Shares and the holders of certificates representing Rock Creek Class A Shares are required to surrender such certificates pursuant to the Rock Creek Letter of Transmittal and Election Form and, upon such surrender, will be entitled to receive (i) share certificates representing the number of Great Plains Shares or (ii) cheques representing the Cash Consideration, to which they are so entitled, or both, as applicable.

Following the Arrangement and as of the Arrangement Effective Date, holders of Rock Creek Warrants (other than Dissenting Rock Creek Warrantholders) that elected to surrender their Rock Creek Warrant certificates pursuant to the Rock Creek Letter of Transmittal shall, upon such surrender, be entitled to receive $0.10 cash for each Rock Creek Warrant so surrendered. Rock Creek Warrant certificates that are not, at such Rock Creek Warrantholders election, surrendered for Cash Consideration, shall remain subject to the terms and conditions of exercise set forth in the certificate representing such Rock Creek Warrants.

All Rock Creek Optionholders have provided their consent to the Arrangement prior to the date hereof. Upon the Arrangement becoming effective, vesting of all Rock Creek Options shall be accelerated. Rock Creek Optionholders who have not previously exercised their options will receive $0.25 cash for each Rock Creek Option held and such options shall be deemed cancelled as of the Arrangement Effective Date.

Enclosed with this Joint Circular are, for Rock Creek Securityholders, the Rock Creek Letter of Transmittal and Election Forms for the surrender of certificates which formerly represented Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants for use in both making an election and for exchanging those certificates for Great Plains Shares and/or a cheque for the Cash Consideration to which former Rock Creek Securityholders become entitled pursuant to the Arrangement.

The Rock Creek Letter of Transmittal and Election Form contain complete instructions on how such persons are to exchange their securities. Registered Rock Creek Securityholders should read and follow these instructions. The Rock Creek Letter of Transmittal and Election Form, when properly completed and delivered together with certificates representing the applicable securities and all other required documents, will enable each former registered Rock Creek Securityholder to obtain the certificates representing the Great Plains Shares or a cheque representing the Cash Consideration to which they are entitled pursuant to the Arrangement, or both. Any fractional

Great Plains Shares resulting from the implementation of the Arrangement will be rounded up to the next greater whole number of Great Plains Shares provided that only one rounding will be made for each registered holder of Rock Creek Class A Shares.

After the Arrangement Effective Date, certificates formerly representing Rock Creek Class A Shares, Rock Creek Class B Shares or, in the case of Rock Creek Warrants, those surrendered for Cash Consideration, will represent only the right to receive Great Plains Shares and/or Cash Consideration, as may be applicable. As soon as practicable following the Arrangement Effective Date, upon delivery of such certificates, together with the appropriate Rock Creek Letter of Transmittal and Election Form properly completed, in accordance with the instructions contained in the respective Rock Creek Letters of Transmittal and Election Forms, each former registered holder of such Rock Creek Securities will be sent certificates representing Great Plains Shares and/or cheques representing the Cash Consideration to which they are entitled, as may be applicable.

Selected Financial and Operational Information

Financial Information

The following table sets out certain financial information for Great Plains and Rock Creek and pro forma financial information for Great Plains and certain other adjustments as at and for the three months ended March 31, 2005. **The following information should be read in conjunction with the Unaudited Pro Forma Financial Statements, the Financial Statements of Great Plains and the Financial Statements of Rock Creek set forth at Schedules "E", "F" and "G", respectively, to this Joint Circular.**

As at and for the three months ended March 31, 2005

$000 (except per share amounts)	**Great Plains**	**Rock Creek**	**Pro Forma[3]**
	(unaudited)	(unaudited)	(unaudited)
Revenue, net of royalties	$2,826	$3,680	$6,320
Funds from operations[1]	$1,625	$2,481	$3,756
Net Earnings (loss)	$160	$400	$(164)
Per share (basic)	-	$0.02	$0.00
Per share (diluted)	-	$0.02	$0.00
Capital Expenditures[4]	$3,773	$6,306	$10,079
Working Capital (deficiency)	$(2,174)	$(3,714)	$(18,769)
Shares outstanding[2]			
Class A	34,634	18,624	34,637
Class B	-	833	-
Class A Warrants	-	1,992	-
Weighted average (basic)	33,939	22,048	34,311
Weighted average (diluted)	35,084	22,697	34,848

Notes:

(1) Funds from operations do not conform with Canadian generally accepted accounting principles and as such may not be comparable to funds from operations as reported by other operators.

(2) As at March 31, 2005 without effecting the Great Plains Share Consolidation.

(3) Assumes the Great Plains Share Consolidation is effected.

(4) Includes expenditures on abandonment and reclamation.

Operational Information

The following table sets out certain operating information for each of Great Plains and Rock Creek for the periods noted. The following information should be read in conjunction with the operating information of Great Plains and Rock Creek. The combined operating information is presented for illustrative purposes only and is not necessarily indicative of actual results of operations or financial position that would have been achieved had the Arrangement been consummated at the beginning of the earliest period presented, nor are they indicative of future results.

	Great Plains	Rock Creek	Combined
Average Daily Production (for the three months ended March 31, 2005)			
Light/Medium Oil and NGL's (bbls/d)	55	544	599
Heavy Oil (bbls/d)	-	-	-
Natural Gas (Mcf/d)	4,853	2,333	7,186
NGLs (bbls/d)	65	23	88
Total Oil Equivalent (boepd) (based on 6:1 conversion)	929	956	1,885
Proved Reserves(1)(000's) (as at December 31, 2004)			
Light/Medium Oil (bbls)	226	727	953
Heavy Oil (bbls)	6	-	6
Natural Gas (Mcf)	9,599	4,861	14,460
NGLs (bbls)	149	21	170
Total Oil Equivalent (boe) (based on 6:1 conversion)	1,981	1,558	3,539
Proved Plus Probable Reserves(1)(000's) (as at December 31, 2004)			
Light/Medium Oil (bbls)	302	1,074	1,376
Heavy Oil (bbls)	6	-	6
Natural Gas (Mcf)	13,890	6,799	20,689
NGLs (bbls)	199	30	229
Total Oil Equivalent (boe) (based on 6:1 conversion)	2,822	2,237	5,059
Net Present Value of Future Net Revenue of Proved and Probable Reserves – Discounted Before Tax(1) (Forecast Prices) (as at December 31, 2004)			
at 0% ($million)	56,886	51,172	108,058
at 10% ($million)	36,923	34,913	71,836
Undeveloped Land (acres) (as at December 31, 2004)			
Gross	220,030	82,600	302,630
Net	139,812	52,830	192,642
Seismic			
Proprietary			
- 2D	1,416 km.	190 km.	1,606 km.
- 3D	85 sq. km.	220 sq. km.	305 sq. km.
Trade			
- 2D	2,510 km.	1,870 km.	4,380 km.
- 3D	-	-	-

Note:

(1) This information is derived from the GLJ Report with respect to Great Plains, and from the AJM Report with respect to Rock Creek.

Canadian Federal Income Tax Considerations Applicable to Rock Creek Securityholders

A Rock Creek Class A Shareholder or a Rock Creek Class B Shareholder who receives only cash pursuant to the Arrangement will recognize a capital gain (or capital loss) for the taxation year during which the disposition occurs.

A Rock Creek Class A Shareholder or a Rock Creek Class B Shareholder who receives only Great Plains Shares pursuant to the Arrangement and who does not (i) choose to recognize a capital gain or capital loss; or (ii) make a valid subsection 85(1) election jointly with Great Plains, will realize neither a capital gain nor capital loss and will be deemed to acquire the Great Plains Shares at a cost which is equal to the adjusted cost base of their Rock Creek shares for the purposes of computing the adjusted cost base of all Great Plains Shares owned by them.

A Rock Creek Class A Shareholders or a Rock Creek Class B Shareholders who receive both cash and Great Plains Shares pursuant to the Arrangement will be considered to have disposed of a pro-rata portion of their shares entirely for cash and a pro-rata portion of their shares entirely for Great Plains Shares. They will realize a capital gain (or a capital loss) to the extent that the cash received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the portion of their shares which are disposed of entirely for cash and any reasonable costs of making the disposition. In respect of their shares which are disposed of entirely for Great Plains Shares, disposing Rock Creek Class A Shareholders or Rock Creek Class B Shareholders will be deemed to have disposed of their shares for an amount equal to their adjusted cost base, unless the disposing Rock Creek Class A Shareholder or Rock Creek Class B Shareholder elects to treat the disposition as having occurred for proceeds equal to the fair market value of the Great Plains Shares which are acquired in exchange therefor.

Rock Creek Warrantholders who elect to receive cash for their Rock Creek Warrants will realize a capital gain (or capital loss) on the disposition equal to the amount by which the proceeds of disposition thereof exceeds (or is less than) the adjusted cost base thereof and any reasonable costs of making the disposition.

Rock Creek Warrantholders who exercise their Rock Creek Warrants and receive Rock Creek Class A Shares will not have a disposition of their Rock Creek Warrants for income tax purposes, although the cost of their Rock Creek Class A Shares acquired on the exercise will be increased by the amount, if any, paid for their Rock Creek Warrants.

The Arrangement will have no income tax consequences for Rock Creek Warrantholders who neither elect to receive cash for their Rock Creek Warrants nor exercise their Rock Creek Warrants.

The foregoing summary is of a general nature only and is qualified in its entirety by the summary of Canadian federal income tax considerations contained in this Joint Circular. See "The Arrangement - Canadian Federal Income Tax Considerations". **All Rock Creek Securityholders should consult their own tax advisers for advice *with respect to their own particular circumstances.***

Stock Exchange Listing

The Great Plains Shares are listed on the TSX. Great Plains has applied for approval from the TSX for the listing of the Great Plains Shares to be issued pursuant to the Arrangement. Approval of the Arrangement and the listing of the Great Plains Shares to be issued pursuant thereto will be subject to the fulfilment of all of the requirements of the TSX, including the TSX's original listing requirements. The Great Plains Shares trade under the symbol "GPX".

It is a mutual condition precedent to the completion of the Arrangement that the approval of the TSX be obtained. Great Plains and Rock Creek have the ability to waive that condition, however, and may proceed to complete the Arrangement without the approval of the TSX.

Timing

It is anticipated that the Arrangement will become effective on or about July 27, 2005 subject to the requisite Rock Creek Securityholder and regulatory approvals being obtained and all other conditions to the Arrangement being satisfied or waived.

Other Business at the Great Plains Meeting

As at the date hereof, management of Great Plains is not aware of any matters to come before the Great Plains Meeting other than the Great Plains Share Consolidation.

Other Business at the Rock Creek Meetings

As at the date hereof, management of Rock Creek is not aware of any matters to come before the Rock Creek Meetings other than those set forth in this Joint Circular.

Management of New Great Plains

Senior management of New Great Plains will be comprised of the following individuals, being the current management of Great Plains: Stephen P. Gibson - President and Chief Executive Officer; Thomas K. Rouse - Vice President, Finance and Chief Financial Officer; Curtis W. Labelle - Vice President, Engineering; Robert R. Padget,

Chief Operating Officer; Randall Faminow - Vice President, Land; Carlos Salas - Vice President, Exploration; and Donald R. Leitch - Secretary.

Daryl H. Connolly, currently a director of Rock Creek, will be appointed to the board of directors of New Great Plains on the Arrangement Effective Date.

Risk Factors

New Great Plains will be subject to certain risk factors which should be carefully considered by Rock Creek Securityholders when considering and reviewing the Arrangement. See "*Risk Factors*".

PROXY AND VOTING MATTERS

Solicitation of Proxies

This Joint Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of each of Great Plains and Rock Creek for use at the Great Plains Meeting and the Rock Creek Meetings, respectively. Directors, officers and employees of each of Great Plains and Rock Creek may, for no additional compensation, solicit proxies for the Great Plains Meeting and the Rock Creek Meetings, respectively, by telephone, telecopy, mail or other communication. Payments may also be made to brokers or nominees holding shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals in accordance with the requirements of National Instrument 54-101. A copy of this Joint Circular is available by SEDAR at www.sedar.com under Rock Creek Resources Ltd. and Great Plains Exploration Inc.'s respective company profiles.

Appointment and Revocation of Proxies

Accompanying this Joint Circular are:

1. in the case of Great Plains Shareholders, a form of proxy printed on **white** paper for use at the Great Plains Shareholders' Meeting;

2. in the case of Rock Creek Class A Shareholders, a form of proxy printed on **blue** paper for use at the Rock Creek Class A Shareholders' Meeting;

3. in the case of Rock Creek Class B Shareholders, a form of proxy printed on **green** paper for use at the Rock Creek Class B Shareholders' Meeting; and

4. in the case of Rock Creek Warrantholders, a form of proxy printed on **yellow** paper for use at the Rock Creek Warrantholders' Meeting.

Voting of Registered Holders of Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Share and Rock Creek Warrants

All properly executed forms of proxy of Great Plains Shareholders must be received by Great Plains using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Computershare at its address, 100 University Avenue, Toronto, Ontario M5J 2Y1, Attn: Proxy Dept. 9th Floor, on or before 9:45 a.m. (Calgary time) on the second last business day prior to the Great Plains Shareholders' Meeting or any adjournment or adjournments thereof.

All properly executed forms of proxy of Rock Creek Class A Shareholders must be received by Valiant using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Valiant at its address, Suite 310, 606 - 4th Street SW, Calgary, AB T2P 1T1, on or before 10:00 a.m. (Calgary time) on the second last business day prior to the Rock Creek Class A Shareholders' Meeting or any adjournment or adjournments thereof.

All properly executed forms of proxy of Rock Creek Class B Shareholders must be received by Valiant using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Valiant at its address, Suite 310, 606 - 4th Street SW, Calgary, AB T2P 1T1, in all cases no later than 10:15 a.m. (Calgary time) on the second last business day prior to the Rock Creek Class B Shareholders' Meeting or any adjournment or adjournments thereof.

All properly executed forms of proxy of Rock Creek Warrantholders must be received by Valiant using the enclosed postage prepaid self-addressed envelope, or by otherwise delivering it, to Valiant at its address, Suite 310, 606 - 4th Street SW, Calgary, AB T2P 1T1, in all cases no later than 10:30 a.m. (Calgary time) on

the second last business day prior to the Rock Creek Warrantholders' Meeting or any adjournment or adjournments thereof.

The applicable form of proxy must be signed by the securityholder or the securityholder's attorney authorized in writing. If such securityholder is a corporation, the form of proxy must be executed by a duly authorized officer or attorney thereof. Persons signing as executors, administrators or trustees should so indicate and must provide a true copy of the document establishing their authority. A partnership should sign in the partnership name by an authorized person(s).

The persons designated in the form of proxy furnished by Great Plains are directors or officers of Great Plains. The persons designated in the forms of proxy furnished by Rock Creek are directors or officers of Rock Creek. **A securityholder submitting a form of proxy has the right to appoint a person (who need not be a securityholder) other than any person designated in the forms of proxy furnished by Great Plains or Rock Creek to attend and act for them and on their behalf at the Great Plains Meeting or the applicable Rock Creek Meeting, as the case may be, at which they are entitled to vote. To exercise this right, the securityholder must insert the name of the desired representative in the blank space provided in the form of proxy or may submit another appropriate form of proxy.**

The forms of proxies furnished by Great Plains and Rock Creek, where the securityholder specifies a choice with respect to the resolutions to be voted upon at the Great Plains Meeting or the Rock Creek Meetings, as the case may be, will be voted on or withheld from voting, or voted for or against, as the case may be, on any ballot in accordance with the instructions contained therein. Where no choice is specified, the forms of proxy will be voted "FOR" each of the resolutions to be voted upon in respect of the matters set forth in the respective Notice of Meeting. The persons appointed under the forms of proxies furnished by Great Plains and Rock Creek are conferred discretionary authority with respect to amendments to those matters specified in the forms of proxies or other matters which may properly come before the Great Plains Meeting or Rock Creek Meetings, respectively. At the time of the printing of this Joint Circular, the management of each of Great Plains and Rock Creek know of no such amendment or other matter except as disclosed in this Joint Circular. If any matters which are not now known should properly come before the Great Plains Meeting or the Rock Creek Meetings, the persons named in the enclosed forms of proxies will vote on such matters in accordance with their best judgment.

A form of proxy may be revoked by the person giving it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Great Plains Meeting or the Rock Creek Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the securityholder or the securityholder's attorney, authorized in writing, or if the securityholder is a corporation, by a duly authorized officer or attorney thereof, and deposited with the Corporate Secretary of Great Plains or Rock Creek, as the case may be, at the registered office of Great Plains or Rock Creek, as the case may be, or with Computershare, no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the Great Plains Meeting or the applicable Rock Creek Meetings, respectively, or, if such meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened, or with the Chairman of the meeting immediately prior to such meeting, or any reconvened meeting, and upon either of such deposits the proxy is revoked.

Advice to Beneficial Owners of Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants

The information set forth in this section is of significant importance to many securityholders, as a substantial number of securityholders do not hold shares in their own name. Persons who hold Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants through their brokers, intermediaries, trustees or other persons or who otherwise do not hold their Great Plains Shares or Rock Creek Securities in their own name (referred to in this section as "Beneficial Holders") should note that only proxies deposited by securityholders whose names appear on the records of Great Plains or Rock Creek, as the case may be, may be recognized and acted upon at the Great Plains Meeting and the Rock Creek Meetings, respectively. If Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants are listed in an account statement provided to a Beneficial Holder by a broker, then in almost all cases those shares will not be registered in the Beneficial Holder's name on the records of Great Plains or Rock Creek, as the case may be. Such securities will more likely be registered under the names of the broker or an agent of that broker. In Canada, the vast majority of securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Securities held by brokers, agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Holder. Without specific instructions, brokers, agents and nominees are prohibited from voting securities for the brokers' clients. **Therefore, Beneficial Holders should ensure that instructions respecting the voting of their Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants are communicated to the appropriate person by the appropriate time.**

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Holders in advance of securityholders' meetings. Each intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Holders to ensure that their Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants, as applicable, are voted at the appropriate meeting. The purpose of the form of proxy or voting instruction form supplied to a Beneficial Holder by its broker, agent or nominee is limited to instructing the registered securityholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Holder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically supplies a voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the forms to ADP or follow specified telephone or internet voting procedures. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of securities to be represented at the Great Plains Meeting or the applicable Rock Creek Securityholders' Meeting. **A Beneficial Holder receiving a voting instruction form from ADP cannot use that form to vote Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants directly at the respective meeting. The voting instruction forms must be returned to ADP or the telephone or internet procedures completed well in advance of the respective meeting in order to have such securities voted.**

Although Beneficial Holders may not be recognized directly at the appropriate meeting for the purpose of voting securities registered in the name of their broker, agent or nominee, a Beneficial Holder may attend at the appropriate meeting as proxyholder for the registered securityholder and vote the Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants, as the case may be, in that capacity. Beneficial Holders who wish to attend at the appropriate meeting and indirectly vote their Great Plains Shares, Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants, as the case may be, as proxyholder for the registered securityholder, should enter their own names in the blank space on the applicable form of proxy or voting instruction form provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the appropriate meeting.

Voting and Record Date

Each Great Plains Shareholder of record at the close of business on the Record Date will be entitled to receive notice of the Great Plains Meeting. Each such Great Plains Shareholder will be entitled to vote at the Great Plains Meeting, in accordance with the provisions set out below, unless such Great Plains Shareholder transfers the ownership of any of the Great Plains Shares held by that Great Plains Shareholder after the Record Date and the transferee of those shares establishes that such transferee owns the securities and demands to Great Plains' transfer agent at the address referred to in this Joint Circular, not later than 10 days before the Great Plains Meeting, that the transferee's name be included in the list of Great Plains Shareholder entitled to vote at the Great Plains Meeting.

Each Rock Creek Securityholder of record at the close of business on the Record Date will be entitled to receive notice of the Rock Creek Meetings. Each such securityholder will be entitled to vote at the applicable Rock Creek Meeting, in accordance with the provisions set out below, unless such securityholder transfers the ownership of any of the Rock Creek Securities held by that securityholder after the Record Date and the transferee of those shares establishes that such transferee owns the shares and demands to Rock Creek's transfer agent at the address referred to in this Joint Circular, not later than 10 days before the applicable Rock Creek Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the applicable Rock Creek Meeting.

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The Great Plains Meeting will be held and conducted in accordance with the CBCA and the by-laws of Great Plains. The Rock Creek Meetings will be held in accordance with the ABCA, the by-laws of Rock Creek, the Warrant Indenture, as applicable, and the Interim Order.

Great Plains proxies and Rock Creek proxies will be counted and tabulated in such a manner as to preserve the confidentiality of individual securityholder votes, except: (a) as necessary to meet the applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event such securityholder has made a written comment on the form of proxy.

There were 34,634,274 Great Plains Shares outstanding as at the Record Date. With respect to voting on the Great Plains Share Consolidation Resolution or on other matters properly coming before such Great Plains Meeting, each Great Plains Shareholder is entitled to one vote for each Great Plains Share held. Management of Great Plains is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Great Plains Shares, other than Dundee Corporation holding approximately 25.4% of the outstanding Great Plains Shares, as at the Record Date.

There were 18,640,998 Rock Creek Class A Shares outstanding as at the Record Date. With respect to voting on the Rock Creek Arrangement Resolution or on other matters properly coming before the Rock Creek Class A Shareholders' Meeting, each Rock Creek Class A Shareholder is entitled to one vote for each Rock Creek Class A Share held. Management of Rock Creek is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Rock Creek Class A Shares, as at the Record Date.

There were 832,500 Rock Creek Class B Shares outstanding as at the Record Date. With respect to voting on the Rock Creek Arrangement Resolution or on other matters properly coming before the Rock Creek Class B Shareholders' Meeting, each Rock Creek Class B Shareholder is entitled to one vote for each Rock Creek Class B Share held. Management of Rock Creek is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Rock Creek Class B Shares, as at the Record Date.

There were 1,992,411 Rock Creek Warrants outstanding as at the Record Date. With respect to voting on the Rock Creek Arrangement Resolution or on other matters properly coming before the Rock Creek Warrantholders' Meeting, each Rock Creek Warrantholder is entitled to one vote for each Rock Creek Warrant held. Management of Rock Creek is not aware of any person owning, beneficially, directly or indirectly, or exercising control or direction over more than 10% of the Rock Creek Warrants other than Unicorn Energy Inc., which holds 460,094 Rock Creek Warrants, representing 23.1% of the outstanding Rock Creek Warrants and O. Michael Isaac, who owns or controls 416,309 Rock Creek Warrants, representing 20.8% of the outstanding Rock Warrants, as at the Record Date.

There were 1,276,000 Rock Creek Options outstanding as at the Record Date. Rock Creek Optionholders have unanimously approved the Arrangement in writing. Accordingly, no meeting of Rock Creek Optionholders to approve the Rock Creek Arrangement Resolution will be required.

THE ARRANGEMENT

General

Great Plains and Rock Creek entered into an Arrangement Agreement effective June 3, 2005, as amended and restated on June 21, 2005, providing for the Merger of Great Plains and Rock Creek through an arrangement involving Great Plains, Rock Creek, the Rock Creek Class A Shareholders, the Rock Creek Class B Shareholders, the Rock Creek Optionholders and the Rock Creek Warrantholders. The Arrangement is to be effected pursuant to the Plan of Arrangement which provides for, among other things, the issuance of Great Plains Shares or the payment of the Cash Consideration, or both, in exchange for Rock Creek Securities and the cancellation of the Rock Creek Securities.

Upon completion of the Arrangement, all former Rock Creek Securityholders will receive Great Plains Shares or receive the Cash Consideration for their Rock Creek Securities, or both, other than Dissenting Rock Creek

Securityholders and those Rock Creek Warrantholders who do not exercise their Rock Creek Warrants and do not elect to receive Cash Consideration therefor.

Background to the Arrangement

On March 23, 2005, GMP was engaged by Rock Creek to provide financial advisory services, including assistance in identifying and evaluating potential transactions such as a combination of Rock Creek's business and operations with those of another company or entity by means of a takeover, merger, sale, arrangement or amalgamation, a sale of any or all of the assets of Rock Creek, a recapitalization or material restructuring of Rock Creek or any combination thereof.

GMP generated a list of potential candidates which resulted in Rock Creek entering into confidentiality agreements with parties interested in considering a strategic transaction with Rock Creek, including Great Plains. On March 24, 2005, Great Plains and Rock Creek entered into a confidentiality agreement in order to exchange non-public information relating to Rock Creek. On May 27, 2005, Great Plains and Rock Creek entered into a confidentiality agreement in order to exchange non-public information relating to Great Plains. Through to early June 2005, management of Great Plains and management of Rock Creek discussed the terms of a possible business combination. The combination of production and exploration prospects within both companies led the parties to negotiate the Arrangement Agreement.

On June 1, 2005, Great Plains and Rock Creek agreed in principle to the merger of Rock Creek and Great Plains on the basis of 2.13 Great Plains Shares or $2.50 cash for each Rock Creek Class A Share, 8.52 Great Plains Shares or $10.00 cash for each Rock Creek Class B Shares and $0.10 for each Rock Creek Warrant, subject to approval of the directors of each Corporation of an arrangement agreement to be entered into by Rock Creek and Great Plains. It was further agreed that Daryl H. Connolly, a director of Rock Creek, would be appointed to the board of directors of Great Plains on the Arrangement Effective Date.

Great Plains and Rock Creek, with the assistance of their legal advisors, proceeded with further due diligence investigations and the negotiation of the Arrangement Agreement. The Arrangement Agreement was executed on June 3, 2005 and was announced by joint press release dated June 3, 2005. The Arrangement Agreement was amended and restated on June 21, 2005 to, among other things, extend certain timelines to meet certain conditions provided in the Arrangement Agreement and to provide Rock Creek Warrantholders that do not exercise Rock Creek Warrants or elect to receive Cash Consideration, the right to exercise Rock Creek Warrants in accordance with the terms and conditions of the Rock Creek Warrant certificates after the Arrangement is completed.

Benefits of the Arrangement

Each of the board of directors of Great Plains and Rock Creek believes there are a number of benefits resulting from the Arrangement, including the following:

(i) New Great Plains will have a more balanced production profile with 55% natural gas and 45% crude oil and natural gas liquids which should lead to significant cash flow accretion and improved operating netbacks;

(ii) The combined entity's larger production and cash flow base will allow for the accelerated capture of both companies' future potential while maintaining a conservatively managed balance sheet;

(iii) the combined operations of Great Plains and Rock Creek will be stronger than either Corporation alone, enabling New Great Plains to more effectively undertake and complete the development, exploration for, production and marketing of oil and natural gas under a variety of economic conditions;

(iv) the financial strength and size of New Great Plains should provide improved liquidity by virtue of the increase in consolidated market capitalization;

(v) the financial strength and size of New Great Plains should provide greater access to capital markets to finance acquisition and development opportunities; and

(vi) the financial strength of New Great Plains will enable it to explore and develop New Great Plains' oil and gas prospects at an increased rate.

Arrangement Agreement

The Arrangement will be effected in accordance with the Arrangement Agreement, a copy of which is attached as Schedule "I" to the Joint Circular.

The Arrangement Agreement contains certain representations and warranties made by each of Great Plains and Rock Creek in respect of their assets, liabilities, capital, financial position and operations. In addition, each of Great Plains and Rock Creek provide covenants which govern the conduct of their operations and affairs prior to the completion of the Arrangement.

The Arrangement Agreement contains a number of conditions precedent to the obligations of Great Plains and Rock Creek. Unless all of such conditions are satisfied or waived by the party or parties for whose benefit such conditions exist, to the extent they may be capable of waiver, the Arrangement will not proceed. There is no assurance that the conditions will be satisfied or waived on a timely basis, or at all. The conditions to the Arrangement becoming effective are set out in the Arrangement Agreement. Upon the conditions being fulfilled or waived, the Final Order and the Articles of Arrangement in the form prescribed by the ABCA are required to be filed with the Registrar under the ABCA to give effect to the Arrangement.

The Arrangement Agreement may, prior to the Effective Date, be terminated by mutual agreement of Great Plains and Rock Creek and in certain circumstances, by either Great Plains or Rock Creek. Specifically, the Arrangement Agreement may be terminated if more than 5% of the Rock Creek Class A Shareholders or more than 25% of the Rock Creek Class B Shareholders dissent to the proposed Arrangement, unless both Great Plains and Rock Creek waive this condition, in whole or in part. The Arrangement Agreement may also be terminated in certain other circumstances set forth in the Arrangement Agreement.

Rock Creek has agreed to immediately terminate and cause to be terminated all solicitations, initiations, encouragement, activity discussions or negotiations with any other parties conducted prior to the date of the Arrangement Agreement by Rock Creek, or its respective officers, directors, employees, financial advisors, representatives or agents ("Representatives"), with respect to any Take-over Proposal.

In addition, Rock Creek has agreed that it will not, and will not authorize or permit any of its Representatives to, directly or indirectly:

(a) solicit, initiate or encourage, or (including by way of furnishing information) or participate in or take any action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-over Proposal from any person;

(b) engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal;

(c) accept, recommend, approve or enter into any agreement to implement an Acquisition Proposal in respect of such Corporation; or

(d) release any party from any confidentiality or standstill agreement between such Corporation and such party or amend any such agreement;

provided however Rock Creek may:

(a) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Rock Creek, or its representatives) seeks to initiate such discussions or negotiations and may furnish to such third party information concerning Rock Creek and its business, properties and assets that has previously been provided to Great Plains only to the extent that:

(i) the third party has first made a Superior Take-over Proposal and the board of directors of Rock Creek has concluded in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the board of directors of Rock Creek;

(ii) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Rock Creek provides immediate notice to Great Plains specifying that it is furnishing information to or entering into negotiations with such person or receives from such person or entity an executed confidentiality agreement and immediately provides Great Plains with a copy of such Superior Take-over Proposal;

(iii) Rock Creek provides immediate notice to Great Plains at such time as it or such person or entity terminates any such discussions or negotiations; and

(iv) Rock Creek immediately provides or makes available to Great Plains any information provided to any such person or entity;

(b) comply with applicable securities laws with regard to a tender or exchange offer and other rules relating to the provision of directors' circulars, and make appropriate disclosure to Rock Creek's shareholders; and

(c) accept, recommend, approve or implement a Superior Take-over Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Rock Creek shall have concluded in good faith that such action is required by the board of directors of Rock Creek to comply with fiduciary duties under applicable law.

Rock Creek shall give Great Plains at least 72 hours advance notice of any decision by the board of directors of Rock Creek to accept, recommend, approve or implement a Superior Take-over Proposal and shall provide Great Plains a copy of such Superior Take-over Proposal. In addition, Rock Creek agrees to negotiate in good faith with Great Plains to make such adjustments in the terms and conditions of the Arrangement as would enable Rock Creek to proceed with the Arrangement with Great Plains as amended rather than the Superior Take-over Proposal. In the event that Great Plains proposes to amend the terms of the Arrangement to provide substantially equivalent or superior value to that provided under the Superior Take-over Proposal within the 72 hour period specified above, then Rock Creek shall not enter into any agreement regarding the Superior Take-over Proposal.

In the event that:

(a) Rock Creek enters into any agreement (other than as contemplated in the Arrangement Agreement) with any person in respect of a Take-over Proposal or with respect to any liquidation, dissolution, recapitalization, merger, amalgamation, reorganization or similar transaction or business combination or the sale of assets material to it;

(b) the board of directors of Rock Creek, withdraws or modifies its recommendation to securityholders to vote their Rock Creek Securities in favour of the Arrangement Agreement (the "Recommendation");

(c) there is a material breach or non-performance by Rock Creek of any of its material representations, warranties or covenants contained in this Arrangement Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by Great Plains of any of its material representations, warranties or covenants contained in the Arrangement Agreement) that has not been cured by Rock Creek to the satisfaction of Great Plains within three Business Days of notice being provided by either party of any such breach or non-performance;

(d) any bona fide Take-over Proposal involving Rock Creek is publicly announced or commenced by another party, and the board of directors of Rock Creek fails to publicly reaffirm and maintain its Recommendation within ten 10 days after the commencement of any such Take-over Proposal;

(e) the board of directors of Rock Creek recommends that Rock Creek Securityholders deposit their Rock Creek Securities under, vote in favour of, or otherwise accept, a Take-over Proposal; or

(f) a bona fide Take-over Proposal (or bona fide intention to make one) in respect of Rock Creek has been announced by any third party and not been withdrawn prior to the Rock Creek Meeting and is completed within 90 days of announcement and the Recommendation is not accepted by at least 66 2/3% of the holders of Rock Creek Shares;

then Rock Creek has agreed to pay to Great Plains, within three business days after the first to occur of the foregoing events, a break fee equal to $1,800,000, provided that in all events there shall be only a maximum of one such fee payable.

In the event that:

(a) there is a material breach or non-performance by Great Plains of any of its material representations, warranties or covenants contained in the Arrangement Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by Rock Creek of any of its material representations, warranties or covenants contained in the Arrangement) that has not been cured by Great Plains to the satisfaction of Rock Creek within three Business Days of notice being provided by either party of any such breach or non-performance; or

(b) Great Plains withdraws from the transaction contemplated under the Arrangement Agreement, except where such withdrawal is the result of, or arises from a bona fide Take-over Proposal, a material breach or non-performance by Rock Creek of any of its material representations, warranties or covenants contained in the Arrangement or a termination of the Arrangement Agreement pursuant to its rights to terminate under the Arrangement Agreement;

then Great Plains has agreed to pay to Rock Creek, within three business days after the first to occur of the foregoing events, a sum equal to $1,800,000, provided that in all events there shall be only a maximum of one such fee payable.

The Plan of Arrangement

Great Plains and Rock Creek have agreed to merge their business and operations through the Arrangement involving Great Plains, Rock Creek and the Rock Creek Class A Shareholders, the Rock Creek Class B Shareholders, the Rock Creek Optionholders and the Rock Creek Warrantholders.

Great Plains Share Consolidation

As part of the Merger, subject to the approval of the Arrangement by Rock Creek Securityholders at the Rock Creek Meetings, Great Plains has agreed to reorganize through the consolidation of its outstanding common shares on a 2.13 to 1, subject to approval of such Great Plains Share Consolidation by the Great Plains Shareholders at the Great Plains Shareholders' Meeting. At the Great Plains Meeting, Great Plains Shareholders will be asked to consider and, if deemed adviseable, to approve with or without modification, the Great Plains Share Consolidation Resolution. To be passed, the Great Plains Share Consolidation Resolution must receive 66 2/3% approval of the votes cast by

Great Plains Shareholders. If the Great Plains Share Consolidation Resolution is passed, the Great Plains Share Consolidation will not be effected unless and until the Arrangement is approved by the Rock Creek Securityholders. Great Plains Shareholders are not required to approve the Plan of Arrangement. The Arrangement may, subject to approval of the Rock Creek Securityholders, proceed regardless of whether the Great Plains Share Consolidation is approved by the Great Plains Shareholders.

If the Great Plains Share Consolidation Resolution is passed and the Arrangement is approved by the Rock Creek Securityholders, the registered Great Plains Shareholders will subsequently receive a letter of transmittal providing directions for the exchange of Great Plains Shares for consolidated Great Plains Shares.

Under the Plan of Arrangment, each of the events set out below shall occur and be deemed to occur in the sequence set out below without further act or formality:

(a) each Rock Creek Warrant (other than those of dissenting Rock Creek Warrantholders) that has not been duly exercised for Rock Creek Class A Shares or, at the Rock Creek Warrantholder's election, transferred to Great Plains for cash consideration equal to $0.10 per Rock Creek Warrant, shall remain subject to the terms and conditions of exercise set forth in the warrant certificate representing such Rock Creek Warrant;

(b) each Rock Creek Option that has not been duly exercised for Rock Creek Class A Shares shall be transferred to Great Plains for cash consideration equal to $0.25 per Rock Creek Option and shall be deemed to be cancelled;

(c) the articles of Rock Creek shall be amended to change the issued and outstanding Rock Creek Class B Shares such that each Rock Creek Class B Share (other than those of dissenting shareholders holding Rock Creek Class B Shares) shall be changed into four Rock Creek Class A Shares;

(d) the stated capital of the Class A Shares shall be increased by an amount equal to the stated capital of Rock Creek Class B Shares;

(e) subject to (f), below, and to the Maximum Cash Consideration and the Maximum Share Consideration, each Rock Creek Class A Share (including those Rock Creek Class A Shares issued pursuant to (c), above, and Rock Creek Class A Shares issued, if any, as a result of the exercise of any Rock Creek Warrants and Rock Creek Options) shall be transferred to Great Plains in exchange for (at the election of the holder of such Rock Creek Class A Share):

    (i) 2.13 Great Plains Shares; or

    (ii) cash of $2.50;

    provided that holders of Rock Creek Class A Shares not making an election shall be deemed to have elected to receive only Great Plains Shares;

(f) in the event the Great Plains Share Consolidation occurs on or before the Effective Time, the consideration set forth in (e)(i), above, and the Maximum Share Consideration shall be adjusted by a factor equal to the inverse of the ratio of the Great Plains Share Consolidation;

(g) Great Plains shall not be obligated to pay more than $11,000,000 in cash plus any cash proceeds from the exercise of Rock Creek Warrants and Rock Creek Options (the "Maximum Cash Consideration"), nor issue more than 44,400,000 Great Plains Shares (the "Maximum Share Consideration"), in aggregate to acquire the Rock Creek Securities and for greater clarity:

(i) the cash consideration paid by Great Plains to acquire Rock Creek Warrants and Rock Creek Options pursuant to (a) and (b), above and respectively, shall not be included as part of the Maximum Cash Consideration;

(ii) if holders of Rock Creek Class A Shares and Rock Creek Class B Shares elect to receive Great Plains Shares exceeding the Maximum Share Consideration available, such holders will receive a reduced pro rata number of Great Plains Shares with the balance owing being paid in cash; and

(iii) if holders of Rock Creek Class A Shares and Rock Creek Class B Shares elect to receive cash exceeding the Maximum Cash Consideration, such holders will receive a reduced pro rata amount of cash with the balance owing being paid by the issuance of Great Plains Common Shares.

(h) the Rock Creek Class A Shares, Rock Creek Class B Shares and Rock Creek Warrants held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Rock Creek and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Rock Creek, other than the right to be paid the fair value of their Rock Creek Class A Shares, Class B Shares or Rock Creek Warrants, as applicable.

The Arrangement will result in all Rock Creek Securityholders, (other than Dissenting Rock Creek Securityholders and those Rock Creek Warrantholders who do not exercise their Rock Creek Warrants and do not elect to receive cash consideration therefore), holding either Great Plains Shares or receiving the Cash Consideration, or both, and ceasing to be a securityholder of Rock Creek.

New Great Plains will carry on the same operations as Great Plains and Rock Creek and will have the same assets and liabilities.

Unanimous Approval of the Great Plains Board of Directors

The Great Plains board of directors has unanimously approved the proposed business combination with Rock Creek on the terms and conditions provided in the Arrangement Agreement. The board of directors of Great Plains unanimously recommends that Great Plains Securityholders vote in favour of the Great Plains Share Consolidation Resolution.

Recommendation of the Rock Creek Board of Directors

The board of directors of Rock Creek has considered the proposed business combination with Great Plains on the terms and conditions as provided in the Arrangement Agreement, has reviewed the Fairness Opinion, and has unanimously determined that the Arrangement is fair to the Rock Creek Securityholders and in the best interests of Rock Creek and the Rock Creek Securityholders. The board of directors of Rock Creek unanimously recommends that Rock Creek Securityholders vote in favour of the Rock Creek Arrangement Resolution.

Fairness Opinion of Rock Creek Financial Advisor

Rock Creek retained GMP on March 23, 2005 as financial advisor to Rock Creek and the Rock Creek board of directors. GMP was engaged to provide a variety of financial advisory services, including assistance in identifying, soliciting and evaluating alternative potential transactions designed to enhance value for the Rock Creek Securityholders and, at the request of Rock Creek, to provide a fairness opinion in connection with any such transaction that Rock Creek's board of directors determined to pursue. On June 3, 2005, GMP delivered its oral fairness opinion in respect of the Arrangement, subject to review of documentation and related materials, including this Joint Circular. GMP delivered the written Fairness Opinion dated June 23, 2005, to the Rock Creek board of directors, indicating that as of such date, based on GMP's review and assumptions and subject to the limitations summarized in the Fairness Opinion, the consideration to be received by Rock Creek Securityholders under the Arrangement is fair, from a financial point of view, to the Rock Creek Securityholders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, procedures followed, information reviewed, matters considered and limitations on the review undertaken, is attached to this Joint Circular and contained in Schedule "D". Rock Creek Securityholders are urged to read carefully the Fairness Opinion in its entirety. The summary of the Fairness Opinion set forth in this Joint Circular is qualified in its entirety by reference to the full text of the opinion. The Fairness Opinion is for the use and benefit of the Rock Creek board of directors in connection with its consideration of the Arrangement, does not address the merits of the underlying decision by Rock Creek to engage in the Arrangement and does not constitute a recommendation to the Rock Creek Securityholders as to how such securityholders should vote on the resolutions approving the Arrangement.

GMP will receive fees for its services in connection with the Arrangement, the payment of which is contingent upon the completion of the Arrangement. Rock Creek has also agreed to indemnify GMP and certain related persons against certain liabilities in connection with their engagements, including certain liabilities under securities legislation.

GMP and its associates and affiliates have, as applicable, in the past, provided and may in the future, in the ordinary course of business, perform financial advisory or investment banking and other related services for Rock Creek and Great Plains and GMP has and will receive fees for such services. In the ordinary course of business, GMP, its principals and its affiliates may trade in the securities of both Rock Creek and Great Plains for their own account and for the account of their clients and accordingly, may at any time hold a long or short position in such securities.

Voting Support Agreements

Each of the directors, senior officers and employees of Rock Creek have agreed to vote the Rock Creek Class A Shares and Rock Creek Class B Shares owned or controlled by them as at the Record Date in favour of the Great Plains Arrangement Resolution, representing approximately 17% of the issued and outstanding Rock Creek Class A Shares and 1% of the outstanding Rock Creek Class B Shares. Holders of approximately 43% of the outstanding Rock Creek Warrants have agreed to vote in favour of the Arrangement Resolution.

All Rock Creek Optionholders have approved the Arrangement.

Management of New Great Plains

Senior management of New Great Plains will be comprised of the following individuals, being the current management of Great Plains: Stephen P. Gibson - President and Chief Executive Officer; Thomas K. Rouse - Vice President, Finance and Chief Financial Officer; Curtis W. Labelle - Vice President, Engineering; Robert R. Padget, Chief Operating Officer; Randall Faminow - Vice President, Land; Carlos Salas - Vice President, Exploration; and Donald R. Leitch - Secretary.

In addition, Daryl H. Connolly, currently a director of Rock Creek, will be appointed to the board of directors of New Great Plains on the Arrangement Effective Date.

Please see "Information Concerning New Great Plains - Management of New Great Plains".

Timing

The Great Plains Share Consolidation, if approved, will be effected after the Arrangement is approved by the Rock Creek Securityholders. It is anticipated that the Arrangement will become effective after the requisite Rock Creek Securityholder and regulatory approvals have been obtained, the Great Plains Share Consolidation if approved, is effected, and all other conditions to the Arrangement have been satisfied or waived. It is anticipated that the Arrangement will become effective on or about July 27, 2005.

Rights of Dissenting Rock Creek Securityholders

Rock Creek Securityholders are entitled to dissent in respect of the Arrangement in accordance with Section 191 of the ABCA, as modified or supplemented by the Interim Order. Strict compliance with the provisions of Section 191, as modified by the Interim Order, is required in order to exercise the right to dissent. Provided the Arrangement becomes effective, each Dissenting Rock Creek Securityholder will be entitled to be paid the fair value of his or her Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants, as the case may be, in respect of which such securityholder dissents in accordance with Section 191 of the ABCA, as modified or supplemented by the Interim Order. **Persons who are beneficial owners of Rock Creek Securities registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of such Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants are entitled to dissent.** Accordingly, a beneficial owner of Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants desiring to exercise his or her right to dissent must make arrangements for the Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants beneficially owned by such person to be registered in his or her name, or, alternatively, make arrangements for the registered holder of its Rock Creek Class A Shares, Rock Creek Class B Shares or Rock Creek Warrants to dissent on his or her behalf. See Schedule "H" to this Joint Circular for the full text of Section 191.

The Arrangement Agreement provides that it is a condition to completion of the Arrangement that holders of not more than 5% of each of the outstanding Rock Creek Class A Shares and holders of not more than 25% of the outstanding Rock Creek Class B Shares exercise their right of dissent. This condition may only be waived, in whole or in part, mutually by Great Plains and Rock Creek.

The Arrangement is subject to certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule "J" to the Joint Circular.

Stock Exchange Listing

The Great Plains Shares are listed on the TSX. Great Plains has applied for approval from the TSX for the listing of the Great Plains Shares to be issued pursuant to the Arrangement. Approval of the Arrangement and the listing of the Great Plains Shares to be issued pursuant thereto will be subject to the fulfilment of all of the requirements of the TSX, including the TSX's original listing requirements. The Great Plains Shares trade on the TSX under the trading symbol "GPX".

It is a mutual condition precedent to the completion of the Arrangement that the approval of the TSX be obtained. Great Plains and Rock Creek have the ability to waive that condition, however, and may proceed to complete the Arrangement without the approval of the TSX.

Interest of Certain Persons or Companies in Matters to be Acted Upon

None of the directors or executive officers of Great Plains or Rock Creek has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the Arrangement or the Great Plains Share Consolidation, other than as disclosed in this Joint Circular.

Resale of Great Plains Shares

Canada

The Great Plains Shares to be issued to Rock Creek Class A Shareholders (including Rock Creek Class A Shares exchanged for Rock Creek Class B Shares issued pursuant to the Arrangement) will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the various applicable provinces in Canada and will generally be "freely tradable" (and not subject to any "restricted period" or "hold period") if the following conditions are met: (i) the trade is not a control distribution (as defined in applicable securities legislation); (ii) no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade; (iii) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and (iv) if the selling securityholder is an insider or an officer of Great Plains, the selling securityholder has no reasonable grounds to believe that Great Plains is in default of securities legislation.

United States

The Great Plains Shares to be issued to Rock Creek Class A Shareholders (including those Rock Creek Class B Shareholders who receive Class A Shares under the Arrangement) pursuant to the Arrangement will not be registered under the 1933 Act or the securities laws of any state in reliance upon the exemption from registration provided by Rule 802 thereof and exemptions provided under the securities laws of each applicable state of the United States.

The Great Plains Shares received in exchange for the Rock Creek Class A Shares that were not "restricted securities" within the meaning of Rule 144 of the 1933 Act prior to the Arrangement may be resold without restriction by any holder thereof who was not an "affiliate" of Rock Creek at the time the Arrangement is submitted for securityholder approval and who is not after the Arrangement an "affiliate" of Great Plains. As defined in Rule 144 under the 1933 Act, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such issuer. Rock Creek Securityholders who either held Rock Creek Class A Shares that were "restricted securities" prior to the Arrangement or were affiliates of Rock Creek at the time the Arrangement is submitted for securityholder approval or who are affiliates of Great Plains may not sell the Great Plains Shares that they receive in connection with the Arrangement in the absence of registration under the 1933 Act, unless an exemption from registration is available.

Subject to certain limitations, all holders of Great Plains Shares which are "restricted securities" that were received in exchange for Rock Creek Class A Shares who are located in the United States may immediately resell such securities outside the United States without registration under the 1933 Act pursuant to Regulation S under the 1933 Act. Generally, subject to certain limitations, holders of such Great Plains Shares following the Arrangement who are not "affiliates" of Great Plains or who are "affiliates" solely by virtue of their status as an officer or director of Great Plains may, under the securities laws of the United States, resell their Great Plains Shares in an "offshore transaction" (which would generally include through the TSX) where neither the seller or any person acting on the seller's behalf engages in "directed selling efforts" in the United States. For purposes of Regulation S under the 1933 Act, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered" in the resale transaction. Certain additional restrictions are applicable to a holder of Great Plains Shares who will be an affiliate of Great Plains other than by virtue of his or her status as an officer of director of Great Plains.

The foregoing discussion is only a general overview of certain requirements of United States federal securities laws applicable to the securities received upon completion of the Arrangement. All holders of such securities are urged to consult with counsel to ensure that any subsequent sale of their securities complies with applicable securities legislation.

Rock Creek Class A Shareholders and Rock Creek Class B Shareholders are urged to consult their legal advisor to determine the extent of all applicable resale provisions. Rock Creek Class A Shareholders and Rock Creek Class B Shareholders residing elsewhere than in Canada are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

Key Approvals and Conditions Precedent

The following procedural steps must be taken in order for the Arrangement to become effective:

1. the Rock Creek Arrangement Resolution must be passed by 66 2/3% of the votes cast by each of the Rock Creek Class A Shareholders, the Rock Creek Class B Shareholders and the Rock Creek Warrantholders, present in person or by proxy, at the Rock Creek Class A Shareholders' Meeting, the Rock Creek Class B Shareholders' Meeting and the Rock Creek Warrantholders' Meeting, respectively;

2. the Court must grant the Final Order approving the Arrangement; and

3. the Final Order, the Articles of Amalgamation and the Articles of Arrangement in the form prescribed by the ABCA must be filed with the Registrar.

In addition, the obligations of Great Plains and Rock Creek to complete the Arrangement are subject to the completion of all necessary regulatory reviews, rulings, orders, consents and approvals required under applicable legislation and certain other conditions set forth in the Arrangement Agreement, a copy of which is attached as Schedule "I" to the Joint Circular.

The Rock Creek Arrangement Resolution authorizes the board of directors of Rock Creek to amend or decide not to proceed with the Arrangement or revoke the Rock Creek Arrangement Resolution at any time prior to the issue of the certificates giving effect to the Arrangement without further approval from the Rock Creek Securityholders. See Schedule "B" to this Joint Circular for the full text of the Rock Creek Arrangement Resolution.

The approval of the Great Plains Share Consolidation by the Great Plains Shareholders is not a condition to the Arrangement becoming effective. If the Great Plains Share Consolidation Resolution is passed, the Arrangement will be completed on the basis of one (1) Great Plains Shares (or $2.50 cash) for each Rock Creek Class A Share rather than 2.13 Great Plains Shares (or $2.50 cash) for each Rock Creek Class A Share.

Exchange of Share Certificates

Following the Arrangement and as of the Arrangement Effective Date, the holders of Rock Creek Class A Shares (including those Rock Creek Class B Shareholders who receive Rock Creek Class A Shares under the Arrangement) who elected to receive Great Plains Shares shall be deemed to be registered holders of Great Plains Shares and the holders of certificates representing Rock Creek Class A Shares are required to surrender such certificates pursuant to the Rock Creek Letter of Transmittal and Election Form and, upon such surrender, will be entitled to receive (i) share certificates representing the number of Great Plains Shares; or (ii) a cheque representing the Cash Consideration to which they are so entitled, or both, as applicable.

All Rock Creek Optionholders have provided their consent to the Arrangement prior to the date hereof. Upon the Arrangement becoming effective, vesting of all Rock Creek Options shall be accelerated. Rock Creek Optionholders who have not previously exercised their options will receive $0.25 cash for each Rock Creek Option held and such options shall be deemed cancelled as of the Arrangement Effective Date.

Enclosed with this Joint Circular are, for Rock Creek Securityholders, the Rock Creek Letter of Transmittal for the surrender of certificates which formerly represented Rock Creek Class A Shares, Rock Creek Class B Shares and Rock Creek Warrantholders, respectively, for use in exchanging those certificates for certificates representing Great Plains Shares or for cheques representing the Cash Consideration to which former Rock Creek Securityholders become entitled pursuant to the Arrangement.

The Rock Creek Letter of Transmittal and Election Form contains complete instructions on how such persons are to exchange their securities. Registered Rock Creek Securityholders should read and follow these instructions. The Rock Creek Letter of Transmittal and Election Form, when properly completed and delivered together with certificates representing the applicable securities and all other required documents, will enable each former registered Rock Creek Securityholder to obtain the certificates representing the Great Plains Shares or cheques representing the Cash Consideration to which they are entitled pursuant to the Arrangement, or both, as applicable, or to receive $0.10 cash for each Warrant tendered. Rock Creek Warrant certificates that are not, at such Rock Creek Warrantholders election, surrendered for Cash Consideration, shall remain subject to the terms and conditions of exercise set forth in the Rock Creek Warrant certificate representing the same.

After the Arrangement Effective Date, certificates formerly representing Rock Creek Class A Shares, Rock Creek Class B Shares or in the case of Rock Creek Warrants, those surrendered for Cash Consideration, will represent only the right to receive Great Plains Shares or Cash Consideration or both, as applicable. As soon as practicable following the Arrangement Effective Date, upon delivery of such certificates together with the appropriate Rock Creek Letter of Transmittal and Election Form properly completed, in accordance with the instructions contained in the Rock Creek Letters of Transmittal and Election Form each former registered holder of such Rock Creek

Securities will be sent the certificate(s) representing Great Plains Shares and/or cheques representing the Cash Consideration to which he or she is entitled as may be applicable.

Any use of the postal service to transmit certificates or cheques with the respective Rock Creek Letter of Transmittal and Election Form is at the risk of the Rock Creek Securityholder and none of Great Plains, Rock Creek, or Computershare shall have any responsibility for lost certificates or cheques. If such documents are to be mailed, it is recommended that registered mail, properly insured, be used and acknowledgement of receipt requested.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act to Rock Creek Securityholders who participate in or dissent to the Arrangement and who for the purposes of the Tax Act (i) are resident in Canada; (ii) hold their Rock Creek Securities as capital property; (iii) deal at arm's length with, and are not affiliated with, each of Great Plains and Rock Creek at all times up to and including the completion of the Arrangement; and (iv) will not, either alone or together with any person or persons with whom the holder does not deal at arm's length, control Rock Creek or beneficially own shares of Rock Creek having a fair market value in excess of 50% of the fair market value of all outstanding Rock Creek Class A Shares and Rock Creek Class B Shares immediately before the Arrangement Effective Time. For purposes of this section, "Rock Creek Shares" refers to either or both of the Rock Creek Class A Shares and the Rock Creek Class B Shares, as applicable, and "Rock Creek Shareholder" refers to a holder of Rock Creek Shares.

Rock Creek Securities will generally be considered to be capital property for purposes of the Tax Act to the holder thereof unless they are held in the course of carrying on a business of buying and selling securities or were acquired in a transaction or transactions considered to be an adventure in the nature of trade. Certain Rock Creek Shareholders whose Rock Creek Shares might not otherwise qualify as capital property may be entitled to have them, and all other "Canadian securities" owned by them, treated as capital property by making an irrevocable election in accordance with subsection 39(4) of the Tax Act. Rock Creek Shareholders considering making such an election should first consult their own tax advisors.

This summary is not applicable to a Rock Creek Securityholder that is a "financial institution" or "specified financial institution", or an interest in which would be a "tax shelter investment", all as defined in the Tax Act. Any such holders should consult their own tax advisors with respect to the Arrangement.

This summary assumes that immediately before the Arrangement Effective Time, a Rock Creek Shareholder is not also a Great Plains Shareholder, and vice versa. Holders who are both Rock Creek Shareholders and Great Plains Shareholders immediately before the Arrangement Effective Date should consult their own tax advisors.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, and the current published administrative practices of the Canada Revenue Agency. This summary also takes into account all specific proposals to amend the Tax Act publicly announced prior to the date hereof and, except as otherwise specifically noted, this summary does not take into account or anticipate any other changes in the law, whether by judicial, governmental or legislative action or decision, nor does it take into account the tax laws of any province, territory or foreign jurisdiction.

This summary is of a general nature only and is not exhaustive of all Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal or tax advice to any particular Rock Creek Securityholder. Rock Creek Securityholders should consult their own tax advisors to determine the particular tax consequences to them of the Arrangement having regard to their own circumstances.

Taxation of Participating Rock Creek Securityholders

This portion of the summary is applicable to Rock Creek Securityholders (other than those which exercise their rights of dissent in connection with the Arrangement).

Rock Creek Shareholders

Rock Creek Shareholders Receiving Only Cash Consideration

A Rock Creek Shareholder who receives only cash pursuant to the Arrangement will recognize a capital gain (or capital loss) for the taxation year during which the disposition occurs. Such capital gain (or capital loss) shall be equal to the amount by which the cash proceeds of disposition exceed (or are less than) the aggregate of the Rock Creek Shareholder's adjusted cost base of such Rock Creek Shares and any reasonable costs of making the disposition.

Rock Creek Shareholders Receiving Only Share Consideration

A Rock Creek Shareholder who receives only Great Plains Shares pursuant to the Arrangement and who does not (i) chose to recognize a capital gain or capital loss; or (ii) make a valid subsection 85(1) election jointly with Great Plains, will realize neither a capital gain or capital loss and will be deemed to acquire the Great Plains Shares at a cost which is equal to the adjusted cost base of their Rock Creek Shares for the purposes of computing the adjusted cost base of all Great Plains Shares owned by them.

A Rock Creek Shareholder who receives only Great Plains Shares pursuant to the Arrangement may choose to recognize a capital gain or a capital loss in respect of such disposition by reporting the same in his or her income tax return for the taxation year during which the disposition occurred. Such capital gain (or capital loss) will be equal to the amount by which the fair market value of the Great Plains Shares received exceeds (or is less than) the aggregate of the adjusted cost base of the Rock Creek Shares and any reasonable costs of making the disposition. In such circumstances, the cost of the Great Plains Shares acquired will be the fair market value thereof for the purposes of computing the adjusted cost base of all Great Plains Shares owned by them.

A Rock Creek Shareholder who receives only Great Plains Shares pursuant to the Arrangement and who makes a valid subsection 85(1) election jointly with Great Plains will, provided the elected amount is not (i) less than the lesser of the adjusted cost base of the Rock Creek Shares exchanged and the fair market value thereof; and (ii) not more than the fair market value of the Rock Creek Shares so exchanged, generally realize proceeds of disposition equal to the amount elected. In those circumstances, the Rock Creek Shareholder's capital gain (or capital loss), if any, will be the amount by which the elected amount exceeds (or is exceeded by) the total adjusted cost base of the Rock Creek Shares so exchanged and any reasonable costs associated with the disposition. The cost to such Rock Creek Shareholder of the Great Plains Shares received will, subject to the rules applicable to such election, be equal to the amount so elected. Rock Creek Shareholders should consult their own tax advisors to determine the appropriate elected amount having regard to their own circumstances and the provisions of subsection 85(1).

Rock Creek Shareholders Receiving Both Cash and Share Consideration

A Rock Creek Shareholder who receives both cash and Great Plains Shares pursuant to the Arrangement will be considered to have disposed of a pro-rata portion of their Rock Creek Shares entirely for cash and a pro-rata portion of their Rock Creek Shares entirely for Great Plains Shares. Such Rock Creek Shareholders will be required to separate the portion of their Rock Creek Shares which are disposed of entirely for cash and the portion of their Rock Creek Shares which are disposed of entirely for Great Plains Shares, based on the relative value of the consideration received in exchange for their Rock Creek Shares. They will realize a capital gain (or a capital loss) to the extent that the cash received exceeds (or is exceeded by) the aggregate of the adjusted cost base of the portion of the Rock Creek Shares which are disposed of entirely for cash and any reasonable costs of making the disposition. In respect of the Rock Creek Shares which are disposed of entirely for Great Plains Shares, disposing Rock Creek Shareholders will be deemed to have disposed of them for an amount equal to their adjusted cost base, unless the disposing Rock Creek Shareholder elects to treat the disposition as having occurred for proceeds equal to the fair market value of the Great Plains Shares which are acquired in exchange therefor, with consequences as described above under "Rock Creek Shareholders Receiving Only Share Consideration".

Making a Section 85 Election

Rock Creek Shareholders who wish to make an income tax election pursuant to subsection 85(1) of the Tax Act with the respect to the exchange of their Rock Creek Shares must provide signed copies of the necessary election forms to Great Plains within 120 days following the Arrangement Effective Date duly completed with details of the number of Rock Creek Shares exchanged, the amount of any cash received and the applicable agreed amounts for purposes of such elections. Thereafter, the forms will be signed by Great Plains and returned to the Rock Creek Shareholder for filing with the Canada Revenue Agency. Great Plains will not be responsible for the proper completion or filing of any election form and will not be responsible for taxes, interest, penalties, damages or expenses resulting from the failure of anyone to properly complete any election or properly file such election within the time prescribed and on the form prescribed under the Tax Act or the corresponding provisions of any applicable provincial or territorial tax legislation.

Rock Creek Warrantholders

Rock Creek Warrantholders who elect to receive cash for their Rock Creek Warrants will realize a capital gain (or capital loss) on the disposition equal to the amount by which the proceeds of disposition thereof exceeds (or is less than) the adjusted cost base thereof and any reasonable costs of making the disposition.

Rock Creek Warrantholders who exercise their Rock Creek Warrants and receive Rock Creek Class A Shares will not have a disposition of their Rock Creek Warrants for income tax purposes, although the cost of their Rock Creek Class A Shares acquired on the exercise will be increased by the amount, if any, paid for their Rock Creek Warrants.

The Arrangement will have no income tax consequences for Rock Creek Warrantholders who neither elect to receive cash for their Rock Creek Warrants nor exercise their Rock Creek Warrants.

Taxation of Dissenting Rock Creek Securityholders

This portion of the summary is applicable only to those Rock Creek Securityholders who exercise their rights of dissent in connection with the Arrangement.

Under the current administrative practice of the Canada Revenue Agency, a Rock Creek Shareholder who exercises a right of dissent will be considered to have disposed of such Rock Creek Shares for proceeds of disposition equal to the amount paid to such Rock Creek Shareholder (other than interest awarded by the court which will be treated as interest for the purposes of the Tax Act) and will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition exceeds (or are less than) the adjusted cost base thereof and any reasonable costs of making the disposition.

A Rock Creek Warrantholder who exercises a right of dissent will be considered to have disposed of such Rock Creek Warrants for proceeds of disposition equal to the amount paid to such Rock Creek Warrantholder (other than interest awarded by the court which will be treated as interest for the purposes of the Tax Act) and such Rock Creek Warrantholder will realize a capital gain (or capital loss) on the disposition equal to the amount by which the proceeds of disposition exceeds (or are less than) the adjusted cost base thereof and any reasonable costs of making the disposition.

Taxation of Capital Gains and Capital Losses

This portion of the summary is applicable to all Rock Creek Securityholders, whether or not they exercise their rights of dissent in connection with the Arrangement.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Rock Creek Securityholder on the disposition of Rock Creek Securities must be included in computing the income of the holder for the holder's taxation year in which the Arrangement takes place, and one-half of any capital loss (an "allowable capital loss") must be deducted from taxable capital gains realized by the holder in that taxation year. Any excess of allowable capital losses over taxable capital gains for the taxation year in which the Arrangement takes place generally may be deducted against net taxable capital gains realized by the holder in any of the three preceding taxation years or carried forward to any future taxation year, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Rock Creek Shareholder that is a corporation or certain partnerships or trusts may be reduced in certain circumstances in respect of dividends, if any, previously received or deemed to be received on the Rock Creek Shares to the extent and under the circumstances described in the Tax Act. A "Canadian controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional 6 2/3% refundable tax on certain investment income, including taxable capital gains. Capital gains realized by a Rock Creek Securityholder who is an individual may give rise to a liability for alternative minimum tax.

OTHER BUSINESS AT THE MEETINGS

Great Plains

As of the date hereof, management of Great Plains is not aware of any matters to come before the Great Plains Meeting other than those set forth in this Joint Circular.

Rock Creek

As of the date hereof, management of Rock Creek is not aware of any matters to come before the Rock Creek Meetings other than those set forth in this Joint Circular.

INFORMATION CONCERNING NEW GREAT PLAINS

The head office of New Great Plains will be located at 440, 333 - 5th Avenue S.W., Calgary, Alberta, T2P 3B6 and the registered and records office will be located at 1500, 407 - 2nd Street S.W., Calgary, Alberta, T2P 2Y3.

Business of New Great Plains

Following completion of the Arrangement, Great Plains will be engaged in the exploration for and the acquisition, development and production of oil and gas in the Western Canadian Sedimentary Basin. Great Plains, directly and indirectly through its subsidiaries, will own the business and all of the assets of Rock Creek.

Description of Great Plains Securities

The following is a summary of the rights, privileges, restrictions and conditions attaching to each class of shares of Great Plains.

Common Shares

The holders of the common shares of Great Plains (the "Great Plains Shares") are entitled to receive notice of and to vote at any meeting of shareholders of Great Plains and are entitled to one vote on a ballot for each Great Plains Share held.

The holders of the Great Plains Shares are entitled to receive any dividend declared by Great Plains, subject to the rights of the holders of the preferred shares.

Upon the liquidation, dissolution or winding-up of Great Plains or other distribution of the assets of Great Plains among its shareholders for the purpose of winding-up its affairs, the holders of Great Plains Shares are entitled to share equally with the holders of the preferred shares pro rata.

Preferred Shares

The preferred shares are issuable in series with such rights, privileges, restrictions and conditions attached to each series as the Great Plains board of directors, prior to the issuance thereof, shall determine. Each series of preferred shares shall rank on parity with each other series in the class. Each series of preferred shares ranks in priority to all other shares of Great Plains in respect of the payment of dividends and, upon a winding up or liquidation, to receive such assets and property of Great Plains equally with the holders of the Great Plains Shares pro rata.

Pro Forma Capitalization (unaudited)

The following table sets forth the pro forma capitalization of Great Plains following the Arrangement:

	Authorized	Outstanding as at March 31, 2005 (3)
Debt:		
Revolving Operating Demand Loan(2) Facility	$25,500,000	$13,498,586
Share Capital:		
Common Shares	Unlimited	$73,960,202 (34,637,221 shares) (1)
Preferred Shares	Unlimited	Nil

Notes:

(1) Does not include options to acquire up to 1,384,038 Great Plains Shares held by certain directors, officers and employees of Great Plains.

(2) The revolving production loan is the combined loans of Great Plains and Rock Creek and will be assumed by Great Plains pursuant to the Arrangement provided consent of the relevant banks are obtained. As at March 31, 2005 Great Plains had bank debt of $2,717,695 and working capital of $543,792, and Rock Creek had nil bank debt and working capital deficiency of $3,714,401.

(3) Based on the pro forma financial statements attached as Schedule E hereto.

Fully Diluted Share Capital of New Great Plains

In addition to the information set out in the capitalization table above, the following table sets out the fully diluted share capital of Great Plains after giving effect to the Arrangement.

	Number of Shares	Percentage of Total
Total number of Great Plains Shares after giving effect to the Arrangement	34,637,221(1)	96.16%
Great Plains Stock Options outstanding under Great Plains Stock Option Plan after giving effect to the Arrangement	1,384,038	3.84%
TOTAL	36,021,259	100%

Note:

(1) Based on the pro forma financial statements attached as Schedule E hereto.

Pro Forma Directors, Officers, Promoters and Insiders of New Great Plains

Principal Shareholders

To the knowledge of the directors and senior officers of Great Plains and Rock Creek, respectively, after completion of the Arrangement, no persons, firms, partnerships or corporations will, beneficially, directly or indirectly, own or exercise control or direction over shares carrying more than 10% of the voting rights attached to the New Great Plains Shares other than Dundee Corporation, holding approximately 11.9% of the issued and outstanding common shares of New Great Plains.

Stock Exchange Listing

The Great Plains Shares are listed on the TSX. Great Plains has applied for approval from the TSX for the listing of the Great Plains Shares to be issued pursuant to the Arrangement. Approval of the Arrangement and the listing of the Great Plains Shares to be issued pursuant thereto will be subject to the fulfilment of all of the requirements of the TSX, including the TSX's original listing requirements. Great Plains trades on the TSX under the trading symbol "GPX".

It is a mutual condition precedent to the completion of the Arrangement that the approval of the TSX be obtained. Great Plains and Rock Creek have the ability to waive that condition, however, and may proceed to complete the Arrangement without the approval of the TSX.

Management of New Great Plains

The Arrangement Agreement provides that Rock Creek will arrange for the termination or resignation of, and use its reasonable commercial efforts to obtain mutual releases in a form acceptable to Great Plains, acting reasonably, from, those directors, officers and employees of Rock Creek as may be agreed by Great Plains and Rock Creek prior to the Effective Date. Following completion of the Arrangement, senior management of Great Plains will be comprised of the following individuals: Stephen P. Gibson - President and Chief Executive Officer; Thomas K. Rouse - Vice President, Finance and Chief Financial Officer; Curtis W. Labelle - Vice President, Engineering; Robert R. Padget, Chief Operating Officer; Randall Faminow - Vice President, Land; Carlos Salas - Vice President, Exploration; and Donald R. Leitch - Secretary. See Schedule "F" "*Information Concerning Great Plains Exploration Inc. – Directors and Officers*" for further information relating to such individuals.

Daryl H. Connolly, currently a director of Rock Creek, will be appointed to the board of directors of Great Plains on the Arrangement Effective Date.

The following table sets forth information with respect to the directors and officers of Great Plains after completion of the Arrangement:

Name, Residence and Proposed Position with New Great Plains	**Principal Occupation**	**Number of Great Plains Shares Held Directly or Indirectly After the Arrangement[1] [2] (% of issued and outstanding)**
Stephen P. Gibson Bragg Creek, Alberta Director, President and Chief Executive Officer	President and Chief Executive Officer of Great Plains	247,066 (0.7%)
Thomas K. Rouse Calgary, Alberta Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer of Great Plains	99,765 (0.3%)
Robert R. Padget Calgary, Alberta Chief Operating Officer	Chief Operating Officer of Great Plains	83,627 (0.2%)
Randall Faminow Calgary, Alberta Vice President, Land	Vice President Land of Great Plains	68,486 (0.2%)
Carlos Salas Calgary, Alberta	Vice President Exploration of Great Plains	77,742 (0.2%)

Name, Residence and Proposed Position with New Great Plains	Principal Occupation	Number of Great Plains Shares Held Directly or Indirectly After the Arrangement[(1) (2)] (% of issued and outstanding)
Vice President, Exploration		
Curtis W. Labelle Calgary, Alberta Vice President, Engineering	Vice President Engineering of Great Plains	56,338 (0.2%)
Garth A.C. MacRae Etobicoke, Ontario Director, Chairman	Former Vice Chairman of Dundee Corporation, financial service and merchange banking company	53,315 (0.2%)
Donald R. Leitch Calgary, Alberta Director, Secretary	Barrister and Solicitor, Partner, Carscallen Lockwood LLP	23,474 (0.1%)
William A. Bell[(3)] Calgary, Alberta Director	President Bellport Resources Ltd., Bellport Oil and Gas Inc., and Portobello Investments Ltd.	590,470[(3)] (1.7%)
Julio Poscente Calgary, Alberta Director	Chief Executive Officer and Chairman of Eurogas	149,596 (0.4%)
Donald K. Charter Etobicoke, Ontario Director	Chairman, President and Chief Executive Officer of Dundee Securities Corporation, Chairman and Chief Executive Officer of Dundee Private Investors Inc. and Dundee Insurance Agency Ltd.	95,775 (0.3%)
Daryl H. Connolly Calgary, Alberta Director	President and Chief Executive Officer of Aquest Energy Ltd.	515,200 (1.5%)

Notes:

(1) Does not include options to acquire Great Plains Shares.

(2) Assumes that the Great Plains Share Consolidation is approved by Great Plains Shareholders and is effected.

(3) William A. Bell directly holds 205,560 Great Plains Shares, and Bellport Resources Ltd., which is controlled by William A. Bell, holds 1,052,141 Great Plains Shares.

(4) These holdings do not include 4,112,436 New Great Plains Shares held by Dundee Corporation.

Aggregate Ownership of Securities

Upon completion of the Arrangement and assuming the Great Plains Share Consolidation, New Great Plains' officers and directors will, as a group, beneficially own, directly or indirectly, an aggregate of 2,060,854 New Great Plains Shares (5.9% of the total issued and outstanding New Great Plains Shares).

Auditors, Transfer Agent & Registrar

KPMG LLP will be the auditors of New Great Plains. Computershare Trust Company of Canada will act as transfer agent and registrar of New Great Plains.

Relationship Between New Great Plains and Professional Persons

Upon completion of the Arrangement, Carscallen Lockwood LLP, of which Donald R. Leitch, a director and the Corporate Secretary of Great Plains, is a partner, will continue to act as legal counsel to Great Plains.

Legal Proceedings

Management is not aware of any contemplated legal proceedings that are material to the business and affairs of New Great Plains.

Great Plains Stock Option Plan

The Great Plains Stock Option Plan will continue in effect without amendment for the purposes of New Great Plains and is intended to afford persons who provide services to Great Plains, whether directors, officers, employees or consultants of Great Plains or its subsidiaries, an opportunity to obtain a proprietary interest in Great Plains by permitting them to purchase Great Plains Shares and to aid in attracting, as well as retaining and encouraging the continued involvement of, such persons with Great Plains.

The Great Plains Stock Option Plan is a "rolling" plan which allows the grant of stock options ("Stock Options") that are outstanding at any time to be up to 10% of the number of the issued and outstanding Great Plains Shares on an undiluted basis. The Great Plains Stock Option Plan is a "reloading" plan in that any Great Plains Shares issued as a result of the exercise of Stock Options will be counted in the calculation of the rolling maximum number of Stock Options eligible under the Great Plains Stock Option Plan. The Great Plains Stock Option Plan: (i) restricts the Great Plains Shares issuable to Great Plains' insiders under the Great Plains Stock Option Plan, or when combined with all of Great Plains' other security based compensation arrangements so that it cannot exceed, at any time, 10% of the total issued and outstanding Great Plains Shares; and (ii) restricts the Great Plains Shares issuable to Great Plains' insiders under the Great Plains Stock Option Plan, or when combined with all of Great Plains' other security based compensation arrangements so that it cannot exceed, within any one year period, 10% of the total issued and outstanding Great Plains Shares. The Great Plains Stock Option Plan must be approved every three years by: (i) a majority of Great Plains' directors; (ii) a majority of Great Plains' unrelated directors; and (iii) by the Great Plains' shareholders.

Stock Options granted pursuant to the Great Plains Stock Option Plan have a term not exceeding 10 years and vest in such manner as determined by the Great Plains board of directors. Stock Options vest on the occurrence of a change of control and vesting may be accelerated in the discretion the Great Plains board of directors. Stock Options granted under the Great Plains Stock Option Plan are non-assignable. The exercise prices of the Stock Options is fixed by the Great Plains board of directors a the time of grant and may not be less than the price permitted by the TSX rules.

In case of death of an optionee prior to the expiry time of the Stock Options, vested Stock Options may be exercised by the optionee's legal personal representative at any time up and including a date that is 6 months following the date of the optionee's death. In the event of the resignation, retirement or termination of an optionee prior to the expiry time of the Stock Options, such Stock Options shall cease and terminate on the thirtieth (30th) day following the effective date of such resignation, retirement, or termination or such other time (but no longer than 90 days) as the board of directors may determine. In the event of a sale of all, or substantially all of the property and assets of the Corporation as an entirety, or a take-over bid offer where the offeror, if successful, would beneficially own in excess of 30% of the outstanding Common Shares, any Stock Options held by an optionee (including unvested Stock Options) may be exercised by the optionee up to, but no later than 30 days following the date of the completion of such sale or the date of the take-over bid offer as the case may be.

SELECTED FINANCIAL AND OPERATIONAL INFORMATION

The following table sets out certain financial information for Great Plains and Rock Creek and pro forma financial information for Great Plains after giving effect to the Arrangement and certain other adjustments as at and for the three months ended March 31, 2005. **The following information should be read in conjunction with the**

Financial Statements of Great Plains, the Financial Statements of Rock Creek and the Unaudited Pro Forma Financial Statements set forth at Schedules "F", "G" and "E", respectively, to this Joint Circular.

Financial Information

	As at and for the three months ended March 31, 2005		
$000 (except per share amounts)	**Great Plains**	**Rock Creek**	**Pro Forma[3]**
	(unaudited)	(unaudited)	(unaudited)
Revenue, net of royalties	$2,826	$3,680	$6,320
Funds from operations[1]	$1,625	$2,481	$3,756
Net Earnings (loss)	$160	$400	$(164)
Per share (basic)	-	$0.02	$0.00
Per share (diluted)	-	$0.02	$0.00
Capital Expenditures[4]	$3,773	$6,306	$10,079
Working Capital (deficiency)	$(2,174)	$(3,714)	$(18,769)
Shares outstanding[2]			
Class A	34,634	18,624	34,637
Class B	-	833	-
Class A Warrants	-	1,992	-
Weighted average (basic)	33,939	22,048	34,311
Weighted average (diluted)	35,084	22,697	34,848

Notes:

(1) Funds from operations do not conform with Canadian generally accepted accounting principles and as such may not be comparable to funds from operations as reported by other operators.

(2) As at March 31, 2005 without effecting the Great Plains Share Consolidation.

(3) Assumes the Great Plains Share Consolidation is effected

(4) Includes expenditures on abandonment and reclamation.

Operational Information

The following table sets out certain operating information for each of Great Plains and Rock Creek for the periods noted. The following information should be read in conjunction with the operating information of Great Plains and Rock Creek. The combined operating information is presented for illustrative purposes only and is not necessarily indicative of actual results of operations or financial position that would have been achieved had the Arrangement been consummated at the beginning of the earliest period presented, nor are they indicative of future results.

	Great Plains	Rock Creek	Combined
Average Daily Production (for the three months ended March 31, 2005)			
Light/Medium Oil and NGL's (bbls/d)	55	544	599
Heavy Oil (bbls/d)	-	-	-
Natural Gas (Mcf/d)	4,853	2,333	7,186
NGLs (bbls/d)	65	23	88
Total Oil Equivalent (boepd) (based on 6:1 conversion)	929	956	1,885
Proved Reserves[1](000's) (as at December 31, 2004)			
Light/Medium Oil (bbls)	226	727	953
Heavy Oil (bbls)	6	-	6
Natural Gas (Mcf)	9,599	4,861	14,460
NGLs (bbls)	149	21	170
Total Oil Equivalent (boe) (based on 6:1 conversion)	1,981	1,558	3,539
Proved Plus Probable Reserves[1](000's) (as at December 31, 2004)			
Light/Medium Oil (bbls)	302	1,074	1,376
Heavy Oil (bbls)	6	-	6
Natural Gas (Mcf)	13,890	6,799	20,689
NGLs (bbls)	199	30	229

62

	Great Plains	Rock Creek	Combined
Total Oil Equivalent (boe) (based on 6:1 conversion)	2,822	2,237	5,059
Net Present Value of Future Net Revenue of Proved and Probable Reserves – Discounted Before Tax[(1)] (Forecast Prices) (as at December 31, 2004)			
at 0% ($million)	56,886	51,172	108,058
at 10% ($million)	36,923	34,913	71,836
Undeveloped Land (acres) (as at December 31, 2004)			
Gross	220,030	82,600	302,630
Net	139,812	52,830	192,642
Seismic			
Proprietary			
- 2D	1,416 km.	190 km.	1,606 km.
- 3D	85 sq. km.	220 sq. km.	305 sq. km.
Trade			
- 2D	2,510 km.	1,870 km.	4,380 km.
- 3D	-	-	-

Note:

(1) This information is derived, with respect to Great Plains, from the GLJ Report and, with respect to Rock Creek, from the AJM Report.

Compensation

The salary structure for senior management will remain the same upon completion of the Arrangement. Please see Schedule "F" - Information Concerning Great Plains Exploration Inc. - Executive Compensation.

RISK FACTORS

Great Plains' securities should be considered highly speculative due to the nature of Great Plains' business. Rock Creek Securityholders who may receive Great Plains Shares under the Arrangement should consider carefully the risk factors set out below. In addition, such Rock Creek Securityholders should carefully review and consider all other information contained in this Joint Circular before voting on the Rock Creek Arrangement Resolution.

Business Combination Risks

Great Plains and Rock Creek may not realize the anticipated benefits of the Arrangement. Great Plains and Rock Creek entered into the Arrangement Agreement to strengthen their respective positions in the oil and gas industry and to create the opportunity for potential cost savings, among other things. Achieving the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as New Great Plains' ability to realize the anticipated growth opportunities and synergies from combining the businesses of Great Plains and Rock Creek. The required efforts could divert management's focus and resources from other strategic opportunities and from operational matters during the integration process.

The trading price of the New Great Plains Shares may be less than the trading price of the Great Plains Shares as of the date of the Arrangement Agreement or as of the dates of the Great Plains Meeting and Rock Creek Meetings. The ratio at which the Great Plains Shares and Rock Creek Class A Shares will be exchanged is fixed, and there will be no adjustment for changes in the market price of the Great Plains or the Rock Creek Class A Shares or Rock Creek Class B Shares. Neither Great Plains nor Rock Creek is permitted to terminate the Arrangement Agreement or resolicit the vote of its shareholders solely because of changes in the market price of Great Plains Shares or Rock Creek Class A Shares or Rock Creek Class B Shares.

There may be a significant amount of time between the date of the Arrangement Agreement and the date when the Arrangement is completed. As a result, the relative or absolute prices of Great Plains Shares and Rock Creek Class A Shares or Rock Creek Class B Shares may vary significantly between the dates of the Arrangement Agreement, this Joint Circular, the Great Plains Meetings and Rock Creek Meetings and the completion of the Arrangement. These variations may be caused by, among other factors, changes in the businesses, operations, results and prospects of either Great Plains or Rock Creek, market expectations of the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for post-Arrangement operations and general market and economic conditions.

In addition, it is impossible to predict accurately the market price of the Great Plains Shares after the completion of the Arrangement. Accordingly, the prices of Great Plains Shares and Rock Creek Class A Shares or Rock Creek Class B Shares on the dates of the meetings may not be indicative of their prices immediately prior to the completion of the Arrangement or the price of New Great Plains Shares after the Arrangement is completed.

Exploration, Development and Production Risks

Oil and gas operations involve many risks that even a combination of experience and knowledge and careful evaluation may not be able to overcome. The long-term commercial success of New Great Plains depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves New Great Plains may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in New Great Plains' reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that New Great Plains will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, New Great Plains may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by New Great Plains.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, New Great Plains will not be fully insured against all of these risks, nor are all such risks insurable. Although New Great Plains will maintain liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event New Great Plains could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Competition

The petroleum industry is competitive in all its phases. New Great Plains competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. New Great Plains' competitors include oil and gas companies that have substantially greater financial resources, staff and facilities than those of New Great Plains. New Great Plains' ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions". New Great Plains' operations may require licenses from various governmental authorities. There can be no assurance that New Great Plains will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects.

In December 2002 the Government of Canada ratified and signed the Kyoto Protocol. This protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 levels during the period between 2008 and 2012. Implementation of the Kyoto Protocol is expected to affect the operation of all industries in Canada, including the oil and gas industry. Such effects may include increased operating and capital expenditures and reduction in the production of crude oil and natural gas. As details of the implementation of the Protocol have yet to be announced, the effect on New Great Plains cannot be determined at this time.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require New Great Plains to incur costs to remedy such discharge. Although New Great Plains believes that it will be in material compliance with current applicable environmental regulations no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect New Great Plains' financial condition, results of operations or prospects. See "Industry Conditions – Environmental Regulation".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by New Great Plains will be affected by numerous factors beyond its control. New Great Plains' ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. New Great Plains may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of New Great Plains' net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of New Great Plains' reserves. New Great Plains might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in New Great Plains' net production revenue causing a reduction in its oil and gas acquisition, development and exploration activities. In addition, bank borrowings available to New Great Plains are in part determined by New Great Plains' borrowing base. A sustained material decline in prices from historical average prices could further reduce New Great Plains' borrowing base, therefore reducing the bank credit available to New Great Plains and could require that a portion of New Great Plains' bank debt be repaid.

Substantial Capital Requirements

New Great Plains anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If New Great Plains' revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to New Great Plains. Moreover, future activities may require New Great Plains to alter its capitalization significantly. The inability of New Great Plains to access sufficient capital for its operations could have a material adverse effect on New Great Plains' financial condition, results of operations or prospects.

Additional Funding Requirements

New Great Plains' cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, New Great Plains may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause New Great Plains to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If New Great Plains' revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect New Great Plains' ability to expend the necessary capital to replace its reserves or to maintain its production. If New Great Plains' cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to New Great Plains.

Issuance of Debt

From time to time New Great Plains may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase New Great Plains' debt levels above industry standards. Depending on future exploration and development plans, New Great Plains may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither New Great Plains' articles nor its by-laws limit the amount of indebtedness that New Great Plains may incur. The level of New Great Plains' indebtedness from time to time, could impair New Great Plains' ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Accounting

New Great Plains will use the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from New Great Plains' proved oil and natural gas reserves, those excess costs would be required to be charged to operations.

Hedging

From time to time New Great Plains may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, New Great Plains will not benefit from such increases. Similarly, from time to time New Great Plains may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, New Great Plains will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to New Great Plains and may delay exploration and development activities. New Great Plains is not the operator of all of its oil and gas properties, and as a result New Great Plains will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Although title reviews will generally be conducted prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat New Great Plains' claim which could result in a reduction of the revenue received by New Great Plains.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of New Great Plains. The reserve and cash flow information set forth herein represent estimates only. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of New Great Plains. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of activities New Great Plains intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such activities do not achieve the level of success assumed in the evaluations.

Insurance

New Great Plains' involvement in the exploration for and development of oil and gas properties may result in New Great Plains becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling New Great Plains will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, New Great Plains may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to New Great Plains. The occurrence of a significant event that New Great Plains is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on New Great Plains' financial position, results of operations or prospects.

Reserves Replacement

New Great Plains' future oil and natural gas reserves, production, and cash flows to be derived therefrom are highly dependent on New Great Plains successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves New Great Plains may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in New Great Plains' reserves will depend not only on New Great Plains' ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that New Great Plains' future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Dividends

New Great Plains does not anticipate the payment of any dividends on the Great Plains Shares for the foreseeable future.

Conflicts of Interest

Certain directors of New Great Plains are also directors of other oil and gas companies and as such may, in certain circumstances, have a conflict of interest requiring them to abstain from certain decisions. Conflicts, if any, will be subject to the procedures and remedies of the ABCA. See "Conflicts of Interest".

Reliance on Key Personnel

New Great Plains' success will depend in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on New Great Plains. New Great Plains does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of New Great Plains are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that New Great Plains will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of New Great Plains.

Dilution

New Great Plains may make future acquisitions or enter into financings or other transactions involving the issuance of securities of New Great Plains which may be dilutive.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. New Great Plains is not aware that any claims have been made in respect of its assets, however, if a claim arose and was successful this could have an adverse effect on New Great Plains and its operations.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to New Great Plains or to the operator, and the delays by operators in remitting payment to New Great Plains, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connections of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of New Great Plains in a given period and expose New Great Plains to additional third party credit risks.

Changes in Legislation

The return on an investment in securities of New Great Plains is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects New Great Plains of the holding and disposing of the securities of New Great Plains.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consist of swampy terrain. Seasonal factors and unexpected weather patters may lead to delines in exploration and production activity and corresponding declines in the demand for the goods and services of New Great Plains.

Income Taxes

New Great Plains will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of New Great Plains, whether by re-characterization of exploration and development expenditures ot otherwise, such reassessment may have an impact on current and future taxes payable.

Assessments of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and New Great Plains' own assessments. These assessments both will include a series of assumptions regarding such factors and recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond New Great Plains' control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm New Great Plains uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by New Great Plains. Any such instance may offset the return on and value of the Great Plains Shares.

Borrowing

New Great Plains' lenders will be provided with security over substantially all of the assets of New Great Plains. If New Great Plains becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell New Great Plains' properties. The proceeds of such sale would be applied to satisfy amounts owed to New Great Plains' lenders and other creditors and only the remainder, if any, would be available to New Great Plains.

Third Party Credit Risk

New Great Plains is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers or its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to New Great Plains, such failures could have a material adverse effect on New Great Plains and its cash flow from operations.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect New Great Plains' operations in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and New Great Plains is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing oils, distance to market, the value of refined products and the supply/demand balance. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve ability, transportation arrangements and market considerations.

The lack of firm pipeline capacity continues to limit the ability to produce and market natural gas production although pipeline expansions are ongoing. In addition, the prorationing of capacity on the interprovincial pipeline systems continues to limit oil exports.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada – United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations that govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry.

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24-month, 8,000 m^3 exemption is available to production from a well that has not produced for a 12-month period, if resuming production after February 1, 1993. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

The Alberta government has also introduced a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

In the Province of Alberta, the royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 is eligible for a royalty exemption for a period of 12 months, up to a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude New Great Plains from being eligible for the ARTC program.

Crude oil and natural gas royalty holidays for specific wells and royalty reductions will reduce the amount of Crown royalties paid by New Great Plains to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

The current structure for federal taxation of resource income contains the following initiatives applicable to the oil and gas industry which are being phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28 to 21% and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. Also, the percentage of ARTC that New Great Plains will be required to include in federal taxable income will be increased (also on a phase-in basis) to 100% in 2012 and beyond.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licenses and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Alberta Environmental Protection and Enhancement Act* (the "APEA"), which came into force on September 1, 1993. The APEA imposes stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increases penalties. New Great Plains is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the APEA and similar legislation in other jurisdictions in which it operates. New Great Plains will endeavour to be in material compliance with applicable environmental laws and regulations. New Great Plains also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Additional Information

Additional information relating to Great Plains is available on SEDAR at www.sedar.com under its company profile. Financial information is provided in Great Plains' comparative financial statements and management's discussion and analysis for its most recently completed financial years. Shareholders of Great Plains may contact the company to request copies of Great Plains' financial statements and management's discussion and analysis free of charge by telephone at (403) 262-9620, by facsimile at (403) 410-9234, or by mail at 440, 333-5th Avenue S.W., Calgary, Alberta, T2P 3B6.

APPROVAL OF DIRECTORS

The contents of this Joint Circular and its delivery have been approved by each of the board of directors of Great Plains and the board of directors of Rock Creek.

AUDITORS' CONSENTS

AUDITORS' CONSENT

The Board of Directors of Great Plains Exploration Inc.

We have read the Joint Information Circular (the "Circular") of Great Plains Exploration Inc. ("Great Plains") and Rock Creek Resources Ltd. ("Rock Creek") dated June 23, 2005 relating to the Plan of Arrangement involving Great Plains and Rock Creek and its securityholders. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Great Plains on the consolidated balance sheet of Great Plains as at December 31, 2004 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year then ended. Our report is dated March 28, 2005.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Alberta
June 23, 2005

Consent of Ernst & Young LLP

The Board of Directors of Great Plains Exploration Inc.

We have read the Joint Information Circular concerning the merger of Great Plains Exploration Inc. ("Great Plains") and Rock Creek Resources Ltd. ("Rock Creek") to form Great Plains Exploration Inc. through a Plan of Arrangement involving Great Plains and Rock Greek and its security holders dated June 23, 2005 (the "Information Circular"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above mentioned Information Circular of our report to the board of directors of Great Plains on the balance sheets of the Great Plains Exploration Division, a segment of Eurogas Corporation, as at December 31, 2003 and 2002 and the statements of operations and cash flows for the years then ended. Our report is dated July 23, 2004.

June 23, 2005
Calgary, Canada

(signed) *Ernst & Young LLP*
Chartered Accountants

AUDITORS' CONSENT

The Board of Directors of Rock Creek Resources Ltd.

We have read the Joint Information Circular (the "Circular") of Great Plains Exploration Inc. ("Great Plains") and Rock Creek Resources Ltd. ("Rock Creek") dated June 23, 2005 relating to the Plan of Arrangement involving Great Plains and Rock Creek and its securityholders. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Rock Creek on the consolidated balance sheets of Rock Creek as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended. Our report is dated April 7, 2005.

We also consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of Rock Creek on the consolidated balance sheets of Rock Creek as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the year ended December 31, 2003 and from the period from incorporation on January 17, 2002 to December 31, 2002. Our report is dated March 16, 2004.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Alberta
June 23, 2005

SCHEDULE "A"

GREAT PLAINS SHARE CONSOLIDATION RESOLUTION

GREAT PLAINS SHARE CONSOLIDATION RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the articles of Great Plains Exploration Inc. ("Great Plains") be amended to consolidate the number of common shares of Great Plains (the "Great Plains Shares") on a 2.13 for 1 basis whereby each 2.13 Great Plains Shares issued and outstanding at the time of the consolidation shall become one Great Plains Share (the "Share Consolidation");

(b) any fractional Great Plains Shares resulting from the consolidation contemplated by this resolution (determined on the basis of all shares owned by a registered shareholder) shall be rounded to the next whole number of Great Plains Shares;

(c) the authorized number of common shares in the capital of Great Plains shall not be amended pursuant to this resolution;

(d) notwithstanding that this resolution has been passed by the Great Plains shareholders, the Great Plains board of directors: (i) shall revoke the proposed Share Consolidation if the Plan of Arrangement effecting the business combination between Great Plains and Rock Creek Resources Ltd. ("Rock Creek") is not approved by the shareholders of Rock Creek; and (ii) may, even if the Plan of Arrangement is approved by the shareholders of Rock Creek, in their sole discretion, revoke the proposed Share Consolidation at any time prior to effecting such consolidation; and

(e) any director or officer of Great Plains is hereby authorized and directed to execute and deliver such agreements, documents and instruments and take all such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text and form of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Great Plains shareholders.

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SCHEDULE "B"

ROCK CREEK ARRANGEMENT RESOLUTION

ROCK CREEK ARRANGEMENT RESOLUTION

Arrangement under Section 193 of the *Business Corporations Act* (Alberta)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(a) the Arrangement under Section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit A to the Arrangement Agreement as described in the joint information circular of Great Plains Exploration Inc. ("Great Plains") and Rock Creek Resources Inc. ("Rock Creek") (the "Joint Circular") is hereby approved and authorized;

(b) the Arrangement Agreement between Great Plains and Rock Creek as described in the Joint Circular is hereby confirmed, ratified and approved;

(c) notwithstanding that this resolution has been duly passed by Rock Creek's Securityholders or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Rock Creek may amend or decide not to proceed with the Arrangement or revoke this resolution at any time prior to the issue of the certificates giving effect to the Arrangement without further notice to or approval of Rock Creek's Securityholders; and

(d) any one director or officer of Rock Creek is hereby authorized, for and on behalf of Rock Creek, to execute and deliver Articles of Arrangement and all other documents and instruments and take all such other actions as may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

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SCHEDULE "C"

INTERIM ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA

INTERIM ORDER OF THE COURT OF QUEEN'S BENCH OF ALBERTA

Action No. 0501-09129

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING GREAT PLAINS EXPLORATION INC., ROCK CREEK RESOURCES LTD., AND THE SECURITYHOLDERS OF ROCK CREEK RESOURCES LTD.

BEFORE THE HONOURABLE	)	At the Court House, in the City of Calgary,
JUSTICE P.M. CLARK	)	in the Province of Alberta, on Thursday, the 23rd day
IN CHAMBERS	)	of June, 2005.

INTERIM ORDER

UPON the ex-parte application by Petition of Rock Creek Resources Ltd. ("**Rock Creek**"); **AND UPON** reading the said Petition and the Affidavit of Milford D. Taylor, President and Chief Executive Officer of Rock Creek, and the documents referred to therein, filed; **AND UPON** reading correspondence from the Alberta Securities Commission (the "**ASC**") dated June 20, 2005 and June 21, 2005 to counsel for Rock Creek stating that the ASC neither consents to nor opposes the Petition; **AND UPON** hearing counsel for Rock Creek and noting that counsel for Great Plains Exploration Inc. ("**Great Plains**") is in attendance;

IT IS HEREBY DECLARED AND ORDERED THAT:

Service

1. The time required for service of the within Petition upon the Executive Director of the ASC is hereby abridged, and notice to same is deemed good and sufficient.

Declaration of Arrangement

2. The proposed arrangement (the "**Arrangement**") involving Rock Creek and Great Plains as outlined in the Affidavit of Milford D. Taylor (hereinafter referred to as the "**Affidavit**") specifically the Information Circular as attached as **Exhibit "A"** to the Affidavit, is hereby declared to be an arrangement within the meaning of Section 193 of the Alberta Business Corporations Act, R.S.A. 2000, c. B-9 as amended (the "**ABCA**").

Notice of Meeting

3. Rock Creek shall call, hold and conduct a special meeting for each of the following holders of securities of Rock Creek on July 26, 2005:

    (a) The holders of Class A shares of Rock Creek ("**Rock Creek Class A Shareholders**") - 10:00am;

    (b) The holders of Class B shares of Rock Creek ("**Rock Creek Class B Shareholders**") - 10:15am; and

(c) The holders of Warrants to purchase shares of Rock Creek ("**Rock Creek Warrant Holders**") - 10:30am;

(Collectively referred to as "**Rock Creek Voting Security Holders**")

or so soon thereafter as the meetings can reasonably be held, to consider and, if thought fit, pass, with or without variation, a resolution (the "**Rock Creek Arrangement Resolution**") substantially in the form appended as Schedule B to Exhibit "A" of the Affidavit, approving the Arrangement. Rock Creek shall obtain the written consent to the Arrangement of all the holders of options to purchase shares of Rock Creek ("**Rock Creek Option Holders**"), prior to the special meetings of the Rock Creek Voting Security Holders.

4. The meetings of the Rock Creek Voting Security Holders shall be called, held and conducted in accordance with the provisions of the ABCA, the articles of incorporation and the by-laws of Rock Creek, whichever is applicable, subject to the express provisions of this Order.

5. Rock Creek shall mail or otherwise deliver this Interim Order, notice of the meeting, the Notice of Petition and a management prepared information circular (the "**Information Circular**") substantially in the form attached to the Affidavit, together with a form of proxy, to the Rock Creek Voting Security Holders at the registered addresses as they may appear on the registers of Rock Creek at the close of business on June 20, 2005 (the "**Record Date**"), and to the directors and auditors of Rock Creek, and to the Executive Director of the ASC, by mailing the same by prepaid mail to such persons in accordance with the ABCA at least 21 days prior to the date of the meeting, excluding the date of mailing and excluding the date of the meeting. Such mailing shall constitute good and sufficient service of the Notice of Petition, notice of the meeting and the notice of hearing in respect of the Petition.

6. The accidental omission to give notice of the meeting, or the non-receipt of such notice by one or more of the persons specified in Paragraph 5 hereof, shall not invalidate any resolution passed or proceedings taken at the meetings.

7. The only persons entitled to notice of the meeting shall be the registered Rock Creek Voting Security Holders listed on the Record Date, the directors and auditors of Rock Creek and the Executive Director of the ASC. The only persons entitled to be represented and to vote at the respective meetings, either in person or by proxy, shall be such Rock Creek Voting Security Holders, subject to the provisions of Section 137 of the ABCA.

Chairman and Quorum

8. The chairman of the meetings of the Rock Creek Voting Security Holders shall be any officer or director of Rock Creek who shall be appointed by the Board of Directors of Rock Creek for that purpose, and, in the absence of such appointment, as specified in the by-laws of Rock Creek. The quorum for the meeting shall be as specified in the by-laws of Rock Creek.

9. The meeting may be adjourned at any time and from time to time and no further notice shall be required for the holding of any adjourned meeting other than an announcement by the chairman of the meeting at the time of the adjournment.

Approval of Arrangement Resolution

10. In order for the Arrangement to become effective, the Rock Creek Arrangement Resolution must, subject to further order of this Court, be approved by at least two-thirds (2/3) of the votes cast by the Rock Creek Voting Security Holders present in person or by proxy at each of the respective meetings.

Dissent Rights

11. The registered Rock Creek Voting Security Holders on the Record Date are accorded the right of dissent with respect to the Rock Creek Arrangement Resolution in accordance with the provisions of Section 191 of the ABCA, provided that:

    a. a dissenting Rock Creek Voting Security Holder ("**Dissenting Security Holder**") provides a written objection to the Rock Creek Arrangement Resolution to the Corporate Secretary of Rock Creek at the registered office of Rock Creek prior to the meeting or to the chairman of the meeting at the meeting; and

    b. a Dissenting Security Holder exercising his or her right of dissent otherwise complies with the requirements of Section 191 of the ABCA.

Final Application

12. Upon approval of the Rock Creek Arrangement Resolution at the meeting of the Rock Creek Voting Security Holders in the manner set forth in this Interim Order, and unanimous approval being obtained from the Rock Creek Option Holders, Rock Creek shall apply before this Honourable Court for approval of the Arrangement, which application (the "**Final Application**") shall be heard by this Honourable Court at the Court House, 611 - 4th Street S.W., in the City of Calgary, at 10:00 a.m. on July 27, 2005.

Service

13. The mailing of this Interim Order and the notice of the meeting, the Notice of Petition and the Information Circular referred to in paragraphs 5 to 7 herein shall constitute good and sufficient service in respect of those materials upon all persons who are entitled to receive such notice pursuant to this Interim Order and no other form of service need be made and no other materials need to be served on such persons in respect of those proceedings, and service of the Affidavit, filed, is dispensed with.

14. Any Rock Creek Voting Security Holder and any other interested person may appear on the Final Application, provided that such holder or person shall file with this Honourable Court and serve on the solicitors for Rock Creek on or before 5:00 p.m. (Calgary time) on Thursday, July 21, 2005, a Notice of Intention to Appear setting out the address for service in respect of such holder or person and indicating whether such holder or person intends to oppose the application or make submissions together with any evidence of materials which are to be presented to this Honourable Court, such Notice of Intention to Appear to be effected by delivery at the address set forth below:

    Burstall Winger LLP
    Barristers & Solicitors
    3100, 324 - 8th Avenue S.W.
    Calgary, Alberta T2P 2Z2

    Attention: Melinda D. Kondrat

15. In the event the Final Application is adjourned, only those persons who have filed and served a Notice of Intention to Appear shall be served with notice of the adjourned date.

Priority and Variance

16. In the event of a conflict between the provisions of the ABCA and the terms of this Interim Order, the terms of this Interim Order shall prevail.

17. Rock Creek shall be entitled at any time to seek leave to vary this Interim Order.

(signed) *"Mr. Justice P.M. Clark"*
J.C.C.Q.B.A.

ENTERED this 23rd day
of June, 2005

"V.A. Brandt"
Clerk of the Court

SCHEDULE "D"

FAIRNESS OPINION OF GMP SECURITIES LTD.

GRIFFITHS MCBURNEY

1600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Tel: (403) 543-3030, Fax: (403) 543-3038

June 23, 2005

Board of Directors
Rock Creek Resources Ltd.
2300, 520 - 5th Avenue S.W.
Calgary, Alberta T2P 3R7

Dear Sirs:

GMP Securities Ltd. ("GMP" or "we") understands that Rock Creek Resources Ltd. ("Rock Creek") has entered into an agreement with Great Plains Exploration Inc. ("Great Plains") to consummate a business combination pursuant to a proposed plan of arrangement (the "Arrangement") whereby Great Plains will acquire all of the issued and outstanding shares and unexercised options and warrants of Rock Creek. Pursuant to the Arrangement, Great Plains has agreed to provide to the shareholders of Rock Creek ("Shareholders") at their election: (i) $2.50 cash or 2.13 common shares of Great Plains ("Great Plains Shares") per Rock Creek Class A share ("Class A Share"); and (ii) $10.00 cash or 8.52 Great Plains Shares for each Rock Creek Class B share ("Class B Share"), subject to an aggregate maximum of $11,000,000 and an aggregate maximum of 44.4 million Great Plains Shares being issued pursuant to the Arrangement. Great Plains has also agreed that: (i) each Rock Creek warrant ("Warrant") that has not been duly exercised for Class A Shares may, at the holder's election, be cancelled in exchange for $0.10 per Warrant, or otherwise shall remain outstanding subject to the terms and conditions of exercise set forth in the warrant certificate representing the same and (ii) each Rock Creek option that has not been duly exercised for Class A Shares shall be transferred to Great Plains for cash consideration of $0.25 per Rock Creek option and shall be deemed to be cancelled.

The Arrangement is more fully described in the joint information circular of Great Plains and Rock Creek dated June 23, 2005 (the "Information Circular") to be mailed to Shareholders and holders of Warrants ("Warrantholders") of Rock Creek (collectively "Securityholders") in respect of special meetings of Securityholders (the "Meetings") to be held in Calgary, Alberta on July 26, 2005 (the "Meeting") and is conditional upon the approval of at least $66^{2/3}$% of the votes cast by holders of Class A Shares, holders of Class B Shares and Warrantholders attending each Meeting in person or represented by proxy. In addition, the Arrangement is subject to a number of conditions, which must be satisfied or waived in order for the Arrangement to become effective, as more fully described in the Information Circular.

We understand that all of the directors, senior officers and employees of Rock Creek, who collectively own, directly or indirectly, or exercise control or direction over, approximately 17% of the issued and outstanding Class A Shares and 1% of the issued and outstanding Class B Shares have entered into agreements whereby they have agreed to vote in favor of the Arrangement, subject to certain conditions. We further understand that holders of approximately 43% of the outstanding Warrants have agreed to vote in favour of the Arrangement. In addition, all optionholders have approved the Arrangement.

To assist the Board of Directors of Rock Creek (the "Board") in considering the terms of the Arrangement, and the making of its recommendation in respect thereof, the Board engaged GMP to provide it with financial advice and our opinion (the "Fairness Opinion") as to whether the consideration to be received under the Arrangement is fair, from a financial point of view, to the Securityholders.

Engagement of GMP

GMP was engaged pursuant to an agreement dated March 17, 2005 (the "Engagement Agreement") to act as Rock Creek's primary agent and financial advisor with respect to maximizing shareholder value including, but not limited to, conducting a confidential sale process of Rock Creek. GMP's services included discussions and negotiations with prospective purchasers of Rock Creek, providing financial advice to the Board, communicating to the Board the results of any analysis and review conducted by GMP and preparing this Fairness Opinion for delivery to the Board.

Pursuant to the terms of our engagement, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of Rock Creek or of any of the assets, liabilities or securities of Rock Creek or to express an opinion with respect to the form of the Arrangement itself, and this Fairness Opinion should not be construed as such. GMP was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. However, GMP has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the conclusions reached in this Fairness Opinion.

The Engagement Agreement provides for GMP to receive from Rock Creek, for the services provided, a fee for the delivery of the Fairness Opinion, an advisory fee, in respect of which a portion is contingent on the outcome of the Arrangement, as well as reimbursement of all reasonable out-of-pocket expenses. The fees received by GMP in connection with the Engagement Agreement are not material to GMP. Rock Creek has agreed to indemnify GMP from and against certain liabilities arising out of the performance of professional services rendered to Rock Creek by GMP and its personnel under the Engagement Agreement.

This Fairness Opinion is provided to the Board in an impartial and objective fashion to assist the Board in discharging its fiduciary responsibilities to Securityholders and does not constitute a recommendation to Securityholders. GMP has received no instructions from Rock Creek in connection with the conclusions reached in this Fairness Opinion.

Qualifications of GMP

GMP is a publicly traded, Canadian investment banking firm providing advisory and capital market related services to Canadian resource related and industrial companies and major financial institutions. GMP's services include investment research and the trading of equity securities for major Canadian and foreign financial institutions and corporate advisory services in the areas of mergers, acquisitions, divestments, restructurings, valuations and fairness opinions. GMP and its principals have been involved in a significant number of transactions involving valuations of private and publicly traded Canadian companies and in providing fairness opinions in respect of such transactions.

The opinion expressed herein is the opinion of GMP as an entity, and the form and content hereof has been approved for release by a group of professionals of GMP, each of whom is experienced in merger, acquisition, divestiture, restructurings, valuation and fairness opinion matters.

Relationship with Interested Parties

Neither GMP nor any of its associates or affiliates is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)) of Rock Creek or Great Plains, or any of their respective associates or affiliates (collectively, the "Interested Parties"). GMP has acted as a financial advisor, agent or underwriter to Rock Creek and Great Plains in the past two years. GMP acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have and may in the future have positions in the securities of Rock Creek and Great Plains, and, from time to time, may have executed or may execute transactions on behalf of such companies or other clients for which it may have received or may receive compensation. As an investment dealer, GMP conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including matters with respect to the Arrangement, Rock Creek, Great Plains or other Interested Parties.

Scope of Review Conducted by GMP

GMP has acted as the financial advisor to Rock Creek in respect of the Arrangement. In this context, and for the purpose of preparing this Fairness Opinion, we have analyzed publicly available and confidential financial, operational and other information relating to Rock Creek and Great Plains, including information derived from meetings and discussions with the management of Rock Creek and Great Plains. Except as expressly described herein, GMP has not conducted any independent investigations to verify the accuracy and completeness thereof.

In carrying out this engagement and arriving at our Fairness Opinion, we have reviewed and relied upon, among other things:

As pertaining to Rock Creek:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement Agreement;

iii) the audited financial statements for Rock Creek for the years ended December 31, 2004 and December 31, 2003;

iv) the Annual Report to Shareholders for the year ended December 31, 2004;

v) the unaudited financial statements of Rock Creek for the three month period ended March 31, 2005;

vi) the Management Information Circular of Rock Creek dated April 25, 2005;

vii) the current projected annual budget of Rock Creek for the year ended December 31, 2005, including management estimates of capital expenditures, production and net operating income;

viii) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Rock Creek's properties prepared by AJM Petroleum Consultants, effective as at December 31, 2004;

ix) a summary valuation of undeveloped land acreage and land values of Rock Creek as prepared byRock Creek as at December 31, 2004;

x) a certificate of representation as to certain factual matters dated the date hereof provided by Rock Creek and addressed to us;

xi) public information relating to the business, operations, financial performance and stock trading history of Rock Creek and other selected public companies we considered relevant;

xii) certain non-public information regarding Rock Creek, its business and projects; and

xiii) discussions with senior management of Rock Creek with respect to, among other things, the past and future operations of Rock Creek, Rock Creek's competitive position in the market, its prospects, pro forma cash flows, the information referred to above and other issues deemed relevant.

As pertaining to Great Plains:

i) drafts of the Information Circular up to and including the date hereof;

ii) the Arrangement Agreement;

iii) the audited financial statements for Great Plains for the years ended December 31, 2004 and December 31, 2003;

iv) the Annual Report to shareholders of Great Plains for the year ended December 31, 2004;

v) the unaudited financial statements of Great Plains for the three month period ended March 31, 2005;

vi) the Management Information Circular of Great Plains dated April 22, 2005;

vii) the Annual Information Form of Great Plains dated March 31, 2005;

viii) the current projected annual budget of Great Plains for the year ended December 31, 2005, including management estimates of capital expenditures, production and net operating income;

ix) a summary valuation of certain oil and gas reserves and the present worth of future net cash flows of Great Plains 's properties prepared by Gilbert Laustsen Jung Associates Ltd., effective as at December 31, 2004;

x) a certificate of representation as to certain factual matters dated the date hereof provided by Great Plains and addressed to us; and

xi) public information relating to the business, operations, financial performance and stock trading history of Great Plains and other selected public entities we considered relevant.

We also conducted such other analyses, investigations, research and testing of assumptions as were deemed by us to be appropriate or necessary in the circumstances. Rock Creek and Great Plains granted us access to their management groups and consultants and, to our knowledge, we were not denied any information we requested.

A significant component of our review consisted of discussions with management of Rock Creek. However, no information of a material nature has been brought to our attention that has not been considered in the preparation of this Fairness Opinion.

Key Assumptions and Limitations

We have assumed and relied upon, but with the Board's acknowledgement and in accordance with the terms of our engagement have not independently verified, the accuracy, completeness and fair representation of any of the data, advice, opinions, materials, information, representations, reports and discussions (collectively, the "Information") referred to above and this Fairness Opinion is conditional upon such accuracy, completeness and fair representation. Our assumptions, the procedures we adopted and the conclusions and opinions reached by us are dependent, in part, upon all such facts and Information. With respect to operating and financial forecasts and budgets provided to us and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of Rock Creek and Great Plains, as appropriate, having regard to the plans, financial condition and prospects of Rock Creek and Great Plains, as the case may be. In addition, senior officers of each of Rock Creek and Great Plains have made representations to us in certificates dated as of the date hereof.

We believe that the analyses and factors considered in arriving at our Fairness Opinion must be considered as a whole and are not necessarily amenable to partial analysis or summary description and that selecting portions of the analyses and the factors considered by us, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion employed by us and the conclusions reached in the Fairness Opinion. In arriving at our opinion, in addition to the facts and conclusions contained in the Information, we have assumed, among other things, the validity and efficacy of the procedures being followed to implement the Arrangement and we express no opinion on such procedures.

We have, with respect to all accounting, legal and tax matters relating to the Arrangement and the implementation thereof, relied on advice of accounting advisors and legal and tax counsel to Rock Creek, including information disclosed in the Information Circular, and express no opinion thereon. The Arrangement is subject to a number of conditions outside the control of Rock Creek and we have assumed all conditions precedent to the completion of the Arrangement can be satisfied in due course and all consents, permissions, exemptions or orders of relevant regulatory authorities will be obtained, without adverse conditions or qualifications. In rendering this Fairness Opinion, we express no view as to the likelihood that the conditions respecting the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame indicated in the Information Circular.

In our analysis in connection with the preparation of the Fairness Opinion, we made numerous assumptions which we believe to be reasonable with respect to the industry performance, general business and economic conditions and other matters, many of which are beyond the control of GMP or Rock Creek.

The Fairness Opinion is rendered as of June 23, 2005 on the basis of securities markets, economic and general business and financial conditions prevailing on that date and the condition and prospects, financial and otherwise, of Rock Creek as they were reflected in the Information provided to GMP and as they were represented to GMP in its discussions with the senior management of Rock Creek. Any changes therein may affect the Fairness Opinion and, although GMP reserves the right to change or withdraw the Fairness Opinion in such event, it disclaims any undertaking or obligation to advise any person of any such change that may come to its attention, or to update the Fairness Opinion after the date hereof.

The Fairness Opinion has been provided solely for the use of the Board and for inclusion in the Information Circular (together with a summary thereof in a form acceptable to GMP) and may not be used by any other person or relied upon by any other person without the express written consent of GMP. The Fairness Opinion is not intended to be, and does not constitute, a recommendation to purchase the Rock Creek Shares or construed as a recommendation to Securityholders to vote in favour of the Arrangement. Our conclusion as to the fairness of the consideration to be received under the Arrangement by Securityholders is based on our review of the Arrangement taken as a whole, rather than on any particular element of the Arrangement, and this Fairness Opinion should be read in its entirety.

While in the opinion of GMP the assumptions used in preparing this Fairness Opinion are appropriate in the circumstances, some or all of these assumptions may prove to be incorrect.

Conclusion and Fairness Opinion

Based upon our analysis and subject to all of the foregoing and such other matters as we have considered relevant, we are of the opinion that the consideration to be received under the Arrangement, as set forth in the Information Circular and as summarized above, is fair, from a financial point of view, to Securityholders.

This Fairness Opinion may be relied upon by the Board for the purpose of considering the Arrangement and its recommendation to Securityholders with respect to the Arrangement, but may not be published, reproduced, disseminated, quoted from or referred to, in whole or in part, or be used or relied upon by any other person for any other purpose without our express prior written consent. We expressly consent to the duplication and inclusion of this Fairness Opinion in the Information Circular.

Yours very truly,

(signed) *GMP Securities Ltd.*

SCHEDULE "E"

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS

To the Directors of Great Plains Exploration Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of Great Plains Exploration Inc. (the "Company") as at March 31, 2005 and the unaudited pro forma consolidated statements of operations for the three months then ended and the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "Great Plains Exploration Inc." to the unaudited interim consolidated financial statements of the Company as at March 31, 2005 and for the three months then ended and to the audited consolidated financial statements of the Company for the year ended December 31, 2004, and found them to be in agreement.
2. Compared the figures in the columns captioned "Rock Creek Resources Ltd." to the unaudited interim consolidated financial statements of Rock Creek Resources Ltd. as at March 31, 2005 and for the three months then ended and to the audited consolidated financial statements of Rock Creek Resources Ltd. for the year ended December 31, 2004, and found them to be in agreement.
3. Made enquires of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for the determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned "Great Plains Exploration Inc." and "Rock Creek Resources Ltd." as at March 31, 2005 and for the three months then ended and for the year ended December 31, 2004 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
June 23, 2005

Great Plains Exploration Inc.

UNAUDITED PRO FORMA
CONSOLIDATED BALANCE SHEET

As at March 31, 2005

	Great Plains Exploration Inc. $	Rock Creek Resources Ltd. $	Pro Forma Adjustments $	Notes	Pro Forma Consolidated $
ASSETS					
Current					
Cash and short term deposits	--	2,904,046	--		2,904,046
Accounts receivable and other	5,646,642	9,911,066	--		15,557,708
	5,646,642	12,815,112	--		18,461,754
Property and equipment	35,275,203	38,528,482	(38,528,482)	2(b)	89,269,568
			53,994,365	2(b)	
Goodwill	2,922,554	1,541,567	(1,541,567)	2(b)	25,897,121
			22,974,567	2(b)	
	43,844,399	52,885,161	36,898,883		133,628,443
LIABILITIES					
Current					
Bank debt	2,717,695	--	11,000,000	2(b)	13,498,586
			(219,109)	2(b)	
Accounts payable and accrued liabilities	5,102,850	16,529,513	225,000	2(b)	23,732,363
			1,875,000	2(e)	
	7,820,545	16,529,513	12,880,891		37,230,949
Asset retirement obligations	2,156,653	870,534	(870,534)	2(f)	3,183,361
			1,026,708	2(f)	
Future income taxes	4,177,497	8,919,416	(8,919,416)	2(b)	18,509,972
			14,332,475	2(b)	
	14,154,695	26,319,463	18,450,124		58,924,282
SHAREHOLDERS' EQUITY					
Share capital	28,945,745	25,628,547	(25,628,547)	2(b)	73,960,202
			45,014,457	2(b)	
Contributed surplus	650,294	316,829	(316,829)	2(b)	650,294
Retained earnings	93,665	620,322	(620,322)	2(b)	93,665
	29,689,704	26,565,698	18,448,759		74,704,161
	43,844,399	52,885,161	36,898,883		133,628,443

See accompanying notes to the unaudited pro forma consolidated financial statements

Great Plains Exploration Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the three month period ended March 31, 2005

	Great Plains Exploration Inc. $	Rock Creek Resources Ltd. $	Pro Forma Adjustments $	Notes	Pro Forma Consolidated $
Revenues					
Oil and gas sales	3,741,329	4,468,222	--		8,209,551
Royalty expense, net of ARTC	(915,070)	(788,236)	(186,000)	3(a)	(1,889,306)
Interest and other	16,449	1,680	--		18,129
	2,842,708	3,681,666	(186,000)		6,338,374
Expenses					
Operating	715,756	740,524	--		1,456,280
Transportation	121,246	78,827	--		200,073
General and administrative	319,494	372,971	--		692,465
Stock compensation	140,935	61,212	--		202,147
Interest	46,440	8,333	142,925	3(b)	197,698
Depletion, depreciation and accretion	1,102,047	1,739,175	785,372	3(c)	3,626,594
	2,445,918	3,001,042	928,297		6,375,257
Earnings (loss) before taxes	396,790	680,624	(1,114,297)		(36,883)
Taxes					
Future income taxes	221,334	281,015	(411,176)	3(d)	91,173
Capital taxes	15,000	--	21,326	3(e)	36,326
	236,334	281,015	(389,850)		127,499
Net earnings (loss)	160,456	399,609	(724,447)		(164,382)
Net loss per share					
Basic					$ (0.00)
Diluted					$ (0.00)

See accompanying notes to the unaudited pro forma consolidated financial statements

Great Plains Exploration Inc.

UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS

For the year ended December 31, 2004

	Great Plains Exploration Inc. $	Rock Creek Resources Ltd. $	Energy Explorer Inc. $	Pro Forma Adjustments $	Notes	Pro Forma Consolidated $
			Note 4(f)			
Revenues						
Oil and gas sales	9,370,095	10,747,460	2,662,734	--		22,780,289
Royalty expense, net of ARTC	(1,585,386)	(2,104,859)	(674,689)	(248,000)	4(a)	(4,612,934)
Interest and other	54,012	238	52,623	--		106,873
	7,838,721	8,642,839	2,040,668	(248,000)		18,274,228
Expenses						
Operating	2,086,566	1,441,419	313,538	--		3,841,523
Transportation	193,988	201,283	131,927	--		527,198
General and administrative	1,310,434	867,965	509,146	--		2,687,545
Stock compensation	620,659	192,762	--	--		813,421
Interest	37,124	152,242	46,528	548,054	4(b)	783,948
Depletion, depreciation and accretion	2,567,774	5,214,474	786,539	731,548	4(c)	9,300,335
	6,816,545	8,070,145	1,787,678	1,279,602		17,953,970
Earnings (loss) before taxes	1,022,176	572,694	252,990	(1,527,602)		320,258
Taxes						
Future income taxes	629,270	52,524	175,198	(556,506)	4(d)	300,486
Capital taxes	15,575	--	361	97,492	4(e)	113,428
	644,845	52,524	175,559	(459,014)		413,914
Net earnings (loss)	377,331	520,170	77,431	(1,068,588)		(93,656)
Net loss per share						
Basic						$ (0.00)
Diluted						$ (0.00)

See accompanying notes to the unaudited pro forma consolidated financial statements

1. Basis of Presentation

Pursuant to a Plan of Arrangement (the "Arrangement"), Great Plains Exploration Inc. ("Great Plains" or the "Company") will acquire all of the issued and outstanding shares of Rock Creek Resources Ltd. ("Rock Creek").

The accompanying unaudited pro forma consolidated financial statements have been prepared by the management of Great Plains in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at March 31, 2005 is based on:

(a) the unaudited consolidated balance sheet of Great Plains as at March 31, 2005; and

(b) the unaudited consolidated balance sheet of Rock Creek as at March 31, 2005.

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2005 is based on:

(a) the unaudited consolidated statement of operations of Great Plains for the three months ended March 31, 2005; and

(b) the unaudited consolidated statement of operations of Rock Creek for the three months ended March 31, 2005.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2004 is based on:

(a) the audited consolidated statement of operations of Great Plains for the year ended December 31, 2004;

(b) the audited consolidated statement of operations of Rock Creek for the year ended December 31, 2004; and

(c) As Great Plains acquired Energy Explorer Inc. on September 14, 2004, the pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to include the operations of Energy Explorer Inc. for the period from January 1, 2004 to September 13, 2004.

Accounting policies used in the preparation of the pro forma consolidated financial statements are in accordance with those disclosed in Great Plains' audited consolidated financial statements for the year ended December 31, 2004 and unaudited consolidated interim financial statements for the three months ended March 31, 2005.

These pro forma financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above as incorporated by reference in the information circular.

2. Balance Sheet Adjustments (March 31, 2005)

The pro forma consolidated balance sheet gives effect to the following transactions and adjustments as if they occurred on March 31, 2005:

(a) the consolidation of Great Plains common shares on the basis of 2.13:1.

(b) the acquisition of Rock Creek through the issuance of 18,376,998 common shares of Great Plains valued at an adjusted share price of approximately $2.45 per share and cash proceeds totaling $11,000,000. The Company will account for the Rock Creek acquisition using the purchase method whereby the assets and liabilities of Rock Creek will be recorded at fair market value and the operating results will be included in the Company's financial statements from the close of acquisition.

The pro forma purchase price equation is as follows:

Cost of acquisition:	
Common shares issued	$45,014,457
Cash paid to shareholders	11,000,000
Great Plains transaction costs	225,000
	$56,239,457

Allocated at estimated fair values:	
Cash and cash equivalents	$ 2,904,046
Accounts receivable	9,911,066
Property and equipment	53,994,365
Goodwill	22,974,567
Accounts payable and accrued liabilities	(18,404,513)
Net cash received on options and warrants	219,109
Asset retirement obligations	(1,026,708)
Future income taxes	(14,332,475)
	$56,239,457

The pro forma consolidated balance sheet assumes the purchase of 470,000 of Rock Creek's outstanding options for $0.25 per option, for a total cost of $117,500. The remaining 806,000 Rock Creek options are assumed to be exercised resulting in cash proceeds totaling $418,350.

Rock Creek has a total of 1,992,411 warrants issued and outstanding. These warrants are assumed to be purchased for cash consideration of $0.10 per warrant, for a total cost of $199,241.

As the acquisition of Rock Creek is expected to close July 27, 2005, the allocation of the purchase price of the assets and liabilities will be finalized once the fair values of the assets and liabilities are determined, and accordingly, the above allocation may change.

(c) the preliminary purchase price allocation includes approximately $22,974,567 of goodwill. As required by generally accepted accounting policies in Canada, goodwill will not be amortized. Goodwill will be tested for impairment on an annual basis. If indications of impairment are present, a loss would be charged to earnings for the amount that the carrying value of goodwill exceeds its fair value.

(d) the change in bank debt includes the payment of $11,000,000 to Rock Creek shareholders on the purchase of 4,400,000 shares and the net cash received on the Rock Creek options and warrants as described in note 2(a) above.

(e) the pro forma balance sheet reflects an increase in accounts payable of $1,875,000 which includes severance and other professional costs to be incurred by Rock Creek.

(f) the asset retirement obligations has been measured based on assumptions and terms consistent with those used by Great Plains. The liability was estimated based on Great Plain's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. A credit adjusted risk-free rate of 5 percent was used as the discount rate to calculate the fair value of the asset retirement obligations.

3. Statements of Operations Adjustments (for the three month period ended March 31, 2005)

(a) royalties have been increased to account for the maximum Alberta Royalty Tax Credit available to Great Plains after the transaction in note 2(b).

(b) as part of the purchase Great Plains will incur additional bank debt. Interest has been calculated on the additional debt expected using Great Plains' average borrowing rate of 4.5% per annum.

(c) depletion, depreciation and accretion has been adjusted to reflect combined reserves, production and adjusted cost base of property and equipment under the full cost method of accounting for oil and gas properties.

(d) the provision for future income taxes has been adjusted to reflect the impact of the above adjustments.

(e) capital taxes have been adjusted to reflect the increased size of Great Plains after the transaction in note 2(b).

4. Statements of Operations Adjustments (for the year ended December 31, 2004)

(a) royalties have been increased to account for the maximum Alberta Royalty Tax Credit available to Great Plains after the transaction in note 2(b).

(b) as part of the purchase Great Plains will incur additional bank debt. Interest has been calculated on the additional debt expected using Great Plains' average borrowing rate of 4.25% per annum.

(c) depletion, depreciation and accretion has been adjusted to reflect combined reserves, production and adjusted cost base of property and equipment under the full cost method of accounting for oil and gas properties.

(d) the provision for future income taxes has been adjusted to reflect the impact of the above adjustments.

(e) capital taxes have been adjusted to reflect the increased size of Great Plains after the transaction in note 2(b).

(f) Great Plains acquired Energy Explorer on September 14, 2004. The pro forma consolidated statement of operations for the year ended December 31, 2004 has been adjusted to incorporate the unaudited operating results of Energy Explorer for the pre-acquisition period from January 1, 2004 to September 13, 2004.

5. Pro forma Share Capital

The pro forma net earnings per common share has been based on the following historical weighted average number of shares of Great Plains, adjusted as follows:

Three months ended March 31, 2005	Number of Shares	
	Basic	Diluted
Weighted average shares outstanding as at March 31, 2005	33,938,526	35,083,743
Weighted average shares outstanding – assuming share *consolidation as described in note 2(a)*	15,933,580	16,471,240
Shares issuable on the Arrangement	18,376,998	18,376,998
Pro forma weighted average shares	34,310,578	34,848,238

Year ended December 31, 2004	Number of Shares	
	Basic	Diluted
Weighted average shares outstanding as at December 31, 2004	19,021,013	19,472,294
Weighted average shares outstanding – assuming share consolidation as described in note 2(a)	8,930,053	9,141,922
Adjustment for acquisition of Energy Explorer Inc.*	3,185,097	3,185,097
Shares issuable on the Arrangement	18,376,998	18,376,998
Pro forma weighted average shares	30,492,148	30,704,017

* The weighted average number of shares outstanding has been adjusted for the period January 1, 2004 to September 13, 2004 relating to the Company's acquisition of Energy Explorer Inc.

(This page has been left blank intentionally.)

SCHEDULE "F"

INFORMATION CONCERNING
GREAT PLAINS EXPLORATION INC.

TABLE OF CONTENTS

CORPORATE STRUCTURE 4
Name and Incorporation 4
Intercorporate Relationships 4
GENERAL DEVELOPMENT OF THE BUSINESS 4
History and Significant Acquisitions 4
NARRATIVE DESCRIPTION OF THE BUSINESS 5
Properties 5
Employees 7
Summary of Net Present Values of Future Net Revenue 8
Total Future Net Revenue (Undiscounted) 8
Future Net Revenue by Production Group 9
Summary of Oil, Natural Gas and NGL Reserves 9
Summary of Net Present Values of Future Net Revenue 9
Total Future Net Revenue (Undiscounted) 10
Future Net Revenue by Production Group 10
Pricing Assumptions 12
Summary of Pricing and Inflation Rate Assumptions 12
Summary of Pricing and Inflation Rate Assumptions 12
Reconciliation of Changes in Reserves and Future Net Revenue 13
Reconciliation of Great Plains Net Reserves 13
Reconciliation of Changes in Net Present Values of Future Net Revenue 14
Additional Information Relating to Reserves Data 15
Future Development Costs 15
Other Oil and Gas Information 16
Oil and Natural Properties and Wells 16
Land Holdings 16
Properties with no Attributed Reserves 16
Additional Information Concerning Abandonment and Reclamation Costs 17
Tax Horizon 17
Costs Incurred 18
Exploration and Development Activity 18
Future Commitments 18
Summary of First Year Production by Field and Product 19
Production History for 2004 - Daily Sales Volumes and Netback 20
Production History for 2004 – By Major Field 20
Selected Annual Financial Information for Great Plains 21
Selected Quarterly Financial Information for Great Plains 22
$000's (except per share amounts) 22
MANAGEMENT'S DISCUSSION AND ANALYSIS 22
DIVIDEND RECORD AND POLICY 22
DESCRIPTION OF CAPITAL STRUCTURE 22
Common Shares 23
Preferred Shares 23
STOCK EXCHANGE PRICE 24
Trading Price and Volume 24
PRINCIPAL SHAREHOLDERS 24
DIRECTORS AND OFFICERS 25
Current principal occupation and other occupations held by directors and officers over the last five years 25
Corporate Cease Trade Orders, Bankruptcies 27
Penalties or Sanctions 27
EXECUTIVE COMPENSATION 27
Option Grants During the Most Recently Completed Financial Year 27
Outstanding Options 28

Indebtedness of Directors and Executive Officers 28
Employment Agreements 28
Compensation of Directors 28
RISK FACTORS 29
LEGAL PROCEEDINGS 29
PROMOTERS 29
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS 29
AUDITORS, TRANSFER AGENT AND REGISTRAR 29
MATERIAL CONTRACTS 29

Exhibit F-I - Great Plains' Management Discussion and Analysis for the Financial Year Ended December 31, 2004

Exhibit F-II - Great Plains' Management Discussion and Analysis for the Three Months Ended March 31, 2005

Exhibit F-III - Great Plains' Financial Statements

CORPORATE STRUCTURE

Name and Incorporation

Great Plains was incorporated under the *Canada Business Corporations Act* ("CBCA") on March 4, 2004.

Great Plains' head office and principal place of business is located at Suite 440, 333 - 5th Avenue S.W., Calgary, Alberta T2P 3B6. Great Plains' registered office is located at 1500, 407 – 2nd Street S.W., Calgary, Alberta T2P 2Y3.

Intercorporate Relationships

Great Plains has one wholly-owned subsidiary, Energy Explorer, a private company which was incorporated on November 29, 2000 under the laws of the *Business Corporations Act* (Alberta) ("ABCA").

GENERAL DEVELOPMENT OF THE BUSINESS

Great Plains is a junior oil and natural gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves primarily in the provinces of Alberta, British Columbia and Saskatchewan.

Since its incorporation in the first quarter of 2004, Great Plains has followed a corporate strategy of:

- growth from corporate mergers and acquisitions;
- value-creation through drilling and exploitation;
- operating focus through profitable rationalization;
- conservative capital structure with low debt-to-cash-flow ratios; and
- maximization of shareholder value through timely monetization.

Great Plains owns various interests in properties throughout Alberta, British Columbia and Saskatchewan. As at December 31, 2004, Great Plains has an interest in 326,820 gross (163,711 net) acres, including 220,030 gross (139,812 net) undeveloped acres. Great Plains has working interests in 108 gas wells (40.4 net) and 56 oil wells (19.4 net) as well as varying royalty interests in 73 wells and interests in 11 producing Units. For the three months ended March 31, 2005, production from Great Plains' oil and gas assets averaged 929 BOE/d which is comprised of 87% natural gas and 13% oil and natural gas liquids. See "Description of Oil and Natural Gas Properties and Assets".

History and Significant Acquisitions

June 2004 – Effective June 11, 2004, Great Plains acquired certain (but not all) of the Canadian assets of Eurogas Corporation ("Eurogas") through an arrangement (the "Eurogas Arrangement") made pursuant to Section 192 of the CBCA. Prior to the Eurogas Arrangement, Great Plains had not carried on any business activity and held no assets. Following the Eurogas Arrangement, each shareholder of Eurogas held one (1) new common share of Eurogas and 0.2 of a Great Plains Share for each common share of Eurogas held immediately prior to the Eurogas Arrangement. Great Plains began trading on the Toronto Stock Exchange under the symbol GPX.

July 2004 – Great Plains completed a private placement resulting in gross proceeds of $885,000 from the issue of 1,106,250 common shares at a price of $0.80 per share.

September 2004 – Great Plains acquired all of the issued and outstanding shares of Energy Explorer. The acquisition was accounted for using the purchase method and shares were acquired for an aggregate of approximately $2.85 million in cash and $10.17 million payable by the issuance of 9,687,233 common shares of Great Plains at a deemed value of $1.05 per common share.

November 2004 - Great Plains completed a strategic acquisition in the Altares area of northeast B.C. Great Plains paid $1.5 million for various working interest averaging approximately 30 percent, including four wellbores, 8,500 acres of land, plus 10,240 acres of farm-in land under option. Additionally, Great Plains is also a 30 percent participant in a 400,000 acre area of mutual interest surrounding the purchased assets.

December 2004 - Great Plains completed an equity and flow through financing for total gross proceeds of $9.14 million. The offer consisted of the private placement of 2.8 million common shares at $1.25 per share and 3.125 million flow through common shares at a price of $1.60 per share. In addition, the syndicate of underwriters was granted an over-allotment option for an additional 256,000 common shares and 200,000 flow through common shares. This offering and the over-allotment option granted to the syndicate were fully subscribed. The proceeds from the financing are being used to partially fund its 2005 capital expenditure program.

February 2005 - Great Plains announced its 2005 capital expenditure budget which has been set at $15 million and will concentrate on the further exploration of Great Plains' land base focused primarily on the Peace River Arch, east central Alberta and southwest Saskatchewan.

NARRATIVE DESCRIPTION OF THE BUSINESS

The information presented herein with respect to Great Plains' oil and gas assets with an effective date prior to June 11, 2004 (being the date of the Eurogas Arrangement) is presented on a pro forma basis as if Great Plains had acquired its assets as at such date.

Properties

The following is a description of the major oil and natural gas properties in which Great Plains has an interest. Production volumes represent Great Plains' working interest share before the deduction of royalties. Reserve amounts are stated, before deduction of royalties, at December 31, 2004, based on escalating cost and price assumptions, as evaluated by GLJ in the GLJ Report.

Great Plains owns various interests in properties throughout Alberta, British Columbia and Saskatchewan. Great Plains has an interest in 326,820 gross (163,711 net) acres, including 220,030 gross (139,812 net) undeveloped acres. Great Plains has working interests in 108 gas wells (40.4 net) and 56 oil wells (19.4 net) as well as varying royalty interests in 73 wells and interests in 11 producing Units. As of the date hereof, production from Great Plains' oil and gas assets is approximately 950 BOE/d which is comprised of 84% natural gas and 16% oil and natural gas liquids.

The following are Great Plains' key properties:

Hamilton Lake/Watts Lake, Alberta

The Hamilton Lake/Watts Lake area is located in east central Alberta, approximately 200 kilometres southeast of Edmonton. Great Plains holds an approximate 98% working interest in 10,913 acres of land in this area with nine producing gas wells and nine producing oil wells. This area includes 7.25 sections of natural gas-prone acreage. For 2005, Great Plains has identified a minimum of five potential natural gas wells in close proximity to pipelines and compression, operated by several companies including Great Plains.

As at March 31, 2005, the production rate was approximately 150 BOE/d, consisting of 700 Mcf/d of natural gas and 35 bbls/d of crude oil. As at December 31, 2004, GLJ assigned total company gross proved plus probable reserves of 288 MBOE consisting of 80% natural gas and 20% crude oil.

Spirit River, Alberta

Spirit River is located in the Peace River Arch area of Alberta, approximately 440 kilometres northeast of Edmonton. Great Plains holds an approximate 30% working interest in 8,960 acres of land in this area with three producing gas wells. This area provides an optimum blend of medium and high-impact prospects with one to 10 bcf potential. Currently estimated net production of 1,000 Mcf/d of gas and 60 Bbls/d of crude oil is behind pipe. Great

Plains expects to see a pipeline constructed in the second quarter of 2005 to bring this production on stream by July 2005. One well was drilled and cased for gas in the first quarter of 2005.

As at March 31, 2005, the production rate was approximately 250 BOE/d, consisting of 1,400 Mcf/d of natural gas and 20 Bbls/d of crude oil and NGLs. As at December 31, 2004, GLJ assigned total company gross proved plus probable reserves of 832 MBOE consisting of 84% natural gas, 7% crude oil and 9% NGLs.

Wildhay (Cecilia), Alberta

Wildhay is located in the west central area of Alberta, approximately 230 kilometres west of Edmonton. Great Plains holds a 25% working interest in 640 (160 net) acres of land in this area with 2 (0.50 net) producing gas wells. This area provides an optimum blend of multi-zone targets with one to 10 bcf potential.

As at March 31, 2005, the production rate was approximately 75 BOE/d, consisting of 450 Mcf/d of natural gas and 3 Bbls/d of crude oil and NGLs. As at December 31, 2004, GLJ assigned total company gross proved plus probable reserves of 224 MBOE consisting of 92% natural gas and 8% NGLs.

Pembina, Alberta

The Pembina area is located in west central Alberta, approximately 100 kilometres southwest of Edmonton. Great Plains holds an average 31.36% working interest in 13,619 acres of land in this area, with 15 producing gas wells and 27 producing oil wells. Great Plains also holds a 21.08% interest in the Pembina West Cardium Unit #25. In 2005, Great Plains plans to continue its land acquisition program and to participate in the drilling of four wells immediately offsetting existing infrastructure.

As at March 31, 2005, the production rate was approximately 220 BOE/d, consisting of 1,100 Mcf/d of natural gas and 40 Bbls/d of crude oil and NGLs. As at December 31, 2004, GLJ assigned total company gross proved plus probable reserves of 527 MBOE consisting of approximately 59% natural gas, 30% crude oil and 11% NGLs.

Dawson (Sunrise), British Columbia

Dawson is located in the Peace River Arch area of British Columbia, immediately northwest of the city of Dawson Creek. Great Plains holds a 50% working interest in 15,510 acres of land in this area plus 26,240 acres of farm-in land under option. This area is an emerging shallow gas project for Great Plains with greater than 10 bcf of reserve potential from three different zones. In 2004 Great Plains drilled and cased 11 wells with four new pool discoveries. In 2005 Great Plains plans to acquire additional seismic and drill further wells to expand existing discoveries including two wells which were drilled and cased for gas in the first quarter of 2005. Great Plains also plans to construct a pipeline to bring gas reserves from the north block of land on stream.

As at December 31, 2004, GLJ assigned total company gross proved plus probable reserves of 260 MBOE consisting of 96% natural gas and 4% NGLs.

Altares, British Columbia

In 2004 Great Plains acquired various working interests in the Altares area, located in the Peace River Arch of British Columbia, approximately 70 kilometres west of Fort St. John, B.C. Great Plains holds an average working interest of 30% in 8,500 (2,550 net) acres of land in this area with an additional 10,240 acres of farm-in lands under option. Great Plains is also a 30% participant in a 400,000-acre area of mutual interest surrounding the purchased assets. This area is an emerging deep gas project for Great Plains with higher risk, higher reward targets and multi-zone potential. In 2004, Great Plains drilled one well which successfully tested gas and re-entered two suspended wells to test. In 2005 this area accounts for at least 22% of Great Plains capital expenditure budget with drilling of four wells planned plus additional seismic and construction of a pipeline to bring gas in the area on stream. Three wells were drilled and cased for gas in the first quarter of 2005.

As at December 31, 2004, GLJ assigned total company gross proved plus probable reserves of 135 MBOE consisting of approximately 96% natural gas and 4% NGLs.

Southwestern Saskatchewan

In 2004 Great Plains acquired 100% working interest in over 100,000 acres in this area which has multiple gas and oil targets at medium to shallow depths. In 2004 Great Plains drilled two wells to test both deeper oil targets as well as shallow gas targets. 2005 plans include additional seismic and drilling to prove up acreage and earn land under a farm-in option agreement. Great Plains will also be entertaining proposals to take a joint venture partner in the area.

Coal Bed Methane

Great Plains has extensive acreage in central Alberta which is prospective for coal bed methane production and participated in a number of pilot projects through 2004. Great Plains has an average 12% working interest in a large scale project which is operated by established industry partners and expects to see 36 wells drilled in early 2005.

As at December 31, 2004, GLJ assigned total company gross proved plus probable reserves of 120 MBOE consisting of 100% natural gas. This recognizes only four drilled locations plus immediate offset spacing units.

Employees

Great Plains currently employs nine full-time employees. Great Plains intends to add additional professional and administrative staff as the needs arise. In addition, as part of its business, Great Plains retains the services of consultants, as required, on an ongoing basis.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Disclosure of Reserves Data

GLJ of Calgary, Alberta, independent petroleum consultants, prepared the GLJ Report wherein GLJ evaluated, effective December 31, 2004, the quantity and estimated future cash flow of the major oil and natural gas properties in which Great Plains has an interest.

This evaluation was prepared in accordance with procedures and standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The reserves definitions used in preparing the GLJ Report are those contained in the COGE Handbook and the Canadian Securities Administrators National Instrument 51-101 (NI 51-101).

The results of the evaluations of GLJ, contained in the GLJ Report, based on both forecast and constant cost and price assumptions, are summarized in the tables below. The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves. Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows as set forth in the following tables are stated both prior to and after provision for income taxes, prior to indirect costs, site restoration costs and future well abandonment, and after deduction of operating costs, royalties and estimated future capital expenditures.

All of Great Plains' reserves are located in Canada.

Summary of Oil, Natural Gas and NGL Reserves Based on Constant Price and Cost Assumptions Effective as December 31, 2004

Reserve Category[3]	Light/Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Proved								
Developed Producing	123	127	6.1	6.1	7,043	5,442	118	81
Developed Non-Producing	44	38	-	-	2,000	1,306	25	16
Undeveloped	63	50	-	-	532	386	6	3
Total Proved	230	215	6.1	6.1	9,574	7,135	148	101
Probable	77	66	-	-	4,255	3,094	50	31
Total Proved Plus Probable	307	282	6.1	6.1	13,829	10,229	198	132

Summary of Net Present Values of Future Net Revenue Based on Constant Price and Cost Assumptions Effective as of December 31, 2004

Reserve Category[3]	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	35,269	29,564	25,652	22,794	20,608	31,896	26,699	23,168	20,606	18,656
Developed Non-Producing	6,996	5,603	4,603	3,860	3,291	4,592	3,587	2,873	2,347	1,946
Undeveloped	3,134	2,395	1,884	1,518	1,248	2,054	1,546	1,194	942	756
Total Proved	45,400	37,561	32,139	28,172	25,147	38,542	31,832	27,235	23,895	21,358
Probable	17,376	12,014	8,833	6,778	5,367	11,865	8,020	5,783	4,354	3,380
Total Proved Plus Probable	62,776	49,576	40,972	34,951	30,514	50,407	39,852	33,018	28,249	24,738

Total Future Net Revenue (Undiscounted) effective as of December 31, 2004 Constant Prices and Costs

Reserves Category[3]	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Future Income Tax Expense (M$)	Future Net Revenue After Taxes (M$)
Proved Reserves	83,084	17,018	16,715	2,525	1,427	45,400	6,858	38,542
Proved Plus Probable Reserves	116,628	24,257	23,522	4,425	1,647	62,776	12,369	50,407

Future Net Revenue by Production Group effective as of December 31, 2004
Constant Prices and Costs

Reserves Category[3]	Production Group	Future Net Revenues Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and medium crude oil (including solution gas and other by-products)	2,128
	Heavy oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	28,110
	Other Company Revenue/Costs	1,902
	Total Proved	32,139
Proved Plus Probable Reserves	Light and medium crude oil (including solution gas and other by-products)	2,949
	Heavy oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	35,640
	Other Company Revenue/Costs	2,383
	Total Proved Plus Probable	40,972

Summary of Oil, Natural Gas and NGL Reserves Based on Forecast Price and Cost Assumptions Effective as of December 31, 2004

Reserve Category[3]	Light/Medium Oil (Mbbl)		Heavy Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Proved								
Developed Producing	118	123	6.1	6.1	7,040	5,440	118	82
Developed Non-Producing	44	38	-	-	2,026	1,326	25	16
Undeveloped	63	51	-	-	532	386	6	3
Total Proved	226	212	6.1	6.1	9,599	7,152	149	101
Probable	76	66	-	-	4,291	3,122	50	31
Total Proved Plus Probable	302	278	6.1	6.1	13,890	10,274	199	133

Summary of Net Present Values of Future Net Revenue Based on Forecast Price and Cost Assumptions Effective as of December 31, 2004

Reserve Category[3]	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	32,181	27,011	23,525	20,999	19,072	29,895	25,017	21,759	19,413	17,633
Developed Non-Producing	6,143	4,917	4,045	3,400	2,906	4,043	3,144	2,513	2,051	1,701
Undeveloped	2,723	2,082	1,640	1,322	1,087	1,779	1,338	1,032	813	650
Total Proved	41,047	34,009	29,210	25,722	23,065	35,717	29,499	25,304	22,277	26,020
Probable	15,839	10,653	7,712	5,865	4,617	10,819	7,099	5,030	3,743	2,878
Total Proved Plus Probable	56,886	44,662	36,923	31,587	27,682	46,536	36,598	30,334	26,020	22,862

Total Future Net Revenue (Undiscounted) effective as of December 31, 2004
Forecast Prices and Costs

Reserves Category[3]	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Future Income Tax Expense (M$)	Future Net Revenue After Taxes (M$)
Proved Reserves	77,446	15,734	16,718	2,525	1,423	41,047	5,330	35,717
Proved Plus Probable Reserves	109,152	22,446	23,749	4,425	1,647	56,886	10,350	46,536

Future Net Revenue by Production Group effective as of December 31, 2004
Forecast Prices and Costs

Reserves Category[3]	Production Group	Future Net Revenues Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light and medium crude oil (including solution gas and other by-products)	1,908
	Heavy oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	25,600
	Other Company Revenue/Costs	1,703
	Total Proved	29,210
Proved Plus Probable Reserves	Light and medium crude oil (including solution gas and other by-products)	2,633
	Heavy oil (including solution gas and other by-products)	-
	Natural Gas (including by-products but excluding solution gas from oil wells)	32,161
	Other Company Revenue/Costs	2,129
	Total Proved Plus Probable	36,923

Notes:

(1) **"Gross"** means Great Plains' total working interest reserves before royalties owned by others and without including any royalty interest owned by Great Plains.

(2) **"Net"** means Great Plains' total working interest reserves and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

(3) Definitions used for reserves categories in the GLJ Report are set out by the Canadian Securities Administrators in National Instrument 51-101 (NI51-101) and in the COGE Handbook. They are as follows:

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"Reserves" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"Proved Reserves" are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

"Probable Reserves" are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

"Possible Reserves" are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

Development and Production Status

Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.

"Developed Reserves" are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" *are those reserves that are expected to be recovered from completion intervals open* at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-producing Reserves**" are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels contained in the definitions in Section 5.4.1 (GOGE Handbook) are applicable to individual Reserves Entities, which refers to the lowest level at which reserves calculations are performed, and to Reported Reserves, which refers to the highest level sum of individual entity estimates for which reserves estimates are presented. Reported Reserves should target the following levels of certainty under a specific set of economic conditions:

- at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
- at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
- at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilities or deterministic methods.

Incorporation of these guidelines means that corporate total proved reserves reflects a conservative estimate and proved plus probable reserves reflects a "best estimate" of the oil and gas quantities which will be recovered.

Documented Reserves Categories

Production and revenue projections are prepared for each of the following main reserves categories:

<u>Reserves Category</u>
Proved
Probable and Proved Plus Probable
Proved Plus Probable Plus Possible*

<u>Production and Development Status</u>
Developed Producing **
Developed Non-producing
Undeveloped
Total (sum of developed producing, developed non-producing and undeveloped)

**Generally, GLJ only evaluates possible reserves when specifically requested by a client.*

**As producing reserves are inherently developed, GLJ simply refers to "developed producing" reserves as "producing."

When evaluating reserves, GLJ evaluators generally first identify the producing situation and assign proved, proved plus probable and proved plus probable plus possible reserves in recognition of the existing level of development and the existing depletion strategy. Incremental non-producing (developed non-producing or undeveloped) reserves are subsequently assigned recognizing future development opportunities and enhancements to the depletion mechanism. It should be recognized that future developments may result in accelerated recovery of producing reserves.

(4) GLJ has prepared its December 31, 2004, price and market forecasts as summarized below after a comprehensive review of information. Information sources include numerous government agencies, industry publications, Canadian oil refiners and natural gas marketers. The forecasts presented herein are based on an informed interpretation of currently available data. While these forecasts are considered reasonable at this time, users of these forecasts should understand the inherent high

uncertainty in forecasting any commodity or market. These forecasts will be revised periodically as market, economic and political conditions change.

Pricing Assumptions

Summary of Pricing and Inflation Rate Assumptions as of December 31, 2004 Constant Prices and Cost

Year	Oil				Natural Gas AECO Gas Price (Cdn$/ MMBtu)	Exchange Rate ($US/$Cdn)
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40 degree API ($Cdn/bbl)	Hardisty Heavy 12 degree API ($Cdn/bbl)	Cromer Medium 29.3 degree API ($Cdn/bbl)		
December 31, 2004	43.45	46.54	24.33	32.12	6.79	0.8308

Year	Natural Gas Liquids			
	Spec Ethane ($Cdnbbl)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)
December 31, 2004	22.66	29.79	34.44	48.97

Summary of Pricing and Inflation Rate Assumptions as of December 31, 2004 Forecast Prices and Cost

Year	Oil				Natural Gas AECO Gas Price (Cdn$/ MMBtu)	Inflation Rates %/Year	Exchange Rate ($US/$Cdn)
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40 degree API ($Cdn/bbl)	Hardisty Heavy 12 degree API ($Cdn/bbl)	Cromer Medium 29.3 degree API ($Cdn/bbl)			
2005	42.00	50.25	27.50	43.75	6.60	2.0	0.82
2006	40.00	47.75	28.50	41.50	6.35	2.0	0.82
2007	38.00	45.50	28.75	39.50	6.15	2.0	0.82
2008	36.00	43.25	27.25	37.75	6.00	2.0	0.82
2009	34.00	40.75	25.50	35.50	6.00	2.0	0.82
2010	33.00	39.50	24.75	34.25	6.00	2.0	0.82
2011	33.00	39.50	24.75	34.25	6.00	2.0	0.82
2012	33.00	39.50	24.75	34.25	6.00	2.0	0.82
2013	33.50	40.00	24.75	34.75	6.10	2.0	0.82
2014	34.00	40.75	25.50	35.50	6.20	2..0	0.82
2015	34.50	41.25	25.75	36.00	6.30	2.0	0.82
2016	+2.0%/year	+2.0%/year	+2.0%/year	+2.0%/year	+2.0%/year	2.0	0.82

	Natural Gas Liquids			
	Spec Ethane ($Cdnbbl)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)
2005	22.00	32.25	37.25	50.75
2006	21.25	30.50	35.25	48.25
2007	20.50	29.00	33.75	46.00
2008	20.00	27.75	32.00	43.75
2009	20.00	26.00	30.25	41.25
2010	20.00	25.25	29.25	40.00
2011	20.00	25.25	29.25	40.00
2012	20.00	25.25	29.25	40.00
2013	20.25	25.50	29.50	40.50
2014	20.75	26.00	30.25	41.25
2015	21.00	26.50	30.50	41.75
2016	+2.0%/year	+2.0%/year	+2.0%/year	+2.0%/year

Notes:

(1) In the escalated pricing determination, operating and capital costs are assumed to increase at 2.0% per year.
(2) Under the constant price scenario, prices and costs are held constant for the life of the reserves.
(3) In the course of the December 31, 2004 evaluation, Great Plains, provided GLJ personnel with basic information which included land data, well information, geological information, contract information, operating cost date, financial data and discussions of future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the GLJ Report are based, was obtained from public records, other operators, and from GLJ non-confidential files. The extent and character of ownership and accuracy of all factual data supplied for the independent evaluation, from all sources, has been accepted as represented. The accuracy of any reserves and production estimate is a function of the quality and quantity of available data of engineering interpretation and judgement. While reserves and production estimates presented herein were considered reasonable at the time they were prepared, the estimates should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward. Revenue projections presented in the GLJ Report are based in part on forecasts of market prices, currency exchange rates, inflation, market demand and government policy which are subject to many uncertainties and may, in future, differ materially from the forecasts utilized in the GLJ Report. **Present values of revenues documented in the GLJ Report do not necessarily represent the fair market value of the reserves evaluated therein.**
(4) Columns may not add due to rounding.
(5) Within the total proved plus probable reserves, the GLJ Report includes certain capital expenditures over 2005, 2006 and 2007 in order to achieve the predicted present worth values in the forecast price and constant price cases. Total capital expenditures of $3.541 million, $0.779 million and nil are to be expended in 2005, 2006 and 2007, respectively, in the escalating price case and $3.541 million, $0.779 million and nil are to be expended in 2005, 2006 and 2007, respectively in the constant price case.
(6) Royalty credits under the Alberta Royalty Tax Credit plan have not been included in this analysis of the individual property cash flows, but are included in the corporate consolidation level, where provided by Great Plains and as applicable, and have been adjusted with the Alberta gas cost allowance adjustments.
(7) Columns may not add due to rounding.

Reconciliation of Changes in Reserves and Future Net Revenue

Reconciliation of Great Plains Net Reserves by Principal Product Type Forecast Prices and Costs

The following table sets forth a reconciliation of the oil and natural gas reserves of attributable to Great Plains' oil and gas assets as at December 31, 2003 to the oil and natural gas reserves attributable to such assets as at December 31, 2004. Great Plains acquired Energy Explorer effective September 14, 2004. Accordingly, reserve reconciliations for the Energy Explorer properties which were developed prior to the effective date are contained within "Acquisitions."

	Light and Medium Oil			Coalbed Methane			Natural Gas			Natural Gas Liquids		
	Net Proved (Mbbls)	**Net Probable (Mbbls)**	**Net Proved Plus Probable (Mbbls)**	**Net Proved (MMcf)**	**Net Probable (MMcf)**	**Net Proved Plus Probable (MMcf)**	**Net Proved (MMcf)**	**Net Probable (MMcf)**	**Net Proved Plus Probable (MMcf)**	**Net Proved (Mbbls)**	**Net Probable (Mbbls)**	**Net Proved Plus Probable (Mbbls)**
As at December 31, 2003	125	28	154	0	0	0	3,713	1,281	4,994	67	13	80
Extensions	54	35	89	217	435	652	1,034	195	1,229	11	3	15
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	19	(10)	9	0	0	0	170	(575)	(406)	(2)	(5)	(7)
Discoveries	0	0	0	0	0	0	512	566	1,078	4	3	7
Acquisitions	38	12	50	0	0	0	2,544	1,220	3,764	34	18	52
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	(24)	0	(24)	0	0	0	(1,038)	0	(1,038)	(13)	0	(13)
As at December 31, 2004	212	66	278	217	435	652	6,935	2,687	9,622	101	32	133

Reconciliation of Changes in Net Present Values of Future Net Revenue Discounted at 10% per Year Proved Reserves Constant Prices and Cost

	2004 (M$)
Estimated Future Net Revenue at December 31, 2003	**14,664**
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(5,504)
Net Change in Prices, Production Costs and Royalties Related to Future Production	2,007
Changes in Previously Estimated Development Costs Incurred During the Period	7,904
Changes in Estimated Future Development Costs	(7,904)
Extensions and Improved Recovery	5,828
Discoveries	1,893
Acquisition of Reserves	10,550
Disposition of Reserves	-
Changes Resulting from Technical Reserves Revisions	957
Accretion of Discount	1,466
Net Change in Income Taxes	-
All other Changes	278
Estimated Future Net Revenue at December 31, 2004	**32,139**

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Additional Information Relating to Reserves Data

The following table sets forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to Great Plains in the financial year since incorporation.

Year	Undeveloped Reserves	Light and Medium Oil (Mbbls)	Heavy Oil (Mbbls)	Natural Gas (MMcf)	Natural Gas Liquids (Mbbls)	BOE
2004	Proved Undeveloped Reserves	0	0	408	5	73
2004	Probable Undeveloped Reserves	0	0	0	0	0

Great Plains was incorporated on March 4, 2004, therefore it had no previously attributed undeveloped reserves.

Once proved and /or probable undeveloped reserves are identified they are scheduled into Great Plains' development plans. A number of factors that could result in delayed or cancelled development include changing economic and technical conditions, multi-zone developments and surface access issues. Six wells were cased for gas reserves in the first quarter of 2005 and will be completed in the third quarter of 2005, at which time reserves additions will be recognized. There have been no variations in performance which would cause any material change in reserves from the year ended 2004.

Significant Factors or Uncertainties

Great Plains does not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond Great Plains' control (see "Joint Circular - Risk Factors").

Future Development Costs

The following table sets forth development costs deducted in the estimation of Great Plains' future net revenue attributable to the reserve categories noted below.

Year	Constant Prices and Costs		Forecast Prices and Costs			
	Proved		Proved		Proved + Probable	
	0%	10%	0%	10%	0%	10%
2005	2,139	2,039	2,139	2,039	3,541	3,376
2006	370	321	370	321	779	675
2007	-	-	-	-	-	-
2008	-	-	-	-	49	35
2009	16	10	16	10	-	-
Thereafter	-	-	-	-	56	27
Total	2,525	2,370	2,525	2,370	4,425	4,113

Future development costs will be funded by cash flow from operations.

Future development costs are associated with booked reserves as per the GLJ Report and do not necessarily represent Great Plains' full exploration and development budget.

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Other Oil and Gas Information

Oil and Natural Properties and Wells

For information regarding Great Plains' properties, see "Properties" under *Narrative Description of the Business*, above. The following table summarizes Great Plains' interest in wells as at March 31, 2005:

		Gross(1)			Net(2)		
		Producing	**Shut-in(3)**	**Suspended(4)**	**Producing**	**Shut-in(3)**	**Suspended(4)**
Oil:	Alberta	37	2	7	12.7	0.4	1.6
	Saskatchewan	11	-	-	4.6	-	-
	British Columbia	-	-	-	-	-	-
Gas:	Alberta	58	10	12	18.3	1.9	6.0
	Saskatchewan	-	2	3	-	1.5	3.0
	British Columbia	1	8	14	0.5	4.2	5.0
	Totals	107	22	35	36.1	8.0	15.6

Notes:

(1) "**Gross**" wells refers to the total number of wells in which Great Plains has an interest.
(2) "**Net**" wells refers the total number of wells in which Great Plains has an interest multiplied by Great Plains' percentage working interest therein.
(3) "**Shut in**" wells are defined as wells which have encountered crude oil or natural gas and are capable of producing crude oil or natural gas but which are not producing due to the lack of transportation facilities, available markets or other reasons.
(4) "**Suspended**" wells are defined as wells which have encountered crude oil or natural gas but are not capable of producing due to economic criteria or other reasons.

In addition, Great Plains has varying royalty interests in 73 wells (Alberta Gas – 30; Alberta Oil – 33; Saskatchewan Oil – 10) and held interest in 11 producing Units.

Land Holdings

Great Plains' land holdings as at December 31, 2004 are as follows:

	Developed Acres		Undeveloped Acres(3)		Total Acres(3)	
	Gross(1)	**Net(2)**	**Gross(1)**	**Net(2)**	**Gross(1)**	**Net(2)**
Alberta	87,684	19,785	69,294	22,743	156,978	42,528
British Columbia	12,090	2,225	49,047	18,578	61,137	20,803
Saskatchewan	7,016	1,889	101,689	98,491	108,705	100,380
Total	106,790	23,899	220,030	139,812	326,820	163,711

Notes:

(1) "**Gross**" refers to the total acres in which Great Plains has an interest.
(2) "**Net**" refers to the total acres in which Great Plains has an interest, multiplied by the percentage therein owned by Great Plains.
(3) In addition to the lands stated in the table above, Great Plains also has 40,960 gross and 16,704 net acres of land under option which it may earn an interest in.

Properties with no Attributed Reserves

The following table sets out Great Plains' land holdings that have no attributed reserves as at December 31, 2004:

Location	**Unproved Properties(3)**		**2005 Expiring**
	Gross Acres(1)	**Net Acres (2)**	**Net Acres(2)**
Alberta	52,096	19,999	977
British Columbia	15,883	1,108	-
Saskatchewan	106,092	99,938	-
Total	174,071	121,045	977

126

Notes:

(1) "**Gross**" refers to the total acres in which Great Plains has an interest.
(2) "**Net**" refers to the total acres in which Great Plains has an interest multiplied by the percentage therein owned by Great Plains.
(3) Unproved Properties have no attributed reserves as of December 31, 2004. Undeveloped acreage within properties where reserves have been booked as of December 31, 2004 has not been included.

Forward Contracts

Great Plains' current contracts to sell crude oil or natural gas are all at prevailing market pricing.

Additional Information Concerning Abandonment and Reclamation Costs

The following table sets out Great Plains' abandonment costs for the periods indicated based on forecast prices and costs:

Year	**Total Abandonment Costs including Well Abandonment and Disconnect Costs all Net of Salvage Value ($M)**	
	Proved	**Proved plus Probable**
2005	102	89
2006	111	94
2007	70	61
Remainder	1,140	1,403
Total	1,423	1,647
Total (discounted at 10%/year)	765	756

An estimate is completed for each well in order to determine the cost to abandon the well. Great Plains' working interest is then applied to that cost to determine Great Plains' share. These estimates are provided by the GLJ Report. For further details regarding full corporate abandonment and reclamation costs, see "Management's Discussion and Analysis".

Tax Horizon

Great Plains was not required to pay any cash income taxes for the period ended December 31, 2004. Great Plains does not expect to pay current income tax for the 2005 fiscal year. Depending on production, commodity prices and capital spending levels, Great Plains may begin paying current income taxes in 2006.

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Costs Incurred

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to Great Plains' activities for the year ended December 31, 2004:

	(M$)
Property acquisition costs	
Proved properties	0
Undeveloped properties	2,494
Exploration costs	2,681
Development costs	9,539
Total	14,714

Exploration and Development Activity

The following tables summarize drilling results with respect to Great Plains' oil and gas assets for the year ended December 31, 2004 and the period ended March 31, 2005:

Year Ended December 31, 2004	Crude Oil		Natural Gas		Suspended		Dry		Total	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta:										
Exploratory	-	-	7	1.51	1	0.16	-	-	8	1.67
Development	-	-	14	3.69	1	0.55	-	-	15	4.24
Saskatchewan:										
Exploratory	-	-	-	-	2	2.00	-	-	2	2.00
Development	-	-	-	-	-	-	-	-	-	-
British Columbia:										
Exploratory	-	-	2	1.00	1	0.50	-	-	3	1.50
Development	-	-	3	0.84	1	0.50	-	-	4	1.34

Quarter Ended March 31, 2005	Crude Oil		Natural Gas		Suspended		Dry		Total	
	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Alberta:										
Exploratory	-	-	-	-	-	0.94	1	0.50	-	-
Development	-	-	-	-	1.0	0.80	-	-	1	0.15
British Columbia:										
Exploratory	-	-	-	-	3	-	-	-	4	1.44
Development	-	-	-	-	2	0.15	-	-	2	0.8

Notes:

(4) "**Gross Wells**" refers to all wells in which Great Plains has an interest.

(5) "**Net**" wells refers to the total number of wells in which Great Plains has an interest multiplied by Great Plains' percentage working interest therein.

(6) Energy Explorer drilled or re-completed 14 wells in 2004 before the merger with Great Plains on September 13, 2004 of which six gross (2.60 net) were gas wells, two gross (0.60 net) were oil wells, four gross (1.80 net) were suspended wells and two gross (0.40 net) were dry and abandoned: six gross (2.40 net) wells were classified as exploration wells and eight gross (3.00 net) were development wells.

Future Commitments

Exclusive of acquisition activity, Great Plains is planning to spend approximately $15 million in 2005. Great Plains expects to participate in at least 45 gross (25 net) wells and will aim for an equal split of operated versus non-operated expenditures. The program will be funded by cash flow and available bank lines. An additional contingent capital expenditure program may be acted upon in late 2005 subject to drilling success and capital availability.

Great Plains is currently drilling option wells under farm-in agreements with major companies in three areas: Altares, British Columbia; Dawson Creek, British Columbia and Willow, Saskatchewan.

At December 31, 2004, in connection with the issuance of flow-through shares by Great Plains and its subsidiary, Great Plains is required to expend $6.6 million of eligible exploration and development expenditures by December 31, 2005.

Great Plains has also entered into lease arrangements for office space to December 31, 2005. The future minimum lease payments total $166,550.

Summary of First Year Production by Field and Product

The following table sets out the volume of Great Plains' production by field estimated for the year ended December 31, 2005, which is reflected in the estimate of future net revenue disclosed in the tables included under "Disclosure of Reserves Data."

2005	**Light and Medium Oil**		**Heavy Oil**		**Natural Gas**		**Natural Gas Liquids**		**BOE**	
	(Bbls/d)		**(Bbls/d)**		**(Mcf/d)**		**(Bbls/d)**		**(BOE/d)**	
	W.I.	**Net**	**W.I.**	**Net**	**W.I.**	**Net**	**W.I.**	**Net**	**W.I.**	**Net**
Proved Developed Producing										
Spirit River	0	0	0	0	1,540	854	28	15	284	157
Other Properties	57	59	5	5	3,126	2,500	43	32	627	512
Total: Proved Producing	57	59	5	5	4,666	3,353	71	47	911	670
Proved Developed Non-Producing										
Spirit River	13	10	0	0	280	194	5	3	65	46
Other Properties	0	0	0	0	492	314	4	3	86	55
Total: Proved Developed Non-Producing	13	10	0	0	771	508	9	6	151	101
Proved Undeveloped										
Spirit River	0	0	0	0	0	0	0	0	0	0
Other Properties	0	0	0	0	106	79	0	0	18	13
Total: Proved Undeveloped	0	0	0	0	106	79	0	0	18	13
Total Proved										
Spirit River	13	10	0	0	1,820	1,048	33	19	349	203
Other Properties	57	59	5	5	3,723	2,893	47	34	730	580
Total: Proved	71	69	5	5	5,543	3,940	80	53	1,080	784
Total Probable										
Spirit River	0	0	0	0	14	10	0	0	3	2
Other Properties	1	1	0	0	311	232	1	1	54	40
Total: Probable	1	1	0	0	325	242	1	1	57	42
Total Proved Plus Probable										
Spirit River	13	10	0	0	1,833	1,057	33	19	352	205
Other Properties	58	60	5	5	4,034	3,125	48	35	784	621
Total: Proved Plus Probable	72	70	5	5	5,868	4,183	81	54	1,136	826

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Production History for 2004 - Daily Sales Volumes and Netback

The following table sets forth the daily sales volumes and netbacks attributable to Great Plains' oil and gas assets on a quarterly basis for the periods indicated:

	Production Volume (Bbls or Mcf)	Average per Unit of Volume			
		Price ($/bbl or Mcf)	Royalties ($/Bbls or Mcf)	Costs ($/Bbls or Mcf)	Netback ($/Bbls or Mcf)
Light & Medium Oil (Mbbls)					
First Quarter	6,433	40.26	6.06	12.70	21.49
Second Quarter	6,606	46.50	5.54	12.89	28.07
Third Quarter	5,649	49.10	6.56	16.05	26.49
Fourth Quarter	8,522	46.16	8.22	10.58	27.36
Natural Gas (Mcf)					
First Quarter	230,867	6.26	1.32	1.35	3.59
Second Quarter	206,511	8.53	1.48	1.79	5.25
Third Quarter	231,840	6.25	0.97	1.82	3.46
Fourth Quarter	369,620	6.93	1.62	1.71	3.59
Natural Gas Liquid (Mbbls)					
First Quarter	4,305	33.13	7.92	8.08	17.13
Second Quarter	4,396	30.53	7.36	8.30	14.86
Third Quarter	4,471	50.68	6.54	10.95	33.20
Fourth Quarter	4,634	59.53	13.41	10.25	35.87

Production History for 2004 – By Major Field

The following table sets forth the daily sales volumes attributable to Great Plains' oil and gas assets by major field for the period indicated:

Field	Light and Medium Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)
Kitto Lake/Pembina (Alberta)	21	930	26
Watts Lake/Hamilton Lake (Alberta)	32	511	0
Spirit River (BC)	0	567	2
Other	21	885	21
Total	74	2,893	49

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SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected consolidated financial information for Great Plains for the periods indicated and should be read in conjunction with the consolidated financial statements of Great Plains' and the notes thereto.

Selected Annual Financial Information for Great Plains

$000's (except per share amounts)

	Three Months Ended March 31, 2005	Year Ended December 31 2004	2003
Total revenues	3,741	9,370	8,755
Total revenues, net of royalties	2,826	7,785	7,318
Net earnings	160	377	1,960
Net earnings per share			
- basic	$ -	$0.02	$0.13
- diluted	$ -	$0.02	$0.13
Cash flow from operations	1,625	4,195	4,299
Cash flow from operations per share			
- basic	$0.05	$0.22	$0.28
- diluted	$0.05	$0.22	$0.28
Total book value of assets	43,844	44,470	11,140
Bank debt and working capital (deficiency)	(2,174)	(1,157)	69
Total long term debt	Nil	Nil	Nil
Shareholders' equity			
Class "A" common shares outstanding	34,634	33,516	15,186
Weighted average shares outstanding			
- basic	33,939	19,021	15,186
- diluted	35,084	19,472	15,186
Class "B" common shares outstanding	Nil	Nil	Nil
Preferred shares outstanding	Nil	Nil	Nil

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Selected Quarterly Financial Information for Great Plains

$000's (except per share amounts)

	2005	2004				2003			
	Q1	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Total revenues	3,741	3,368	1,983	2,119	1,900	2,186	2,121	2,108	2,469
Total revenues, net of royalties	2,826	2,698	1,653	1,824	1,608	1,899	1,681	1,813	2,052
Net earnings (loss)	160	(92)	124	169	176	608	267	293	1,101
Net earnings (loss) per share									
- basic	$ -	$ -	$0.01	$0.01	$0.01	$0.04	$0.02	$0.02	$0.07
- diluted	$ -	$ -	$0.01	$0.01	$0.01	$0.04	$0.02	$0.02	$0.07
Cash flow from operations	1,625	1,553	873	973	796	1,269	842	861	1,327
Cash flow from operations per share									
- basic	$0.05	$0.06	$0.05	$0.06	$0.05	$0.08	$0.06	$0.06	$0.09
- diluted	$0.05	$0.05	$0.05	$0.06	$0.05	$0.08	$0.06	$0.06	$0.09
Total book value of assets	43,844	44,470	31,372	13,126	13,138	11,140	N/A	N/A	N/A
Bank debt and working capital (deficiency)	(2,174)	(1,158)	(4,862)	N/A	N/A	69	N/A	N/A	N/A
Total long term debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shareholders' equity									
Class "A" common shares outstanding	34,634	33,516	25,913	15,186	15,186	15,186	15,186	15,186	15,186
Weighted average shares outstanding									
- basic	33,939	27,694	17,910	15,186	15,186	15,186	15,186	15,186	15,186
- diluted	35,084	28,432	18,351	15,186	15,186	15,186	15,186	15,186	15,186
Class "B" common shares outstanding	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Preferred shares outstanding	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) Due to the carve-out of the Canadian assets into Great Plains Exploration Inc., effective June 11, 2004, information regarding total assets and bank debt and working capital (deficiency) is not available on a quarterly basis for the period prior to the carve-out. See "General Development of the Business - History and Significant Acquisitions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

See Great Plains' management's discussion and analysis of the financial condition and operations of Great Plains for the financial year ended December 31, 2004 attached to this Schedule F as Exhibit F-I and for the three months ended March 31, 2005 attached to this Schedule F as Exhibit F-II.

DIVIDEND RECORD AND POLICY

To date, Great Plains has not paid any dividends on its Common Shares and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares will be dependent upon the financial requirements of Great Plains to finance future growth, the financial condition of Great Plains and other factors which the directors of Great Plains may consider appropriate in the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

The following is a summary of the rights, privileges, restrictions and conditions attaching to the shares in Great Plains' share capital. As at the date hereof there are 34,634,274 Common Shares issued and outstanding. Great Plains does not have any preferred shares outstanding.

Common Shares

The authorized capital of Great Plains consists of an unlimited number of Common Shares without nominal or par value and an unlimited number of preferred shares issuable in series having the rights, privileges, restrictions and conditions set forth below.

The holders of the Common Shares are entitled to dividends as and when declared by the Board of Directors of Great Plains, to one vote per share at meetings of shareholders of Great Plains and, upon liquidation, to receive such assets of Great Plains as are distributable to the holders of the Common Shares.

Preferred Shares

The preferred shares may be issued in one or more series, each series to consist of such number of shares as determined by the directors of Great Plains. The directors of Great Plains may also fix by resolution the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each such series.

CAPITALIZATION

The following table sets forth the consolidated capitalization of Great Plains as at March 31, 2005 and as at December 31, 2004. This table should be read in conjunction with the consolidated financial statements of Great Plains and the notes thereto.

Capital	Authorized	As at December 31, 2004	As at March 31, 2005
		(audited)	(unaudited)
Debt			
Revolving Demand Credit Facility	$14,500,000	$ -	$2,717,695
Non-revolving Acquisition/Development Credit Facility	$7,500,000	$-	$-
Share Capital			
Great Plains Class A Common Shares	Unlimited	$29,593,532 (33,515,984 shares)	$28,945,745 (34,634,274 shares)
Great Plains Class B Common Shares	Unlimited	Nil	Nil
Great Plains Preferred Shares	Unlimited	Nil	Nil

Notes:

(1) As at March 31, 2005 Great Plains had outstanding to directors, officers, employees and consultants options to purchase an aggregate of 2,948,000 Great Plains Class A Common Shares.

(2) As at March 31, 2005 Great Plains had total bank debt and working capital deficiency of $2,173,903 and maintained a provision of $2,156,653 for asset retirement obligations.

OPTIONS TO PURCHASE SECURITIES

See "Joint Circular - Information Concerning New Great Plains - Great Plains Stock Option Plan".

PRIOR SALES

See "Management's Discussion and Analysis of Operating Results - Capitalization" for a description of the Common Shares issued by Great Plains in the twelve (12) months prior to the date hereof.

STOCK EXCHANGE PRICE

Trading Price and Volume

The Common Shares have been listed for trading on the TSX under the symbol "GPX" since June 18, 2004. The following table sets forth the closing price range and trading volumes of the Common Shares as reported by the TSX for the periods indicated.

Period	High ($)	Low ($)	Volume
2004			
June 18 - 30	1.25	1.10	26,173
July	1.40	0.90	288,415
August	1.40	1.11	121,045
September	1.38	1.16	312,448
October	1.35	1.10	2,101,339
November	1.40	1.14	1,307,715
December	1.45	1.27	970,885
2005			
January	1.60	1.21	711,395
February	1.90	1.35	2,881,997
March	1.80	1.20	755,808
April	1.40	1.10	805,985
May	1.20	1.05	620,655
June 1 - 23	1.34	1.11	2,383,846

PRINCIPAL SHAREHOLDERS

The only shareholder owning of record or beneficially directly or indirectly, more than 10% of the issued and outstanding Great Plains Shares as at the date hereof is Dundee Corporation, holding approximately 25% of the Great Plains Shares. Upon completion of the Arrangement, and assuming Maximum Share Consideration is issued therefor, Dundee Corporation will hold approximately 11.9% of the issued and outstanding common shares of New Great Plains.

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DIRECTORS AND OFFICERS

The following table lists the name of each director and officer of Great Plains, their municipality of residence, their position within Great Plains, the date of appointment as director, if applicable, and the number of Common Shares of Great Plains over which control is exercised. These directors and officers collectively exercise control of 3,267,243 Common Shares which represent approximately 9% of the outstanding Common Shares of Great Plains. Additionally, these officers and directors collectively hold 2,290,000 options to purchase Common Shares.

Name and Municipality of Residence	Position within the Company	Date appointed Director	Number of shares over which a control is exercised(1)
William A. Bell Calgary, Alberta	Director	October 13, 2004	1,257,701(2)
Donald K. Charter Etobicoke, Ontario	Director	April 30, 2004	204,000(3)
Stephen P. Gibson Bragg Creek, Alberta	Director, President and Chief Executive Officer	April 30, 2004	526,250
Donald R. Leitch Calgary, Alberta	Director, Secretary	April 30, 2004	50,000
Garth A.C. MacRae Etobicoke, Ontario	Director, Chairman	April 30, 2004	113,562(3)
Julio Poscente Calgary, Alberta	Director	April 30, 2004	318,640
Randall Faminow Calgary, Alberta	Vice President Land	n/a	145,875
Curtis W. Labelle Calgary, Alberta	Vice President, Engineering	n/a	120,000
Robert R. Padget Calgary, Alberta	Chief Operating Officer	n/a	153,125
Thomas K. Rouse Calgary, Alberta	Vice President, Finance and Chief Financial Officer	n/a	212,500
Carlos Salas Calgary, Alberta	Vice President, Exploration	n/a	165,590

Notes:

(1) Prior to effecting the Great Plains Share Consolidation.

(2) William A. Bell directly holds 205,560 Common Shares, and Bellport Resources Ltd., which is controlled by William Bell, holds 1,052,141 Common Shares.

(3) These numbers do not include 8,759,488 Common Shares held by Dundee Corporation.

Current principal occupation and other occupations held by directors and officers over the last five years.

During the last five years, the directors and officers have held the following positions:

Name	Position Held
William A. Bell	President Bellport Resources Ltd., Bellport Oil and Gas Inc., and Portobello Investments Ltd.
Donald K. Charter	Chairman, President and Chief Executive Officer of Dundee Securities Corporation, Chairman and Chief Executive Officer of Dundee Private Investors Inc. and Dundee Insurance Agency Ltd.
Stephen P. Gibson	President and Chief Executive Officer of Great Plains
Donald R. Leitch	Barrister and Solicitor, Partner, Carscallen Lockwood LLP
Garth A.C. MacRae	Former Vice Chairman of Dundee Corporation, financial service and merchant banking company
Julio Poscente	Chief Executive Officer and Chairman of Eurogas
Randall J. Faminow	Vice President Land of Great Plains
Curtis W. Labelle	Vice President Engineering of Great Plains
Robert R. Padget	Chief Operating Officer of Great Plains
Thomas K. Rouse	Vice President, Finance and Chief Financial Officer of Great Plains
Carlos Salas	Vice President Exploration of Great Plains

All of the directors and officers have held their present principal occupation, or been engaged in other positions or capacities with the firm referred to, or with affiliates thereof, for at least five years with the exceptions of Stephen P. Gibson, Thomas K. Rouse, Robert R. Padget, Randall J. Faminow, Carlos Salas and Curtis W. Labelle.

Mr. Gibson is the President and Chief Executive Officer of Great Plains. Mr. Gibson is a full time employee of Great Plains. Mr. Gibson was President and Chief Executive Officer of Rider Resources Inc. ("Rider") from December 2000 until February 2003, leading the company's turnaround and subsequent growth until its takeover. Prior to joining Rider, Mr. Gibson was a principal with a New York-based investment-banking firm specializing in energy investments. Prior to this, Mr. Gibson was President and Chief Executive Officer of Probe Exploration Inc. from 1994 to 2000. Mr. Gibson, who began his career as a landman, has over twenty years of business experience, specializing in acquisitions, capital structuring and corporate finance.

Mr. Rouse, CMA, is the Vice President and Chief Financial Officer of Great Plains. Mr. Rouse obtained his Bachelor of Commerce from the University of Saskatchewan in 1983, and is an active member of the Society of Management Accountants – Alberta. Mr. Rouse is a full time employee of Great Plains. Mr. Rouse was Vice President, Finance and Chief Financial Officer of Rider from November 1996 until February 2003, when the company was taken over. Mr. Rouse has twenty-four years of professional accounting experience primarily spent in the oil and natural gas industry. From 1993 to 1996, Mr. Rouse was controller at Petrorep Resources Ltd., an intermediate oil and gas company.

Mr. Padget, P. Eng, is the Chief Operating Officer of Great Plains. Mr. Padget graduated with a Bachelor of Engineering (Electrical) from the University of Saskatchewan in 1972, and is an active member of APEGGA, CIM and SPE. Mr. Padget is a full time employee of Great Plains and has 30 years' experience in the petroleum industry in the fields of reservoir engineering, production and exploitation. Mr. Padget was previously at Seventh Energy Ltd. where he was Vice President, Engineering and Operations from 2003 until the company was sold in 2004. From 1996 to 2002, Mr. Padget was with Encal and its successor company, Calpine Canada Resources, most recently as Vice President, Engineering and Operations.

Mr. Carlos Salas is the Vice President Exploration with Great Plains. Previously Mr. Salas was Vice President, Exploration and a Director of Energy Explorer Inc. Prior thereto, Mr. Salas was with Berkley Petroleum Corp. where he worked as a senior staff geologist and seismic interpreter from April 1997 to March 2001 when it was acquired by Anadarko Petroleum Corporation. During his four years with the company, he was responsible for exploration activities in areas such as Northeast British Columbia, Northwest Territories and the San Joaquin Basin (California). Mr. Salas began his career at Shell Canada Ltd. in 1986 as a geologist.

Mr. Randall J. Faminow is the Vice President Land of Great Plains. Mr. Faminow was previously Vice President Land and Business Development with Energy Explorer Inc. Prior thereto, Mr. Faminow was Vice President Land with Rider Resources Inc. and held the position of Manager Evaluations - Land of the Enerplus Group of Companies. Mr. Faminow has over 24 years experience as a Landman in all areas of western Canada as well as the Canadian Frontier.

Mr. Curtis W. Labelle is currently Vice President Engineering of Great Plains and has over 20 years of oil and gas industry experience. Previously, Mr. Labelle was Vice President, Operations with Kinloch Resources Inc. He has obtained a Diploma in Petroleum Technology from Southern Alberta Institute of Technology in 1980 and a Bachelor of Science degree in Petroleum Engineering from the University of Alberta in 1984. Prior to his position at Kinloch, Mr. Labelle was employed by Summit Resources Limited as Chief Engineer, Manager of Engineering and Operations, and more recently, Vice President, Operations from 1999 – 2002. Before joining Summit, Mr. Labelle held various engineering and technical management positions over a 15-year period with Home Oil Company Limited including Chief Engineer from 1992 to 1995. Mr. Labelle is a Professional Engineer (P. Eng.) and an active member of APEGGA, SPE, SPEE, and the CIM Petroleum Society. He has also served on the SAIT Petroleum Advisory Board as well as numerous technical and steering committees.

None of the management of Great Plains are party to a non-competition or non-disclosure agreement with Great Plains.

Corporate Cease Trade Orders, Bankruptcies

No current or proposed director, officer or shareholder holding a sufficient number of Great Plains Shares to effect materially the control of Great Plains is, or has been within the past 10 years, a director or officer of any other issuer that, while that person was acting in that capacity, was subject to a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No current or proposed director, officer or shareholder holding a sufficient number of Great Plains Shares to effect materially the control of Great Plains has, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

EXECUTIVE COMPENSATION

The following table sets forth certain information regarding the compensation of Great Plains' Chief Executive Officer and Chief Financial Officer (the "Named Executive Officers") since inception of Great Plains on April 30, 2004. Other than Mr. Gibson, none of the officers of Great Plains receive salary and bonuses in excess of $150,000.

		Annual Compensation			Long Term Compensation			
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted(#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation
Stephen P. Gibson (1) President and Chief Executive Officer	2004	180,000	-	11,600	650,000	-	-	-
Thomas K. Rouse (2) Vice President, Finance and Chief Financial Officer	2004	140,000	-	2,100	325,000	-	-	-

Notes:

(1) Mr. Gibson was appointed President and Chief Executive Officer on April 30, 2004.

(2) Mr. Rouse was appointed Vice President, Finance and Chief Financial Officer on April 30, 2004.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth securities and options granted under the Stock Option Plan during the year ended December 31, 2004 to each of the Named Executive Officers:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options SARs on Date of Grant ($/Security)	Expiration Date
Stephen P. Gibson	375,000 275,000	18% 13%	$0.75 $1.15	Note 1 $1.15	April 30/09 Nov. 10/09
Thomas K. Rouse	200,000 125,000	10% 6%	$0.75 $1.15	Note 1 $1.15	April 30/09 Nov. 10/09

Notes:
(1) Issued prior to the listing of Great Plains on the TSX.

The following table sets forth details of all exercises of options/SARs during the year ended December 31, 2004 by each of the Named Executive Officers and the financial year-end value of unexercised options/SARs on an aggregate basis:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized	Unexercised Options/SARs at Fiscal Year-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-money Options/SARs at Fiscal Year-End ($)(1) Exercisable/Unexercisable
Stephen P. Gibson	Nil	Nil	216,667 / 433,333	$93,333 / $186,667
Thomas K. Rouse	Nil	Nil	108,333 / 216,667	$48,333 / $96,667

Notes:
(1) Based on the closing price of the Great Plains Shares on the TSX as at year end of $1.35.

Outstanding Options

As at June 23, 2005, there are 2,948,000 options outstanding to purchase Great Plains Shares. Of this amount, 975,000 options were held by the Named Executive Officers and the balance of 1,973,000 options were held by other persons. Such options were granted as follows:

Date of Grant	Exercise Price $/Common Share	Common Shares Outstanding Under Option at June 23, 2005
Named Executive Officers:		
April 30, 2004	$0.75	575,000
November 10, 2004	$1.15	400,000
Others:		
June 11, 2004	$1.12	140,000
April 30, 2004	$0.75	50,000
July 5, 2004	$0.90	200,000
November 10, 2004	$1.15	823,000
December 6, 2004	$1.29	525,000
January 17, 2005	$1.25	60,000
March 1, 2005	$1.25	175,000

Indebtedness of Directors and Executive Officers

No officer or director is indebted to Great Plains.

Employment Agreements

The Named Executive Officers have employment agreements with Great Plains, however the Compensation Committee has not yet finalized the terms of formal employment contracts with the Named Executive Officers. It is expected that the finalized employment contracts will contain terms and conditions customary for executives of a junior oil and gas company.

Compensation of Directors

Great Plains does not pay any fees to directors for their services as directors. Directors are, however, entitled to participate in the Stock Option Plan. 665,000 stock options (including Conditional Options) were granted to directors (excluding directors who are also officers of Great Plains) during the year ended December 31, 2004. See "Ratification of Option Grant" and "Stock Option Plan".

RISK FACTORS

See "Joint Circular - Risk Factors".

LEGAL PROCEEDINGS

See "Joint Circular - Legal Proceedings".

PROMOTERS

Eurogas may be considered a promoter of Great Plains as it was responsible for taking the initiative in founding and organizing the business of Great Plains pursuant to the Arrangement. Great Plains acquired all of its initial oil and natural gas assets from Eurogas effective June 11, 2004, as described under "General Development of the Business - History and Significant Acquisitions". Eurogas does not hold any Great Plains Shares.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, nominee for director or senior officer of Great Plains, any shareholder who beneficially owns more than 10% of the Great Plains Shares or any associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction since the inception of Great Plains that has materially affected, or will materially affect, Great Plains. Carscallen Lockwood LLP, of which Donald R. Leitch, a director and the Corporate Secretary of Great Plains, is a partner, provides legal services to Great Plains form time to time.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Great Plains are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue S.W., Calgary, Alberta T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Great Plains Shares.

MATERIAL CONTRACTS

Except for contracts entered into by Great Plains in the ordinary course of business or otherwise discussed herein, the material contracts of Great Plains which have been entered into in the past two (2) years are:

(a) Pre-Acquisition Agreement between Energy Explorer Inc. and Great Plains Exploration Inc., dated as of July 7, 2004, as amended;

(b) Arrangement Agreement between Eurogas Corporation and Great Plains Exploration Inc. dated March 30, 2004; and

(c) Arrangement Agreement between Rock Creek Resources Ltd. and Great Plains Exploration Inc. dated June 3, 2005 as amended and restated on June 21, 2005.

Copies of the above agreements may be inspected during normal business hours at the head office of Great Plains in Calgary, Alberta.

EXHIBIT F-I

GREAT PLAINS' MANAGEMENT DISCUSSION AND ANALYSIS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2004

This Management's Discussion and Analysis ("MD&A") provides a discussion and analysis of the financial condition and results of operations of Great Plains Exploration Inc. ("Great Plains" or the "Corporation"). It should be read in conjunction with the audited financial statements as at and for the year ended December 31, 2004.

The following information has been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial results are reported in Canadian dollars and production and reserve numbers are stated before crown or lessor royalties. Natural gas reserves and volumes are converted to barrels of oil equivalent (boe) on the basis of six thousand cubic feet (mcf) of gas to one barrel (bbl) of oil. Included in the MD&A are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share. Cash flow from operations as used in this report represents cash flow from operating activities before changes in non-cash working capital. The Corporation believes that cash flow from operations represents an indicator of the Corporation's performance. The Corporation also discloses cash flow per share, where cash flow from operations is divided by the weighted average number of common shares outstanding. These terms are not defined by Canadian GAAP and therefore are referred to as non-GAAP measures.

The information contained herein contains forward-looking statements and assumptions, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices and costs of production. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. The forward-looking statements contained herein are as of March 15, 2005, and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Great Plains Exploration Inc. is a Canadian-based company whose common shares are traded on The Toronto Stock Exchange (TSX) under the symbol "GPX". Additional information relating to the Corporation can be found on the SEDAR website at www.sedar.com or on the Corporation's website at www.greatplainsexp.com.

Corporate Vision, Core Businesses and Strategy

Great Plains is an oil and gas company engaged in the exploration for, and development and production of, oil and natural gas in Western Canada. Great Plains was formed through the division of Eurogas Corporation under a Plan of Arrangement dated April 5, 2004. The Corporation will focus on the Western Canada Sedimentary Basin, and intends to pursue a strategy of growth through corporate acquisitions and value creation from full-cycle exploration.

Highlights of 2004

Effective June 11, 2004, Eurogas Corporation separated a majority of its assets (the "Canadian Assets") into Great Plains as contemplated pursuant to the Plan of Arrangement described in the Management Information Circular of Eurogas Corporation ("Eurogas") dated April 5, 2004 ("Arrangement"). The financial statements present the historic financial position, results of operations and cash flows on a carve-out basis from Eurogas as if Great Plains had operated as a stand-alone entity subject to Eurogas' control prior to June 11, 2004. Commencing on June 11, 2004, Great Plains holds the Canadian Assets, with the earnings from June 11, 2004 being retained by Great Plains. The shareholders of Eurogas, as of the date of the Arrangement, were issued a total of 15,186,255 common shares of Great Plains.

In July 2004, the Corporation established a credit facility with a Canadian chartered bank, which consisted of a $5.6 million revolving demand facility and a $5.0 million non-revolving acquisition demand facility. In November 2004, based on an interim review of the Corporation's oil and gas properties (including Energy Explorer Inc.), the Corporation's revolving demand facility was increased to $14.5 million. Interest is charged at the bank's prime rate plus 0.25%. In addition, a $7.5 million non-revolving acquisition/development credit facility is available, with interest charged at the bank's prime rate plus 0.5%. The facility is subject to review on or before April 30, 2005.

On September 14, 2004, the Corporation acquired all of the issued and outstanding shares of Energy Explorer Inc., a private company involved in the exploration, development and production of oil and natural gas. The acquisition was accounted for using the purchase method and shares were acquired for an aggregate of approximately $2.85 million in cash, and $10.17 million payable by the issuance of 9,687,233 common shares of Great Plains at a deemed value of $1.05 per common share. The results of operations and cash flows of Energy Explorer Inc. from the date of acquisition are reflected in the consolidated financial statements.

In November 2004, the Corporation completed an acquisition in the Altares area of northeast British Columbia. The Corporation paid $1.5 million for various working interests averaging approximately 30 percent, including four wellbores, 8,500 acres of land, plus 10,240 acres of farm-in land under option. Additionally, Great Plains is also a 30 percent participant in a 400,000 acre area of mutual interest surrounding the purchased assets.

In December 2004, Great Plains closed a bought-deal private placement of common and flow-through shares for gross proceeds of $9.14 million, before expenses. In conjunction with this private placement, Great Plains committed to incur by the end of 2005 $5.3 million of Canadian Exploration Expenses ("CEE"). The Corporation is confident this obligation will be met.

Production

Production volumes averaged 605 boe per day in 2004 compared to 598 boe per day in 2003. For the three month period ended December 31, 2004, production volumes averaged 849 boe per day, representing a 28 percent increase over the 663 boe per day average in the fourth quarter of 2003. The production increase in the fourth quarter of 2004 is due to the acquisition of Energy Explorer Inc. in September 2004 as well as positive results from Great Plains' drilling activity. The Corporation exited 2004 producing approximately 900 boe per day.

	Three months ended December 31		**Twelve months ended December 31**	
	2004	**2003**	**2004**	**2003**
Oil & NGL's (bbls/d)	143	169	123	151
Natural gas (mcf/d)	4,235	2,962	2,893	2,681
boe/d (6:1)	**849**	**663**	**605**	**598**
% Natural gas production	**83**	**75**	**75**	**75**

Crude oil and natural gas liquids sales in 2004 averaged 123 bbls/d for the year ended December 31, 2004, a decrease of 19 percent from the previous year as the Corporation focused its drilling activities on natural gas prospects. In the fourth quarter, crude oil and NGL sales volumes averaged 143 bbls/d compared to 169 bbls/d during the same period of 2003.

Natural gas sales volumes averaged 4,235 mcf/d during the fourth quarter of 2004, compared to 2,962 mcf/d during the same period in 2003. For the year ended December 31, 2004, natural gas sales volumes averaged 2,893 mcf/d compared to 2,681 mcf/d during 2003. The Energy Explorer Inc. assets were producing approximately 1,027 mcf/d of natural gas sales volumes for September 2004, the month in which the acquisition was completed. New production was added at Spirit River in November 2004 and at Wildhay (Cecilia) in December 2004 through a successful drilling program in those areas.

Production – Area

	Three months ended December 31		**Twelve months ended December 31**	
	2004	**2003**	**2004**	**2003**
	boe/d	***boe/d***	***boe/d***	***boe/d***
Kitto Lake/Pembina	196	252	202	262
Watts Lake/Hamilton Lake	159	135	117	100
Huxley	36	42	38	45

M1

	Three months ended		Twelve months ended	
	December 31		December 31	
	2004	**2003**	**2004**	**2003**
Haynes	16	37	26	27
Wildhay	29	25	25	28
Gordondale/Progress	73	--	20	--
Spirit River	161	--	64	--
Others	179	172	113	136
boe/d	**849**	**663**	**605**	**598**

Commodity Pricing

	Three months ended		Twelve months ended	
	December 31		December 31	
	2004	**2003**	**2004**	2003
Oil & NGL's ($/bbl)	50.88	36.14	44.79	37.15
Natural gas ($/mcf)	6.93	6.02	6.94	6.81
$/Boe	**43.11**	**35.84**	**42.32**	**40.11**

Oil and NGL pricing for the twelve months ended December 31, 2004 increased by 21 percent over the comparable period for 2003. For the fourth quarter, oil and NGL pricing was 41 percent higher in 2004 compared to 2003. Natural gas prices received by Great Plains for 2004 were 2 percent higher than 2003, and 15 percent higher for Q4 2004 over Q4 2003. All petroleum products are sold to Canadian marketers at spot reference prices based on US$WTI for oil and AECO for natural gas.

Great Plains has not entered into any commodity hedging programs to date.

Oil & Gas Sales

	Three months ended				Twelve months ended			
	December 31				December 31			
	2004		**2003 (x)**		**2004**		2003 (x)	
	$000	%	$000	%	$000	%	$000	%
Oil & NGL's	670	20	562	26	2,016	22	2,092	24
Natural gas	2,698	80	1,624	74	7,354	78	6,663	76
Total	**3,368**	**100**	**2,186**	**100**	**9,370**	**100**	**8,755**	**100**

(x) restated to reflect changes in accounting policies

Oil and gas sales for 2004 were $9.4 million, a 7 percent increase from the $8.8 million for the same period in 2003. The increase is primarily due to an average 6 percent increase in oil and natural gas prices for 2004 over those realized in 2003. For the fourth quarter of 2004, oil and gas sales increased by 54 percent over the same period in 2003. This was due to a 28 percent growth in production volumes as well as a 19 percent increase in average commodity prices over the period.

Royalties

	Three months ended		Twelve months ended	
	December 31		December 31	
$000's	**2004**	**2003**	**2004**	**2003**
Crown royalties	565	318	1,413	1,388
Other	199	80	397	355
Alberta Royalty Tax Credit	(95)	(111)	(225)	(306)
Total	**669**	**287**	**1,585**	**1,437**

	Three months ended		Twelve months ended	
	December 31		December 31	
Royalties (% of sales)	**2004**	**2003**	**2004**	**2003**
Crown royalties	17	15	15	15
Other	6	4	4	4
Alberta Royalty Tax Credit	(3)	(5)	(2)	(3)
Total	**20**	**13**	**17**	**16**

For the year ended December 31, 2004, total royalties were $1.6 million, representing an increase of 10 percent over the $1.4 million incurred in 2003. As a percentage of sales, total royalty expense increased to 17 percent in 2004 compared to 16 percent in 2003. In the fourth quarter of 2004, royalty expense totalled $0.7 million, an increase of $0.4 million during the same period in 2003.

Operating Expenses

	Three months ended			Twelve months ended		
	December 31			December 31		
$000's	**2004**	**2003 (x)**	**% Change**	**2004**	**2003 (x)**	**% Change**
Operating expenses	716	372	92	2,087	1,648	27
Transportation costs	88	40	120	194	174	11
Total (including transportation)	804	412	95	2,281	1,822	25
$/boe						
Operating expenses	9.16	6.09	50	9.42	7.55	25
Transportation costs	1.13	0.66	71	0.88	0.80	10
Total (including transportation)	10.29	6.75	52	10.30	8.35	23

(x) restated to reflect changes in accounting policies

Operating expenses for the twelve months ended December 31, 2004, were $2.1 million ($9.42 per boe), compared with $1.6 million ($7.51 per boe) for the same period in 2003. For the fourth quarter of 2004, operating expenses were $0.7 million compared to $0.4 million in the fourth quarter of 2003. Transportation costs, which were previously netted against oil and gas sales, totalled $0.2 million in 2004 compared to $0.2 million in 2003. With the focus on the reorganization of Eurogas through the first half of 2004 a minimal amount of drilling activity was undertaken during this period. Normal declines in production volumes resulted in higher per unit operating costs when comparing 2004 to 2003. This trend is expected to reverse in 2005 as increased production volumes, combined with the integration of the Energy Explorer Inc. assets, should result in lower operating costs on a go forward basis.

General & Administrative Expenses and Stock Based Compensation

	Three months ended			Twelve months ended		
	December 31			December 31		
$000s	**2004**	**2003**	**% Change**	**2004**	**2003**	**% Change**
Gross costs	614	325	89	1,971	1,459	35
Capitalized	(240)	(114)	111	(661)	(295)	124
Net costs	374	211	77	1,310	1,164	13
Stock compensation	355	--	--	621	--	--

In the twelve month period ended December 31, 2004, the Corporation has capitalized $661,381 of general and administrative expenses (December 31, 2003 - $295,360). The increase in the amounts capitalized in 2004 is due to the significant increase in exploration and development activities in 2004. General and administrative costs (net of capitalization) averaged $5.92 per boe in 2004 compared to $5.33 per boe in 2003. With the higher production base in the fourth quarter of 2004, general and administrative costs (net of capitalization) decreased to $4.79 per boe.

Stock compensation expense totaled $0.6 million for the year ended December 31, 2004 and $0.4 million in the fourth quarter of 2004. There was no stock compensation expense recorded in the comparable periods of 2003. Total compensation expense is amortized over the vesting period of the stock options. Compensation expense is based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock based compensation.

Depletion, Depreciation and Accretion

	Three months ended December 31			Twelve months ended December 31		
$000's	**2004**	**2003**	**% Change**	**2004**	**2003**	**% Change**
Depletion, depreciation and accretion expense	1,092	178	514	2,568	917	180
$/boe	13.99	2.92	379	11.60	4.20	176

Depletion, depreciation and accretion expense has increased from $0.9 million for the year ended December 31, 2003, to $2.6 million for the year ended December 31, 2004. For the three months ended December 31, 2003, the expense was $0.2 million compared to $1.1 million for the same period in 2004. The increase is due to the commencement of an aggressive capital program over the second half of 2004 combined with an increase in property and equipment resulting from the acquisition of Energy Explorer Inc. in September 2004.

Taxes

Capital taxes of $16 thousand was paid by the Corporation in relation to Saskatchewan Capital Tax, compared to $21 thousand in 2003.

A future income tax provision of $0.6 million was recorded for the year ended December 31, 2004, compared to $1.4 million in 2003. Included in the future income tax liability at December 31, 2004, is $2.9 million assumed on the acquisition of Energy Explorer Inc.

At December 31, 2004, in conjunction with the issuance of flow-through shares by Great Plains and its subsidiary, Great Plains is required to expend $6.6 million of eligible exploration and development expenditures by December 31, 2005.

Great Plains Exploration Inc. and Energy Explorer Inc. at December 31, 2004, have combined tax pools of approximately $28 million.

Cash Flow from Operations

Cash flow for the twelve months ended December 31, 2004, totalled $4.2 million, or $0.22 per common share (basic and diluted). For the same period ended December 31, 2003, cash flow totalled $4.3 million, or $0.28 per common share (basic and diluted). For the three and twelve month periods ended December 31, 2003, the weighted average number of shares assumed to be outstanding was 15,186,255 based upon the number of shares issued on the Arrangement.

Cash flow from operations totalled $18.94 per boe for the twelve months ended December 31, 2004, a decrease of 4 percent from the $19.70 per boe recorded in 2003. For the three month period ended December 31, 2004, cash flow from operations per boe was $19.87, a 5 percent decrease from the same period in 2003.

	Three months ended December 31		Twelve months ended December 31	
$/Boe	**2004**	**2003**	**2004**	**2003**
Oil & gas sales	43.11	35.84	42.32	40.11
Royalties	(8.57)	(4.70)	(7.16)	(6.58)
Operating costs	(9.16)	(6.09)	(9.42)	(7.55)
Transportation	(1.13)	(0.66)	(0.88)	(0.80)
Operating netback	**24.25**	**24.39**	**24.86**	**25.18**

	Three months ended December 31		Twelve months ended December 31	
$/Boe	**2004**	**2003**	**2004**	**2003**
Other income	0.63	0.00	0.24	0.00
General and administrative	(4.79)	(3.46)	(5.92)	(5.33)
Interest	(0.25)	(0.05)	(0.17)	(0.05)
Capital taxes	0.03	(0.06)	(0.07)	(0.10)
Cash flow from operations	**19.87**	**20.82**	**18.94**	**19.70**

Net Earnings (loss)

Net earnings for the year ended December 31, 2004, totalled $0.4 million ($0.02 per share basic and diluted) compared to $2.0 million ($0.13 per share basic and diluted in 2003).

For the year ended December 31, 2004, the Corporation had net earnings of $1.70 per boe, a reduction of 81 percent from the $8.98 per boe recorded for 2003. Stock compensation expense of $2.80 per boe (2003 – Nil) and depletion, depreciation and accretion expense of $11.60 per boe (2003 - $4.20) led to the reduction in net earnings on a boe basis when comparing 2004 to 2003.

	Three months ended December 31		Twelve months ended December 31	
$/Boe	**2004**	**2003**	**2004**	**2003**
Cash flow from operations	**19.87**	**20.82**	**18.94**	**19.70**
Stock compensation	(4.55)	0.00	(2.80)	0.00
Depletion, depreciation and accretion	(13.99)	(2.92)	(11.60)	(4.20)
Provision for future income taxes	(2.52)	(7.92)	(2.84)	(6.52)
Net earnings (loss)	**(1.19)**	**9.98**	**1.70**	**8.98**

Capital Expenditures

Capital expenditures, excluding actual abandonment and site restoration costs, totalled $14.6 million for 2004 compared to $4.4 million for 2003. For the three months ended December 31, 2004, capital expenditures totalled $7.5 million compared to fourth quarter 2003 capital expenditures of $0.8 million. Land acquisition costs (including the Altares acquisition) totalled $4.4 million during 2004. The Corporation at the end of 2004 has a total undeveloped land base of approximately 140,000 net acres, 70 percent in Saskatchewan at Staynor and Willow, 16 percent in Alberta and 14 percent in British Columbia. A total of 32 wells (10.8 net) were drilled in 2004, 11 (3.1 net) of those in the fourth quarter. Of this total, 26 wells (7.0 net) are classified as gas wells and 6 wells (3.8 net) are classified as suspended. Total drilling, completing and equipping costs were approximately $8.7 million in 2004. An additional $0.8 million was incurred on geological and geophysical costs with the balance relating to capitalized general and administrative costs.

A total of $86 thousand was incurred with respect to abandonment and site restoration activities in 2004, compared with $115 thousand in 2003.

Liquidity and Capital Resources

At December 31, 2004, Great Plains' total debt and working capital deficiency totalled $1.2 million. The Corporation has a revolving demand credit facility with a Canadian chartered bank with no balance owing at December 31, 2004. The facility is for $14,500,000 and interest is charged at the bank's prime rate plus 0.25% per annum. In addition, a $7,500,000 non-revolving acquisition credit facility is available, with interest charged at the bank's prime rate plus 0.5% per annum. Standby fees associated with the facilities are 0.125% per annum on the undrawn portion of each of the facilities. Collateral consists of a $25,000,000 first fixed and floating charge debenture, with a negative pledge and undertaking to provide fixed charges over the major producing petroleum and natural gas reserves of the Corporation. A scheduled interim review of the facility was completed, effective March

1, 2005. No change to any of the terms and conditions of the facility resulted from the review. An annual review of the facility is due on or before April 30, 2005.

During December 2004, Great Plains raised $9.1 million (6.4 million shares) through an issuance of flow-through and common shares. A total of 3.3 million flow-through common shares were issued for gross proceeds of $5.3 million and 3.1 million common shares were issued form gross proceeds of $3.8 million. A portion of these were issued to directors, officers and employees of the Corporation.

The Corporation expects to be able to fund its capital expenditure program in 2005 using cash flow from operations and available credit facilities. Exclusive of acquisition activity, Great Plains is planning to spend approximately $15 million in 2005 with an estimated 35 percent of the expenditures occurring during the first quarter.

Commitments

At December 31, 2004, in connection with the issuance of flow-through shares by the Corporation and its subsidiary, the Corporation is required to expend $6.6 million of eligible exploration and development expenditures by December 31, 2005.

The Corporation has entered into lease arrangements for office space to December 31, 2005. The future minimum lease payments total $166,550.

Capitalization

Share capital totaled $29.6 million at the end of 2004. The activity during the year consisted of shares issued on the Arrangement with Eurogas, private placements of flow-through and common shares, the acquisition of Energy Explorer Inc. and the exercise of agent's options and stock options. At the end of 2004, there was a total of 33.5 million Class "A" common shares outstanding.

Issued and outstanding Class "A" common shares	**Number of shares**	**Amount**
Issued pursuant to the Arrangement	15,186,255	$ 8,467,397
Issued pursuant to private placement to directors, officers and employees of the Corporation	1,106,250	885,000
Issued on acquisition of Energy Explorer Inc.	9,687,233	10,171,595
Issued for cash on private placement	3,056,000	3,820,000
Flow-through shares issued for cash on private placement	3,325,000	5,320,010
Share issue costs, net of future income taxes, totalling $232,009	--	(428,337)
Issued on exercise of stock options	791,762	870,601
Issued on exercise of agent's options	363,484	318,303
Transfer from contributed surplus to share capital on exercise of options	--	168,963
Balance, December 31, 2004	33,515,984	$ 29,593,532

The market value of the common shares was $45.2 million based on a closing price of $1.35 per common share. In addition, the Corporation has a total of 3.6 million stock options outstanding with a weighted average exercise price of $1.02 per common share and 0.1 million agent's options outstanding with a weighted average exercise price of $1.05 per common share.

Related Party Transactions

A total of 1,106,250 common shares were issued pursuant to a private placement to directors, officers and employees of the Corporation in July 2004 for proceeds of $885,000. In addition, directors and officers of the Corporation subscribed for 300,500 flow-through shares for total proceeds of $480,800 and 100,000 common shares for proceeds of $125,000 pursuant to a private placement in December 2004.

Off Balance Sheet Arrangements

The Corporation has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2004.

The Corporation has not entered into any commodity hedging programs to date.

Impact of New Accounting Policies

On January 1, 2004 the Corporation adopted the new standard of the CICA Section 3110, Asset Retirement Obligations. This standard requires the present value of the expected future abandonment and reclamation costs to be recorded on the balance sheet as both a liability and a charge to property and equipment at the time the obligation is incurred (the completion of drilling). The amount included as property and equipment is depleted over the life of the reserves by the unit-of-production method. The liability accretes until the Corporation settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation. Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit-of-production method. Comparative numbers for 2003 and prior periods have been restated and the impact is disclosed in Note 4 of the financial statements. **The opening net investment as of January 1, 2003 has been decreased by $502,789 as a result of the retroactive application of the new accounting standard.**

On January 1, 2004 the Corporation adopted the new CICA Full Cost Accounting Guideline AcG-16, Oil and Gas Accounting – Full Cost which replaces AcG-5 Full Cost Accounting in the oil and gas industry. This guideline recognizes impairment when the carrying amount of the property and equipment, by cost centre, exceeds its undiscounted future cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and probable reserves are used in estimating fair value. This cost centre impairment test is conducted, as a minimum, as at each annual balance sheet date. Previously, the "cost ceiling" limited the net book value of the property and equipment, by cost centre, to the undiscounted and unescalated future net revenues from production of proved reserves. The application of the new Accounting Guideline has no impact on the Corporation's financial statements.

During the fourth quarter of 2004, the Corporation adopted CICA Handbook Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statements of operations and retained earnings. The Corporation has reclassified previously reported amounts to be consistent with the presentation under this new policy. Transportation costs totaled $88,059 and $193,988 for the three months and twelve months ended December 31, 2004, respectively. Revenue and transportation costs both increased by $40,437 in the fourth quarter of 2003 and by $174,026 for the year ended December 31, 2003, from previously reported amounts. There was no impact on net income or cash flow during these periods as a result of adopting this policy.

Critical Accounting Estimates

Basis of presentation

Effective June 11, 2004, Eurogas Corporation separated a majority of its assets (the "Canadian Assets") into Great Plains as contemplated pursuant to the Arrangement described in the Management Information Circular of Eurogas Corporation ("Eurogas") dated April 5, 2004 (the "Arrangement"). The financial statements of Great Plains Exploration Inc. present the historic financial position, results of operations and cash flows on a carve-out basis from Eurogas as if Great Plains had operated as a stand-alone entity subject to Eurogas' control prior to June 11, 2004. Commencing on June 11, 2004, Great Plains holds the Canadian Assets, with the earnings from June 11, 2004, being retained by Great Plains. The Great Plains financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

For the period up to June 11, 2004, the financial statements include Eurogas' interests in the assets, liabilities, revenues and expenses directly attributable to Great Plains and management's estimates of general and administrative expenses directly related to these operations. The majority of general and administrative expenses have been allocated based on the respective business' oil and gas revenues, although certain general and administrative expenses have been allocated in a manner that more closely reflects the service provided. These estimates were considered by the management of Eurogas to be the best available approximation of the expenses that Great Plains would have incurred had it operated on a stand-alone basis over the periods presented. Income taxes have been calculated based upon the combined federal and provincial marginal income tax rate. All cash flows prior to June 11, 2004, related to the Great Plains' operations within Eurogas are assumed to be distributed to Eurogas and all cash flow deficiencies are assumed to be funded by Eurogas.

Oil and gas properties

The Corporation follows the full cost method of accounting whereby all costs related to the exploration for and development of oil and gas reserves are accumulated in one Canadian cost centre. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs, and that portion of general and administrative expenses directly attributable to exploration and development activities. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss, unless such sale results in a change in the rate of depletion of 20% or more.

Depletion and depreciation

Depletion and depreciation of oil and gas properties and equipment is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed in each period. Undeveloped properties are excluded from the depletion calculation until quantities of proved reserves are found or impairment occurs. Volumes are converted to equivalent units using the ratio of one barrel of oil to six mcf of natural gas. Depreciation of office equipment and computer equipment is provided for on a 10% and 35% straight-line basis respectively.

Recovery of capitalized costs

The Corporation performs a cost recovery test which recognizes impairment when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future cash flows from proved reserves based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and probable reserves are used in estimating fair value. This cost centre impairment test is conducted at each annual balance sheet date or more frequently if conditions indicating potential impairment are present.

Measurement uncertainty

The full cost method of accounting, which is used to account for oil and gas activities, relies on estimates of proved reserves that will ultimately be recoverable from the properties. These estimates are utilized in calculating depletion and any potential impairment of assets. The process of estimating reserves requires significant judgement, based on available geological, geophysical, engineering and economic data.

Reserves are evaluated at year-end by an independent engineering firm. New reserves from wells drilled in the current year are estimated by the Corporation's engineers.

Although efforts are made to ensure that the critical estimates are accurate, changing economic and operational conditions, as well as changes to government regulations may significantly affect these estimates, which may cause fluctuations in future earnings and cash flows.

Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed by the Corporation for impairment at least annually. Impairment is assessed based on a comparison of the fair value of the net assets acquired to the carrying value of the net assets acquired, including goodwill. Any excess of carrying value over and above fair value is the impairment amount, and is charged to earnings in the period identified.

Asset retirement obligations

The present value of expected future abandonment and reclamation costs is recorded on the balance sheet as both a liability and a charge to oil and gas properties at the time the obligation is incurred. The amount included as property and equipment is depleted over the life of the reserves by the unit-of-production method. The liability accretes until the Corporation settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability.

Estimates for future abandonment and reclamation costs are based on historical costs to abandon and reclaim similar sites, taking into consideration current costs. The liability is based on the Corporation's net interest in the respective sites. The present value is determined using an inflation rate of 2% and an annual credit adjusted discount rate of 5%, with wells abandoned and reclaimed within six years after the end of their reserve life.

Flow-through shares

The Corporation and its wholly-owned subsidiary financed a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

Stock-based compensation

The Corporation recognizes compensation expense using the fair value method when stock options with no cash settlement features are granted to employees and directors under the fixed share option plan. Under this method, compensation expense is measured at the grant date and recognized as a charge to earnings over the vesting period with a corresponding credit to contributed surplus. The fair value of the options is determined using the Black-Scholes option pricing model. Consideration paid on the exercise of the stock option and associated contributed surplus recorded is credited to share capital.

Earnings per share

Basic earnings per common share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the period (three and twelve months ended December 31, 2004 – 27,693,978 and 19,021,013, respectively). Diluted earnings per common share are calculated using the treasury stock method to determine the dilutive effect of stock options. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock options are used to repurchase common shares at the average market price during the period. The diluted weighted average common shares for the three and twelve month periods ended December 31, 2004 is 28,432,001 and 19,472,294, respectively. For the three and twelve month periods ended December 31, 2003, the weighted average number of shares assumed to be outstanding was 15,186,255 based upon the number of shares issued on the Arrangement.

Business Risks

An investment in Great Plains should be considered highly speculative due to the nature of Great Plains' involvement in the exploration for, and the acquisition, development, production and marketing of, oil and natural gas reserves and its current stage of development. Oil and gas operations involve many risks which even a combination of experience and knowledge and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by Great Plains.

Exploration, Development and Production Risks

Oil and natural gas exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. There is no assurance that expenditures made on future exploration by Great Plains will result in new discoveries of oil or natural gas in commercial quantities. It is difficult to project the costs of implementing an exploratory drilling program due to the inherent uncertainties of drilling in unknown formations, the costs associated with encountering various drilling conditions such as over pressured zones, tools lost in the hole and changes in drilling plans and locations as a result of prior exploratory wells or additional seismic data and interpretations thereof.

The long-term commercial success of Great Plains will depend on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. No assurance can be given that Great Plains will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, Great Plains may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.

Future oil and gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

In addition, oil and gas operations are subject to the risks of exploration, development and production of oil and natural gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, cratering, sour gas releases, fires and spills. Losses resulting from the occurrence of any of these risks could have a materially adverse effect on future results of operations, liquidity and financial condition.

Prices, Markets and Marketing of Crude Oil and Natural Gas

Oil and natural gas are commodities whose prices are determined based on world demand, supply and other factors, all of which are beyond the control of Great Plains. World prices for oil and natural gas have fluctuated widely in recent years. Any material decline in prices could result in a reduction of net production revenue. Certain wells or other projects may become uneconomic as a result of a decline in world oil prices and natural gas prices. All of these factors could result in a material decrease in Great Plains' future net production revenue, causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings available to Great Plains are expected to be determined in part by the borrowing base of Great Plains. A sustained material decline in prices from historical average prices could limit Great Plains' borrowing base, therefore reducing the bank credit available to Great Plains, and could require that a portion of any existing bank debt of Great Plains be repaid.

In addition to establishing markets for its oil and natural gas, Great Plains must also successfully market its oil and natural gas to prospective buyers. The marketability and price of oil and natural gas which may be acquired or discovered by Great Plains will be affected by numerous factors beyond its control. Great Plains will be affected by the differential between the price paid by refiners for light quality oil and the grades of oil produced by Great Plains. The ability of Great Plains to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. Great Plains will also likely be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. Great Plains has limited direct experience in the marketing of oil and natural gas.

Substantial Capital Requirements: Liquidity

Great Plains anticipates that it will make substantial capital expenditures for the acquisition, exploration and development and production of oil and natural gas reserves in the future. If Great Plains' revenues or reserves decline, Great Plains will have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Great Plains. Moreover, future activities may require Great Plains to alter its capitalization significantly. The inability of Great Plains to access sufficient capital for its operations could have a material adverse effect on Great Plains' financial condition, results of operations or prospects.

Additional Funding Requirements

Great Plains' cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, Great Plains may require additional financing in order to carry out its oil and gas acquisitions, exploration and development activities. Failure to obtain such financing on a timely basis could cause Great Plains to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If Great Plains' revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect Great Plains' ability to expend the necessary capital to replace its reserves or to maintain its production. If Great Plains' cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to Great Plains.

Insurance

Oil and natural gas exploration operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering and oil spills, each of which could result in substantial damage to oil and natural gas wells, production facilities or other property and the environment or in personal injury. In accordance with industry practice, Great Plains is not fully insured against all of these risks, nor are all such risks insurable. Although Great Plains maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event Great Plains could incur significant costs that could have a material adverse effect upon its financial condition.

Competition

The petroleum industry is competitive in all its phases. Great Plains competes with numerous other participants in the search for the acquisition of oil and natural gas properties and in the marketing of oil and natural gas. Great Plains' competitors include oil companies which have greater financial resources, staff and facilities than those of Great Plains. Great Plains' ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods of reliability of delivery.

Environmental Risks

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and state and/or provincial and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of the applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require Great Plains to incur costs to remedy such discharge. No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect Great Plains' financial condition, results of operations or prospects.

Kyoto Protocol

Canada is signatory to the United Nations Framework Convention on Climate Change. Canada has ratified the Kyoto Protocol established thereunder. Annex B parties to the Kyoto Protocol, which includes Canada, are required to establish legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Great Plains' exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject Great Plains to legislation in Canada regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggest further legislation to set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future Canadian federal legislation, together with provincial emission reduction requirements, such as those proposed in the Climate Change and Emissions Management Act (Alberta), may require the reduction of emissions or emissions intensity from Great Plains' operations and facilities. The direct and indirect costs of complying with these emissions regulations may adversely affect the business of Great Plains.

Reserve Replacement

Great Plains' future oil and natural reserves, production and cash flows to be derived thereform are highly dependent on Great Plains successfully acquiring or discovering new reserves. Without the continual addition of new reserves, any existing reserves Great Plains may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in Great Plains' reserves will depend not only on Great Plains' ability to develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. There can be no assurance that Great Plains' future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

Reliance on Operators and Key Employees

To the extent that Great Plains is not the operator of its oil and gas properties, Great Plains will be dependent on such operators for the timing of activities related to such properties and will largely be unable to direct or control the activities of the operators. In addition, Great Plains' success depends in large measure on certain key executive personnel. The loss of the services of such key personnel could have a material adverse affect on Great Plains. Great Plains does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of Great Plains are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that Great Plains will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretions, integrity and good faith of the management of Great Plains.

Permits and Licenses

The operations of Great Plains may require licenses and permits from various governmental authorities. There can be no assurance that the issuer will be able to obtain all necessary license and permits that may be required to carry out exploration and development at its projects.

Issuance of Debt

From time to time Great Plains may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase Great Plains' debt levels above industry standards. Depending on the future exploration and development plans, Great Plains may require additional equity and/or debt financing which may not be available or if available, may not be available on favourable terms.

Dilution

Great Plains may make future acquisitions or enter into financings or other transactions involving the issuance of securities of Great Plains which may be dilutive.

Title of Properties

Although title reviews will be done according to industry standards prior to the purchase of most oil and natural gas producing properties or the commencement of drilling wells, such reviews do not guarantee or certify that an unforeseen defect in the chain of title will not arise to defeat the claim of Great Plains which could result in a reduction of the revenue received by Great Plains.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. Great Plains is not aware that any claims have been made in respect of its assets, however, if a claim arose and was successful this could have an adverse effect on Great Plains and its operations.

Delays in Business Operations

In addition to the usual delays in payments by purchasers of oil and natural gas to Great Plains or to the operator, and the delays by operators in remitting payment to Great Plains, payments between these parties may be delayed due to restrictions imposed by lenders, accounting delays, delays in the sale or delivery of products, delays in the connections of wells to a gathering system, adjustment for prior periods, or recovery by the operator of expenses incurred in the operation of the properties. Any of these delays could reduce the amount of cash flow available for the business of Great Plains in a given period and expose Great Plains to additional third party credit risks.

Changes in Legislation

The return on an investment in securities of Great Plains is subject to changes in Canadian federal and provincial tax laws and government incentive programs and there can be no assurance that such laws or programs will not be changed in a manner that adversely affects Great Plains of the holding and disposing of the securities of Great Plains.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consist of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of Great Plains.

Income Taxes

Great Plains will file all required income tax returns and believes that it will be in full compliance with the provisions of the *Income Tax Act* (Canada) and all applicable provincial tax legislation. However, such returns are subject to reassessment by the applicable taxation authority. In the event of a successful reassessment of Great Plains, whether by re-characterization of exploration and development expenditures or otherwise, such reassessment may have an impact on current and future taxes payable.

Assessments of Value of Acquisitions

Acquisitions of oil and gas issuers and oil and gas assets are typically based on engineering and economic assessments made by independent engineers and Great Plains' own assessments. These assessments both will include a series of assumptions regarding such factors and recoverability and marketability of oil and gas, future prices of oil and gas and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond Great Plains' control. In particular, the prices of and markets for oil and natural gas products may change from those anticipated at the time of making such assessment. In addition, all such assessments involve a measure of geologic and engineering uncertainty which could result in lower production and reserves than anticipated. Initial assessments of acquisitions may be based on reports by a firm of independent engineers that are not the same as the firm Great Plains uses for its year end reserve evaluations. Because each of these firms may have different evaluation methods and approaches, these initial assessments may differ significantly from the assessments of the firm used by Great Plains. Any such instance may offset the return on and value of the Common Shares.

Borrowing

Great Plains' lenders will be provided with security over substantially all of the assets of Great Plains. If Great Plains becomes unable to pay its debt service charges or otherwise commits an event of default, such as bankruptcy, these lenders may foreclose on or sell Great Plains' properties. The proceeds of such sale would be applied to satisfy amounts owed to Great Plains' lenders and other creditors and only the remainder, if any, would be available to Great Plains.

Third Party Credit Risk

Great Plains is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers or its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to Great Plains, such failures could have a material adverse effect on Great Plains and its cash flow from operations.

Reserves and Estimated Future Net Cash Flows

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of Great Plains. The reserve and cash flow information set forth herein represent estimates only. The reserves and estimated future net cash flow from Great Plains' oil and gas assets have been independently evaluated effective December 31, 2004 by GLJ. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of Great Plains. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

Selected Annual and Quarterly Information ($000's)

2004	Q1	Q2	Q3	Q4	Total
Oil & gas sales	1,900	2,119	1,983	3,368	9,370
Cash flow from operations	796	973	873	1,553	4,195
Net earnings (loss)	176	169	124	(92)	377
Total assets	13,138	13,126	31,336	44,469	44,469
Long term liabilities	1,471	1,490	4,325	4,166	4,166
Capital expenditures	2,977	342	3,807	7,588	14,715

2003	Q1	Q2	Q3	Q4	Total
Oil & gas sales	2,462	1,986	2,121	2,186	8,755
Cash flow from operations	1,327	861	842	1,269	4,299
Net earnings	762	293	297	608	1,960
Total assets	N/A	N/A	N/A	N/A	11,140
Long term liabilities	N/A	N/A	N/A	N/A	1,466
Capital expenditures	690	1,305	1,564	846	4,405

Note: Due to the carve-out of the Canadian assets into Great Plains effective June 11, 2004, information regarding total assets and long-term liabilities is not available on a quarterly basis for 2003 as only an annual balance sheet was prepared.

EXHIBIT F-II

GREAT PLAINS' MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MARCH 31, 2005

The following Management's Discussion and Analysis of financial results as provided by the management of Great Plains Exploration Inc. ("Great Plains" or the "Corporation") should be read in conjunction with the unaudited interim financial statements and selected notes for the three months ended March 31, 2005 and 2004 and the audited consolidated financial statements and Management's Discussion and Analysis for the years ended December 31, 2004 and 2003.

The following information has been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP"). All financial results are reported in Canadian dollars and production and reserve numbers are stated before crown or lessor royalties. Natural gas reserves and volumes are converted to barrels of oil equivalent (boe) on the basis of six thousand cubic feet (mcf) of gas to one barrel (bbl) of oil. Included in the MD&A are references to terms commonly used in the oil and gas industry such as cash flow and cash flow per share. Cash flow from operations as used in this report represents cash flow from operating activities before changes in non-cash working capital. The Corporation believes that cash flow from operations represents an indicator of the Corporation's performance. The Corporation also discloses cash flow per share, where cash flow from operations is divided by the weighted average number of common shares outstanding. These terms are not defined by Canadian GAAP and therefore are referred to as non-GAAP measures.

The information contained herein contains forward-looking statements and assumptions, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices and costs of production. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those predicted. The forward-looking statements contained herein are as of May 10, 2005, and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.

Great Plains Exploration Inc. is a Canadian-based company whose common shares are traded on The Toronto Stock Exchange (TSX) under the symbol "GPX". Additional information relating to the Corporation can be found on the SEDAR website at www.sedar.com or on the Corporation's website at www.greatplainsexp.com.

Corporate Vision, Core Businesses and Strategy

Great Plains is an oil and gas company engaged in the exploration for, and development and production of, oil and natural gas in Western Canada. Great Plains was formed through the division of Eurogas Corporation under a Plan of Arrangement dated April 5, 2004. The Corporation will focus on the Western Canada Sedimentary Basin, and intends to pursue a strategy of growth through corporate acquisitions and value creation from full-cycle exploration.

Effective June 11, 2004, Eurogas Corporation separated a majority of its assets (the "Canadian Assets") into Great Plains as contemplated pursuant to the Plan of Arrangement described in the Management Information Circular of Eurogas Corporation ("Eurogas") dated April 5, 2004 ("Arrangement"). The financial statements present the historic financial position, results of operations and cash flows on a carve-out basis from Eurogas as if Great Plains had operated as a stand-alone entity subject to Eurogas' control prior to June 11, 2004. Commencing on June 11, 2004, Great Plains holds the Canadian Assets, with the earnings from June 11, 2004 being retained by Great Plains. The shareholders of Eurogas, as of the date of the Arrangement, were issued a total of 15,186,255 common shares of Great Plains.

On September 14, 2004, the Corporation acquired all of the issued and outstanding shares of Energy Explorer Inc. ("EnEx"), a private company involved in the exploration, development and production of oil and natural gas. The acquisition was accounted for using the purchase method and shares were acquired for an aggregate of approximately $2.85 million in cash, and $10.17 million payable by the issuance of 9,687,233 common shares of

Great Plains at a deemed value of $1.05 per common share. The results of operations and cash flows of Energy Explorer Inc. from the date of acquisition are reflected in the consolidated financial statements.

Production

For the three month period ended March 31, 2005, production volumes averaged 929 boe per day, representing a 72 percent increase over the 541 boe per day average in the same period of 2004. The production increase in the first quarter of 2005 is due to the acquisition of Energy Explorer Inc. in September 2004 as well as positive results from Great Plains' drilling activity at Spirit River and Wildhay.

	Three months ended March 31	
	2005	**2004**
Oil (bbls/d)	55	70
NGL's (bbls/d)	65	48
Natural gas (mcf/d)	4,853	2,537
boe/d (6:1)	**929**	**541**
% natural gas production	**87**	**78**

Crude oil and natural gas liquids sales in 2005 averaged 120 bbls/d for the period ended March 31, 2005, a 2 percent increase over the 118 bbls/d for the same period in 2004. The Corporation has focused its drilling activities on natural gas prospects.

Natural gas sales volumes averaged 4,853 mcf/d during the first quarter of 2005, compared to 2,537 mcf/d during the same period in 2004, a 91 percent increase.

Commodity Pricing

	Three months ended March 31	
	2005	2004
Oil ($/bbl)	52.90	41.72
NGL's ($/bbl)	49.12	39.68
Natural gas ($/mcf)	7.31	6.34
$/Boe	**44.77**	**38.68**

Prices for the three months ended March 31, 2005, increased by 16 percent over the comparable period for 2004. Oil was 27 percent higher, NGLs were 24 percent higher and natural gas prices were 15 percent higher in the first three months of 2005 compared to the first quarter of 2004. All petroleum products are sold to Canadian marketers at spot reference prices based on US$WTI for oil and AECO for natural gas.
Great Plains has not entered into any commodity hedging programs to date.

Oil & Gas Sales

	Three months ended March 31			
	2005		**2004 (x)**	
	$000	%	$000	%
Oil	261	7	268	14
NGL	287	8	171	9
Natural gas	3,193	85	1,465	77
Total	**3,741**	**100**	**1,904**	**100**

(x) restated to reflect changes in accounting policies

Oil and gas sales for first quarter 2005 were $3.7 million, a 97 percent increase from the $1.9 million for the same period in 2004. Average daily production volumes which increased by 72 percent and a 16 percent increase in oil and natural gas prices account for the growth in the oil and gas sales revenues.

Royalties

	Three months ended March 31		
$000's	**2005**	**2004**	**% Change**
Crown royalties	866	306	183
Other	156	40	290
Alberta Royalty Tax Credit	(107)	(54)	98
Total	**915**	**292**	**213**

	Three months ended March 31	
Royalties (% of sales)	**2005**	**2004**
Crown royalties	23	16
Other	4	2
Alberta Royalty Tax Credit	(3)	(3)
Total	**24**	**15**

For the period ended March 31, 2005, total royalties were $0.9 million, representing an increase of 213 percent over the $0.3 million incurred in 2004. As a percentage of sales, total royalty expense increased to 24 percent in the first quarter of 2005 compared to 15 percent for the same period in 2004.

Operating Expenses and Transportation Costs

	Three months ended March 31		
$000's	**2005**	**2004 (x)**	**% Change**
Operating expenses	716	495	45
Transportation costs	121	35	246
Total (including transportation)	837	530	58
$/boe			
Operating expenses	8.57	10.04	(15)
Transportation costs	1.45	0.73	99

(x) restated to reflect changes in accounting policies

Operating expenses for the three months ended March 31, 2005, were $716 thousand ($8.57 per boe), compared with $495 thousand ($10.04 per boe) for the same period in 2004. Transportation costs totalled $121 thousand for the first quarter of 2005 compared to $35 thousand during the same period of 2004. Operating costs have decreased by 15 percent per boe while transportation costs have increased by 99 percent per boe when comparing the three month period ended March 31, 2005 with the same period of 2004.

General & Administrative Expenses and Stock Based Compensation

	Three months ended March 31		
$000s	**2005**	**2004**	**% Change**
Gross costs	535	312	71
Capitalized	(216)	(36)	500
Net costs	319	276	16

	Three months ended		
	March 31		
$000s	2005	2004	% Change
Stock compensation	141	--	--

In the three month period ended March 31, 2005, the Corporation has capitalized $215,538 of general and administrative expenses (March 31, 2004 - $36,225). The increase in the amounts capitalized in 2005 is due to the significant increase in exploration and development activities in 2005. General and administrative costs (net of capitalization) averaged $3.82 per boe in the first quarter of 2005, a decrease of 32 percent when compared to $5.61 per boe in the same period of 2004.

Stock compensation expense totalled $140,935 for the quarter ended March 31, 2005 (March 31, 2004 – Nil). Total compensation expense is amortized over the vesting period of the stock options. Compensation expense is based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock based compensation.

Depletion, Depreciation and Accretion

	Three months ended		
	March 31		
$000's	2005	2004	% Change
Depletion, depreciation and accretion expense	1,102	438	152
$/boe	13.19	8.89	48

Depletion, depreciation and accretion expense has increased from $0.4 million for the three months ended March 31, 2004, to $1.1 million for the three month period ended March 31, 2005. The increase is due to the commencement of an aggressive capital program over the second half of 2004 and beginning of 2005 combined with an increase in property and equipment resulting from the acquisition of Energy Explorer Inc. in September 2004.

Taxes

Capital taxes of $15 thousand was recorded by the Corporation for the three month period ended March 31, 2005, in relation to Saskatchewan Capital Tax, compared to $6 thousand during the same period of 2004.

A future income tax provision of $221 thousand was recorded for the three month period ended March 31, 2005, compared to $183 thousand for the same period in 2004. The Corporation has recorded a future income tax liability of $1.9 million in the first quarter of 2005 in respect of the flow-through shares issued by the Corporation in December 2004.

During 2004, Great Plains and its wholly owned subsidiary issued a total of $7.3 million flow-through shares. As at March 31, 2005, the Corporation has $5.3 million of eligible exploration and development expenditures left to incur to satisfy its obligations. The Corporation is required to incur these expenditures by December 31, 2005.

Cash Flow from Operations

Cash flow for the three months ended March 31, 2005, totalled $1.6 million, or $0.05 per common share (basic and diluted). For the same period ended March 31, 2004, cash flow totalled $0.8 million, or $0.05 per common share (basic and diluted). In 2005, the weighted average number of shares outstanding in the first quarter was 33,938,526 (diluted – 35,083,743). For the three month period ended March 31, 2004, the weighted average number of shares assumed to be outstanding was 15,186,255 based upon the number of shares issued on the Arrangement.

Cash flow from operations totalled $19.44 per boe for the three months ended March 31, 2005, an increase of 20 percent from the $16.18 per boe recorded for the same period in 2004.

	Three months ended March 31	
$/Boe	**2005**	**2004**
Oil & gas sales	44.77	38.68
Royalties	(10.94)	(5.92)
Operating costs	(8.57)	(10.04)
Transportation	(1.45)	(0.73)
Operating netback	**23.81**	**21.99**
Other income	0.19	0.00
General and administrative	(3.82)	(5.61)
Interest	(0.56)	(0.05)
Capital taxes	(0.18)	(0.14)
Cash flow from operations	**19.44**	**16.19**

Net Earnings

Net earnings for the period ended March 31, 2005, totalled $160 thousand ($0.00 per share basic and diluted) compared to $176 thousand ($0.01 per share basic and diluted) for the same period of 2004.

For the quarter ended March 31, 2005, the Corporation had net earnings of $1.92 per boe, a reduction of 46 percent from the $3.57 per boe recorded for the first quarter of 2004. Stock compensation expense of $1.69 per boe (2004 – Nil) and depletion, depreciation and accretion expense of $13.19 per boe (2004 - $8.90) led to the reduction in net earnings on a boe basis when comparing the first quarter of 2005 to the same period in 2004.

	Three months ended March 31	
$/Boe	**2005**	**2004**
Cash flow from operations	**19.44**	**16.19**
Stock compensation	(1.69)	0.00
Depletion, depreciation and accretion	(13.19)	(8.90)
Provision for future income taxes	(2.64)	(3.72)
Net earnings	**1.92**	**3.57**

Capital Expenditures

Capital expenditures, excluding actual abandonment and site restoration costs, totalled $3.8 million for the first quarter of 2005 compared to $3.0 million for the same period of 2004. A total of 7 wells (2.4 net) were drilled in the first quarter of 2005. Of this total, 6 wells (1.9 net) are classified as gas wells and 1 well (0.5 net) is dry and abandoned. Total drilling, completing and equipping costs were approximately $2.6 million in the first quarter of 2005. An additional $0.8 million was incurred on geological and geophysical costs with the balance relating to capitalized general and administrative costs.

A total of $16 thousand was incurred with respect to abandonment and site restoration activities in the first quarter of 2005, compared with $14 thousand in the first quarter of 2004.

Liquidity and Capital Resources

At March 31, 2005, Great Plains' total debt and working capital deficiency totalled $2.2 million compared to $1.2 million at the end of 2004. The Corporation has a revolving demand credit facility with a Canadian chartered bank with a balance outstanding at March 31, 2005 of $2.7 million. The facility is for $14,500,000 and interest is charged at the bank's prime rate plus 0.25% per annum. In addition, a $7,500,000 non-revolving acquisition credit facility is available, with interest charged at the bank's prime rate plus 0.5% per annum. Standby fees associated with the facilities are 0.125% per annum on the undrawn portion of each of the facilities. Collateral consists of a $25,000,000 first fixed and floating charge debenture, with a negative pledge and undertaking to provide fixed charges over the major producing petroleum and natural gas reserves of the Corporation. An annual scheduled review of the facility is underway.

The Corporation expects to be able to fund its capital expenditure program in 2005 using cash flow from operations and available credit facilities. Exclusive of acquisition activity, Great Plains is planning to spend approximately $16.3 million in 2005.

Commitments

At March 31, 2005, in connection with the issuance of flow-through shares in 2004 by the Corporation and its subsidiary, the Corporation is required to expend $5.3 million of eligible exploration and development expenditures by December 31, 2005.

The Corporation has entered into lease arrangements for office space to December 31, 2005. The future minimum lease payments total $124,913.

Capitalization

Share capital totalled $28.9 million at the end of the first quarter of 2005. The activity during the quarter consisted of a private placement of common shares for proceeds of $200,000 and the exercise of agent's options and stock options for additional proceeds of $900,000. At the end of the first quarter of 2005, there was a total of 34.6 million Class "A" common shares outstanding.

Issued and outstanding Class "A" common shares	**Number of shares**	**Amount**
Balance, beginning of period	33,515,984	$29,593,532
Issued pursuant to private placement to officers and employees of the Corporation	160,000	200,000
Tax effect on flow-through shares	--	(1,897,644)
Issued on exercise of EnEx options	839,370	808,255
Issued on exercise of agent's options	118,920	123,582
Transfer from contributed surplus to share capital on exercise of options	--	118,020
Balance, March 31, 2005	34,634,274	$ 28,945,745

The market value of the common shares was $46.8 million based on a closing price at March 31, 2005 of $1.35 per common share. In addition, the Corporation has a total of 2.9 million stock options outstanding with a weighted average exercise price of $1.08 per common share.

Related Party Transactions

A total of 160,000 common shares were issued pursuant to a private placement to officers and employees of the Corporation in the first quarter of 2005 for proceeds of $200,000.

Off Balance Sheet Arrangements

The Corporation has certain lease agreements that are entered into in the normal course of operations. All leases are treated as operating leases whereby lease payments are included in operating expenses or general and administrative expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of March 31, 2005.

The Corporation has not entered into any commodity hedging programs to date.

Impact of New Accounting Policies

During the fourth quarter of 2004, the Corporation adopted CICA Handbook Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statements of operations and retained earnings. The Corporation has reclassified previously reported amounts to be consistent with the presentation under this new policy. Transportation costs totaled $121,246 and $35,446 for the three months ended March 31, 2005 and 2004, respectively. There was no impact on net income or cash flow during these periods as a result of adopting this policy.

Critical Accounting Estimates

Basis of presentation

Effective June 11, 2004, Eurogas Corporation separated a majority of its assets (the "Canadian Assets") into Great Plains as contemplated pursuant to the Arrangement described in the Management Information Circular of Eurogas Corporation ("Eurogas") dated April 5, 2004 (the "Arrangement"). The financial statements of Great Plains Exploration Inc. present the historic financial position, results of operations and cash flows on a carve-out basis from Eurogas as if Great Plains had operated as a stand-alone entity subject to Eurogas' control prior to June 11, 2004. Commencing on June 11, 2004, Great Plains holds the Canadian Assets, with the earnings from June 11, 2004, being retained by Great Plains. The Great Plains financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

For the period up to June 11, 2004, the financial statements include Eurogas' interests in the assets, liabilities, revenues and expenses directly attributable to Great Plains and management's estimates of general and administrative expenses directly related to these operations. The majority of general and administrative expenses have been allocated based on the respective business' oil and gas revenues, although certain general and administrative expenses have been allocated in a manner that more closely reflects the service provided. These estimates were considered by the management of Eurogas to be the best available approximation of the expenses that Great Plains would have incurred had it operated on a stand-alone basis over the periods presented. Income taxes have been calculated based upon the combined federal and provincial marginal income tax rate. All cash flows prior to June 11, 2004, related to the Great Plains' operations within Eurogas are assumed to be distributed to Eurogas and all cash flow deficiencies are assumed to be funded by Eurogas.

Earnings per share

Basic earnings per common share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the period ended March 31, 2005 is 33,938,526. Diluted earnings per common share are calculated using the treasury stock method to determine the dilutive effect of stock options. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock options are used to repurchase common shares at the average market price during the period. The diluted weighted average common shares for the three month period ended March 31, 2005 is 35,083,743. For the three month period ended March 31, 2004, the weighted average number of shares assumed to be outstanding was 15,186,255 based upon the number of shares issued on the Arrangement.

Selected Annual and Quarterly Information ($000's)

	2005	**2004**				**2003**		
	Q1	**Q4**	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**
Oil & gas sales	**3,741**	3,368	1,983	2,119	1,900	2,186	2,121	1,986
Cash flow from operations	**1,625**	1,553	873	973	796	1,269	842	861
Net earnings (loss)	**160**	(92)	124	169	176	608	297	293
Total assets	**43,844**	44,469	31,336	13,126	13,138	N/A	N/A	N/A
Long term liabilities	**6,334**	4,166	4,325	1,490	1,471	N/A	N/A	N/A
Capital expenditures	**3,773**	7,588	3,807	342	2,977	846	1,564	1,305

Note: Due to the carve-out of the Canadian assets into Great Plains effective June 11, 2004, information regarding total assets and long-term liabilities is not available on a quarterly basis for 2003 as only an annual balance sheet was prepared.

EXHIBIT F-III

GREAT PLAINS' FINANCIAL STATEMENTS

1. **Consolidated Financial Statements for the Three Months Ended March 31, 2005 and 2004 (Unaudited)**

2. **Consolidated Financial Statements for the Years Ended December 31, 2004 and 2003 (Audited)**

3. **Financial Statements for the Years Ended December 31, 2003 and 2002 (Great Plains Exploration Division) (Audited)**

GREAT PLAINS EXPLORATION INC.

Consolidated Financial Statements

For the three months ended March 31, 2005 and 2004

Exhibit F-III

GREAT PLAINS EXPLORATION INC.
Consolidated Balance Sheet

	March 31, 2005	December 31, 2004
	(unaudited)	
ASSETS		
Current		
Cash and cash equivalents	$ –	$3,744,114
Accounts receivable	5,646,642	5,247,937
	5,646,642	8,992,051
Property and equipment (Note 5)	35,275,203	32,555,094
Goodwill (Note 4)	2,922,554	2,922,554
	$43,844,399	$44,469,699
LIABILITIES		
Current		
Bank debt (Note 8)	$ 2,717,695	$ –
Accounts payable and accrued liabilities	5,102,850	10,149,549
	7,820,545	10,149,549
Asset retirement obligations (Note 6)	2,156,653	2,107,511
Future income taxes (Note 11)	4,177,497	2,058,519
	14,154,695	14,315,579
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	28,945,745	29,593,532
Contributed surplus (Note 10)	650,294	627,379
Retained earnings (deficit)	93,665	(66,791)
	29,689,704	30,154,120
Commitments (Note 13)		
	$43,844,399	$44,469,699

See accompanying notes

GREAT PLAINS EXPLORATION INC.
Consolidated Statements of Operations and Retained Earnings (deficit)

	Three months ended March 31 2005	2004
	(unaudited)	
Revenues		
Oil and gas sales	$3,741,329	$1,903,198
Royalty expense, net of ARTC	(915,070)	(291,584)
Interest and other	16,449	--
	2,842,708	1,611,614
Expenses		
Operating	715,756	494,781
Transportation	121,246	35,446
General and administrative	319,494	276,426
Stock compensation (Notes 9 and 10)	140,935	--
Interest	46,440	2,541
Depletion, depreciation and accretion	1,102,047	437,816
	2,445,918	1,247,010
Earnings before taxes	396,790	364,604
Taxes		
Provision for future income taxes (Note 11)	221,334	182,723
Capital taxes	15,000	6,295
	236,334	189,018
Net earnings	160,456	175,586
Deduct earnings allocated to net investment by Eurogas Corporation (Note 2)	--	(175,586)
Retained earnings (deficit), beginning of period	(66,791)	--
Retained earnings, end of period	$ 93,665	$ --
Net earnings per share (basic and diluted) (Note 8)	$0.00	$0.01

See accompanying notes

GREAT PLAINS EXPLORATION INC.
Consolidated Statements of Cash Flows

	Three months ended March 31	
	2005	**2004**
	(unaudited)	
Operating Activities		
Net earnings	$ 160,456	$175,586
Depletion, depreciation and accretion	1,102,047	437,816
Provision for future income taxes	221,334	182,723
Stock compensation expense	140,935	--
	1,624,772	796,125
Expenditures on asset retirement obligations	(15,937)	(13,616)
Changes in non-cash working capital balances relating to operating activities (Note 12)	(144,317)	(115,568)
Cash provided by operating activities	1,464,518	666,941
Financing activities		
Increase in net investment by Eurogas Corporation	--	1,454,936
Increase in bank debt	2,717,695	--
Issue of share capital, net of issue costs	1,131,837	--
Changes in non-cash working capital balances relating to financing activities (Note 12)	(65,839)	--
Cash provided by financing activities	3,783,693	1,454,936
Investing activities		
Property and equipment expenditures	(3,757,077)	(2,977,010)
Changes in non-cash working capital balances relating to investing activities (Note 12)	(5,235,248)	855,133
Cash used in investing activities	(8,992,325)	(2,121,877)
Decrease in cash and cash equivalents	(3,744,114)	--
Cash and cash equivalents, beginning of period	3,744,114	--
Cash and cash equivalents, end of period	$ --	$ --

See accompanying notes

1. DESCRIPTION OF BUSINESS

Great Plains Exploration Inc. ("Great Plains" or the "Corporation") was incorporated under the Canada Business Corporations Act on March 4, 2004, and commenced operations on June 11, 2004. Its principal business activity is petroleum and natural gas exploration, development and production in Western Canada. Great Plains is listed on the TSX under the symbol "GPX".

2. BASIS OF PRESENTATION

Effective June 11, 2004, Eurogas Corporation separated a majority of its Canadian oil and gas assets (the "Canadian Assets") into Great Plains as contemplated pursuant to the Arrangement described in the Management Information Circular of Eurogas Corporation ("Eurogas") dated April 5, 2004 (the "Arrangement"). These financial statements present the historical financial position, results of operations and cash flows on a carve-out basis from Eurogas as if Great Plains had operated as a stand-alone entity subject to Eurogas' control prior to June 11, 2004. *Commencing on June 11, 2004, Great Plains holds the Canadian Assets, with the earnings from* June 11, 2004, onward being retained by Great Plains. The Great Plains financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

For the period up to June 11, 2004, the financial statements include Eurogas' interests in the assets, liabilities, revenues and expenses directly attributable to Great Plains and management's estimates of general and administrative expenses directly related to these operations. The majority of general and administrative expenses have been allocated based on the respective business' oil and gas revenues, although certain general and administrative expense have been allocated in a manner that more closely reflects the services provided. These estimates were considered by the management of Eurogas to be the best available approximation of the expenses that Great Plains would have incurred had it operated on a stand-alone basis over the periods presented. Income taxes have been calculated based upon the combined federal and provincial marginal income tax rate. All cash flows prior to June 11, 2004 related to the Great Plains' operations within Eurogas are assumed to be distributed to Eurogas and all cash flow deficiencies are assumed to be funded by Eurogas.

As a result of the basis of presentation described above, these financial statements may not necessarily be indicative of the results that would have been attained if Great Plains had operated as a stand-alone entity for the periods prior to June 11, 2004.

These consolidated financial statements include the financial position, results of operations and cash flows of its wholly owned subsidiary, Energy Explorer Inc. See Note 4.

3. SUMMARY OF ACCOUNTING POLICIES

The interim consolidated financial statements of the Corporation have been prepared by management in accordance with the accounting policies generally accepted in Canada. The unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004, except as mentioned below. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual financial statements. Accordingly, the interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto contained in the Corporation's annual report for the year ended December 31, 2004.

During the fourth quarter of 2004, the Corporation adopted CICA Handbook Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statements of operations and retained earnings. The Corporation has reclassified previously reported amounts to be consistent with the presentation under this new policy. Transportation costs totalled $121,246 and $35,446 for the three months ended March 31, 2005, and March 31, 2004, respectively. There was no impact on net income or cash flow during these periods as a result of adopting this policy.

4. ACQUISITION OF ENERGY EXPLORER INC.

On September 14, 2004, the Corporation acquired all of the issued and outstanding shares of Energy Explorer Inc. ("Energy Explorer"), a private company involved in the exploration, development and production of oil and natural gas. The acquisition was accounted for using the purchase method and shares were acquired for $2.85 million in cash before transaction costs, and $10.17 million payable by the issuance of 9,687,233 common shares of Great Plains at a fair value of $1.05 per common share. The share value of $1.05 per share was based upon the weighted average market price of the Corporation's common shares at the time the offer to purchase Energy Explorer Inc. was entered into. During 2004, adjustments were made to finalize the purchase price equation. The results of operations and cash flows of Energy Explorer Inc. from the date of acquisition are reflected in the consolidated financial statements from the date of acquisition. Details of the acquisition are as follows:

Calculation of Purchase price:	
Fair value of cash and shares issued	$ 13,020,931
Transaction costs	409,497
Fair value of options	175,683
	$ 13,606,111
Allocated as follows:	
Property and equipment	$ 12,005,974
Goodwill	2,922,554
Cash, net of working capital	2,064,278
Future income taxes	(2,938,985)
Asset retirement obligations	(447,710)
	$ 13,606,111

5. PROPERTY AND EQUIPMENT

	March 31 2005	December 31 2004
Petroleum and natural gas properties and related equipment	$ 65,914,613	$ 60,936,206
Accumulated depletion and depreciation	(30,639,410)	(28,381,112)
Net book value	$ 35,275,203	$ 32,555,094

At March 31, 2005, property and equipment includes $7,814,461 relating to unproved properties which have been excluded from the depletion calculation. Future development costs relating to proved undeveloped reserves of $2,525,000 are included in the depletion and ceiling test calculations.

In the three month period ending March 31, 2005, the Corporation has capitalized $215,538 of general and administrative expenses (three month period ended March 31, 2004 -- $36,225).

As a result of the ceiling test calculation at March 31, 2005, there was no impairment to the carrying amount of property and equipment. The future prices used for the next five years in the ceiling test evaluation of the Corporation's proved reserves at March 31, 2005, were as follows:

	Oil (Cdn. $/bbl)	Natural Gas (Cdn. $/mcf)	Foreign Exchange US$/Cdn.$	WTI US $
2005	$50.25	$6.60	1.22	$42.00
2006	$47.75	$6.35	1.22	$40.00
2007	$45.50	$6.15	1.22	$38.00
2008	$43.25	$6.00	1.22	$36.00
2009	$40.75	$6.00	1.22	$34.00

Prices escalate at approximately 2% thereafter.

6. ASSET RETIREMENT OBLIGATIONS

The following table provides a reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of property and equipment:

	March 31 2005	December 31 2004
Balance, beginning of period	$2,107,511	$1,466,146
Assumed on acquisition of Energy Explorer Inc.	–	447,710
Liabilities incurred	40,140	204,005
Liabilities settled	(15,937)	(86,025)
Accretion expense	24,939	75,675
Balance, end of period	$2,156,653	$2,107,511

The present value of the asset retirement obligation is determined using an inflation rate of 2% and an annual credit adjusted discount rate of 5%, with wells abandoned and reclaimed within six years after the end of their reserve life. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $3.4 million which will be incurred between 2005 and 2047, with the majority of the costs to be incurred by 2025.

7. BANK DEBT

The Corporation has a revolving demand credit facility with an authorized borrowing amount of $14.5 million, with interest charged at the bank's prime rate plus 0.25% per annum. In addition, a $7.5 million non-revolving acquisition/development credit facility is available, with interest charged at the bank's prime rate plus 0.5% per annum. Standby fees associated with the facilities are 0.125% per annum on the undrawn portion of each of the facilities. Collateral consists of a $25 million first fixed and floating charge debenture, with a negative pledge and undertaking to provide fixed charges over the major producing petroleum and natural gas reserves of the Corporation. An annual scheduled review of the facility is underway.

At March 31, 2005, $2,717,695 was drawn against the credit facility.

8. SHARE CAPITAL

Authorized:
Unlimited number of Class "A" Common Shares without nominal or par value
Unlimited number of Class "B" Non-Voting Common Shares without nominal or par value
Unlimited number of Preferred Shares without nominal or par value
Issued:

Issued and outstanding Class "A" common shares	Number of shares	Amount
Balance, beginning of period	33,515,984	$29,593,532
Issued pursuant to private placement to officers and employees of the Corporation	160,000	200,000
Tax effect on flow through shares	--	(1,897,644)
Issued on exercise of stock options (Note 9)	839,370	808,255
Issued on exercise of agent's options, net of issue costs (Note 9)	118,920	123,582
Transfer from contributed surplus to share capital on exercise of options	--	118,020
Balance, March 31, 2005	34,634,274	$28,945,745

Basic earnings per common share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding. For the period ended March 31, 2005, the weighted average common shares outstanding is 33,938,526. Diluted earnings per common share is calculated using the treasury stock method to determine the dilutive effect of stock options. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock options are used to repurchase common shares at the average market price during the period. The diluted weighted average common shares for the three month period ended March 31, 2005, is 35,083,743. For the three month period ended March 31, 2004, the weighted average number of shares assumed to be outstanding was 15,186,255 based upon the number of shares issued on the Arrangement (Note 2).

9. SHARE OPTION PLAN

The Corporation has established a stock option plan whereby options may be granted to the Corporation's directors, officers, employees and consultants. The number of common shares issuable under the Corporation's share option plan cannot exceed 3,000,000 in total, excluding any options granted pursuant to the acquisition of Energy Explorer Inc. The number of common shares issuable to any one person under the plan cannot exceed 5% of the total number of common shares outstanding from time to time. The exercise price of each option equals the market price of the Corporation's stock on the date of the grant and option's maximum life of ten years. The vesting period is determined by the Board of Directors. Options issued by the Corporation to date vest one-third immediately, one-third after one year following the date of grant, and one-third two years following the date of grant.

Pursuant to the Arrangement described in Note 2, there are 140,000 options outstanding, held by current directors of the Corporation, having expiry dates ranging from February 2006 to June 2007.

Pursuant to the acquisition of Energy Explorer Inc. as described in Note 4, holders of Energy Explorer Inc. options elected to convert such options into Great Plains options. The options outstanding in Energy Explorer Inc. at the date of acquisition, and the amounts converted into Great Plains options are summarized below:

The following table sets forth a reconciliation of the stock option activity for the period:

	Number of Shares	Weighted Average Exercise Price
Balance at December 31, 2004	3,623,745	$1.02
Options granted	235,000	$1.29
Options exercised	(839,370)	$0.92
Options cancelled	(71,375)	$0.70
Stock options outstanding, March 31, 2005	2,948,000	$1.08
Agent's options balance at December 31, 2004	118,920	$1.05
Agent's options exercised	(118,920)	$1.05
Agent's options outstanding, March 31, 2005	--	$--

At March 31, 2005, stock options to purchase common shares were exercisable as follows:

Exercise Price	Number of Options Outstanding	Exercisable	Contractual Life (Years)
$0.75	625,000	208,334	4.2
$0.90	200,000	66,667	4.3
$1.12	140,000	140,000	1.1
$1.15	1,223,000	407,667	4.6
$1.29	760,000	253,333	4.7
	2,948,000	1,076,001	

Total compensation expense is amortized over the vesting period of the option. Compensation expense of $140,935 has been recognized in the three month period ended March 31, 2005, based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation.

The estimated weighted average fair value of share options was determined using the Black-Scholes model using the following weighted average assumptions:

Risk-free interest rate	5%
Expected hold period to exercise	lesser of 5 years and expiry date of options
Volatility in the price of the Corporation's share	40%
Dividend yield	0%
Fair value of options, per share:	
Stock options assumed on acquisition of Energy Explorer Inc.	$0.11
Options issued pursuant to Arrangement	$0.14
Options granted by the Corporation	$0.45

10. CONTRIBUTED SURPLUS

The following summarizes the continuity of contributed surplus:

	Period ended March 31, 2005
Balance, beginning of period	$627,379
Stock-based compensation	140,935
Transfer to share capital on exercise of options	(118,020)
Balance, end of period	$650,294

11. FUTURE INCOME TAXES

The components of the future income tax liability are as follows:

	March 31 2005	December 31 2004
Temporary differences related to:		
Property and equipment	$5,214,857	$3,622,913
Asset retirement obligations	(725,067)	(708,545)
Non-capital losses	(73,394)	(73,394)
Share issue costs	(394,123)	(394,478)
Attributed Canadian royalty income	(387,977)	(387,977)
Partnership deferral	543,201	--
Future income tax liability	$4,177,497	$2,058,519

The provision for future income taxes is determined as follows:

	March 31	
	2005	2004
Combined federal and provincial corporate tax rate	37.62%	38.87%
Earnings before taxes	$396,790	$364,604
Expected tax	149,273	141,721
Add (deduct) income tax effect of:		
Non-deductible crown royalties, net of ARTC	186,757	59,153
Resource allowance	(137,421)	(61,151)
Stock compensation expense	53,020	--
Rate adjustment and other	(30,295)	43,000
Provision for future income taxes	$221,334	$182,723

12. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital, excluding bank debt:

	Period ended March 31	
	2005	2004
Accounts receivable	$ (398,706)	$ 377,708
Accounts payable and accrued liabilities	(5,046,698)	361,857
Change in non-cash working capital	$(5,445,404)	$ 739,565
Relating to:		
Operating activities	$ (144,317)	$(115,568)
Financing activities	(65,839)	--
Investing activities	(5,235,248)	855,133
Change in non-cash working capital	$(5,445,404)	$ 739,565

The Corporation made the following cash outlays in respect of interest expense and capital taxes:

	Period ended March 31	
	2005	2004
Interest expense	$46,440	$2,541
Capital tax	$15,000	$6,295

13. COMMITMENTS

At March 31, 2005, in connection with the issuance of flow-through shares by the Corporation and its subsidiary, the Corporation is required to expend $5,290,513 of eligible exploration and development expenditures by December 31, 2005.

The Corporation has entered into lease arrangements for office space to December 31, 2005. The future minimum lease payments total $124,913.

14. FINANCIAL INSTRUMENTS

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. For all periods presented, the fair value of financial instruments approximated their book values due to their near term maturity or their variable interest rate terms.

Management's Report

The management of Great Plains Exploration Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include amounts that are based on management's informed judgments and estimates where necessary.

The Corporation maintains internal accounting control systems that are adequate to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements.

The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these consolidated financial statements. The Audit Committee meets periodically with the external auditors and management to satisfy itself that management's responsibilities are properly discharged.

The Audit Committee reviews the consolidated financial statements of the Corporation with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. KPMG LLP are the appointed external auditors of the Corporation, and, in that capacity, they have examined the consolidated financial statements for the year ended December 31, 2004.

Stephen P. Gibson
President and Chief Executive Officer
March 28, 2005

Thomas K. Rouse
Vice President, Finance and Chief Financial Officer

Exhibit F-III

KPMG

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Great Plains Exploration Inc. as at December 31, 2004 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated July 23, 2004.

KPMG LLP

Chartered Accountants

Calgary, Canada
March 28, 2005

Exhibit F-III

GREAT PLAINS EXPLORATION INC.

Consolidated Financial Statements

For the years ended December 31, 2004 and 2003

Exhibit F-III

GREAT PLAINS EXPLORATION INC.
Consolidated Balance Sheets
For the years ended December 31

	2004	2003
		(Note 2 Restated – Note 4)
ASSETS		
Current		
Cash and cash equivalents	$ 3,744,114	$ --
Accounts receivable	5,247,937	1,653,614
	8,992,051	1,653,614
Property and equipment (Note 6)	32,555,094	8,208,555
Goodwill (Note 5)	2,922,554	--
Future income taxes (Note 13)	--	1,277,727
	$44,469,699	$11,139,896
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$10,149,549	$ 1,584,954
Asset retirement obligations (Note 7)	2,107,511	1,466,146
Future income taxes (Note 13)	2,058,519	--
	14,315,579	3,051,100
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	29,593,532	--
Net investment (Notes 2 and 9)	--	8,088,796
Contributed surplus (Note 11)	627,379	--
Retained earnings (deficit)	(66,791)	--
	30,154,120	8,088,796
Commitments (Note 15)		
	$44,469,699	$11,139,896

See accompanying notes

APPROVED BY THE BOARD

"Signed"
Garth A. C. MacRae
Chairman of the Board and Director

"Signed"
Julio Poscente
Director

Exhibit F-III

GREAT PLAINS EXPLORATION INC.
Consolidated Statements of Operations and Retained Earnings (deficit)

	Three months ended December 31		Twelve months ended December 31	
	2004	2003	2004	2003
	(unaudited)	(unaudited Restated – Note 4)		(Note 2 Restated – Note 4)
Revenues				
Oil and gas sales	$3,367,582	$2,186,212	$9,370,095	$8,754,685
Royalty expense, net of ARTC	(669,405)	(286,969)	(1,585,386)	(1,436,869)
Interest and other	49,483	--	54,012	--
	2,747,660	1,899,243	7,838,721	7,317,816
Expenses				
Operating	715,592	371,396	2,086,566	1,647,687
Transportation	88,059	40,437	193,988	174,026
General and administrative	374,472	211,321	1,310,434	1,163,928
Stock compensation (Notes 10 and 11)	355,246	--	620,659	--
Interest	19,428	2,905	37,124	11,500
Depletion, depreciation and accretion	1,092,419	178,026	2,567,774	917,099
	2,645,216	804,085	6,816,545	3,914,240
Earnings before taxes	102,444	1,095,158	1,022,176	3,403,576
Taxes				
Provision for future income taxes (Note 13)	196,962	483,039	629,270	1,422,099
Capital taxes	(2,565)	3,839	15,575	21,499
	194,397	486,878	644,845	1,443,598
Net earnings (loss)	(91,953)	608,280	377,331	1,959,978
Deduct earnings allocated to net investment by Eurogas Corporation (Note 2)	--	(608,280)	(444,122)	(1,959,978)
Retained earnings, beginning of period	25,162	--	--	--
Retained earnings (deficit), end of period	$ (66,791)	$--	$ (66,791)	$--
Net earnings per share (basic and diluted) (Note 9)	$(0.00)	$0.04	$0.02	$0.13

See accompanying notes

Exhibit F-III

GREAT PLAINS EXPLORATION INC.
Consolidated Statements of Cash Flows

	Three months ended December 31		Twelve months ended December 31	
	2004	2003	2004	2003
	(unaudited)	(unaudited Restated – Note 4)	(Note 2)	(Note 2 Restated – Note 4)
Operating Activities				
Net earnings (loss)	$ (91,953)	$ 608,280	$ 377,331	$1,959,978
Depletion, depreciation and accretion	1,092,419	178,026	2,567,774	917,099
Provision for future income taxes	196,962	483,039	629,270	1,422,099
Stock compensation expense	355,246	--	620,659	--
	1,552,674	1,269,345	4,195,034	4,299,176
Expenditures on asset retirement obligations	(71,317)	(22,863)	(86,025)	(114,555)
Changes in non-cash working capital balances relating to operating activities (Note 14)	(1,208,524)	(302,021)	222,214	162,883
Cash provided by operating activities	272,833	944,461	4,331,223	4,347,504
Financing activities				
Decrease in net investment by Eurogas Corporation	--	(607,995)	(65,521)	(210,415)
Increase (repayments) in bank debt	(250,000)	--	--	--
Issue of share capital, net of issue costs	9,673,260	--	10,553,568	--
Changes in non-cash working capital balances relating to financing activities (Note 14)	1,757,317	--	65,839	--
Cash provided by (used in) financing activities	11,180,577	(607,995)	10,553,886	(210,415)
Investing activities				
Acquisition of Energy Explorer Inc. (Note 5)	12,939	--	(3,258,833)	--
Cash assumed on acquisition of Energy Explorer Inc. (Note 5)	--	--	3,461,939	--
Property and equipment expenditures	(7,516,458)	(759,526)	(14,628,659)	(4,404,856)
Changes in non-cash working capital balances relating to investing activities (Note 14)	(266,347)	423,060	3,284,558	267,767
Cash used in investing activities	(7,769,866)	(336,466)	(11,140,995)	(4,137,089)
Increase in cash and cash equivalents	3,683,544	--	3,744,114	--
Cash and cash equivalents, beginning of period	60,570	--	--	--
Cash and cash equivalents, end of period	$3,744,114	$--	$3,744,114	$--

See accompanying notes

Exhibit F-III

1. DESCRIPTION OF BUSINESS

Great Plains Exploration Inc. ("Great Plains" or the "Corporation") was incorporated under the Canada Business Corporations Act on March 4, 2004 and commenced operations on June 11, 2004. Its principal business activity is petroleum and natural gas exploration, development and production in Western Canada. Great Plains is listed on the TSX under the symbol "GPX".

2. BASIS OF PRESENTATION

Effective June 11, 2004, Eurogas Corporation separated a majority of its Canadian oil and gas assets (the "Canadian Assets") into Great Plains as contemplated pursuant to the Arrangement described in the Management Information Circular of Eurogas Corporation ("Eurogas") dated April 5, 2004 (the "Arrangement"). These financial statements present the historic financial position, results of operations and cash flows on a carve-out basis from Eurogas as if Great Plains had operated as a stand-alone entity subject to Eurogas' control prior to June 11, 2004. Commencing on June 11, 2004, Great Plains holds the Canadian Assets, with the earnings from June 11, 2004 onward being retained by Great Plains. The Great Plains financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

For the period up to June 11, 2004, the financial statements include Eurogas' interests in the assets, liabilities, revenues and expenses directly attributable to Great Plains and management's estimates of general and administrative expenses directly related to these operations. The majority of general and administrative expenses have been allocated based on the respective business' oil and gas revenues, although certain general and administrative expenses have been allocated in a manner that more closely reflects the services provided. These estimates were considered by the management of Eurogas to be the best available approximation of the expenses that Great Plains would have incurred had it operated on a stand-alone basis over the periods presented. Income taxes have been calculated based upon the combined federal and provincial marginal income tax rate. All cash flows prior to June 11, 2004 related to the Great Plains' operations within Eurogas are assumed to be distributed to Eurogas and all cash flow deficiencies are assumed to be funded by Eurogas.

As a result of the basis of presentation described above, these financial statements may not necessarily be indicative of the results that would have been attained if Great Plains had operated as a stand-alone entity for the periods prior to June 11, 2004.

These consolidated financial statements include the financial position, results of operations and cash flows of its wholly-owned subsidiary, Energy Explorer Inc., from the date of acquisition on September 14, 2004 to December 31, 2004. See Note 5.

3. **SIGNIFICANT ACCOUNTING POLICIES**

Property and equipment

The Corporation follows the full cost method of accounting whereby all costs related to the exploration for and development of oil and gas reserves are accumulated in one Canadian cost centre. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs, and that portion of general and administrative expenses directly attributable to exploration and development activities. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss, unless such sale results in a change in the rate of depletion of 20% or more.

Depletion and depreciation

Depletion and depreciation of oil and gas properties and equipment is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed in each period. Undeveloped properties are excluded from the depletion calculation until quantities of proved reserves are found or impairment occurs. Volumes are converted to equivalent units using the ratio of one barrel of oil to six mcf of natural gas. Depreciation of office equipment and computer equipment is provided for on a 10% and 35% straight-line basis respectively.

Recovery of capitalized costs

The Corporation performs a cost recovery test which recognizes impairment when the carrying amount of the property and equipment, by cost centre, exceeds its undiscounted future cash flows from proved reserves based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and probable reserves are used in estimating fair value. This cost centre impairment test is conducted at each balance sheet date, or more frequently if conditions indicating potential impairment are present.

Joint ventures

Substantially all of the Corporation's exploration, development and production activities are conducted jointly with other entities and accordingly the consolidated financial statements reflect only the Corporation's proportionate interest in such activities.

Goodwill

Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is not amortized and is assessed by the Corporation for impairment at least annually. Impairment is assessed based on a comparison of the fair value of the net assets to the carrying value of the net assets, including goodwill. Any excess of carrying value over and above fair value is the impairment amount, and is charged to earnings in the period identified.

Revenue recognition

Oil and natural gas sales are recognized when commodities are sold and title passes to the customer.

Asset Retirement Obligations

The present value of expected future abandonment and reclamation costs is recorded on the balance sheet as both a liability and a charge to property and equipment at the time the obligation is incurred. The amount included as property and equipment is depleted over the life of the reserves by the unit-of-production method. The liability accretes until the Corporation settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability.

Estimates for future abandonment and reclamation costs are based on historical costs to abandon and reclaim similar sites, taking into consideration current costs. The liability is based on the Corporation's net interest in the respective sites.

Use of estimates

The amounts recorded for depletion and depreciation of property and equipment, the accretion expense associated with the asset retirement obligation and the cost recovery assessments for property and equipment and goodwill are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

Income taxes

Income taxes are recorded using the liability method of accounting. Under this method, future income taxes are recorded for the effect of any difference between the accounting and income tax basis of an asset and liability using substantively enacted income tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

Flow-through shares

The Corporation and/or its wholly-owned subsidiary financed a portion of its exploration and development activities through the issuance of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditures are renounced to subscribers. To recognize the foregone tax benefits to the Corporation, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to subscribers.

Cash and cash equivalents

The Corporation considers all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents and therefore classifies them with cash.

Stock-based compensation

The Corporation recognizes compensation expense using the fair value method when stock options with no cash settlement features are granted to employees and directors under the fixed share option plan. Under this method, compensation expense is measured at the grant date and recognized as a charge to earnings over the vesting period with a corresponding credit to contributed surplus. The fair value of the options is determined using the Black-Scholes option pricing model. Consideration paid on the exercise of the stock option and associated contributed surplus recorded is credited to share capital.

4. CHANGES IN ACCOUNTING POLICY

Asset Retirement Obligation

On January 1, 2004 the Corporation adopted the new standard of the CICA Section 3110, Asset Retirement Obligations. This standard requires the present value of the expected future abandonment and reclamation costs to be recorded on the balance sheet as both a liability and a charge to property and equipment at the time the obligation is incurred (the completion of drilling). The amount included as property and equipment is depleted over the life of the reserves by the unit-of-production method. The liability accretes until the Corporation settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation. Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit-of-production method.

This new standard has been applied retroactively with restatement of prior period financial statements. The impact on the opening balance sheet as at January 1, 2003, was as follows:

	As previously determined	Change	As restated
Property and equipment	$4,286,381	$176,406	$4,462,787
Future income tax asset	2,433,590	266,236	2,699,826
Asset retirement obligation	305,678	945,431	1,251,109

The opening net investment as of January 1, 2003 has been decreased by $502,789 as a result of the retroactive application of the new accounting standard.

Recovery of Capitalized Costs

On January 1, 2004 the Corporation adopted the new CICA Full Cost Accounting Guideline AcG-16, Oil and Gas Accounting – Full Cost which replaces AcG-5 Full Cost Accounting in the oil and gas industry. This guideline recognizes impairment when the carrying amount of the property and equipment, by cost centre, exceeds its undiscounted future cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and probable reserves are used in estimating fair value. This cost centre impairment test is conducted, as a minimum, as at each annual balance sheet date. Previously, the "cost ceiling" limited the net book value of the property and equipment, by cost centre, to the undiscounted and unescalated future net revenues from production of proved reserves. The application of the new Accounting Guideline has no impact on the Corporation's financial statements.

Transportation Costs

During the fourth quarter of 2004 the Corporation adopted CICA Handbook Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statements of operations and retained earnings. The Corporation has reclassified previously reported amounts to be consistent with the presentation under this new policy. Transportation costs totaled $88,059 and $193,988 for the three months and twelve months ended December 31, 2004, respectively. Revenue and transportation costs both increased by $40,437 in the fourth quarter of 2003 and by $174,026 for the year ended December 31, 2003, from previously reported amounts. There was no impact on net income or cash flow during these periods as a result of adopting this policy.

5. ACQUISITION OF ENERGY EXPLORER INC.

On September 14, 2004, the Corporation acquired all of the issued and outstanding shares of Energy Explorer Inc ("Energy Explorer"), a private company involved in the exploration, development and production of oil and natural gas. The acquisition was accounted for using the purchase method and shares were acquired for an aggregate of approximately $2.85 million in cash before transaction costs, and $10.17 million payable by the issuance of 9,687,233 common shares of Great Plains at a fair value of $1.05 per common share. The share value of $1.05 per share was based upon the weighted average market price of the Corporation's common shares at the time the offer to purchase Energy Explorer Inc. was entered into. During the year, adjustments were made to finalize the purchase price equation. The results of operations and cash flows of Energy Explorer Inc. from the date of acquisition are reflected in the consolidated financial statements from the date of acquisition. Details of the acquisition are as follows:

Calculation of Purchase Price:	
Fair value of cash and shares issued	$ 13,020,931
Transaction costs	409,497
Fair value of options	175,683
	$ 13,606,111
Allocated as follows:	
Property and equipment	$ 12,005,974
Goodwill	2,922,554
Cash, net of working capital	2,064,278
Future income taxes	(2,938,985)
Asset retirement obligations	(447,710)
	$ 13,606,111

6. PROPERTY AND EQUIPMENT

	December 31, 2004	December 31, 2003
Petroleum and natural gas properties and related equipment	$ 60,936,206	$ 34,097,568
Accumulated depletion and depreciation	(28,381,112)	(25,889,013)
Net book value	$ 32,555,094	$ 8,208,555

At December 31, 2004, property and equipment include $7,742,873 (December 31, 2003 - $1,094,487) relating to unproved properties which have been excluded from the depletion calculation. Future development costs relating to proved undeveloped reserves of $2,525,000 (December 31, 2003 - $573,000) are included in the depletion and ceiling test calculations.

In the three and twelve month periods ended December 31, 2004, the Corporation has capitalized $240,424 and $661,381 of general and administrative expenses, respectively (three and twelve month periods ended December 31, 2003 - $113,714 and $295,360, respectively).

As a result of the ceiling test calculation at December 31, 2004, the Corporation was not required to record an impairment loss. The future prices used for the next five years in the ceiling test evaluation of the Corporation's proved reserves at December 31, 2004, were as follows:

	Oil (Cdn. $/bbl)	Natural Gas (Cdn. $/mcf)	Foreign Exchange US$/Cdn.$	WTI US $
2005	$50.25	$6.60	1.22	$42.00
2006	$47.75	$6.35	1.22	$40.00
2007	$45.50	$6.15	1.22	$38.00
2008	$43.25	$6.00	1.22	$36.00
2009	$40.75	$6.00	1.22	$34.00

Prices escalate at approximately 2% thereafter.

7. ASSET RETIREMENT OBLIGATIONS

The following table provides a reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of property and equipment:

	Year Ended December 31, 2004	Year Ended December 31, 2003
Balance, beginning of year	$1,466,146	$1,251,109
Assumed on acquisition of Energy Explorer Inc.	447,710	-
Liabilities incurred	204,005	268,883
Liabilities settled	(86,025)	(114,555)
Accretion expense	75,675	60,709
Balance, end of year	$2,107,511	$1,466,146

The present value of the asset retirement obligation is determined using an inflation rate of 2% and an annual credit adjusted discount rate of 5%, with wells abandoned and reclaimed within six years after the end of their reserve life. The Corporation estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $3.4 million which will be incurred between 2005 and 2047, with the majority of the costs to be incurred by 2025.

8. BANK DEBT

The Corporation has a revolving demand credit facility with an authorized borrowing amount of $14.5 million, with interest charged at the bank's prime rate plus 0.25% per annum. In addition, a $7.5 million non-revolving acquisition/development credit facility is available, with interest charged at the bank's prime rate plus 0.5% per annum. Standby fees associated with the facilities are 0.125% per annum on the undrawn portion of each of the facilities. Collateral consists of a $25 million first fixed and floating charge debenture, with a negative pledge and undertaking to provide fixed charges over the major producing petroleum and natural gas reserves of the Corporation. At March 1, 2005, a scheduled interim review of the facility was completed by the Corporation's lenders. There were no changes in any of the terms and conditions of the existing facility as a result of this review. An annual review of the facility is scheduled on or before April 30, 2005.

At December 31, 2004, no amount was drawn against the credit facility.

9. SHARE CAPITAL

Authorized:
Unlimited number of Class "A" Common Shares without nominal or par value
Unlimited number of Class "B" Non-Voting Common Shares without nominal or par value
Unlimited number of Preferred Shares without nominal or par value

Issued:

Issued and outstanding Class "A" common shares	Number of shares	Amount
Issued pursuant to the Arrangement (i)	15,186,255	$ 8,467,397
Issued pursuant to private placement to directors, officers and employees of the Corporation	1,106,250	885,000
Issued on acquisition of Energy Explorer Inc. (Note 5)	9,687,233	10,171,595
Issued for cash on private placement (ii)	3,056,000	3,820,000
Flow-through shares issued for cash on private placement (ii)	3,325,000	5,320,010
Share issue costs, net of future income taxes, totalling $232,009	--	(428,337)
Issued on exercise of stock options (Note 10)	791,762	870,601
Issued on exercise of agent's options (Note 10)	363,484	318,303
Transfer from contributed surplus to share capital on exercise of options	--	168,963
Balance, December 31, 2004	33,515,984	$ 29,593,532

(i) Effective June 11, 2004, and pursuant to the Arrangement as described in Note 2, each shareholder of Eurogas Corporation received 0.2 of a common share of Great Plains. On June 11, 2004, there were 75,932,181 issued common shares of Eurogas Corporation, resulting in 15,186,255 Great Plains common shares issued. The value of $8,467,397 assigned to share capital represents the culmination of the net investment by Eurogas Corporation in Great Plains for the periods up to June 10, 2004.

(ii) Directors and officers of the Corporation subscribed for 300,500 flow-through shares for total proceeds of $480,800 and 100,000 common shares for proceeds of $125,000 pursuant to the private placement.

Basic earnings per common share is computed by dividing the net earnings available to common shareholders by the weighted average number of common shares outstanding during the period (three and twelve months ended December 31, 2004 – 27,693,978 and 19,021,013, respectively). Diluted earnings per common share is calculated using the treasury stock method to determine the dilutive effect of stock options. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock options are used to repurchase common shares at the average market price during the period. The diluted weighted average common shares for the three and twelve month periods ended December 31, 2004, is 28,432,001 and 19,472,294, respectively. For the three and twelve month periods ended December 31, 2003, the weighted average number of shares assumed to be outstanding was 15,186,255 based upon the number of shares issued on the Arrangement (Note 2).

10. SHARE OPTION PLAN

The Corporation has established a stock option plan whereby options may be granted to the Corporation's directors, officers, employees and consultants. The number of common shares issuable under the Corporation's share option plan cannot exceed 3,000,000 in total, excluding any options granted pursuant to the acquisition of Energy Explorer Inc. The number of common shares issuable to any one person under the plan cannot exceed 5% of the total number of common shares outstanding from time to time. The exercise price of each option equals the market price of the Corporation's stock on the date of the grant and an option's maximum life of ten years. The vesting period is determined by the Board of Directors. Options issued by the Corporation to date vest one-third immediately, one-third after one year following the date of grant and one-third two years following the date of grant.

Pursuant to the Arrangement described in Note 2, holders of options to purchase 5,075,000 Eurogas Corporation common shares were issued options to purchase 1,015,000 Great Plains shares. The holders of 875,000 of these options are entitled to exercise such options for Great Plains shares on the earlier of December 8, 2004 and the original expiry date of the options. The remaining 140,000 options, held by current directors of the Corporation, have expiry dates ranging from February 2006 to June 2007.

Pursuant to the acquisition of Energy Explorer Inc. as described in Note 5, holders of Energy Explorer Inc. options elected to convert such options into Great Plains options. The options outstanding in Energy Explorer Inc. at the date of acquisition, and the amounts converted into Great Plains options are summarized below:

Description	Energy Explorer Inc. options	Conversion to Great Plains options
Agent's options	844,840	482,404
Employee stock options	1,645,000	939,295

The following table sets forth a reconciliation of the stock option activity for the period:

	Number of shares	Weighted Average Exercise Price
Options issued pursuant to Arrangement (Note 2)	1,015,000	$1.12
Options granted	2,573,000	$1.06
Options exercised	(791,762)	($0.99)
Options expired	(111,788)	($1.12)
Employee stock options assumed on acquisition of Energy Explorer Inc.	939,295	$0.89
Stock options outstanding, December 31, 2004	3,623,745	$1.02
Agent's options assumed on acquisition of Energy Explorer Inc. (Note 5)	482,404	$0.92
Agent's options exercised	(363,484)	($0.88)
Agent's options outstanding, December 31, 2004	118,920	$1.05

At December 31, 2004, stock options to purchase common shares were exercisable as follows:

Exercise Price	Number of Options Outstanding	Exerciseable	Contractual Life (Years)
$0.70	71,375	71,375	0.2
$0.75	625,000	208,334	4.4
$0.88	750,865	750,685	0.2
$0.90	200,000	66,667	4.5
$1.12	140,000	140,000	1.3
$1.14	88,505	88,505	0.2
$1.15	1,223,000	407,667	4.9
$1.29	525,000	175,000	4.9
	3,623,745	1,908,233	

The Agents' options assumed on acquisition are exercisable on or before June 24, 2005.

Total compensation expense is amortized over the vesting period of the option. Compensation expense of $355,246 has been recognized in the three month period ended December 31, 2004, ($620,659 – year ended December 31, 2004) based on the estimated fair value of the options on the grant date in accordance with the fair value method of accounting for stock-based compensation. In addition, contributed surplus has been credited for $175,683, representing the fair value of options assumed on the acquisition of Energy Explorer Inc. (see Note 5).

The estimated weighted-average fair value of share options issued during the year as disclosed below was determined using the Black-Scholes model using the following weighted average assumptions:

Risk-free interest rate	5.0%
Expected hold period to exercise	lesser of 5 years, and expiry date of options
Volatility in the price of the Corporation's shares	40%
Dividend yield	0%
Fair value of options, per share	
Agent's options	$0.15
Stock options assumed on acquisition of Energy Explorer Inc.	$0.11
Options issued pursuant to Arrangement	$0.14
Options granted by the Corporation	$0.45

11. CONTRIBUTED SURPLUS

The following summarizes the continuity of contributed surplus:

	Year ended December 31, 2004
Stock-based compensation	$620,659
Fair value of options assumed on the acquisition of Energy Explorer Inc.	175,683
Stock options exercised	(168,963)
	$627,379

12. SHARE PURCHASE WARRANTS

Pursuant to the acquisition of Energy Explorer Inc. as described in Note 5, 1,367,500 share purchase warrants of Energy Explorer Inc. were converted to 780,849 share purchase warrants of the Corporation. The share purchase warrants, allowing for the purchase of 780,849 common shares of the Corporation, had a weighted-average exercise price of $1.44 each and an expiry date of December 31, 2004. At December 31, 2004, none of the share purchase warrants had been exercised and all expired effective December 31, 2004.

13. FUTURE INCOME TAXES

The components of the future income tax liability are as follows:

	December 31, 2004	December 31, 2003
Temporary differences related to:		
Property and equipment	$3,622,913	$ (682,179)
Asset retirement obligations	(708,545)	(595,548)
Non-capital losses	(73,394)	--
Share issue costs	(394,478)	--
Attributed Canadian royalty income	(387,977)	--
Future income tax liability (asset)	$2,058,519	$ (1,277,727)

The provision for future income taxes is determined as follows:

	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Combined federal and provincial corporate tax rate	38.87%	40.62%	38.87%	40.62%
Earnings before taxes	$102,444	$1,095,158	$1,022,176	$3,403,576
Expected tax	39,819	444,854	397,319	1,382,533
Add (deduct) income tax effect of:				
Non-deductible crown royalties, net of ARTC	164,444	77,348	365,146	369,622
Resource allowance	(136,594)	(108,783)	(364,098)	(399,676)
Stock compensation expense	140,222	--	241,250	--
Rate adjustment and other	(10,929)	69,620	(10,347)	69,620
Provision for future income taxes	$196,962	$483,039	$ 629,270	$1,422,099

14. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non-cash working capital, excluding bank debt:

	Three months ended December 31		Year ended December 31	
	2004	2003	2004	2003
Accounts receivable	$(3,039,163)	$(302,021)	$(3,594,324)	$(262,584)
Accounts payable and accrued liabilities	3,321,605	423,060	8,564,596	693,234
Working capital deficit acquired – Energy Explorer Inc.	--	--	(1,397,661)	--
Change in non-cash working capital	$ 282,446	$ 121,039	$ 3,572,611	$ 430,650
Relating to:				
Operating activities	$(1,208,524)	(302,021)	222,214	162,883
Financing activities	1,757,317	--	65,839	--
Investing activities	(266,347)	423,060	3,284,558	267,767
Change in non-cash working capital	$ 282,446	$ 121,039	$ 3,572,611	$ 430,650

During the year, the Corporation made the following cash outlays in respect of interest expense and capital taxes:

	2004	2003
Interest expense	$37,124	$11,500
Capital tax	$15,575	$21,499

15. COMMITMENTS

At December 31, 2004, in connection with the issuance of flow-through shares by the Corporation and its subsidiary, the Corporation is required to expend $6,618,968 of eligible exploration and development expenditures by December 31, 2005.

The Corporation has entered into lease arrangements for office space to December 31, 2005. The future minimum lease payments total $166,550.

16. FINANCIAL INSTRUMENTS

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. For all periods presented, the fair value of financial instruments approximated their book values due to their near term maturity or their variable interest rate terms.

GREAT PLAINS EXPLORATION DIVISION

March 31, 2004 and Compensation of Directors

December 31, 2003 and 2002

Exhibit F-III

198

AUDITORS' REPORT

To the Board of Directors of Great Plains Exploration Inc.:

We have audited the balance sheets of the Great Plains Exploration Division, a segment of Eurogas Corporation, as at December 31, 2003 and 2002 and the statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the segment's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Great Plains Exploration Division as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

As discussed in Note 1, the Great Plains Exploration Division was a component of Eurogas Corporation in 2003 and 2002 and had no separate legal status.

Ernst + Young LLP

Calgary, Alberta
July 23, 2004

Chartered Accountants

Exhibit F-III

Great Plains Exploration Division

BALANCE SHEETS
(See Basis of Presentation – Note 1)

As at

	March 31,	December 31,	
	2004	2003	2002
	$	$	$
	(unaudited)		
ASSETS			
Current			
Accounts receivable, prepaids and other	1,275,905	1,653,614	1,391,031
Oil and gas properties *[note 3]*	10,766,610	8,208,555	4,462,787
Future income taxes *[note 4]*	1,095,004	1,277,727	2,699,826
	13,137,519	11,139,896	8,553,644
LIABILITIES AND NET INVESTMENT			
Current			
Accounts payable and accrued liabilities	1,946,810	1,584,954	891,719
Asset retirement obligations	1,471,391	1,466,146	1,251,109
	3,418,201	3,051,100	2,142,828
Net investment	9,719,318	8,088,796	6,410,816
	13,137,519	11,139,896	8,553,644

See accompanying notes.

On behalf of the Board:

(signed) *Stephen P. Gibson*
Director

(signed) *Julio Poscente*
Director

Great Plains Exploration Division

STATEMENTS OF OPERATIONS

(See Basis of Presentation – Note 1)

	For the three-month period ended March 31,		For the year ended December 31,	
	2004	2003	2003	2002
	$	$	$	$
	(unaudited)			
Revenues				
Oil and gas sales	1,867,752	2,468,535	8,580,659	5,917,967
Royalty expense	(291,584)	(416,992)	(1,436,869)	(955,047)
	1,576,168	2,051,543	7,143,790	4,962,920
Expenses				
Operating	494,781	383,530	1,647,687	1,683,277
General and administrative	276,426	332,355	1,163,928	977,750
Interest	2,541	2,875	11,500	11,500
Depreciation, depletion and accretion	437,816	232,255	917,099	853,810
	1,211,564	951,015	3,740,214	3,526,337
Earnings before taxes	364,604	1,100,528	3,403,576	1,436,583
Taxes				
Provision for future income taxes *[note 4]*	182,723	332,943	1,422,099	738,657
Capital taxes	6,295	5,700	21,499	17,239
	189,018	338,643	1,443,598	755,896
Net earnings	175,586	761,885	1,959,978	680,687

See accompanying notes.

Great Plains Exploration Division

STATEMENTS OF CASH FLOWS

(See Basis of Presentation – Note 1)

	For the three-month period ended March 31,		For the year ended December 31,	
	2004	2003	2003	2002
	$	$	$	$
	(unaudited)			
Operating activities				
Net earnings	175,586	761,885	1,959,978	680,687
Items not affecting cash				
Depreciation, depletion and accretion	437,816	232,255	917,099	853,810
Provision for future income taxes	182,723	332,943	1,422,099	738,657
	796,125	1,327,083	4,299,176	2,273,154
Changes in non-cash operating working capital balances	739,565	(409,829)	430,650	(868,226)
Abandonment and site restoration	(13,616)	(6,841)	(114,555)	(257,478)
Cash provided by operating activities	1,522,074	910,413	4,615,271	1,147,450
Financing activities				
Increase (decrease) in net investment by Eurogas Corporation	1,454,936	(220,070)	(210,415)	741,062
Cash provided by (used in) financing activities	1,454,936	(220,070)	(210,415)	741,062
Investing activities				
Investment in oil and gas properties	(2,977,010)	(690,343)	(4,404,856)	(1,888,512)
Cash used in investing activities	(2,977,010)	(690,343)	(4,404,856)	(1,888,512)
Increase (decrease) in cash	—	—	—	—
Cash, beginning of period	—	—	—	—
Cash, end of period	—	—	—	—

See accompanying notes.

Exhibit F-III

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These financial statements have been prepared in connection with the separation of the majority of the Canadian oil and gas properties and assets of Eurogas Corporation ("Eurogas") into a new public corporation, Great Plains Exploration Division ("Great Plains"). These financial statements present the historic financial position, results of operations and cash flows of Great Plains, on a carve-out basis from Eurogas as if it had operated as a stand-alone entity subject to Eurogas' control. The Great Plains financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The financial statements include Eurogas' interests in the assets, liabilities, revenues and expenses directly attributable to Great Plains and management's estimates of general and administrative expenses directly related to these operations. The majority of general and administrative expenses have been allocated based on the respective business' oil and gas revenues, although certain general and administrative expenses have been allocated in a manner that more closely reflects the service provided. These estimates are considered by management to be the best available approximation of the expenses that Great Plains would have incurred had it operated on a stand-alone basis over the periods presented. Income taxes have been calculated based upon the combined federal and provincial marginal income tax rate. All excess cash flows related to the Great Plains' operations within Eurogas are assumed to be distributed to Eurogas and all cash flow deficiencies are assumed to be funded by Eurogas.

The accompanying financial statements have been prepared from the books and records of Eurogas. As a result of the basis of presentation described above, these financial statements may not necessarily be indicative of the results that would have been attained if Great Plains had operated as a stand-alone entity for the periods presented.

The assets of Great Plains are available for the satisfaction of the debts, contingent liabilities and commitments of Eurogas and not just those liabilities presented in the accompanying balance sheets.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

Financial instruments

Great Plains' financial instruments consist of accounts receivable and accounts payable. For all periods presented, the fair value of financial instruments approximated book value due to the near term maturity or the associated interest rate terms.

Exploration and development expenditures

Great Plains follows the full cost method of accounting for exploration and development expenditures whereby all costs related to the exploration for and development of oil and gas reserves are accumulated in one Canadian cost centre. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs, and that portion of general and administrative expenses and interest directly attributable to exploration and development activities. Proceeds received from the disposal of properties are normally deducted from the full cost pool without recognition of a gain or loss. When a significant portion of properties is sold a gain or loss is recorded and reflected in the statement of operations.

Recovery of capitalized costs

Great Plains performs a cost recovery test which recognizes impairment when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future net cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and a portion of probable reserves are used in estimating fair value. This cost centre impairment test is conducted at each annual balance sheet date, or more frequently if conditions indicating potential impairment are present.

Joint ventures

Substantially all of Great Plains' exploration, development and production activities are conducted jointly with other entities and accordingly the financial statements reflect only Great Plains' proportionate interest in such activities.

Revenue recognition

Oil and natural gas sales are recognized when commodities are sold.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

Depletion and depreciation

Depletion and depreciation of oil and gas properties and equipment is computed using the unit-of-production method where the ratio of production to proved reserves, before royalties, determines the proportion of depletable costs to be expensed in each period. Undeveloped properties are excluded from the depletion calculation until quantities of proved reserves are found or impairment occurs. Volumes are converted to equivalent units using the ratio of one barrel of oil to six mcf of natural gas. Depreciation of office equipment and computer equipment is provided for on a 10% and 35% straight-line basis respectively.

Asset retirement obligation

The present value of expected future abandonment and reclamation costs is recorded on the balance sheet as both a liability and oil and gas properties at the time the obligation is incurred (the completion of drilling). The amount included as oil and gas properties is depleted over the life of the reserves by the unit-of-production method. The liability accretes until Great Plains settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.

Estimates for future abandonment and reclamation costs are based on historical costs to abandon and reclaim similar sites, taking into consideration current costs. The liability is based on the Corporation's net interest in the respective sites. The present value is determined using an inflation rate of 2% and an annual adjusted discount rate of 5%, with wells abandoned and reclaimed within six years after the end of their reserve life.

Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the accretion expense and the cost estimates associated with the asset retirement obligation and the cost recovery calculation and fair value estimates are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant.

Income taxes

Income taxes are recorded using the liability method of accounting. Under this method, future income taxes are recorded for the effect of any difference between the accounting and income tax basis of an asset and liability using substantively enacted income tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future tax assets and liabilities.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

2. CHANGES IN ACCOUNTING POLICY

Asset Retirement Obligations

On January 1, 2004, Great Plains adopted the new standard of the CICA Handbook Section 3110, Asset Retirement Obligations. This standard requires the present value of the expected future abandonment and reclamation costs to be recorded on the balance sheet as both a liability and a charge to oil and gas properties at the time the obligation is incurred (the completion of drilling). The amount included as oil and gas properties is depleted over the life of the reserves by the unit-of-production method. The liability accretes until Great Plains settles the retirement obligation. Actual reclamation and abandonment costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation. Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit-of-production method.

This new standard has been applied retroactively with restatement of prior period financial statements. The impact on the December 31, 2001 balance sheet is as follows:

	As previously determined	Change	As restated
Oil and gas properties	3,187,073	136,269	3,323,342
Future income tax asset	3,147,325	291,158	3,438,483
Asset retirement obligations	303,305	819,418	1,122,723

The opening net investment as of January 1, 2002 has been decreased by $391,991 as a result of the retroactive application of the new accounting standard. Great Plains estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $3.2 million which will be incurred between 2004 and 2047.

A reconciliation of the asset retirement obligation is provided below:

	Three month period ended March 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002
Balance, beginning of period	1,466,146	1,251,109	1,122,722
Liabilities incurred in period	—	268,883	321,258
Liabilities settled in period	(13,616)	(114,555)	(257,478)
Accretion expense	18,861	60,709	64,607
Balance, end of period	1,471,391	1,466,146	1,251,109

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadiân dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

Recovery of Capitalized Costs

On January 1, 2004, Great Plains adopted the new CICA Full Cost Accounting Guideline AcG-16, Oil and Gas Accounting – Full Cost which replaces AcG-5 Full Cost Accounting in the oil and gas industry. This guideline recognizes impairment when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future net cash flows based on estimated future commodity prices. If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value. Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest. Both proved and a portion of probable reserves are used in estimating fair value. This cost centre impairment test is conducted as at each annual balance sheet date. Previously, the "cost ceiling" limited the net book value of the oil and gas properties, by cost centre, to the undiscounted and unescalated future net revenues from production of proved reserves. The application of the new Accounting Guideline has no impact on Great Plains' financial statements.

3. OIL AND GAS PROPERTIES

	March 31, 2004 $ (unaudited)	December 31, 2003 $	December 31, 2002 $
Cost	37,074,578	34,097,568	29,495,411
Accumulated depletion and depreciation	(26,307,968)	(25,889,013)	(25,032,624)
Net book value	10,766,610	8,208,555	4,462,787

At March 31, 2004 oil and gas properties include $3,279,218 (March 31, 2003 - $848,445, December 31, 2003 - $1,094,487, December 31, 2002 - $848,445) relating to unproved properties, which have been excluded from the depletion and ceiling test calculations. Future development costs relating to proved undeveloped reserves of $573,000 (March 31, 2003 - $723,000, December 31, 2003 - $573,000, December 31, 2002 – $723,000) are included in the depletion and ceiling test calculations.

In the period ended March 31, 2004 Great Plains has capitalized $36,225 of general and administrative expenses (March 31, 2003 - $30,000, year ended December 31, 2003 - $295,360, December 31, 2002 – $284,769).

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

4. INCOME TAXES

Great Plains' future Canadian income tax assets are as follows:

	March 31, 2004 $	December 31, 2003 $	December 31, 2002 $
	(unaudited)		
Temporary differences related to:			
Oil and gas properties	523,074	682,179	1,990,401
Non-capital loss carry-forwards	—	—	182,458
Asset retirement obligation	571,930	595,548	526,967
	1,095,004	1,277,727	2,699,826

At March 31, 2004, Great Plains has exploration and development costs and undepreciated capital costs available for deduction against future taxable income of approximately $11 million.

The provision for income taxes differs from the amount computed by applying the combined Canadian federal and provincial tax rate of 38.87% for the period ended March 31, 2004 (March 31, 2003 – 40.62%, December 31, 2003 – 40.62%, December 31, 2002 – 42.12%) to the earnings before taxes of $364,604 for the period ended March 31, 2004 (March 31, 2003 – $1,100,528, December 31, 2003 – $3,403,576, December 31, 2002 – $1,436,583). The difference results from the following:

	March 31, 2004 $	March 31, 2003 $	December 31, 2003 $	December 31, 2002 $
	(unaudited)	(unaudited)		
Computed expected provision for taxes	141,721	447,034	1,382,533	7
Effect on taxes of:				
Non-deductible crown royalties, net of ARTC	59,153	106,665	369,622	326,840
Resource allowance	(61,151)	(129,842)	(399,676)	(221,659)
Rate adjustment and other	43,000	(90,914)	69,620	28,387
Provision for future income taxes	182,723	332,943	1,422,099	738,657

Cash taxes paid during the three months ended March 31, 2004 and March 31, 2003, and for the years ended December 31, 2003 and 2002 approximate capital tax expense in each period.

NOTES TO FINANCIAL STATEMENTS

(Amounts are stated in thousands of Canadian dollars)

March 31, 2004 (unaudited) and December 31, 2003 and 2002

5. RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2004, $30,000 (three months ended March 31, 2003 - $30,000, year ended December 31, 2003 - $120,000, year ended December 31, 2002 - $120,000) was paid to a management corporation which remunerated a Director of the Corporation for his services.

At March 31, 2004, the management corporation was not indebted to the Corporation for joint venture billings on wells in which it was a partner (December 31, 2003 – NIL, December 31, 2002 - $58,425).

6. SUBSEQUENT EVENTS

On July 6, 2004, Great Plains announced its intent to issue, by way of private placement to officers, employees and consultants of Great Plains, up to 1.2 million common shares at a price of $0.80 per share. The private placement offering closed on July 21, 2004 with 1,106,250 shares issued. The proceeds of the offering will be used to fund ongoing capital expenditures of Great Plains.

On July 8, 2004 Great Plains and Energy Explorer Inc. ("EnEx") announced their intention to enter into a business combination agreement pursuant to which Great Plains will make an offer to purchase all of the issued and outstanding common shares of EnEx. Great Plains will acquire EnEx shares on the basis of 0.6155 of a Great Plains share or, at the election of EnEx shareholders, $0.67 cash per share, subject to a cash maximum of $4.85 million.

Pursuant to the Eurogas Corporation Management Information Circular dated April 5, 2004, a total of 1,640,000 options were issued by Great Plains to directors, officers, employees and consultants of Great Plains and Eurogas Corporation. The exercise price of the options ranges from $0.75 to $1.12.

SCHEDULE "G"

INFORMATION CONCERNING ROCK CREEK RESOURCES LTD.

INFORMATION CONCERNING ROCK CREEK RESOURCES LTD.

Table of Contents

	Page
General	1
Incorporation by Reference	1
Corporate Structure	2
History	2
Principal Producing Properties	3
Pembina, Alberta	3
Gift, Alberta	3
Jackfish Lake	4
Other Properties	4
Oil and Natural Gas Activities	4
Selected Financial Information	4
Annual and Quarterly Financial Information	4
Capitalization	5
Description of Share Capital	6
Rock Creek Class A Shares	6
Rock Creek Class B Shares	6
Rock Creek Preferred Shares	7
Dividend Record and Policy	7
Prior Sales	7
Price Range and Trading Volume - Class A Shares	8
Price Range and Trading Volume - Class B Shares	8
Directors and Officers	9
Personnel	10
Principal Shareholders	10
Compensation of Executive Officers and Directors	10
Compensation of Executive Officers	10
Termination on Change of Control	12
Compensation of Directors	12
Indebtedness of Directors and Officers	12
Stock Option Plan	12
Corporate Cease Trade Orders, Bankruptcies	13
Penalties or Sanctions	14
Material Contracts	14
Conflicts of Interest	14
Legal Proceedings	14
Interest of Informed Person in Material Transactions	14
Experts	14
Auditors, Transfer Agent and Registrar	14
Additional Information	15

INFORMATION CONCERNING ROCK CREEK RESOURCES LTD.

General

Rock Creek Resources Ltd. ("Rock Creek") is a Calgary-based, emerging energy company actively engaged in the exploration, development and production of petroleum and natural gas in western Canada. Rock Creek focuses its exploration activities primarily in Alberta.

Rock Creek's shares trade on the TSX Venture Exchange under the symbols RCR.A and RCR.B.

Incorporation by Reference

Pursuant to Form 51-102F5 of National Instrument 51-102 *Continuous Disclosure Obligations* which governs the content to be included in this Information Circular, information in respect of Rock Creek is incorporated by reference in this Information Circular from documents filed with securities commissions or similar authorities in Canada.

Copies of the documents incorporated herein by reference may be obtained by a Rock Creek Securityholder on request prior to the Effective Time without charge from the Chief Executive Officer of Rock Creek at Suite 2300, 520 - 5th Avenue S.W. Calgary, Alberta T2P 3R7, telephone (403) 537-1132; fax (403) 537-1138. In addition, the documents can be obtained through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) web site at www.sedar.com.

The following documents, filed by Rock Creek with the securities commission or similar authorities in Canada, are specifically incorporated by reference in and form an integral part of this Information Circular:

1. Rock Creek's Statement of Reserves Data and Other Oil and Gas Information effective December 31, 2004 and prepared in accordance with NI 51-101;
2. Rock Creek's unaudited interim financial statements for the three months ended March 31, 2005;
3. Rock Creek's management's discussion and analysis for the three months ended March 31, 2005;
4. Rock Creek's audited financial statements as at December 31, 2004 and 2003 for the two financial years then ended, together with the notes thereto and the report of the auditors thereon contained;
5. Rock Creek's management's discussion and analysis of the financial condition and operations of Rock Creek for the financial year ended December 31, 2004;
6. Rock Creek's audited financial statements as at December 31, 2003 and 2002 and for the two financial years then ended, together with the notes thereto and the report of the auditors thereon contained;
7. Rock Creek's management's discussion and analysis of the financial condition and operations of Rock Creek for the financial year ended December 31, 2003;
8. Rock Creek's management's discussion and analysis of the financial condition and operations of Rock Creek for the financial year ended December 31, 2002; and
9. the material change report of Rock Creek dated June 15, 2005 relating to the Arrangement.

Financial information related to Rock Creek is provided in Rock Creek's comparative financial statements and management's discussion and analysis for its most recently completed financial year. Any material change reports (excluding confidential reports), comparative financial statements and any documents of the type referred to in the preceding paragraph filed by Rock Creek with the securities commission or similar authorities in Canada after the date of this Information Circular and prior to the Effective Time shall be deemed to be incorporated by reference in this Information Circular.

Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Information Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not been deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement or a material fact or an omission to stating a material fact that is required to be stated or that is necessary to make a statement that is not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not been deemed, except as to modified or superseded, to constitute a part of this Information Circular.

Corporate Structure

Rock Creek was incorporated as 969963 Alberta Ltd. pursuant to the ABCA on January 17, 2002. On February 1, 2002 its Articles were amended to change its name to Rock Creek Resources Ltd. On March 19, 2002 its Articles were further amended to delete the private issuer provisions and create the Class A Shares and Class B Shares.

The registered office of Rock Creek is located at 3100, 324 - 8th Avenue S.W., Calgary, Alberta, T2P 2Z2 and its head office is located at 1000, 734 – 7th Avenue S.W., Calgary, Alberta, T2P 3P8.

Rock Creek has a wholly owned subsidiary in OMI Resources Ltd. which is incorporated under the ABCA.

History

Rock Creek was formed to operate in Canada as an oil and gas exploration, development and production company.

Rock Creek completed its initial public offering in June 2002 with the sale of 7,940,000 Class A Shares and 832,500 Class B Shares for aggregate proceeds of $9,250,000. The Class A Shares and the Class B Shares began trading on the Exchange on July 15, 2002.

On April 30, 2003, Rock Creek completed a private placement of 2,125,000 Class A Shares for gross proceeds of $3.4 million.

Two private flow through share issues were completed on September 3 and December 23, 2003 for 2,200,000 Class A Shares and 1,000,000 Class A Shares respectively. These were completed at share prices of $2.50 and $3.00 for gross proceeds of $5.5 million and $3.0 million.

On January 22, 2004, Rock Creek completed a private placement of 1,600,000 Class A Shares for gross proceeds of $4.0 million.

At the end of 2003, Rock Creek had 13,299,000 outstanding Class A Shares and 832,500 outstanding Class B Shares.

During the year ended December 31, 2004, Rock Creek's undeveloped land holdings increased from 27,920 net acres at year end 2003 to 52,830 net acres. Land holdings at Pembina were significantly increased to develop the core area further and provide future drilling opportunities.

Rock Creek participated in 18 gross wells resulting in 1.6 net oil wells, 2.2 net gas wells and 4.2 net abandoned wells in 2004.

At the end of 2004, approximately eighty percent of Rock Creek's production was from its core areas at Pembina, Gift, and Jackfish Lake.

On November 29, 2004 Rock Creek completed the acquisition of OMI Resources Ltd., a private oil and gas company, for total consideration of $7.2 million. The acquisition was funded with cash, bank credit facilities, issuance of 1,996,871 Class A Shares at a deemed value of $2.20 per share and issuance of warrants to acquire 1,996,871 Class A Shares until October 30, 2005 at an exercise price of $2.75 per Class A Share.

The acquisition included interests in assets at Jackfish Lake, located in north-central Alberta, at which location Rock Creek identified upside in 10(8.2) potential locations targeting natural gas in the Mannville and Wabamun formations. The acquisition also provided Rock Creek with approximately 900 mcf/d (150 boe/d) of production and increased Rock Creek's production to approximately 900 boe/d (50% crude oil).

On December 14, 2004 Rock Creek completed a private placement of 1,500,000 Class A Shares issued on a "flow-through" basis at $3.20 per share for gross proceeds of $4.8 million.

Principal Producing Properties

Pembina, Alberta

The Pembina Nisku area is located 100 km west of Edmonton with current net production of approximately 475 bbls/d and 500 mcf/d. Wells along the Pembina Nisku trend have initial production rates of 500 to 1,000 bbls/d, with recovery factors at 30 to 50% of the original oil in place. The wells produce light oil (42 degree API) from the Nisku formation at a depth of 2,500 m.

Over the past two and a half years Rock Creek has participated in drilling nine wells, casing five, discovering four new Nisku oil pools, and participating in several 3D seismic programs and Crown land sales.

Current production is from two wells in the Pembina Nisku HH Pool (15% working interest) at a total rate of approximately 2,400 (350 net) boe/d, one well (15-2) in the Nisku MM Pool currently producing at a restricted rate of 125 (37 net) boe/d, and two Glauconite gas wells currently producing at a combined gas rate of 640 (160 net) mcf/d. Two wells are currently shut in: the 15-7 well was drilled in March 2004 which tested 400 bbls/d, and the 8-35 well was drilled in August 2004 which tested 300 bbls/d. These wells are awaiting tie-in and will be restricted to a maximum rate limitation by the EUB until approval is received for good production practice.

During 2004, Rock Creek participated in the drilling of six Nisku oil wells at an average working interest of 28%, resulting in three (0.9 net) successful wells. Also during the year, expansions of the area's oil and gas handling facilities were completed in September.

Rock Creek's total undeveloped land in the area at year-end is approximately 20,800 acres with an average 22% working interest.

During the first quarter 2005, Rock Creek participated in the drilling of one Nisku exploration well at a 25% working interest and the well was abandoned.

Gift, Alberta

Gift is operated by Rock Creek and produces high-quality light oil (40 API) from the Gilwood formation. Drilling activity is seasonal in this northern Alberta location.

Gift currently has net production of approximately 400 bbls/d and 4,640 (1,577 net) undeveloped acres. During 2004, Rock Creek drilled one (0.4 net) well, resulting in a successful oil well currently producing 200 boe/d. In addition, Rock Creek shot 9 square miles of 3D seismic and acquired 2,240 undeveloped acres with a 50% working interest. Since initial activity in this area (winter of 2003) through the first quarter 2005, the Company drilled ten (4.2 net) wells to discover nine (3.8 net) new oil pools for a 90% success rate.

During the first quarter of 2005, Rock Creek drilled five (2.4 net) exploration wells with 100% success. All wells have been tied into the existing oil-gathering infrastructure and are currently producing approximately 700 (350 net) bbls/d. Additional activity during the first quarter saw the Company shoot a 10-square-mile 3D seismic program to evaluate further exploration for the 2006 winter drilling season.

Jackfish Lake

The acquisition of the Jackfish Lake property was completed in November 2004. This property is operated by Rock Creek, currently producing approximately 850 mcf/d natural gas.

Located in central Alberta, north of Edmonton, Jackfish Lake is a natural-gas-saturated area with primarily year-round access. Drilling opportunities are low risk at shallow depths, targeting multi-zone geological horizons for natural gas. Owning and operating a 5-mmcf/d gas plant and gas-gathering pipelines allow relatively quick tie-in and production of new wells. Rock Creek has over 18,000 net acres of undeveloped land in the Jackfish Lake property.

During the first quarter of 2005, Rock Creek drilled three exploration wells during March at an average 88.8% working interest. All three wells were cased as potential natural gas wells. After preliminary well testing during April, two wells are expected to be tied-in during the third quarter.

Other Properties

Rock Creek holds minor non-operated interests in various wells in Alberta, including Princess, Innisfail and Little Bow. As an aggregate, these properties currently contribute about 45 bbls/d crude oil and 1,000 mcf/d natural gas. Drilling at these properties during 2004 was limited to one (0.26 net) well at Princess, which was cased as a potential natural gas well. Production from this well is expected to begin in the third quarter.

Rock Creek also holds a 7% working interest at Clarke Lake, located in northeast British Columbia. While there is no current production, we have participated in the re-entry of one well and the drilling of a development well during the first quarter of 2005. Operations were suspended because of weather and access concerns at this winter-only area. This program is anticipated to continue during the 2006 winter season.

Oil and Natural Gas Activities

Rock Creek's Statement of Reserves Data and Other Oil and Gas Information effective December 31, 2004 and prepared in accordance with NI 51-102 can be found on SEDAR at www.sedar.com and is incorporated herein by reference.

Selected Financial Information

In addition to the following financial information, reference is made to the audited annual financial statements of Rock Creek for the years ended December 31, 2004 and 2003 and the unaudited interim financial statements of Rock Creek for the three months ended March 31, 2005 and 2004, which can be found on SEDAR at www.sedar.com and the pro forma financial statements of New Great Plains contained in Schedule F of the Joint Circular, which financial statements are hereby incorporated into this Joint Circular by reference.

Annual and Quarterly Financial Information

Annual Data

The following table sets forth selected consolidated financial information of Rock Creek for the financial years ending December 31 in each of the following years.

(thousands, except per share amounts)	Three Months Ended March 31, 2005	Year Ended December 31 2004	2003
Total Revenues	4,468	10,747	3,629
Total Revenues, net of royalties	3,680	8,642	2,862
Net earnings (loss)	400	520	(99)
Net earnings (loss) per common share			
- Basic	0.02	0.03	(0.01)
- Diluted	0.02	0.03	(0.01)
Cash Flow (use) from Operations	2,481	5,979	1,396
Cash Flow (use) from Operations per Common Share			
- Basic	0.11	0.32	0.11
- Diluted	0.11	0.31	0.10
Total Book Value of Assets	52,885	43,291	23,374
Working Capital (deficiency)	(3,714)	17	2,967
Total Long-Term Debt	Nil	Nil	Nil
Shareholders Equity			
- Class A Shares	18,624	18,409	13,299
- Class B Shares	833	833	833
- Preferred Shares	Nil	Nil	Nil

Quarterly Data

The following tables set forth selected quarterly financial information for each of the eight most recently completed fiscal quarters ending at the end of the most recently completed financial year and for the third quarter of 2004.

(thousands except per share amounts)	First Quarter 2005	Fourth Quarter 2004	Third Quarter 2004	Second Quarter 2004	First Quarter 2004	Fourth Quarter 2003	Third Quarter 2003	Second Quarter 2003	First Quarter 2003	Fourth Quarter 2002	Third Quarter 2002
Total Revenues	4,468	3,405	3,338	2,102	1,902	1,292	1,264	817	256	Nil	Nil
Total Revenues, net of royalties	3,680	2,478	2,724	1,888	1,553	1,078	908	647	229	Nil	Nil
Net earnings (loss)	400	(130)	376	167	107	(267)	(93)	324	(63)	(185)	(149)
- Per share basic & diluted	0.02	0.01	0.02	0.01	0.01	(0.02)	(0.01)	0.02	(0.01)	(0.02)	(0.01)
Net earnings (loss) per Common Shares											
- Basic	22,048	18,476	18,608	18,710	18,551	13,117	14,161	13,636	12,103	8,101	13,311
- Diluted	22,697	19,546	19,379	18,780	19,331	13,849	14,924	14,359	12,821	8,464	13,964
Cash Flow (use) from Operations	2,481	1,418	2,213	1,341	1,007	609	524	289	(26)	(85)	(87)
Cash Flow (use) from Operations per Common Share											
- Basic	0.11	0.08	0.12	0.07	0.05	0.05	0.04	0.02	(0.0)	(0.02)	(0.01)
- Diluted	0.11	0.08	0.11	0.07	0.05	0.04	0.04	0.02	(0.0)	(0.02)	(0.01)
Total Book Value of Assets	52,885	43,291	26,966	28,648	29,808	23,374	20,375	16,509	12,942	9,823	9,431
Total Long-Term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Working Capital (Deficiency)	(3,714)	17	1,743	2,663	3,500	2,967	2,247	463	2,688	6,622	8,605
Shareholders Equity											
- Class A Shares	18,624	18,409	14,908	14,908	14,908	13,299	12,299	10,079	7,940	7,940	7,940
- Class B Shares	833	833	833	833	833	833	833	833	833	833	833
- Preferred Shares	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Capitalization

The following table sets forth the consolidated capitalization of Rock Creek as at December 31, 2004 and March 31, 2005 before giving effect to the Arrangement.

Capital		Authorized		As at December 31, 2004 (audited)		As at March 31, 2005 (unaudited)
Debt – Revolving Demand Facility	$	11,000,000	$	0	$	0
Share Capital						
Rock Creek Class A Shares[(1)(2)]		unlimited	$	21,942,135 (18,409,331 shares)	$	20,283,082 (18,624,331 shares)
Rock Creek Class B Shares		unlimited	$	4,778,550 (832,500 shares)	$	4,778,550 (832,500 shares)
Rock Creek Preferred Shares		unlimited	$	Nil	$	Nil

Notes:

(1) As at March 31, 2005, Rock Creek had outstanding to directors, officer and employees options to purchase an aggregate of 1,292,667 Rock Creek Class A Shares.

(2) As at March 31, 2005, Rock Creek had a working capital deficit of $3,714,401 and maintained a provision of $870,534 for asset retirement obligations.

Description of Share Capital

The following is the summary of the rights, privileges, restrictions and conditions attaching to the Rock Creek Class A Shares, Rock Creek Class B Shares and Rock Creek Preferred Shares.

Rock Creek Class A Shares

Rock Creek has an unlimited number of Class A Shares authorized. The holders of Class A Shares are entitled to dividends if, as and when declared by the board of directors pro rata with the Class B Shares; to one vote per share at any meeting of the shareholders of Rock Creek; and upon liquidation to receive, pro rata with the Class B Shares, all assets of Rock Creek as are distributable to the holders of shares.

Rock Creek Class B Shares

Rock Creek has an unlimited number of Class B Shares authorized. The holders of Class B Shares are entitled to one vote per share at any meeting of the shareholders of Rock Creek. The holders of Class B Shares are entitled to dividends, if, as and when declared by the board of directors, pro rata with the Class A Shares, and upon liquidation to receive, pro rata with the Class A Shares, all assets of Rock Creek as are distributable to the holders of shares.

The Class B Shares will be convertible, at the option of Rock Creek, at any time after December 31, 2005, and before December 31, 2007 into Class A Shares. The number of Class A Shares obtained upon conversion of each Class B Share will be equal to $10.00 divided by the greater of $1.00 and the Current Market Price.

The minimum conversion price of $1.00 is subject to adjustment in certain events, including:

1. subdivision, consolidation, reclassification or alteration of the Class A Shares;

2. consolidation, amalgamation or merger of Rock Creek with another corporation; and

3. the issue or distribution (i) of Class A Shares or securities convertible into Class A Shares to all or substantially all holders of Class A Shares by way of stock dividend (other than where holders have the right to receive Class A Shares or securities convertible into Class A Shares in lieu of a cash dividend) or (ii) of rights, options or warrants (other than any rights, options or warrants entitling the holder to acquire Class A Shares within 45 days at not less than 95% of the then market price for Class A Shares), or (iii) of evidences of indebtedness, or (iv) of assets.

As a result of any such adjustment, the holders of Class B Shares will be kept in substantially the same position relative to the Class A Shares as they would have been in if such Class B Shares had been converted to Class A Shares immediately prior to such event.

No adjustment will be made unless the minimum conversion price would change by at least $0.01. No fractional Class A Shares shall be issued to any holder of Class B Shares upon conversion of the Class B Shares. In any case where a beneficial owner of Class B Shares is entitled to a fractional Class A Share, the fraction shall be rounded up to the next highest number and a whole Class A Share issued. Each beneficial owner of Class B Shares is only entitled to one such rounding-up.

If Rock Creek fails to exercise the option to convert the Class B Shares into Class A Shares by the close of business on December 31, 2007, then Class B Shares shall be convertible, at the option of the shareholder, at any time after January 1, 2008 and before March 1, 2008 into Class A Shares. The number of Class A Shares obtained upon conversion of each Class B Share will be equal to $10.00 divided by the greater of $1.00 and the Current Market Price. Any Class B Shares outstanding at the close of business on March 1, 2008 shall be automatically converted into Class A Shares.

The conversion option may be exercised by shareholders by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Class B Shares in respect of which the holder desires to exercise such conversion privilege.

Rock Creek Preferred Shares

Rock Creek has an unlimited number of Preferred Shares authorized. The Rock Creek Preferred Shares are issuable in series with such rights, privileges, restrictions and conditions attached to each series as the Rock Creek Board, prior to the issuance thereof, shall determine. Each series of Rock Creek Preferred Shares shall rank on parity with each other series in the class. Each series of Rock Creek Preferred Shares ranks in priority to all other shares of Rock Creek in respect of the payment of dividends and, upon a winding up or liquidation, to receive such assets and property of Rock Creek as are distributable to the holders of the Rock Creek Preferred Shares.

Dividend Record and Policy

Rock Creek has not declared or paid any dividends on Rock Creek shares since its incorporation. Any decision to pay dividends on the Rock Creek shares will be made by Rock Creek's board of directors on the basis of Rock Creek's earnings, financial requirements and other conditions existing at such future time.

Prior Sales

In the preceding 12 months, Rock Creek has issued the following Rock Creek Class A Shares:

Date	Number of Class A Shares	Issue Price Per Share
November 29, 2004	1,996,871	$2.20[(1)]
December 14, 2004	1,500,000	$3.20[(2)]

Notes:

(1) Issued at a deemed value of $2.20 in exchange for shares of a private company acquired by Rock Creek.

(2) Issued on a "flow-through" basis.

218

Price Range and Trading Volume - Class A Shares

The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Rock Creek Class A Shares on the TSXV as reported by the TSXV:

	Price Range ($)		Trading
Period	High	Low	Volume
2003			
First Quarter	2.15	1.70	207,850
Second Quarter	1.80	1.55	270,500
Third Quarter	2.70	1.80	410,122
Fourth Quarter	2.95	2.10	410,300
2004			
First Quarter	2.75	2.15	834,910
Second Quarter	2.60	2.10	1,327,446
Third Quarter	2.54	2.00	547,260
Fourth Quarter	2.75	2.10	1,238,044
2005			
January	2.75	2.29	589,825
February	2.70	2.35	1,577,813
March	2.80	2.36	1,054,991
April	2.65	2.12	503,576
May	2.40	1.85	205,400
June 1 – 22	2.45	2.21	1,232,800

Note:

(1) The closing price of the Rock Creek Class A Shares on the Exchange on June 2, 2005, the last trading day prior to the public announcement of the Arrangement, was $2.40.

Price Range and Trading Volume - Class B Shares

The following table sets forth the reported high and low sales prices (which are not necessarily the closing prices) and the trading volumes for the Rock Creek Class B Shares on the TSXV as reported by the TSXV:

	Price Range ($)		Trading
Period	High	Low	Volume
2003			
First Quarter	3.80	3.30	20,230
Second Quarter	4.00	3.35	33,020
Third Quarter	4.50	3.76	46,450
Fourth Quarter	5.00	4.50	28,500
2004			
First Quarter	5.75	5.00	41,000
Second Quarter	6.00	5.30	28,130
Third Quarter	6.05	5.40	127,980
Fourth Quarter	6.80	5.85	72,840
2005			
January	6.80	6.45	11,450
February	6.85	6.55	13,495
March	6.80	6.50	12,620
April	7.25	6.90	14,200
May	7.57	7.50	5,750
June 1 – 22	9.75	9.05	86,855

Note:

(1) The closing price of the Rock Creek Class B Shares on the Exchange on May 27, 2005, the last day the Class B Shares traded prior to the public announcement of the Arrangement, was $7.50.

Directors and Officers

The name, municipality of residence, position with Rock Creek and principal occupation of each of the current directors and senior officers of Rock Creek within the five preceding years are as follows:

Name and Municipality of Residence	Number of Shares Beneficially Owned, Directly or Indirectly or Controlled(3)	Date First Appointed	Positions with Rock Creek	Principal Occupation
Milford (Mickey) D. Taylor(1) Calgary, Alberta	611,000 Class A Nil Class B	January 2002	President, Chief Executive Officer and Director	President and Chief Operating Officer of the Rock Creek since May 2003 and January 2002, respectively; Chief Operating Officer of the Rock Creek from March 2002 to May 2003; prior thereto, founder and Vice-President Engineering of Tikal Resources Corp. and predecessor companies since 1998.
Daryl H. Connolly(2) Calgary, Alberta	506,500 Class A 2,250 Class B	January 2002	Director	President and Chief Executive Officer of Aquest Energy Ltd. since January 2003 and April 2002, respectively; Chairman of the Aquest Energy Ltd. Corporation from April 2002 to January 2003; Chairman of Rock Creek since January 2002; Chief Executive Officer of Rock Creek from March 2002 to May 2003.
Robert L. Phillips(2) Vancouver, British Columbia	203,000 Class A 4,500 Class B	March 2002	Director	President of R.L. Phillips Investments Inc., a private investment firm; prior thereto, President and Chief Executive Officer of the BCR Group of Companies, a commercial Crown Company of the Province of British Columbia, from 2001 to 2004.
Douglas R. Martin(1)(2) Calgary, Alberta	183,000 Class A Nil Class B	March 2002	Director	Chairman of Enerplus Income Fund since 2000; President of Charles Avenue Capital Corp., a private merchant banking company, since April 2000; prior thereto, Chairman of Pursuit Resources Corp., an oil and natural gas exploration and production company, from 1993 to 2000.
Harley L. Winger(1) Calgary, Alberta	202,500 Class A 5,200 Class B	March 2002	Corporate Secretary and Director	Partner with Burstall Winger LLP, law firm
John N. Ostrom Calgary, Alberta	516,700 Class A	March 2002	Vice-President, Exploration	Vice-President, Exploration of Rock Creek since March 2002; Consultant with Viking Energy Trust from July 2001 to February 2002; Manager of Exploration of BXL Energy Ltd. from July 1999 to June 2001
Walter J. Vrataric	517,000	March 2002	Vice-President, Land	Vice-President, Land of Rock Creek

Name and Municipality of Residence	Number of Shares Beneficially Owned, Directly or Indirectly or Controlled(3)	Date First Appointed	Positions with Rock Creek	Principal Occupation
Calgary, Alberta	Class A			since March 2002; Owner of Genex Land and Property Services Inc., a consulting firm, from October 2001 to February 2002; Vice-President, Land of Advantage Energy Income Fund from May 2001 to September 2001; Land Manager of Search Energy Corp. from October 1997 to May 2001
Wendy Patton	Nil	March 2003	Controller	Controller of Rock Creek from February 2003; Manager, Financial Accounting of PrimeWest Energy Inc. from July 1998 to September 2002

Notes:

(1) Member of the Compensation Committee of Rock Creek.

(2) Member of the Audit Committee of Rock Creek.

(3) In addition, a total of 430,000 Class A Shares are issuable to the directors upon exercise of outstanding stock options. See "Statement of Executive Compensation".

(4) Rock Creek does not have an Executive Committee of the board of directors.

(5) The number of Rock Creek shares beneficially owned, directly or indirectly, by all of the directors and officers of Rock Creek is 2,731,700 Class A Shares, being approximately 15% of the issued and outstanding Rock Creek Class A Shares and 11,950 Class B Shares, having approximately 0.14% of the issued and outstanding Class B Shares, as at the date hereof.

Personnel

As at the date of this Joint Circular, Rock Creek has seven full time employees.

Principal Shareholders

To the knowledge of the directors and senior officers of Rock Creek, there are no persons who, as at the date hereof, beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to the Class A Shares or the Class B Shares.

Compensation of Executive Officers and Directors

Compensation of Executive Officers

The following table sets forth all compensation paid by Rock Creek for the year ended December 31, 2004 to the Named Executive Officers of Rock Creek for services in all capacities to Rock Creek.

Summary Compensation Table

Name and Principal Position[(1)]	Year Ended Dec. 31	Annual Compensation: Salary ($)	Annual Compensation: Bonus ($)	Annual Compensation: Other Annual Compen-sation[(2)] ($)	Long Term Compensation: Securities Under Options SARs[(3)] Granted (#)	Long Term Compensation: Restricted Shares or Restricted Share Units ($)	Long Term Compensation: LTIP[(4)] Payouts ($)	All Other Compen-sation ($)
Milford (Mickey) D. Taylor President and Chief Executive Officer[(5)]	2004	105,000	Nil	1,040	100,000	Nil	Nil	Nil
	2003	75,000	30,000	1,107	Nil	Nil	Nil	Nil
	2002	36,750	Nil	1,269	172,000	Nil	Nil	Nil

Notes:

(1) In this management Information Circular, "Named Executive Officer" means an individual who at any time during the fiscal period was (i) the Chief Executive Officer; (ii) Chief Financial Officer; or (iii) each of Rock Creek's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000.

(2) The value of perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the Named Executive Officer.

(3) Class A Shares under stock options; no Shares are reserved under SARs. "SARS" means stock appreciation rights.

(4) "LTIP" means long-term incentive plan.

(5) Represents salary for the period beginning July 15, 2002 and ending December 31, 2002. Mr. Taylor replaced Mr. Connolly as Chief Executive Officer on May 23, 2003. Represents salary for partial year.

Option Grants During the Most Recently Completed Financial Year

The following sets forth information regarding options granted to the Named Executive Officers of Rock Creek during the fiscal year ended December 31, 2004.

Name	Securities Under Options Granted (#)	% of Total Options Granted in Financial Year	Exercise Price ($/Security	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Milford (Mickey) D. Taylor	100,000	18%	2.26	2.26	August 17, 2009

The following table sets out information regarding option exercises and year end option values for Rock Creek's Named Executive Officers:

Aggregated Option Exercises and Year End Option Values

Name	Securities[1] Acquired on Exercise (#)	Aggregate Value Realized[2] ($)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised in the Money Options at Fiscal Year-End[3] ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Milford (Mickey) D. Taylor	Nil	Nil	107,666	157,334	296,082	432,669

Notes:

(1) Class A Shares.

(2) Value is calculated based upon the difference between the exercise price of the options and the closing price of the Class A Shares on the TSXV at the date of exercise.

(3) Value is calculated based upon the difference between the exercise price of the options and the closing price of the Class A Shares on the TSXV of $2.75 as at December 31, 2004.

Termination on Change of Control

There is no plan or arrangement in respect of compensation received or that may be received by the Rock Creek's Named Executive Officer in the most recently completed financial year with a view to compensating that officer in the event of termination of their employment or a change of responsibilities following a change in control.

Compensation of Directors

Other than being reimbursed by the Rock Creek for their expenses, the aggregate cash compensation paid to the directors of the Rock Creek for services rendered in their capacities as directors, during the fiscal year ended December 31, 2004, was nil.

Options to acquire 140,000 Class A Shares were granted to directors during the year ended December 31, 2004.

Harley L. Winger, a director and Secretary at Rock Creek, is a partner with the law firm of Burstall Winger LLP which firm has received fees from Rock Creek for legal services provided to Rock Creek for the year ended December 31, 2004 and continues to provide such services from time to time.

Indebtedness of Directors and Officers

During the most recently completed financial year, none of the directors or officers of Rock Creek were indebted to Rock Creek.

Stock Option Plan

Rock Creek has a stock option plan (the "Stock Option Plan"), which was approved by its shareholders at Rock Creek's last annual and special meeting on May 25, 2005. Pursuant to the Stock Option Plan, Rock Creek's board of directors may from time to time, in its discretion, grant to directors, officers, employees and other service providers of Rock Creek, or any of its subsidiaries, options to purchase Rock Creek Class A Shares.

The number of Rock Creek Class A Shares reserved for options may not exceed 10% of the outstanding Rock Creek Class A Shares and Rock Creek Class B Shares, subject to increase by the board of directors upon receipt of any applicable regulatory approvals and, if required by applicable regulatory authorities, shareholder approval. As of the date hereof, this represents 1,947,349 Rock Creek Class A Shares available under the Stock Option Plan. To date, options to purchase a total of 1,276,000 Rock Creek Class A Shares have been issued to directors, officers, employees and consultants of Rock Creek, as set out in the table below.

The Stock Option Plan provides that the number of Rock Creek Class A Shares reserved for any one person may not exceed 5% of the outstanding Rock Creek Class A Shares. The maximum number of Rock Creek Class A Shares reserved for issuance pursuant to options granted to insiders at any time may not exceed 10% of the number of outstanding Rock Creek Class A Shares, the maximum number of Rock Creek Class A Shares which may be issued to insiders within a one year period may not exceed 10% of the number of outstanding Rock Creek Class A Shares and Rock Creek Class B Shares and the maximum number of Rock Creek Class A Shares which may be issued to any one insider and its associates within a one year period may not exceed 5% of the number of outstanding Rock Creek Class A Shares and Rock Creek Class B Shares.

The Board of Directors determines the price per Rock Creek Class A Share and the number of Rock Creek Class A Shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the TSXV. Options may be exercisable for up to five years from the date of grant, but the board of directors has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable. If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of Rock Creek Class A Shares purchasable by him immediately prior to the time of his cessation of office or employment and he shall have no right to purchase any other Rock Creek Class A Shares. Options must be exercised within 90 days of termination of employment or cessation of position with Rock Creek, provided that if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

Pursuant to the terms of the stock option agreements entered into among Rock Creek and the Rock Creek optionees, all outstanding Rock Creek Options shall vest upon closing of the Arrangement.

There are currently Rock Creek Options outstanding to purchase 1,276,000 Rock Creek Class A Shares as follows:

	Number of Rock Creek Shares	Exercise Price	Expiry Date
Executive Officers of Rock Creek	321,000	$0.25	June 13, 2007
	75,000	$1.60	April 26, 2008
	305,000	$2.26	August 17, 2009
Directors who are not Officers of Rock Creek	185,000	$0.35	June 13, 2007
	40,000	$2.26	August 17, 2009
Subtotal	926,000		
All of the Employees of Rock Creek	125,000	$0.35	June 13, 2007
	87,500	$1.95	May 9, 2008
	12,500	$1.95	June 18, 2008
	125,000	$2.26	August 17, 2009
Subtotal	350,000		
Total	1,276,000		

Corporate Cease Trade Orders, Bankruptcies

No current or proposed director, officer or shareholder holding a sufficient number of Rock Creek Securities to affect materially the control of Rock Creek is, or has been within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No current or proposed director, officer or shareholder holding a sufficient number of securities of Rock Creek Securities to affect materially the control of Rock Creek has, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian Securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Material Contracts

Other than the Arrangement Agreement, Rock Creek is not a party to any material contracts.

Conflicts of Interest

There are potential conflicts of interest to which some of the directors, senior officers and executive officers of Rock Creek will be subject in connection with the operations of Rock Creek. Situations may arise where some of the business activities of the directors and officers will be in direct competition with Rock Creek. In particular, certain directors of Rock Creek are involved in managerial or director positions with other oil and gas companies, whose operations may, from time to time, be in direct competition with those of Rock Creek or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Rock Creek. Conflicts, if any, will be subject to the procedures and remedies under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

Legal Proceedings

To the knowledge of the management, Rock Creek is not a party to, nor are any of Rock Creek's properties subject to, any material legal proceedings.

Interest of Informed Persons in Material Transactions

Other than as set forth herein, no director or informed person or any associate or affiliate of the foregoing has, or has had, any material interest, direct or indirect, in any transaction within the three years before the date hereof or in any proposed transaction, that has materially affected or will materially affect Rock Creek or any of its subsidiaries.

Harley L. Winger, a director and Secretary of Rock Creek is a partner of the law firm Burstall Winger LLP, which firm has provided and continues to provide legal services to Rock Creek in the ordinary course of business.

Experts

As at June 23, 2005, the partners and associates of AJM beneficially owned, directly or indirectly, none of the outstanding Rock Creek Securities.

Auditors, Transfer Agent and Registrar

The auditors of Rock Creek are KPMG LLP, Chartered Accountants, suite 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9. The transfer agent and registrar of Rock Creek is Valiant, Suite 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1.

Additional Information

Additional information relating to Rock Creek is available on SEDAR at www.sedar.com. In addition, interested parties may contact Rock Creek at its corporate head office at Creek at Suite 2300, 520 - 5th Avenue S.W. Calgary, Alberta T2P 3R7, telephone (403) 537-1132; fax (403) 537-1138, to request copies of Rock Creek's financial statements and MD&A.

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SCHEDULE "H"

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

191(1) Subject to Sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to:

(b) amend its articles under Section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares or that class;

(c) amend its articles under Section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on;

(d) amalgamate with another corporation, otherwise than under Section 184 or 187;

(e) be continued under the laws of another jurisdiction under Section 189; or

(f) sell, lease or exchange all or substantially all its property under Section 190.

(2) A holder of shares of any class or series of shares entitled to vote under Section 176, other than Section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of anyone beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) and (2):

(a) at or before any meeting of shareholders at which the resolution is to be voted on; or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2):

(a) by the corporation; or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5);

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder:

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant; or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall:

(a) be made on the same terms; and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder:

(a) is not required to give security for costs in respect of an application under subsection (6); and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for:

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation;

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery;

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares;

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent;

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them;

(f) the service of documents; and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order:

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application;

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders; and

(c) fixing the time within which the corporation must pay that amount to a shareholder .

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13);

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder's shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs:

(a) the shareholder may withdraw the shareholder's dissent; or

(b) the corporation may rescind the resolution;

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after:

(a) the pronouncement of an order under subsection (13); or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder's shares;

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporations but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would by reason of the payment be less than the aggregate of its liabilities.

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SCHEDULE "I"

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

BETWEEN:

GREAT PLAINS EXPLORATION INC.

- and -

ROCK CREEK RESOURCES LTD.

June 21, 2005

and made effective as of June 3, 2005

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS	1
ARTICLE 2	INTERPRETATION	6
ARTICLE 3	ROCK CREEK'S CLOSING CONDITIONS	7
ARTICLE 4	GREAT PLAINS' CLOSING CONDITIONS	8
ARTICLE 5	MUTUAL CLOSING CONDITIONS	9
ARTICLE 6	ROCK CREEK'S REPRESENTATIONS AND WARRANTIES	11
ARTICLE 7	GREAT PLAINS' REPRESENTATIONS AND WARRANTIES	20
ARTICLE 8	GREAT PLAINS' COVENANTS	29
ARTICLE 9	ROCK CREEK'S COVENANTS	33
ARTICLE 10	TERMINATION	40
ARTICLE 11	ROCK CREEK OPTIONS	41
ARTICLE 12	BREAK FEE	42
ARTICLE 13	AMENDMENT	43
ARTICLE 14	COSTS	44
ARTICLE 15	DISCLOSURE	44
ARTICLE 16	CONFIDENTIALITY	44
ARTICLE 17	MISCELLANEOUS	45
EXHIBIT A	PLAN OF ARRANGEMENT	A-1

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated June 21, 2005 and made effective as of the 3rd day of June, 2005,

BETWEEN:

GREAT PLAINS EXPLORATION INC., a body corporate incorporated under the laws of Canada, having an office in Calgary, Alberta (hereinafter called "**Great Plains**")

AND:

ROCK CREEK RESOURCES LTD., a body corporate incorporated under the laws of the Province of Alberta, having an office in Calgary, Alberta (hereinafter called "**Rock Creek**")

WHEREAS the parties wish to combine the assets and operations of Great Plains and Rock Creek;

AND WHEREAS Great Plains and Rock Creek have previously entered into a letter of intent dated as of June 1, 2005 (the "**Letter of Intent**") providing for the combination of the assets and operations of Great Plains and Rock Creek;

AND WHEREAS pursuant to the Letter of Intent, Great Plains and Rock Creek agreed to negotiate in good faith the terms of a definitive arrangement agreement and elements of the plan of arrangement;

AND WHEREAS the parties hereto intend to carry out certain of the transactions contemplated herein pursuant to a plan of arrangement under the provisions of Section 193 of the *Business Corporations Act* (Alberta);

AND WHEREAS Great Plains and Rock Creek entered into an Arrangement Agreement dated June 3, 2005 ("Prior Agreement") that this Agreement shall amend and restate, rendering the Prior Agreement null and void and of no force and effect as of the date hereof;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, including in the recitals, unless the context otherwise requires:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), S.A. 2000, c. B-19, as amended, including the regulations promulgated thereunder;

(b) "**Agreement**" means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and "hereby", "hereof", "herein", "hereunder", "herewith" and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) "**Applicable Laws**" means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges, including the TSX and the TSXV;

(d) "**Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA as set out in the Plan of Arrangement;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(f) "**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta for the transaction of banking business;

(g) "**control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

(h) "**Court**" means the Court of Queen's Bench of Alberta;

(i) "**Depositary**" means Computershare Trust Company of Canada;

(j) "**Effective Date**" means the date on which the Arrangement becomes effective under the ABCA;

(k) "**Effective Time**" means the time at which Articles of Arrangement are filed with the Registrar on the Effective Date;

(l) "**Employee Obligations**" means any obligations or liabilities of Rock Creek to pay any amount to or on behalf of its officers, directors, consultants or employees, other than for salary (which for consultants shall include consulting fees) and, without limiting the generality of the foregoing, Employee Obligations shall include the obligations of Rock Creek to directors, officers, employees or consultants for severance or termination payments on the change of control of Rock Creek pursuant to any agreements or severance or retention policy and any pre-payments made to cover health and benefit insurance for terminated employees;

(m) "**Encumbrance**" includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried participation, net profits or other third party interest and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(n) "**Environmental Laws**" has the meaning ascribed thereto in Section 6.1(o) hereof;

(o) "**Final Order**" means the final order of the Court approving the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

232

(p) **"Great Plains"** means Great Plains Exploration Inc., a corporation incorporated under the *Canada Business Corporations Act*;

(q) **"Great Plains Financial Statements"** means the audited consolidated financial statements of Great Plains for the year ended December 31, 2004 together with the unaudited financial statements of Great Plains for the three months ended March 31, 2005;

(r) **"Great Plains Meeting"** means the special meeting of the Great Plains Shareholders to be held prior to the Effective Date, to consider, and if thought fit, authorize and approve the Great Plains Share Consolidation;

(s) **"Great Plains Public Documents"** means all documents or information filed by or on behalf of Great Plains, in compliance with or intended compliance with Applicable Laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators;

(t) **"Great Plains Shareholders"** means the holders of Great Plains Shares;

(u) **"Great Plains Share Consolidation"** means the consolidation of Great Plains Shares on a 2.13 for 1 basis to take effect, subject to Great Plains Shareholder approval at the Great Plains Meeting, prior to the Effective Date;

(v) **"Great Plains Shares"** means common shares in the capital of Great Plains;

(w) **"Great Plains Subsidiaries"** means Energy Explorer Inc., a corporation incorporated under the ABCA;

(x) **"in writing"** means written information including documents, files, records, books and other materials made available, delivered or produced by or on behalf of a Relevant Party to the other party or its agents, advisors or representatives, including in the course of a party conducting its due diligence review in respect of the other party to the date of this Agreement;

(y) **"Income Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

(z) **"Interim Order"** means an interim order of the Court concerning the Arrangement, containing declarations and directions with respect to the Arrangement and the holding of the Rock Creek Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa) **"Joint Information Circular"** means the joint information circular and proxy statement of Rock Creek and Great Plains to be mailed to Rock Creek Shareholders and Great Plains Shareholders in connection with the holding of the Rock Creek Meeting and the Great Plains Meeting;

(bb) **"Material Adverse Change"** means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, liabilities, prospects or privileges, whether contractual or otherwise, of a Relevant Party which has a Material Adverse Effect on such Relevant Party;

(cc) "**Material Adverse Effect**" means any effect that is, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, assets, prospects, capitalization or financial condition of a Relevant Party or that would prevent or materially impair or delay the ability of a Relevant Party to consummate the transactions contemplated by this Agreement (including the Plan of Arrangement) and any agreements contemplated hereunder; but "Material Adverse Effect" shall not include an effect resulting from (i) an action taken by a Relevant Party to which the other Relevant Party consented to in writing; (ii) conditions affecting the oil and gas industry generally in the jurisdictions in which such Relevant Party holds its assets, taken as a whole including, without limitation, changes in commodity prices or Taxes; or (iii) general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates;

(dd) "**misrepresentation**" includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(ee) "**person**" includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons, or association;

(ff) "**Plan of Arrangement**" or "**Plan**" means the plan of arrangement in the form substantially as set out in Exhibit A hereto as amended or supplemented from time to time in accordance with Article 12 hereof;

(gg) "**Prior Agreement**" shall mean the Arrangement Agreement between Great Plains and Rock Creek dated June 3, 2005;

(hh) "**Relevant Party**" means Great Plains and the Great Plains Subsidiaries (taken as a whole) or Rock Creek and the Rock Creek Subsidiaries (taken as a whole), as applicable;

(ii) "**Registrar**" has the meaning set forth in the ABCA;

(jj) "**Regulatory Authorities**" means all securities commissions, stock exchanges or other similar regulatory authorities in Canada and, as applicable, the United States and elsewhere;

(kk) "**Returns**" means all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(ll) "**Rock Creek**" means Rock Creek Resources Ltd., a corporation incorporated under the ABCA;

(mm) "**Rock Creek Class A Shares**" means the Class A shares of Rock Creek as constituted on the date hereof and shall also be deemed to include, as the context requires, any Rock Creek Class A Shares which may be issued after the date hereof pursuant to the exercise of Rock Creek Options, the exercise of Rock Creek Warrants or the change of Rock Creek Class B Shares pursuant to the Plan;

(nn) **"Rock Creek Class B Shares"** means the Class B shares of Rock Creek as constituted on the date hereof;

(oo) **"Rock Creek Financial Statements"** means the audited consolidated financial statements of Rock Creek for the year ended December 31, 2004 together with the unaudited financial statements of Rock Creek for the three months ended March 31, 2005;

(pp) **"Rock Creek Meeting"** means the special meeting of the Rock Creek Securityholders to be called to consider, among other things, and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(qq) **"Rock Creek Optionholders"** means the holders of Rock Creek Options;

(rr) **"Rock Creek Option Plan"** means the share option plan of Rock Creek, together with any amendments thereto;

(ss) **"Rock Creek Options"** means, collectively, the 1,292,667 outstanding options as of the date hereof to purchase Rock Creek Class A Shares pursuant to the Rock Creek Option Plan or otherwise;

(tt) **"Rock Creek Public Documents"** means all documents or information filed by or on behalf of Rock Creek in compliance with or intended compliance with Applicable Laws and which are accessible by a member of the general public through the System for Electronic Document Analysis and Retrieval (SEDAR) website maintained by the Canadian Securities Administrators;

(uu) **"Rock Creek Securityholders"** means collectively the holders of Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Optionholders and Rock Creek Warrantholders;

(vv) **"Rock Creek Shareholders"** means the holders of Rock Creek Shares;

(ww) **"Rock Creek Shares"** means, collectively, the Rock Creek Class A Shares and the Rock Creek Class B Shares;

(xx) **"Rock Creek Subsidiaries"** means:

(i) OMI Resources Ltd., a corporation incorporated under the ABCA; and

(ii) Rock Creek Production Partnership, a partnership formed under the laws of Alberta;

(yy) **"Rock Creek Warrants"** means, collectively, the outstanding 1,992,411 Class A Warrants, each such warrant exercisable into one (1) Rock Creek Class A Share on or before October 31, 2005 at $2.75 per warrant;

(zz) **"Rock Creek Warrantholders"** means the holders of Rock Creek Warrants;

(aaa) **"subsidiary"** shall have the meaning ascribed thereto in the ABCA;

(bbb) **"Superior Take-over Proposal"** means any bona fide written Take-over Proposal which, in the opinion of Rock Creek's board of directors, acting reasonably and in good faith and after consultation with its financial and legal advisors as reflected in the minutes of the board of directors: (i) constitutes a commercially feasible transaction for which firm financial arrangements have been made and which could be carried out within a time frame that is reasonable in the circumstances, and (ii) if consummated, would be superior to the Arrangement transaction contemplated hereby from a financial point of view to Rock Creek or to the Rock Creek Securityholders;

(ccc) **"take-over bid"** means an offer to acquire any class of securities of Rock Creek where, as of the date of the offer to acquire, the securities that are subject to the offer to acquire, together with securities held by the offeror or two or more persons acting jointly or in concert, constitute in aggregate 20% or more of all outstanding securities of such class;

(ddd) **"Take-over Proposal"** means, in respect of Rock Creek or its assets, any proposal or offer regarding any take-over bid, merger, consolidation, amalgamation, arrangement, sale of a material amount of assets, sale of treasury shares (other than pursuant to the Rock Creek Options or Rock Creek Warrants) or other business combination or similar transaction other than the arrangement transaction contemplated hereby;

(eee) **"Taxes"** means all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and employee withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers' compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which the applicable party to this Agreement or any subsidiary of such party, as the case may be, is required to pay, withhold or collect;

(fff) **"TSX"** means the Toronto Stock Exchange; and

(ggg) **"TSXV"** means the TSX Venture Exchange.

1.2 The following Exhibits form part of this Agreement:

Exhibit A - Plan of Arrangement

ARTICLE 2
INTERPRETATION

2.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2 Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5 References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7 All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

ARTICLE 3
ROCK CREEK'S CLOSING CONDITIONS

3.1 The obligations of Rock Creek to complete the Arrangement are subject to the fulfilment of the conditions precedent set forth below in this Section 3.1 on or before the Effective Date.

(a) The representations and warranties made by Great Plains in Section 7.1 hereof shall be true and correct as of the Effective Date as if made on and as of such date (unless such representation and warranty speaks as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Great Plains in the opinion of Rock Creek, exercised reasonably, and Great Plains shall have provided to Rock Creek a certificate of two senior officers of Great Plains certifying as to such matters on the Effective Date.

(b) Great Plains shall have complied in all material respects with its covenants in this Agreement and Great Plains shall have provided to Rock Creek a certificate of two senior officers of Great Plains certifying as to such compliance.

(c) Great Plains shall have provided to Rock Creek certified copies of the resolutions duly passed by the board of directors of Great Plains approving this Agreement and the consummation of the transactions contemplated hereby.

(d) There shall not have occurred any Material Adverse Change (or any condition, event or development involving a prospective Material Adverse Change) in respect of Great Plains subsequent to the date hereof, or prior to the date hereof which has not been publicly disclosed prior to the date hereof, or disclosed prior to the date hereof to Rock Creek in writing.

(e) Provided the Final Order is granted, the Great Plains Shares to be issued and cash to be paid pursuant to the Arrangement shall have been deposited with the Depositary together with an irrevocable direction executed by Great Plains authorizing and directing the Depositary to deliver Great Plains Shares and cash pursuant to the Arrangement to the Rock Creek Securityholders who are entitled to receive such Great Plains Shares, cash or a combination of Great Plains Shares and cash in accordance with the Arrangement.

(f) Rock Creek shall have received a legal opinion from Great Plains' counsel satisfactory to Rock Creek, acting reasonably, as to the distribution of Great Plains Shares under the Arrangement and in respect of such other matters with respect to Great Plains as Rock Creek may request, acting reasonably.

(g) The board of directors of Rock Creek shall have received a fairness opinion in writing from GMP Securities Ltd. (or such other financial advisor as may be agreed in writing between the parties) by June 17, 2005 or such later date as may be mutually agreed in writing between the parties, that the Arrangement is fair from a financial point of view to Rock Creek Shareholders and Rock Creek Warrantholders.

The foregoing conditions precedent are for the benefit of Rock Creek and may be waived, in whole or in part, by Rock Creek in writing at any time. If any of the conditions precedent set forth in this Article shall not be complied with or waived by Rock Creek on or before the date required for the performance thereof, Rock Creek may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by providing written notice to Great Plains.

ARTICLE 4
GREAT PLAINS' CLOSING CONDITIONS

4.1 The obligations of Great Plains to complete the Arrangement are subject to fulfilment of the conditions precedent set forth below in this Section 4.1 on or before the Effective Date.

(a) The representations and warranties made by Rock Creek in Section 6.1 hereof shall be true and correct as of the Effective Date as if made on and as of such date (unless such representations and warranties speak as of a particular date) except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect on Rock Creek in the opinion of Great Plains, exercised reasonably, and Rock Creek shall have provided to Great Plains a certificate of two senior officers of Rock Creek certifying as to such matters on the Effective Date.

(b) Rock Creek shall have complied in all material respects with its covenants in this Agreement and Rock Creek shall have provided to Great Plains a certificate of two senior officers certifying as to such compliance.

(c) Rock Creek shall have provided to Great Plains:

(i) certified copies of the resolutions duly passed by the board of directors of Rock Creek approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions of the Rock Creek Shareholders duly passed at the Rock Creek Meeting, approving the Arrangement.

(d) There shall not have occurred any Material Adverse Change (or any condition, event or development involving a prospective Material Adverse Change) in respect of Rock Creek subsequent to the date hereof or prior to the date hereof which has not been publicly disclosed prior to the date hereof, or disclosed prior to the date hereof to Great Plains in writing.

(e) The board of directors of Rock Creek shall have made, and shall not have modified or amended or withdrawn, in any adverse respect, the affirmative recommendation as set forth in Section 6.1(u) that the holders of Rock Creek Shares approve the Arrangement.

(f) Immediately prior to the Effective Time: (A) the aggregate number of Rock Creek Class A Shares issued and outstanding (including those which may be issued pursuant to the exercise of Rock Creek Options and Rock Creek Warrants) shall not exceed 21,909,409; (B) the aggregate number of Rock Creek Class B Shares issued and outstanding shall not exceed 832,500; (C) there shall be no other shares in the capital of Rock Creek outstanding; and (D) no person shall have any agreement or option or any right or privilege (whether by law, pre-emptive right, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any unissued Rock Creek Shares or other equity interests in Rock Creek. Rock Creek shall provide to Great Plains a certificate from Rock Creek's registrar and transfer agent as to the issued and outstanding Rock Creek Shares immediately prior to the Effective Date.

(g) Great Plains shall have received a legal opinion from Rock Creek counsel satisfactory to Great Plains, acting reasonably, as to all such matters as Great Plains may reasonably request.

(h) There shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that: (A) imposes any material limitations on the ability of Great Plains to effectively exercise full rights of ownership of the Rock Creek Shares (including, without limitation, the right to vote such shares) or all or any material portion of the business or assets of Great Plains or Rock Creek, respectively; or (B) compels Great Plains or Rock Creek to dispose of or hold separately all or any portion of the business or assets of Great Plains or Rock Creek or the Rock Creek Shares; or (C) has the effect or may have the effect to cease trade, enjoin, prohibit or impose limitations on the trading in Rock Creek Shares or on any Great Plains Shares issued pursuant to the Agreement.

The foregoing conditions precedent are for the benefit of Great Plains and may be waived, in whole or in part, by Great Plains in writing at any time. If any of the conditions precedent set forth in this Article shall not be complied with or waived by Great Plains on or before the date required for the performance thereof, Great Plains may, in addition to the other remedies they may have at law or equity, rescind and terminate this Agreement by providing written notice to Rock Creek.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1 The respective obligations of Great Plains and Rock Creek to complete the Arrangement are subject to fulfillment of the conditions precedent set forth below in this Section 5.1 on or before the Effective Date or such other time as is specified below.

(a) The Interim Order shall have been granted in form and substance satisfactory to Great Plains, and Rock Creek, acting reasonably, on or before June 24, 2005 and shall not have been set aside or modified in a manner unacceptable to each of Great Plains and Rock Creek, acting reasonably, on appeal or otherwise.

(b) A special resolution or resolutions approving the Arrangement shall have been passed by Rock Creek Securityholders as may be required pursuant to the Interim Order, at the Rock Creek Meeting on or before July 29, 2005, in form and substance satisfactory to each of Great Plains and Rock Creek, acting reasonably.

(c) On or before July 29, 2005, the Final Order shall have been granted in form and substance satisfactory to Great Plains and Rock Creek, each acting reasonably.

(d) The Arrangement shall have become effective on or before July 29, 2005.

(e) The Articles of Arrangement relating to the Arrangement shall be in form and substance satisfactory to Great Plains and Rock Creek, acting reasonably.

(f) There shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other material transactions contemplated herein; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein.

(g) All requisite domestic and foreign regulatory approvals and consents required to complete the Arrangement including, without limitation, those of the TSX as to the listing of Great Plains Shares issuable under the Plan of Arrangement, or applicable competition and other governmental authorities or Regulatory Authorities, shall have been obtained on terms and conditions satisfactory to Rock Creek and Great Plains acting reasonably, and all domestic and foreign statutory or regulatory waiting periods applicable to the transactions contemplated under the Arrangement shall have expired or been terminated, and no objection or opposition to the Arrangement or any of the transactions contemplated thereby or hereby shall have been filed, initiated or made by any governmental authority or Regulatory Authority during any applicable statutory or regulatory period.

(h) In the event that dissent rights are given to Rock Creek Securityholders under the terms of the Interim Order, holders of not more than 5% of the issued and outstanding Rock Creek Class A Shares or holders of not more than 25% of the Rock Creek Class B Shares, respectively, shall have exercised such rights of dissent in relation to the Plan of Arrangement.

The foregoing conditions are for the mutual benefit of Great Plains and Rock Creek and may be waived, in whole or in part, by Great Plains and Rock Creek on behalf of itself, at anytime. If any of the conditions precedent set forth in this Article shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Great Plains or Rock Creek may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other party.

ARTICLE 6
ROCK CREEK'S REPRESENTATIONS AND WARRANTIES

6.1 Rock Creek hereby represents and warrants (and, as applicable, covenant) to Great Plains as set forth below in this Section 6.1 and acknowledges that Great Plains is relying upon these representations, warranties and covenants in connection with the entering into of this Agreement and matters contemplated by this Agreement.

(a) Rock Creek is a corporation duly incorporated and organized and validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to own its properties and conduct its business as now owned and conducted. Each of the Rock Creek Subsidiaries is a corporation duly incorporated, organized and formed, as the case may be and validly subsisting under the laws of its jurisdiction of incorporation or formation, as the case may be and has the requisite power and authority to own its properties and conduct its business as now owned and conducted. Each of Rock Creek and the Rock Creek Subsidiaries are duly registered to do business and are each in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Rock Creek.

(b) Rock Creek has the requisite corporate authority to enter into this Agreement and all agreements contemplated hereunder and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement by Rock Creek and all agreements contemplated hereunder and the consummation of the transactions contemplated hereby and thereby have been duly authorized by Rock Creek's board of directors, and (except for approvals contemplated by this Agreement) no other corporate proceedings on the part of Rock Creek are or will be necessary to authorize this Agreement or any other agreement contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Rock Creek and all other agreements contemplated hereunder have been or will be on or before the Effective Date duly executed and delivered by Rock Creek, as applicable, and this Agreement constitutes, and all agreements contemplated hereunder constitute or will, by the Effective Date, constitute, legal, valid and binding obligations of Rock Creek enforceable against Rock Creek in accordance with their terms.

(c) Except for the approvals contemplated in this Agreement, neither the execution and delivery of this Agreement or any other agreement contemplated hereunder by Rock Creek, the consummation of the transactions contemplated hereby nor compliance by Rock Creek with any of the provisions hereof and thereof will: (i) violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any Encumbrance upon any of the properties or assets of Rock Creek under any of the terms, conditions or provisions of (A) the constating documents or any resolutions of Rock Creek or any of the Rock Creek Subsidiaries or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which Rock Creek or any of the Rock Creek Subsidiaries is a party or to which either of them, or any of their respective properties or assets, may be subject or by which Rock Creek or any of the Rock Creek Subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 6.1(d), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Rock Creek or any of the Rock Creek Subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Rock Creek); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Rock Creek.

(d) Except for the approvals contemplated in this Agreement, and approvals that have been obtained and other than in the normal course in connection with or in compliance with the provisions of securities laws, the rules of the TSXV and any pre-merger notification statutes, (i) there is no legal impediment to Rock Creek's consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Rock Creek in connection with the making of this Agreement or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Rock Creek.

(e) As of the date hereof: (i) the authorized share capital of Rock Creek consists of an unlimited number of Rock Creek Class A Shares, an unlimited number of Rock Creek Class B Shares and an unlimited number of preferred shares of which 18,640,998 Rock Creek Class A Shares, 832,500 Rock Creek Class B Shares and nil preferred shares are issued and outstanding; (ii) 1,276,000 Rock Creek Class A Shares are issuable pursuant to the exercise of outstanding Rock Creek Options; and (iii) 1,992,411 Rock Creek Class A Shares are reserved for issuance upon conversion of the Rock Creek Warrants. Except as set forth in the immediately preceding sentence, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Rock Creek of any shares in the capital of Rock Creek or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares in the capital of Rock Creek, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Rock Creek. All outstanding Rock Creek Shares have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Rock Creek Shares issuable upon exercise of outstanding Rock Creek Options or upon conversion of outstanding Rock Creek Warrants in accordance with their respective terms will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) To the best of the knowledge of Rock Creek, the data and information provided to Great Plains and its agents and representatives is complete and true and correct in all material respects and, except where such data or information is expressed by its terms to be at or as at a specified date, such data or information is complete and true and correct in all material respects as of such date.

(g) Except (i) as disclosed or reflected in the Rock Creek Financial Statements; and (ii) for liabilities and obligations: (A) incurred in the ordinary course of business and consistent with past practice, (B) incurred pursuant to or in connection with the terms of this Agreement, or (C) as disclosed in the Rock Creek Public Documents, neither Rock Creek nor any Rock Creek Subsidiary has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on a balance sheet of Rock Creek as of the date hereof.

(h) Rock Creek has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except for any agreements which may be entered into in respect of the solicitation of proxies for the Rock Creek Meeting on terms which have been approved by Great Plains, and except that GMP Securities Ltd. has been retained as Rock Creek's financial advisors in connection with certain matters including the transactions contemplated hereby and no fees are payable to any such advisors or past advisors other than pursuant to such agreements.

(i) Since December 31, 2004, and except as disclosed in the Rock Creek Public Documents, neither Rock Creek nor any Rock Creek Subsidiary has taken any action that would be in violation of Section 9.1(a) if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on Rock Creek.

(j) Rock Creek has filed on SEDAR (i) its information circular relating to the 2005 annual meeting of shareholders of Rock Creek; and (ii) the Rock Creek Financial Statements. As of their respective dates, such circular and statements (including all exhibits and schedules thereto and documents incorporated by reference therein): (i) did not contain any misrepresentation, and (ii) complied in all material respects with all Applicable Laws. The Rock Creek Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada, and fairly present the financial position, results of operations and changes in financial position of Rock Creek as of the dates thereof and for the periods indicated therein.

(k) Rock Creek will during the term of this Agreement deliver to Great Plains as soon as they become available true and complete copies of any report or statement filed by it with any Regulatory Authority under Applicable Laws, subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Great Plains, as to which Rock Creek makes no representation) will comply in all material respects with all applicable legal requirements including those of any Regulatory Authority under Applicable Laws. The financial statements of Rock Creek issued by Rock Creek or to be included in such reports and statements (excluding any information therein provided by Great Plains, as to which Rock Creek makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Rock Creek's independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of Rock Creek as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(l) The Rock Creek Subsidiaries are Rock Creek's only subsidiaries and all of the shares of each Rock Creek Subsidiary are currently owned directly or indirectly by Rock Creek with valid and marketable title thereto free and clear of any and all encumbrances and demands of any nature or kind whatsoever.

(m) The corporate records and minute books of Rock Creek and the Rock Creek Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(n) There is no claim, action, proceeding or investigation pending or, to the knowledge of Rock Creek, threatened against or relating to Rock Creek or any Rock Creek Subsidiary or affecting any of its properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on Rock Creek, nor is Rock Creek aware of any basis for any such claim, action, proceeding or investigation. Neither Rock Creek nor any Rock Creek Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Rock Creek.

(o) To the knowledge of Rock Creek:

(i) neither Rock Creek nor any Rock Creek Subsidiary is in material violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(ii) each of Rock Creek and the Rock Creek Subsidiaries have operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(iii) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by Rock Creek or any Rock Creek Subsidiary during the period of its ownership or tenure or under its control during the period in which it has had control;

(iv) there have been no material spills, releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Rock Creek or any Rock Creek Subsidiary;

(v) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Rock

Creek or any of the Rock Creek Subsidiaries other than abandonment and similar notices issued in connection with the normal course of business;

(vi) each of Rock Creek and the Rock Creek Subsidiaries hold all material licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect; and

(vii) other than as provided by Rock Creek to Great Plains, neither Rock Creek nor any Rock Creek Subsidiary has obtained any environmental reports, audits or reviews in respect of its assets.

(p) Neither Rock Creek nor any Rock Creek Subsidiary have received notice of any proposed environmental policies or laws which Rock Creek reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of Rock Creek and the Rock Creek Subsidiaries taken as a whole, other than those that apply to the industry generally.

(q) Policies of insurance in force as of the date hereof naming Rock Creek or any of the Rock Creek Subsidiaries as an insured adequately cover all material risks reasonably and prudently foreseeable in the operation and conduct of the business of Rock Creek as would be customary in respect of the business carried on by Rock Creek and the Rock Creek Subsidiaries. All such policies of insurance shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereby or by the Plan of Arrangement and in the event such policies expire pursuant to their terms, Rock Creek will use reasonable commercial efforts to renew such insurance for at least such period of time as is necessary to have adequate insurance until after the Effective Date.

(r) (i) All Returns required to be filed by or on behalf of Rock Creek and the Rock Creek Subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Rock Creek's Financial Statements, and no other Taxes are payable by Rock Creek or any of the Rock Creek Subsidiaries with respect to items or periods covered by such Returns.

(ii) Rock Creek and the Rock Creek Subsidiaries have paid or provided adequate accruals in the Rock Creek Financial Statements for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(iii) No material deficiencies exist or have been asserted with respect to Taxes of Rock Creek or any Rock Creek Subsidiary. Neither Rock Creek nor any Rock Creek Subsidiary are a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Rock Creek or any Rock Creek Subsidiary or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Rock Creek or any of the Rock Creek Subsidiaries. The Returns of Rock Creek and the Rock Creek Subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

(s) For all periods since January 1, 2002, Great Plains has been furnished by Rock Creek and the Rock Creek Subsidiaries with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Rock Creek and the Rock Creek Subsidiaries or on behalf of Rock Creek and the Rock Creek Subsidiaries relating to Taxes; and (ii) all pro-forma separate federal and provincial income or franchise tax returns for Rock Creek.

(t) Rock Creek is a "reporting issuer", or the equivalent thereof, in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and is in material compliance with all securities laws of such provinces of Canada and the rules and policies of the TSXV and the Rock Creek Shares are listed only on the TSXV. Rock Creek currently holds no assets (on a book value basis) located in the United States and had no sales in or from the United States in the most recently completed fiscal year.

(u) The board of directors of Rock Creek, upon consultation with its financial advisors and having received the verbal opinion of such financial advisors that the consideration offered pursuant to the Arrangement is fair, from a financial point of view, to the Rock Creek Shareholders and Rock Creek Warrantholders, has determined that the Arrangement is fair to the Rock Creek Shareholders and Rock Creek Warrantholders, that the Arrangement is in the best interests of Rock Creek and the Rock Creek Shareholders and Rock Creek Warrantholders, has unanimously approved the Arrangement and the entering into of this Agreement and has resolved to unanimously recommend that Rock Creek Shareholders and Rock Creek Warrantholders vote in favour of the Arrangement.

(v) All filings made by Rock Creek under which it has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact and do not omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed.

(w) All information relating to Rock Creek and the Rock Creek Subsidiaries provided by Rock Creek for inclusion in the Joint Information Circular shall be true and complete in all material respects and shall not contain a misrepresentation.

(x) No Regulatory Authority has issued any order preventing or suspending trading of any securities of Rock Creek and, to the knowledge of Rock Creek, Rock Creek is not in default of any requirement of Applicable Laws in any material respect.

(y) The information and statements set forth in the Rock Creek Public Documents are true, correct and complete and do not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to Rock Creek which is not disclosed in the Rock Creek Public Documents, and Rock Creek has not filed any confidential material change reports which continue to be confidential.

(z) Rock Creek:

(i) has no defined benefit plans or other similar employee pension benefit plans, and has not made any promises with respect to benefits under such plans;

(ii) has provided adequate accruals in its audited financial statements for the year ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Rock Creek arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Rock Creek as well as for any other payment required to be made by Rock Creek in connection with the termination of employment or retirement of any employee of Rock Creek in respect of the fiscal period ended December 31, 2004; and

(iii) has no stock option plans or arrangements other than the Rock Creek Option Plan, together with any amendments thereto.

(aa) Except as disclosed in writing to Great Plains, Rock Creek is not a party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

(bb) There is not in effect with respect to Rock Creek (and prior to the Effective Date, Rock Creek will not implement), any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Rock Creek Shares or other securities of Rock Creek or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective.

(cc) Rock Creek has not waived or released the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Rock Creek.

(dd) There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Rock Creek or, to the knowledge of Rock Creek, any director, officer, employee or consultant or any affiliate (as defined in the ABCA) of such persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Rock Creek; (i) in a particular manner or to a particular locality or geographic region, or (ii) for a limited period of time.

(ee) The execution, delivery and performance of this Agreement does not and will not result in restricting Rock Creek or any Rock Creek Subsidiary from engaging in its business or from competing with any person or in any geographical area and does not and will not result in a Material Adverse Effect on its business or trigger or cause to arise any rights of any person under any contract or arrangement to restrict it from engaging in the business currently carried on by Rock Creek and Rock Creek Subsidiaries.

(ff) Rock Creek and each Rock Creek Subsidiary have conducted and is conducting its business substantially in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Rock Creek in each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of Rock Creek, as now conducted, and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on Rock Creek and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Rock Creek.

(gg) All ad valorem, property, production, severance and similar taxes and assessments, royalties or lease rentals based on or measured by the ownership of property or the production of petroleum substances or the receipt of proceeds therefrom payable by Rock Creek in respect of any properties or assets due up to the date hereof and which will be due at the Effective Time have been or will be properly and fully paid and discharged.

(hh) No officer, director, employee or consultant of Rock Creek, any associate or affiliate or any such person, or any party not at arm's length to Rock Creek owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from Rock Creek's properties or assets or any revenue or rights attributed thereto.

(ii) Although it does not warrant title:

(i) Rock Creek has no reason to believe that Rock Creek does not have the right, subject to applicable laws and to applicable title documents, to produce and sell its petroleum and natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and represents and warrants that the Interests are free and clear of adverse claims created by, through or under Rock Creek, except those arising in the ordinary course of business, and, to the best of its knowledge after due inquiry, Rock Creek holds the Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements; and

(ii) Rock Creek is not aware of any defects, failures or impairments in the title of Rock Creek to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on Rock Creek.

(jj) Except as disclosed in writing by Rock Creek to Great Plains, Rock Creek has not entered into any commodity price hedges.

(kk) Rock Creek does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures (each as defined in the Income Tax Act) to any purchaser of Rock Creek Shares that have not yet been fully expended and renounced and reflected in the Rock Creek Financial Statements.

(ll) Rock Creek has not withheld from Great Plains any material information or documents concerning Rock Creek or its assets or liabilities during the course of Great Plains' review of Rock Creek and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Great Plains by Rock Creek pursuant hereto contains or will contain an untrue statement of a material fact or omits to state a material fact which is necessary to make the statements herein not misleading.

(mm) Since December 31, 2004, Rock Creek has carried out its business in the ordinary and usual course and there has not been:

(i) any Material Adverse Change in the financial condition, business, operations, assets, property or prospects of Rock Creek, financial or otherwise, however arising, including, without limitation, as a result of any legislation or regulatory change, revocation of any license or right to do business, fire, explosion, accident, casualty, labour problem, flood, drought, riot, story or act of God;

(ii) any sale, lease, transfer, license or assignment of any assets, property or inventory of Rock Creek, other than in the ordinary and usual course of business;

(iii) any damage, destruction or property loss, whether or not covered by insurance, having a Material Adverse Effect on the properties or business of Rock Creek;

(iv) any incurrence by Rock Creek outside of the ordinary and usual course of business in excess of $50,000 in the aggregate of indebtedness or liability (absolute or contingent) or assumption of obligations or any capital expenditure outside the ordinary and usual course of business;

(v) any cancellation or compromise by Rock Creek of any debt or claim, except for adjustments made in the ordinary and usual course of business which, in the aggregate, are not material;

(vi) any waiver or release by Rock Creek of any material right or interest;

(vii) except as disclosed in writing to Great Plains, any arrangement, agreement or undertaking entered into by Rock Creek not terminable on 30 days or less notice without cost or liability (including, without limitation, any payment of or promise to pay any bonus or special compensation with employees or any increase in compensation or benefits to employees, officers or directors) other than in the usual and ordinary course of business;

(viii) any amendment to, or change made or authorized in, the articles or by-laws of Rock Creek;

(ix) any loan to or other transaction with any employee, officer, director, shareholder or partner, or any related person (as defined in the *Income Tax Act* (Canada)) thereof, giving rise to any claim or right of Rock Creek against any such person or of such person against Rock Creek;

(x) to the knowledge of Rock Creek, any acceleration, amendment, termination, modification or cancellation or threat thereof by any party of any contract, lease or other agreement or instrument to which Rock Creek is a party or by which Rock Creek is bound so as to have a Material Adverse Effect on the properties or business of Rock Creek; or

(xi) any alteration in the manner of the keeping of the books, accounts or records of Rock Creek or in the accounting practices therein reflected.

(nn) To the knowledge of Rock Creek, Rock Creek is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labour practices.

(oo) No employee or independent contractor of Rock Creek is on short-term or long-term disability benefits or, to its knowledge, in the process of applying for short-term or long-term disability benefits.

(pp) With respect to any employee or independent contractor of Rock Creek whose employment has been terminated within two years prior to the date of this Agreement, all amounts owing in respect of such termination (whether as salary, benefits, severance or termination pay) have been paid and no such employee or independent contractor has made or, to its knowledge, has any legal basis to make, any claim for further payment, whether in respect of salary, benefits, severance or termination payment or otherwise.

(qq) Rock Creek made available to AJM Petroleum Consultants, prior to the issuance of their report as at December 31, 2004, as to the oil and natural gas reserves of Rock Creek (the "**AJM Report**"), all information material to an adequate determination of oil and gas reserves and, to the knowledge of Rock Creek, none of such information contained a material misrepresentation. Rock Creek has reviewed the AJM Report and, to the best of Rock Creek's knowledge, there are no manifest errors in the AJM Report which are material (other than those which may be affected by the disposition of petroleum and natural gas assets in the ordinary course) provided, however, that Rock Creek does not make any representation or warranty as to (i) the forecasts of future prices to be received for petroleum substances produced from the lands listed therein or lands pooled or unitized therewith, (ii) the quantity, quality of composition of petroleum substances contained within the lands listed therein and the lands pooled or unitized therewith, the quantity or quality of such petroleum substances which will be produced in the future, the rate at which such petroleum substances will be produced or the markets which will be available for the sale of such petroleum substances or (iii) the rates of inflation affecting the future costs (including both capital and operating costs) which will be incurred in producing, saving and marketing such petroleum substances; Rock Creek has no knowledge of any Material Adverse Change which would affect the AJM Report since the effective date of the AJM Report.

ARTICLE 7
GREAT PLAINS' REPRESENTATIONS AND WARRANTIES

7.1 Great Plains hereby represents and warrants (and, as applicable, covenants) to Rock Creek as set forth below in this Section 7.1 and acknowledges that Rock Creek is relying upon these representations and warranties in connection with the entering into of this Agreement and the matters contemplated by this Agreement.

(a) Great Plains is a corporation duly incorporated and organized and validly existing under the laws of Canada and it has the requisite power and authority to own its properties and to conduct its business as now owned or conducted. Each of the Great Plains Subsidiaries is a corporation duly incorporated, organized and formed, as the case may be, and validly subsisting under the laws of its jurisdiction of incorporation or formation, as the case may be and has the requisite power and authority to own its properties and conduct its business as now owned and conducted. Each of Great Plains and the Great Plains Subsidiaries is duly registered to do business and are each in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Great Plains.

(b) Great Plains has the requisite corporate authority to enter into this Agreement and all agreements contemplated hereunder and to carry out its respective obligations hereunder and thereunder. The execution and delivery of this Agreement and all agreements contemplated hereunder and the consummation by Great Plains of the transactions contemplated hereby and thereby (including the allotment and issuance of the Great Plains Shares pursuant to the Plan of Arrangement) have been duly authorized by its board of directors and no other corporate proceedings on its part are or will be necessary to authorize this Agreement or any other agreement contemplated hereunder and the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by Great Plains and all agreements contemplated hereunder have been or will be on or before the Effective Date duly executed and delivered by Great Plains, and this Agreement does constitute and all other agreements contemplated hereunder constitute, or will by the Effective Date constitute, legal, valid and binding obligations of Great Plains enforceable against it in accordance with their terms.

(c) Except for the approvals contemplated in this Agreement, neither the execution and delivery of this Agreement or any other agreement contemplated hereunder by Great Plains, the consummation of the transactions contemplated hereby and thereby nor compliance by Great Plains with any of the provisions hereof or thereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of an Encumbrance upon any of the properties or assets of Great Plains or any of the Great Plains Subsidiaries under, any of the terms, conditions or provisions of (A) the constating documents of or any resolutions of Great Plains or any of the Great Plains Subsidiaries or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other material instrument or obligation to which Great Plains or any of the Great Plains Subsidiaries is a party or to which any of its properties or assets may be subject or by which Great Plains or any of the Great Plains Subsidiaries is bound; (ii) subject to compliance with the statutes and regulations referred to in Section 7.1(d), violate any judgement, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Great Plains or any of the Great Plains Subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults or terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Great Plains); or (iii) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on Great Plains.

(d) Except for the approvals contemplated in this Agreement and approvals that have been obtained and other than in connection with or in compliance with the provisions of securities laws, the rules of the TSX and any pre-merger notification statutes, (i) there is no legal impediment to Great Plains' consummation of the transactions contemplated by this Agreement or any agreements contemplated hereunder, and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Great Plains in connection with the making of this Agreement or the consummation of the transactions contemplated by this Agreement or any agreement contemplated hereunder, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on Great Plains.

(e) The authorized capital of Great Plains consists of an unlimited number of common shares and preferred shares. As of the date hereof, there are issued and outstanding 34,634,274 common shares and nil preferred shares. Except pursuant to this Agreement and the Great Plains stock option plan, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Great Plains of any Great Plains Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire any Great Plains Shares, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attribute of Great Plains. All outstanding Great Plains Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to, nor were they issued in violation of, any pre-emptive rights, and all Great Plains Shares to be issued pursuant to the Arrangement will be, when issued in accordance with the Plan of Arrangement, duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights.

(f) To the best of the knowledge of Great Plains, the data and information provided to Rock Creek and its agents and representatives is complete and true and correct in all material respects and, except where such data or information is expressed by its terms to be at or as at a specified date, such data or information is complete and true and correct in all material respects as of such date.

(g) Except (i) as disclosed or reflected in the Great Plains Financial Statements, and (ii) for liabilities and obligations (A) incurred in the ordinary course of business and consistent with past practice, (B) incurred pursuant to or in connection with the terms of this Agreement, (C) as disclosed in Great Plains Public Documents, neither Great Plains nor any Great Plains Subsidiary has incurred any material liabilities of any nature, whether accrued, contingent or otherwise or which would be required by generally accepted accounting principles applicable in Canada to be reflected on the consolidated balance sheet of Great Plains as of the date hereof.

(h) Great Plains has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or any transaction contemplated herein.

(i) Great Plains has been a "reporting issuer", or the equivalent thereof, in British Columbia, Alberta, Saskatchewan, Ontario, Quebec, Nova Scotia, New Brunswick, Prince Edward Island, Newfoundland, Labrador, Northwest Territories, Yukon and Nunavut for at least four months prior to the date hereof and is in material compliance with all securities laws of such provinces and the Great Plains Shares are listed on the TSX.

(j) Since December 31, 2004, and except as disclosed in the Great Plains Public Documents, neither Great Plains nor any Great Plains Subsidiary has taken any action that would be in violation of Section 8.1(a) if such provision had been in effect since such date, other than violations which would not have any Material Adverse Effect on Great Plains.

(k) Great Plains has filed on SEDAR (i) its information circular relating to the 2005 annual meeting of shareholders of Great Plains; (ii) its annual information form for the year ended December 31, 2004; and (iii) the Great Plains Financial Statements. As of their respective dates, such circular, annual information form and statements (including all exhibits and schedules thereto and documents incorporated by reference therein): (i) did not contain any misrepresentation, and (ii) complied in all material respects with all Applicable Laws. The Great Plains Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada, and fairly present the financial position, results of operations and changes in financial position of Great Plains as of the dates thereof and for the periods indicated therein.

(l) Great Plains will, during the term of this Agreement, deliver to Rock Creek as soon as they become available true and complete copies of any report or statement filed by it with any Regulatory Authority under Applicable Laws subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by Rock Creek as to which Great Plains makes no representation) will comply in all material respects with all applicable legal requirements including those of any Regulatory Authority under Applicable Laws. The financial statements of Great Plains issued by Great Plains or to be included in such reports and statements (excluding any information therein provided by Rock Creek, as to which Great Plains makes no representation) will be prepared in accordance with generally accepted accounting principles in Canada (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of Great Plains' independent accountants, or (ii) in the case of unaudited interim financial statements, to the extent they may not include footnotes or may be condensed or summary statements) and will present fairly the financial position, results of operations and changes in financial position of Great Plains as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments).

(m) The Great Plains Subsidiaries are Great Plains' only subsidiaries and all of the shares of each Great Plains Subsidiary are currently owned directly or indirectly by Great Plains with valid and marketable title thereto, free and clear of any and all Encumbrances and demands of any nature or kind whatsoever.

(n) The corporate records and minute books of Great Plains and the Great Plains Subsidiaries have been maintained in accordance with all applicable statutory requirements and are complete and accurate in all material respects.

(o) There is no claim, action, proceeding or investigation pending or, to the knowledge of Great Plains, threatened against or relating to Great Plains or any Great Plains Subsidiary or affecting any of their respective properties or assets before any court or governmental or regulatory authority or body that, if adversely determined, is likely to have a Material Adverse Effect on Great Plains, nor is Great Plains aware of any basis for any such claim, action, proceeding or investigation. Neither Great Plains nor any Great Plains Subsidiary is subject to any outstanding order, writ, injunction or decree that has had or is reasonably likely to have a Material Adverse Effect on Great Plains.

(p) To the knowledge of Great Plains:

(i) neither Great Plains nor any Great Plains Subsidiary is in material violation of any applicable Environmental Laws;

(ii) each of Great Plains and the Great Plains Subsidiaries has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without material violation of Environmental Laws;

(iii) there have been no material spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified or are in the process of being rectified on any of the real property owned or leased by each of Great Plains or any Great Plains Subsidiary during the period of its ownership or tenure or under its control during the period in which it has had control;

(iv) there have been no material spills, releases, deposits or discharges, in material violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Great Plains or any Great Plains Subsidiary;

(v) no material orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Great Plains or any of the Great Plains Subsidiaries other than abandonment and similar notices issued in connection with the normal course of business;

(vi) each of Great Plains and the Great Plains Subsidiaries holds all material licenses, permits and approvals required under any Environmental Laws in connection with the operation of its respective business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect; and

(vii) other than as provided by Great Plains to Rock Creek, neither Great Plains nor any Great Plains Subsidiary has obtained any environmental reports, audits or reviews in respect of its assets.

(q) Neither Great Plains nor any of the Great Plains Subsidiaries has received notice of any proposed environmental policies or laws which Great Plains reasonably believes would have a Material Adverse Effect on any oil and/or gas exploration, development or production operations of Great Plains and the Great Plains Subsidiaries taken as a whole, other than those that apply to the industry generally.

(r) Policies of insurance in force as of the date hereof naming Great Plains or any of the Great Plains Subsidiaries as an insured adequately cover all material risks reasonably and prudently foreseeable in the operation and conduct of the business of Great Plains and the Great Plains Subsidiaries as would be customary in respect of the businesses carried on by Great Plains and the Great Plains Subsidiaries.

(s) (i) All Returns required to be filed by or on behalf of Great Plains and the Great Plains Subsidiaries have been duly filed on a timely basis and such Returns are true, complete and correct in all material respects. All Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis or have been accrued for on Great Plains'

Financial Statements, and no other Taxes are payable by Great Plains or any of the Great Plains Subsidiaries with respect to items or periods covered by such Returns.

(ii) Great Plains and the Great Plains Subsidiaries have paid or provided adequate accruals in Great Plains Financial Statements for Taxes, including income taxes and related deferred taxes, in conformity with generally accepted accounting principles applicable in Canada.

(iii) No material deficiencies exist or have been asserted with respect to Taxes of Great Plains or any Great Plains Subsidiary. Neither Great Plains or any of the Great Plains Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Great Plains, any Great Plains Subsidiary or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Great Plains or Great Plains Subsidiaries. The Returns of Great Plains were audited in 2002. The Returns of the Great Plains Subsidiaries have never been audited by a government or taxing authority, nor is any such audit in process, pending or threatened.

(t) For all periods since June 17, 2004, Rock Creek has been furnished by Great Plains and the Great Plains Subsidiaries with true and complete copies of (i) relevant portions of income tax audit reports, statements of deficiencies, closing or other agreements received by Great Plains and the Great Plains Subsidiaries or on behalf of Great Plains and the Great Plains Subsidiaries relating to Taxes; and (ii) all pro-forma separate federal and provincial income or franchise tax returns for Great Plains.

(u) All filings made by Great Plains under which it has received or is entitled to government incentives have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact and do not omit to state any material fact which could cause any amount previously paid or previously accrued on its accounts to be recovered or disallowed.

(v) No Regulatory Authority has issued any order preventing or suspending trading of any securities of Great Plains and Great Plains is not in default of any requirement of Applicable Laws in any material respect.

(w) The information and statements set forth in the Great Plains Public Documents are true, correct and complete and do not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to Great Plains or the Great Plains Subsidiaries which is not disclosed in such public record, and Great Plains has not filed any confidential material change reports which continue to be confidential.

(x) Great Plains:

(i) has no defined benefit plans or other similar employee pension benefit plans, and has not made any promises with respect to benefits under such plans;

(ii) has provided adequate accruals in its audited financial statements for the year ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of Great Plains arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on Great Plains as well as for any other payment required to be made by Great Plains in connection with the termination of employment or retirement of any employee of Great Plains in respect of the fiscal period ended December 31, 2004; and

(iii) has no stock option plans or arrangements other than the Great Plains stock option plan, together with any amendments thereto.

(y) Except as disclosed in writing to Rock Creek, Great Plains is not a party to any employment agreement or to any written or oral policy, agreement, obligation or understanding or any amendment thereto which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause on giving reasonable notice as may be implied by law.

(z) There is not in effect with respect to Great Plains (and prior to the Effective Date, Great Plains will not implement), any shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Great Plains Shares or other securities of Great Plains or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or on the Arrangement becoming effective.

(aa) There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place, whether written or oral, to which Great Plains or, to the knowledge of Great Plains, any director, officer, employee or consultant or any affiliate (as defined in the ABCA) of such persons is a party or is otherwise bound that would now or hereafter, in any way limit the business or operations of Great Plains; (i) in a particular manner or to a particular locality or geographic region, or (ii) for a limited period of time.

(bb) The execution, delivery and performance of this Agreement does not and will not result in restricting Great Plains or any Great Plains Subsidiary from engaging in its business or from competing with any person or in any geographical area and does not and will not result in a Material Adverse Effect on its business or trigger or cause to arise any rights of any person under any contract or arrangement to restrict it from engaging in the business currently carried on by Great Plains and Great Plains Subsidiaries.

(cc) All information relating to Great Plains and the Great Plains Subsidiaries provided by Great Plains for inclusion in the Joint Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation.

(dd) Great Plains and each Great Plains Subsidiary has conducted and is conducting its business substantially in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Great Plains in each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business which are necessary or desirable to carry on the business of Great Plains, as now conducted, and where the failure to so conduct business or be in such compliance would have a Material Adverse Effect on Great Plains and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any Material Adverse Effect on Great Plains.

(ee) All ad valorem, property, production, severance and similar taxes and assessments, royalties or lease rentals based on or measured by the ownership of property or the production of petroleum substances or the receipt of proceeds therefrom payable by Great Plains in respect of any properties or assets due up to the date hereof and which will be due at the Effective Time have been or will be properly and fully paid and discharged.

(ff) No officer, director, employee or consultant of Great Plains, any associate or affiliate or any such person, or any party not at arm's length to Great Plains owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from Great Plains' properties or assets or any revenue or rights attributed thereto.

(gg) Although it does not warrant title:

(i) Great Plains has no reason to believe that it does not have the right, subject to applicable laws and to applicable title documents, to produce and sell its petroleum and natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and represents and warrants that, to its knowledge, the Interests are free and clear of adverse claims created by, through or under Great Plains, except those arising in the ordinary course of business, and, to its knowledge, it holds the Interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements; and

(ii) Great Plains is not aware of any defects, failures or impairments in the title of Great Plains or any of the Great Plains Subsidiaries to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on Great Plains.

(hh) Great Plains has not withheld from Rock Creek any material information or documents concerning Great Plains or its assets or liabilities during the course of Rock Creek's review of Great Plains and its assets. No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Rock Creek by Great Plains pursuant hereto contains or will contain an untrue statement of a material fact or omits to state a material fact which is necessary to make the statements herein not misleading.

(ii) Since December 31, 2004, Great Plains has carried out its business in the ordinary and usual course and there has not been:

(i) any Material Adverse Change in the financial condition, business, operations, assets, property or prospects of Great Plains, financial or otherwise, however arising, including, without limitation, as a result of any legislation or regulatory change, revocation of any license or right to do business, fire, explosion, accident, casualty, labour problem, flood, drought, riot, story or act of God;

(ii) any sale, lease, transfer, license or assignment of any assets, property or inventory of Great Plains, other than in the ordinary and usual course of business;

(iii) any damage, destruction or property loss, whether or not covered by insurance, having a Material Adverse Effect on the properties or business of Great Plains;

(iv) any incurrence by Great Plains outside of the ordinary and usual course of business in excess of $50,000 in the aggregate of indebtedness or liability (absolute or contingent) or assumption of obligations or any capital expenditure outside the ordinary and usual course of business;

(v) any cancellation or compromise by Great Plains of any debt or claim, except for adjustments made in the ordinary and usual course of business which, in the aggregate, are not material;

(vi) any waiver or release by Great Plains of any material right or interest;

(vii) any arrangement, agreement or undertaking entered into by Great Plains not terminable on 30 days or less notice without cost or liability (including, without limitation, any payment of or promise to pay any bonus or special compensation with employees or any increase in compensation or benefits to employees, officers or directors) other than in the usual and ordinary course of business;

(viii) any amendment to, or change made or authorized in, the articles or by-laws of Great Plains;

(ix) any loan to or other transaction with any employee, officer, director, shareholder or partner, or any related person (as defined in the *Income Tax Act* (Canada)) thereof, giving rise to any claim or right of Great Plains against any such person or of such person against Great Plains;

(x) to the knowledge of Great Plains, any acceleration, amendment, termination, modification or cancellation or threat thereof by any party of any contract, lease or other agreement or instrument to which Great Plains is a party or by which Great Plains is bound so as to have a Material Adverse Effect on the properties or business of Great Plains; or

(xi) any alteration in the manner of the keeping of the books, accounts or records of Great Plains or in the accounting practices therein reflected.

(jj) To the knowledge of Great Plains, Great Plains is in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and is not engaged in any unfair labour practices.

(kk) No employee or independent contractor of Great Plains is on short-term or long-term disability benefits or, to its knowledge, in the process of applying for short-term or long-term disability benefits.

(ll) With respect to any employee or independent contractor of Great Plains whose employment has been terminated within two years prior to the date of this Agreement, all amounts owing in respect of such termination (whether as salary, benefits, severance or termination pay) have been paid and no such employee or independent contractor has made or, to its knowledge, has any legal basis to make, any claim for further payment, whether in respect of salary, benefits, severance or termination payment or otherwise.

(mm) Great Plains made available to Gilbert Laustsen Jung Associates Ltd., prior to the issuance of their report as at December 31, 2004 as to the oil and natural gas reserves of Great Plains (the "**GLJ Report**"), all information material to an adequate determination of oil and gas reserves and, to the knowledge of Great Plains, none of such information contained a material misrepresentation. Great Plains has reviewed the GLJ Report and, to the best of Great Plains' knowledge, there are no manifest errors in the GLJ Report which are material provided, however, that Great Plains does not make any representation or warranty as to (i) the forecasts of future prices to be received for petroleum substances produced from the lands listed therein or lands pooled or unitized therewith, (ii) the quantity, quality of composition of petroleum substances contained within the lands listed therein and the lands pooled or unitized therewith, the quantity or quality of such petroleum substances which will be produced in the future, the rate at which such petroleum substances will be produced or the markets which will be available for the sale of such petroleum substances or (iii) the rates of inflation affecting the future costs (including both capital and operating costs) which will be incurred in producing, saving and marketing such petroleum substances; Great Plains has no knowledge of any Material Adverse Change which would affect the GLJ Report since the effective date of the GLJ Report.

(nn) Great Plains had made adequate arrangements in accordance with Applicable Laws to ensure that the required funds are available to effect payment in full of the cash component for the securities of Rock Creek pursuant to the Plan of Arrangement.

ARTICLE 8
GREAT PLAINS' COVENANTS

8.1 Great Plains covenants and agrees that, until the Effective Date or the termination of this Agreement whichever is earlier, unless Rock Creek shall otherwise agree in writing or except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of Great Plains and the Great Plains Subsidiaries shall be conducted only in, and Great Plains shall not take any action except in, the usual and ordinary course of business and consistent with its business plan, and Great Plains shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships;

(b) Great Plains shall not:

(i) except to implement the Great Plains Share Consolidation, amend the constating documents of Great Plains;

(ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares or other securities owned by any person;

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(iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Great Plains, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Great Plains, other than Great Plains Shares issuable pursuant to the terms of the Great Plains options issued under Great Plains' stock option plan;

(iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, including, without limitation, under any normal course issuer bid;

(v) split, combine or reclassify any of its shares;

(vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Great Plains other than to implement the Great Plains Share Consolidation; or

(vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) without the prior written consent of Rock Creek not to be unreasonably withheld, or except as contemplated in this Agreement, , Great Plains shall not directly or indirectly do any of the following:

(i) sell, lease, pledge, dispose of or encumber any assets, except in the ordinary course of business;

(ii) other than in connection with projects agreed to by Great Plains prior to the date hereof, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, except in the ordinary course of business, purchase any property or assets of any other individual or entity;

(iii) outside the normal course of business, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances;

(iv) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in its financial statements or incurred in the ordinary course of business consistent with past practice;

(v) authorize, recommend or propose any release or relinquishment of any material contract right or cancel or compromise any debt or claim other than in the ordinary course of business, consistent with past practice;

(vi) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production

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sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice;

(vii) enter into any hedging arrangement or any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any hedging arrangement or any call arrangement of any sort or any forward sale agreement for commodities;

(viii) make, commit to make or incur, in any single occurrence, any capital expenditure in excess of $50,000; or

(ix) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) Great Plains shall:

(i) use its reasonable commercial efforts to preserve its business organization and goodwill, and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(iii) promptly notify Rock Creek orally and in writing of any Material Adverse Change in respect of Great Plains or any matter which may potentially amount to a Material Adverse Change and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(iv) confer, prior to taking action (other than in emergency situations) with Rock Creek with respect to all material operational matters involved in its business;

(e) Great Plains will use its reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible, to the extent the fulfillment of the same is within the control of Great Plains;

(f) Great Plains will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its reasonable commercial efforts to assist Rock Creek in obtaining such orders; provided that nothing shall require Great Plains to consent to any modifications of this Agreement, the Plan of Arrangement or any of the obligations of Great Plains hereunder or thereunder;

(g) Great Plains will use reasonable commercial efforts to obtain conditional approval of the listing of Great Plains Shares issuable under the Arrangement on the TSX prior to the mailing of the Joint Information Circular;

(h) Great Plains will make other necessary filings and applications under Applicable Laws and regulations required on the part of Great Plains in connection with the transactions contemplated herein;

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(i) Great Plains will use reasonable commercial efforts to maintain its status as a "reporting issuer" (or similar designated entity) not in default in all of the provinces of Canada where it is currently a reporting issuer in material compliance with all Applicable Laws and to maintain the listing of the outstanding Great Plains Shares on the TSX;

(j) Great Plains will assist Rock Creek in the preparation of the Joint Information Circular and provide to Rock Creek, in a timely and expeditious manner, all information as may be reasonably requested by Rock Creek or is required by the Interim Order or Applicable Law, with respect to Great Plains for inclusion in the Joint Information Circular and any amendments or supplements to the Joint Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(k) Great Plains will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada and the United States required on the part of Great Plains in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations;

(l) Great Plains will furnish promptly to Rock Creek: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Great Plains in connection with the Arrangement, (ii) any filings under Applicable Laws, and (iii) any documents related to dealings with Regulatory Authorities in connection with the transactions contemplated herein;

(m) Great Plains will make available and cause to be made available to Rock Creek, its agents and advisors, as Rock Creek may reasonably request, all documents and agreements (including without limitation, any correspondence between Great Plains and its advisors or any governmental body and all minute books) and shall allow Rock Creek's officers, employees, accountants and other authorized representatives and advisors complete access to Great Plains' properties, premises, field operations, records, computer systems, management personnel and employees in any way relating to or affecting the business of Great Plains, or the business, operations, prospects, affairs or financial status of Great Plains and shall provide Rock Creek with such other documents or agreements as may reasonably be requested by Rock Creek to enable Rock Creek to confirm the accuracy of the representation and warranties of Great Plains herein and compliance by Great Plains with the terms hereof except where Great Plains is contractually precluded from making such document or agreement available, and cooperate with Rock Creek in securing access for Rock Creek to any such documentation not in the possession or under the control of Great Plains;

(n) Great Plains will conduct its affairs so that all of its representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 3.1(a), shall be true and correct on and as of the Effective Date as if made thereon;

(o) Great Plains shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement; and

(p) Great Plains shall mail to Great Plains Shareholders the Joint Information Circular and other documentation required in connection with the Great Plains Meeting concurrently

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with the mailing of the Joint Information Circular by Rock Creek to the Rock Creek Shareholders.

8.2 Great Plains agrees that all rights to indemnification existing in favour of the present or former directors and officers of Rock Creek (as such) or any subsidiary of Rock Creek (each such present or former director or officer of Rock Creek or a subsidiary of Rock Creek, an "**Indemnified Party**"), as provided by contract or in Rock Creek's charter or bylaws or similar documents of any subsidiary of Rock Creek in effect as of the date hereof with respect to matters occurring prior to the Effective Date, shall survive and shall continue in full force and effect and without modification for a period of not less than the statutes of limitations applicable to such matters.

8.3 Upon completion of the Arrangement, Mr. Daryl H. Connolly shall be appointed to the Board of Directors of Great Plains to serve until the next annual general meeting of Great Plains.

ARTICLE 9
ROCK CREEK'S COVENANTS

9.1 Rock Creek covenants and agrees that until the Effective Date or the termination of this Agreement whichever is the earlier, unless Great Plains shall otherwise agree in writing or except as required by law or as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) the business of Rock Creek and Rock Creek's Subsidiaries shall be conducted only in the usual and ordinary course of business and consistent with past practice, and Rock Creek shall use all commercially reasonable efforts to maintain and preserve its business organization, assets, employees and advantageous business relationships, subject to complying with its covenants set forth herein, including, without limitation, the provisions of Section 9.1(c),(d), (e) and (k);

(b) Rock Creek shall not:

(i) amend the constating documents of Rock Creek;

(ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of its shares or other securities owned by any person;

(iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Rock Creek, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire shares of Rock Creek, other than Rock Creek Shares issuable pursuant to the terms of the Rock Creek Options or the Rock Creek Warrants;

(iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities, including, without limitation, under any normal course issuer bid;

(v) split, combine or reclassify any of its shares;

(vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Rock Creek other than as contemplated in the Plan; or

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(vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) without the prior written consent of Great Plains not to be unreasonably withheld, or except as contemplated in this Agreement, Rock Creek shall not directly or indirectly do any of the following:

(i) sell, lease, pledge, dispose of or encumber any assets, except in the ordinary course of business;

(ii) other than in connection with projects agreed to by Rock Creek prior to the date hereof, acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, make any investment either by purchase of shares or securities, contributions of capital, property transfer, or, except in the ordinary course of business, purchase any property or assets of any other individual or entity;

(iii) outside the normal course of business, incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances;

(iv) pay, commit to pay or incur fees payable to legal advisors and financial advisors in connection with the transactions contemplated hereby and severance costs relating to the Employee Obligations exceeding in the aggregate $1,875,000;

(v) pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practice, of liabilities reflected or reserved against in its financial statements or incurred in the ordinary course of business consistent with past practice;

(vi) authorize, recommend or propose any release or relinquishment of any material contract right or cancel or compromise any debt or claim other than in the ordinary course of business, consistent with past practice;

(vii) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business, consistent with past practice;

(viii) enter into any hedging arrangement or any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any hedging arrangement or any call arrangement of any sort or any forward sale agreement for commodities;

(ix) make, commit to make or incur, in any single occurrence, any capital expenditure in excess of $50,000; or

(x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) Subject to completion of the Arrangement, Rock Creek shall terminate the employment of each of its officers, senior managers, consultants and employees. Without the prior written consent of Great Plains, not to be unreasonably withheld, Rock Creek shall not agree to payments, in aggregate, made to satisfy any Employee Obligations arising from such terminations to exceed $860,000.

(e) Rock Creek shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(f) Rock Creek shall:

(i) use its reasonable commercial efforts to preserve its business organization and goodwill, and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii) not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(iii) promptly notify Great Plains orally and in writing of any Material Adverse Change in respect of Rock Creek or any matter which may potentially amount to a Material Adverse Change and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(iv) confer, prior to taking action (other than in emergency situations) with Great Plains with respect to all material operational matters involved in its business;

(v) work to familiarize Great Plains personnel with the nature and workings of all of its operational, accounting and land systems, such that Great Plains personnel shall be able to continue the operation of all such systems following completion of the transactions contemplated herein;

(vi) make such reasonable accruals to its accounts and financial statements subsequent to the date of this Agreement and prior to the Effective Date as are in accordance with generally accepted accounting principles, including in respect of inventory adjustments, allowance for doubtful accounts and certain other revenue and expense items and balance sheet reclassification items and shall not alter the manner of the keeping of the books, accounts or records of Rock Creek or in the accounting practices reflected therein; and

(vii) ensure that as at the Effective Date, the total debt of Rock Creek (including working capital deficit) shall be no greater that $2,700,000.

(g) without the prior written consent of Great Plains, not to be unreasonably withheld:

(i) Rock Creek shall not create any new Employee Obligations; and

(ii) Rock Creek shall not grant to any officer or director an increase in compensation in any form, grant any general salary increase, grant to any other employee any increase in compensation in any form, make any loan to any officer or director, take any action with respect to the grant of any severance, termination or retention pay (other than as contemplated herein or as agreed to by Great Plains, acting reasonably) arising from the Arrangement or a change of control of Rock Creek, enter into any employment agreement with any person, or take any action with respect to any increase of benefits payable under its current severance, termination or retention pay policies;

(h) Rock Creek shall not adopt, amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(i) other than acceleration or cancellation of the Rock Creek Options, Rock Creek shall not enter into or modify any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this Section 9.1, except as specifically permitted in this Section 9.1, without the prior written consent of Great Plains;

(j) Rock Creek will use its reasonable commercial efforts to fulfil or cause the fulfillment of the conditions set forth in Sections 4.1 and 5.1 as soon as reasonably possible, to the extent the fulfillment of the same is within the control of Rock Creek;

(k) Rock Creek will make available and cause to be made available to Great Plains, its agents and advisors, as Great Plains may reasonably request, all documents and agreements (including without limitation, any correspondence between Rock Creek and its advisors or any governmental body and all minute books) and shall allow Great Plains' officers, employees, accountants and other authorized representatives and advisors complete access to Rock Creek's properties, premises, field operations, records, computer systems, management personnel and employees in any way relating to or affecting the business of Rock Creek, or the business, operations, prospects, affairs or financial status of Rock Creek and shall provide Great Plains with such other documents or agreements as may reasonably be requested by Great Plains to enable Great Plains to confirm the accuracy of the representations and warranties of Rock Creek herein and compliance by Rock Creek with the terms hereof and to permit Great Plains to be in a position to expeditiously integrate the business and operations of Rock Creek with Great Plains upon, but not prior to the Arrangement becoming effective, except where Rock Creek is contractually precluded from making such document or agreement available, and cooperate with Great Plains in securing access for Great Plains to any such documentation not in the possession or under the control of Rock Creek. Rock Creek and Great Plains expressly agree that Great Plains shall designate an individual to attend at the offices of Rock Creek from time to time for the purposes set forth above and to approve actions or transactions for which the consent of Great Plains is required hereunder. Rock Creek agrees to keep Great Plains fully apprised in a timely manner of every material circumstance, action, occurrence or event occurring or arising in the period between the date hereof and the

Effective Date that would be relevant and material to a purchaser of the Rock Creek Shares or a prudent operator of the business and operations of Rock Creek, taken as a whole;

(l) Rock Creek will as soon as reasonably practicable and in any event use its reasonable commercial efforts to no later than:

(i) June 24, 2005 forthwith file, proceed with and diligently prosecute an application to the Court under the ABCA for the Interim Order; and

(ii) July 29, 2005 forthwith file, proceed with and diligently prosecute an application to the Court under the ABCA for the Final Order;

(m) Rock Creek will seek the Interim Order, which shall provide that for the purpose of the Rock Creek Meeting:

(i) the securities of Rock Creek for which the holders shall be entitled to vote on the Arrangement shall be the Rock Creek Class A Shares, Rock Creek Class B Shares, the Rock Creek Warrants and the Rock Creek Options voting, where permitted by the Court, together as a single class, or if required, as separate classes; and

(ii) the requisite majority for the approval of the Arrangement by the Rock Creek Shareholders shall be two-thirds of the votes cast by the Rock Creek Shareholders, the Rock Creek Warrantholders and the Rock Creek Optionholders present in person or by proxy at the Rock Creek Meeting voting, where permitted by the Court, together as a single class, or if required, as separate classes;

provided that in the event that counsel to Rock Creek advises that it is appropriate to establish such other class or classes of securities to vote on the Arrangement, then Rock Creek and Great Plains shall, acting reasonably, agree to amend the Plan of Arrangement as may be necessary;

(n) Rock Creek will:

(i) forthwith carry out the terms of the Interim Order to the extent applicable to it;

(ii) convene the Rock Creek Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Rock Creek in form and substance reasonably satisfactory to Great Plains), in each case as ordered by the Interim Order;

(iii) solicit proxies to be voted at the Rock Creek Meeting in favour of the Arrangement;

(iv) provide notice to Great Plains of the Rock Creek Meeting and allow Great Plains' representatives and advisors to attend the Rock Creek Meeting unless such attendance is explicitly prohibited by rules governing such Rock Creek Meeting; and

(v) conduct the Rock Creek Meeting in accordance with the Interim Order, the bylaws of Rock Creek and any instrument governing such Rock Creek Meeting, as applicable, and as otherwise required by law;

(o) Rock Creek will, subject to compliance with the terms and conditions contained in this Agreement and the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order, and will carry out the terms of the Final Order to the extent applicable to Rock Creek and will file Articles of Arrangement and the Final Order with the Registrar;

(p) Rock Creek will prepare (in consultation with Great Plains), file and distribute to the Rock Creek Securityholders in a timely and expeditious manner, the Joint Information Circular (which shall include, among other things, the unanimous recommendation of the Rock Creek board of directors as contemplated in section 4.1(g) and 6.1(u)) and any amendments or supplements to the Joint Information Circular, all as required by Applicable Law in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof;

(q) Rock Creek shall mail to Rock Creek Securityholders, the Joint Information Circular and other documentation required in connection with the Rock Creek Meeting on or before June 27, 2005;

(r) Rock Creek will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada and the United States required on the part of Rock Creek in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations;

(s) Rock Creek will furnish promptly to Great Plains: (i) a copy of each notice, report, schedule or other document delivered, filed or received by Rock Creek in connection with the Arrangement and the Meeting, (ii) any filings under Applicable Laws, and (iii) any documents related to dealings with Regulatory Authorities in connection with the transactions contemplated herein;

(t) Rock Creek will conduct its affairs so that all of Rock Creek's representations and warranties contained herein, insofar as the accuracy of such representations and warranties constitute a condition of closing under subsection 4.1(a), shall be true and correct on and as of the Effective Date as if made thereon;

(u) in the event that dissent rights are given to holders of Rock Creek Shares, Rock Creek Warrants and Rock Creek Options under the terms of the Interim Order, Rock Creek shall promptly advise Great Plains of the number of Rock Creek Shares, Rock Creek Warrants and Rock Creek Options for which Rock Creek receives notices of dissent or written objections to the Arrangement and provide Great Plains with copies of such notices and written objections;

(v) Rock Creek will use its reasonable best efforts to deliver prior to June 24, 2005, lock-up agreements, in the form agreed upon by Rock Creek and Great Plains, by the holders of: (i) Rock Creek Shares such that holders of a minimum of 17% of the issued and outstanding Rock Creek Shares (calculated as of the date hereof) shall have executed lock-up agreements; and (ii) Rock Creek Warrants such that holders of a minimum of 50% of the outstanding Rock Creek Warrants shall have executed lock-up agreements;

(w) Rock Creek shall immediately upon execution of this Agreement cease and cause to be terminated any existing solicitations, initiations, encouragement, activity, discussions or negotiations with any parties conducted heretofore by Rock Creek, any of its officers, directors, employees, financial advisors, representatives and agents ("**Representatives**") with respect to all Take-over Proposals. Rock Creek shall not release any third party from any confidentiality or standstill agreement to which Rock Creek and such third party is a party or amend any of the foregoing and shall exercise all rights to require the return of information regarding Rock Creek. From and after the date hereof, Rock Creek will not, and will not authorize or permit any of its Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or participate in or take any action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to a Take-over Proposal from any person, or engage in any discussion, negotiations or inquiries relating thereto or accept any Take-over Proposal; provided, however, that Rock Creek may: (i) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Rock Creek, or its Representatives after the date hereof) seeks to initiate such discussions or negotiations and may furnish to such third party information concerning Rock Creek and its business, properties and assets that has previously been provided to Great Plains if, and only to the extent that: (A) the third party has first made a bona fide written Take-over Proposal that if consummated in accordance with its terms would result in Superior Take-over Proposal and the Board of Directors of Rock Creek has concluded in good faith, after considering applicable law and receiving the advice of outside counsel that such action is required by the Board of Directors of Rock Creek to comply with fiduciary duties under applicable law; (B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Rock Creek provides immediate notice orally and in writing to Great Plains specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Take-over Proposal, receives from such person or entity an executed confidentiality agreement and immediately provides Great Plains with a copy of such Superior Take-over Proposal and any amendments thereto and confirming in writing the determination of the Board of Directors of Rock Creek that the Take-over Proposal, if completed, would constitute a Superior Take-over Proposal; (C) Rock Creek provides immediate notice to Great Plains at such time as it or such person or entity terminates any such discussions or negotiations; and (D) Rock Creek immediately provides or makes available to Great Plains any information provided to any such person or entity whether or not previously made available to Great Plains; (ii) comply with applicable securities laws with regard to a tender or exchange offer, if applicable, and other rules relating to the provision of directors' circulars, and make appropriate disclosure with respect thereto to Rock Creek's shareholders; and (iii) accept, recommend, approve or implement a Superior Take-over Proposal from a third party, but only (in the case of this clause (iii)) if prior to such acceptance, recommendation, approval or implementation, the Board of Directors of Rock Creek shall have concluded in good faith, after considering provisions of applicable law and after considering all proposals to adjust the terms and conditions of this Agreement and any offer which may be offered by Great Plains during the seventy-two (72) hour notice period set forth below and after receiving the advice of counsel, that such action is required by the Board of Directors of Rock Creek to comply with fiduciary duties under applicable law.

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(x) Rock Creek shall give Great Plains orally and in writing at least seventy-two (72) hours advance notice of any decision by the Board of Directors of Rock Creek to accept, recommend, approve or implement a Superior Take-over Proposal which notice shall identify the party making the Superior Take-over Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, Rock Creek shall, and shall cause its respective financial and legal advisors to, negotiate in good faith with Great Plains to make such adjustments in the terms and conditions of this Agreement as would enable Rock Creek to proceed with the Offer as amended rather than the Superior Take-over Proposal. In the event that Great Plains proposes to amend this Agreement to provide substantially equivalent or superior value to that provided under the Superior Take-over Proposal within the seventy-two (72) hour period specified above, then Rock Creek shall not enter into any agreement regarding the Superior Take-over Proposal.

(y) Rock Creek will deliver to Great Plains, on the Effective Date, the resignations of each director of Rock Creek and Rock Creek Subsidiaries to be effective the Effective Date.

(z) Rock Creek shall take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement.

ARTICLE 10
TERMINATION

10.1 Notwithstanding any other rights contained herein, Great Plains may terminate this Agreement upon notice to Rock Creek:

(a) if the Interim Order has not been granted in form and substance satisfactory to Great Plains, acting reasonably, on or before June 24, 2005 or, if granted, has been set aside or modified in a manner unacceptable to Great Plains acting reasonably, on appeal or otherwise;

(b) if the Arrangement is not approved by Rock Creek Securityholders, in accordance with the terms of the Interim Order and all Applicable Laws on or before July 29, 2005;

(c) if the Final Order has not been granted in form and substance satisfactory to Great Plains acting reasonably, on or before July 29, 2005 or, if granted, has been set aside or modified in a manner unacceptable to Great Plains acting reasonably, on appeal or otherwise;

(d) if the Arrangement has not been completed on or before July 29, 2005;

(e) if a circumstance giving rise to payment of the fee in Section 12.1 shall have occurred;

(f) if the Court, or any other court or a government authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(g) under any other circumstances hereunder that give rise to a termination of this Agreement by Great Plains including those set forth in Sections 4.1 and 5.1 hereof.

10.2 Notwithstanding any other rights contained herein, Rock Creek may terminate this Agreement upon notice to Great Plains:

(a) if the Interim Order has not been granted in form and substance satisfactory to Rock Creek, acting reasonably, on or before June 24, 2005 or, if granted, has been set aside or modified in a manner unacceptable to Rock Creek, acting reasonably, on appeal or otherwise;

(b) if Rock Creek Securityholders do not approve the Arrangement in accordance with the terms of the Interim Order and all Applicable Laws on or before July 29, 2005;

(c) if the Final Order has not been granted in form and substance satisfactory to Rock Creek, acting reasonably, on or before July 29, 2005 or, if granted, has been set aside or modified in a manner unacceptable to Rock Creek, acting reasonably, on appeal or otherwise;

(d) if the Arrangement has not been completed on or before July 29, 2005;

(e) if a circumstance giving rise to payment of the fee in Section 12.2 shall have occurred;

(f) subject to compliance by Rock Creek with the provisions of Section 12.1 hereof, in the event that Rock Creek enters into an agreement to implement a Superior Take-over Proposal;

(g) if the Court, or any other court or a government authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(h) under any other circumstances hereunder that gives rise to a termination of this Agreement by Rock Creek including those set forth in Sections 3.1 and 5.1 hereof.

10.3 If this Agreement is validly terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Rock Creek or Great Plains or their agents and, except for the obligations set forth in Sections 10.3,10.4, 12.1, 12.2, 14.1, 15.1 and 16.1 (which shall survive any termination of this Agreement and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to this Agreement. The covenants contained in this section shall survive any termination of this Agreement and continue in full force and effect.

10.4 The exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

ARTICLE 11
ROCK CREEK OPTIONS

11.1 (a) Rock Creek shall, to the extent it has the authority to do so:

(i) cause the vesting of option entitlements under the Rock Creek Option Plan to accelerate prior to or concurrently with the mailing of the Joint Information Circular or in any event by the Effective Date, such that all outstanding Rock Creek Options shall be exercisable and fully vested on or prior to the Effective Date; and

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(ii) satisfy all other obligations of Rock Creek under the plans or arrangements referred to above (including, without limitation, the Rock Creek Option Plan) or, upon the acquisition by Great Plains of Rock Creek Shares pursuant to the Arrangement, to cause all entitlements under such plans or arrangements to terminate;

and Rock Creek agrees to apply for all consents and authorizations required in connection with the foregoing, including any exemptions or consents required from any securities authority in connection with any amendments to the Rock Creek Option Plan required in connection with the foregoing and that all proceeds from the exercise of Rock Creek Options shall be retained by Rock Creek.

ARTICLE 12
BREAK FEE

12.1 If at any time after the execution and delivery of this Agreement:

(a) Rock Creek enters into any agreement (other than as contemplated herein) with any person in respect of a Take-over Proposal or with respect to any liquidation, dissolution, recapitalization, merger, amalgamation, reorganization or similar transaction or business combination or the sale of assets material to it;

(b) the Board of Directors of Rock Creek fails to recommend, or changes, withdraws or modifies its recommendation to securityholders to vote their Rock Creek Shares in favour of the Arrangement (the "**Recommendation**") or otherwise fails to mail an Joint Information Circular within the time limits set forth in this Agreement making the Recommendation and conducting a shareholders' meeting to vote in favour of the Recommendation;

(c) there is a material breach or non-performance by Rock Creek of any of its material representations, warranties or covenants contained in this Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by Great Plains of any of its material representations, warranties or covenants contained in this Agreement) that has not been cured by Rock Creek to the satisfaction of Great Plains within three (3) Business Days of notice being provided by either party of any such breach or non-performance;

(d) any bona fide Take-over Proposal involving Rock Creek is publicly announced or commenced by another party, and the Board of Directors of Rock Creek fails to publicly reaffirm and maintain its Recommendation within ten (10) days after the commencement of any such Take-over Proposal;

(e) the Board of Directors of Rock Creek recommends that Rock Creek Securityholders deposit their Rock Creek Shares under, vote in favour of, or otherwise accept, a Take-over Proposal;

(f) a bona fide Take-over Proposal (or bona fide intention to make one) in respect of Rock Creek has been announced by any third party and not been withdrawn prior to the Rock Creek Meeting and is completed within ninety (90) days of announcement and the Recommendation is not accepted by at least 66 2/3% of the holders of Rock Creek Shares;

272

Rock Creek shall, upon the occurrence of any such event and in any event within three (3) Business Days thereof, pay as liquidated damages to Great Plains a break fee in the amount of $1,800,000 (the "**Break Fee**"). Such payment shall be made in immediately available funds to an account designated by Great Plains. The parties acknowledge and agree that such payment is a genuine pre-estimate of damages that Great Plains will suffer as a result of the circumstances giving rise to such payment and shall constitute full and final satisfaction of any and all liability which Rock Creek may have to Great Plains pursuant to the terms of this Agreement or the breach by Rock Creek of any of its covenants, representatives or warranties contained herein. On the date of the earliest event described above in this Section 13.1, Rock Creek shall be deemed to hold such sum in trust for Great Plains.

12.2 If at any time after the execution and delivery of this Agreement:

(a) there is a material breach or non-performance by Great Plains of any of its material representations, warranties or covenants contained in this Agreement, which breach or performance results in a Material Adverse Change (except where such breach is itself the result of a material breach or non-performance by Rock Creek of any of its material representations, warranties or covenants contained in this Agreement) that has not been cured by Great Plains to the satisfaction of Rock Creek within three (3) Business Days of notice being provided by either party of any such breach or non-performance; or

(b) Great Plains withdraws from the transaction contemplated under this Agreement, except where such withdrawal is the result of, or arises from a bona fide Take-over Proposal, a material breach or non-performance by Rock Creek of any of its material representations, warranties or covenants contained in this Agreement or a termination pursuant to Section 10.1;

Great Plains shall, upon the occurrence of any such event and in any event within three (3) Business Days, pay as liquidated damages to Rock Creek, the Break Fee. Such payment shall be made in immediately available funds to an account designated by Rock Creek. The parties acknowledge and agree that such payment is a genuine pre-estimate of damages that Rock Creek will suffer as a result of the circumstances giving rise to such payment and shall constitute full and final satisfaction of any and all liability which Great Plains may have to Rock Creek pursuant to the terms of this Agreement or the breach by Great Plains of its covenants or warranties contained herein. On the date of the earliest event described in this paragraph of this Section 12.2, Great Plains shall be deemed to hold such sum in trust for Rock Creek.

ARTICLE 13
AMENDMENT

13.1 Any term or provision of this Agreement may be amended, and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a document in writing signed by the party to be bound thereby. The waiver by a party of any breach hereof or default in the performance hereof will not be deemed to constitute a waiver of any other default or any succeeding breach or default of the Agreement. This Agreement may be amended by the parties hereto at any time before or after approval of the Rock Creek Shareholders but, after such approval, no amendment will be made which by Applicable Law requires the further approval of the Rock Creek Shareholders without obtaining such further approval.

13.2 Rock Creek and Great Plains shall cooperate in structuring the Arrangement in a tax efficient manner including making such amendments to the Plan of Arrangement as are appropriate to make the transaction more tax efficient, provided that no such cooperation shall be required where such structuring shall have a Material Adverse Effect on the business, operations or financial condition of the party or any adverse impact on its shareholders, or cause any breach of or default under this Agreement by the party which the other party has not agreed to waive in writing.

ARTICLE 14
COSTS

14.1 All costs and expenses of each party in connection with or incidental to this Agreement and the Arrangement whether it is completed or not, and the transactions contemplated hereby and thereby including, without limitation, all legal, financial, regulatory, stock exchange, accounting, engineering and other advisor costs, including, without limitation, costs of each respective party's shareholders meeting shall be borne by the parties each to their own.

ARTICLE 15
DISCLOSURE

15.1 Upon execution of this Agreement, the parties hereto shall issue a joint press release in a form acceptable to all parties, acting reasonably, which announces that the parties hereto have entered into a formal agreement providing for the implementation of the Arrangement. No party hereto shall disclose, by press release, any aspect of the transactions contemplated hereby, without prior written consent of the other party. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will inform and consult with, to the extent reasonably feasible, the other party as to the wording of such disclosure prior to its being made.

ARTICLE 16
CONFIDENTIALITY

16.1 Each party (for the purposes of this Article, the "Receiving Party") acknowledges that it has been, and will be, provided with confidential information relating to the other party (for the purposes of this Article, the "Disclosing Party"). The confidential information shall be maintained by the Receiving Party as strictly confidential and shall not be disclosed by the Receiving Party to any other person without the Disclosing Party's prior written consent unless the confidential information:

(a) is, or later becomes, published or generally available to the public through no fault of the Receiving Party;

(b) can be demonstrated to have been in the possession of the Receiving Party prior to the time it was received or acquired by the Receiving Party from the Disclosing Party, and which was not then subject to any restriction in its use or disclosure; or

(c) is disclosed to the Receiving Party after the time it was disclosed or made available to the Receiving Party hereunder, from another person who is not a party to this Agreement without any obligation to keep it secret and which person did not acquire such confidential information directly or indirectly from the Disclosing Party.

16.2 The Receiving Party agrees that it shall not make any use of the confidential information for any purpose whatsoever other than to evaluate the transactions contemplated by this Agreement.

ARTICLE 17
MISCELLANEOUS

17.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by hand delivery addressed to the party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day. The address for service of each of the parties hereto shall be as follows:

if to Rock Creek:

Rock Creek Resources Ltd.
Suite 2300, 520 - 5th Avenue SW
Calgary, AB T2P 3R7
Fax No.: (403) 537-1138
Attention: Milford (Mickey) D. Taylor

with a copy to:

Burstall Winger LLP
3100 Home Oil Tower
324 - 8th Avenue SW
Calgary, AB T2P 2Z2
Fax No.: (403) 266-6016
Attention: Harley L. Winger

if to Great Plains:

Great Plains Exploration Inc.
440, 333 - 5th Avenue SW
Calgary, AB T2P 3B6
Fax No.: (403) 410-9234
Attention: Stephen P. Gibson

with a copy to:

Carscallen Lockwood LLP
1500, 407 - 2nd Street S.W.
Calgary, AB T2P 2Y3
Fax No.: (403) 262-2952
Attention: George C. Tai

17.2 Time shall be of the essence in this Agreement.

17.3 This Agreement, which includes the Exhibits hereto and any other documents referred to herein or contemplated hereby: (a) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral among the parties with respect to the subject matter hereof (including the Letter of Intent); (b) are not intended to confer upon any other person any rights or remedies hereunder; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

17.4 If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in anyway be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

17.5 Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

17.6 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta. Each party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

17.7 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

17.8 No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

17.9 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other parties hereto.

ARTICLE 18
PRIOR AGREEMENT

18.1 The parties hereby acknowledge and agree that this Agreement restates and amends the Prior Agreement and that the Prior Agreement shall, upon execution of this Agreement, be null and void and of no force and effect without any further action or consents required of either party to effect the same.

IN WITNESS WHEREOF the parties hereto have executed this Agreement this 21st day of June, 2005 with an effective date of June 3, 2005.

GREAT PLAINS EXPLORATION INC.

Per: (signed) *"Stephen P. Gibson"*
Name: Stephen P. Gibson
Title: President and Chief Executive Officer

ROCK CREEK RESOURCES LTD.

Per: (signed) *"Mickey D. Taylor"*
Name: Milford (Mickey) D. Taylor
Title: President and Chief Executive Officer

EXHIBIT A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 **In this Plan of Arrangement, the following terms have the following meanings:**

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) "**Arrangement Agreement**" means the arrangement agreement dated June 3, 2005 between Rock Creek and Great Plains with respect to the Arrangement, and all amendments thereto;

(d) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement to be voted upon by Rock Creek Securityholders at the Meeting;

(e) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(f) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in Calgary, Alberta, for the transaction of banking business;

(g) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

(h) "**Court**" means the Court of Queen's Bench of Alberta;

(i) "**Depositary**" means Computershare Trust Company of Canada, or such other trust company as may be designated by Rock Creek;

(j) "**Dissent Rights**" means the right of a Rock Creek Securityholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(k) "**Dissenting Securityholder**" means a registered Rock Creek Shareholder, Rock Creek Warrantholder or Rock Creek Optionholder who validly exercises the rights of dissent provided to it under the Interim Order;

(l) "**Effective Date**" means the date on which the Arrangement is effective under the ABCA;

(m) "**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(n) "**Final Order**" means the final order of the Court approving the Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(o) "**Great Plains**" means Great Plains Exploration Inc., a corporation incorporated under the laws of the *Canada Business Corporations Act*;

(p) "**Great Plains Common Shares**" means the common shares of Great Plains;

(q) "**Great Plains Share Consolidation**" means the consolidation of the issued and outstanding Great Plains Common Shares on a three to 2.13 for 1 basis, or such other ratio as may be approved by Great Plains Shareholders prior to the Effective Date;

(r) "**Great Plains Shareholder**" means the holders of Great Plains Common Shares;

(s) "**Interim Order**" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(t) "**Joint Information Circular**" means the information circular and proxy statements to be prepared by Rock Creek and Great Plains and forwarded as part of the proxy solicitation materials to Rock Creek Securityholders in respect of the Meeting and to Great Plains Shareholders in respect of the Great Plains Share Consolidation;

(u) "**Letter of Transmittal**" means the letter of transmittal enclosed with the Joint Information Circular pursuant to which Rock Creek Shareholders are required to deliver certificates representing Rock Creek Shares to the Depositary;

(v) "**Maximum Cash Consideration**" shall have the meaning set forth in Section 3.1(f);

(w) "**Maximum Share Consideration**" shall have the meaning set forth in Section 3.1(f);

(x) "**Meeting**" means the special meeting of Rock Creek Securityholders to be held and any adjournments thereof to consider and vote on the Arrangement Resolution among other matters;

(y) "**Person**" means any individual, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(z) "**Registrar**" means the Registrar appointed under section 263 of the ABCA;

(aa) "**Rock Creek Class A Shares**" means the Class A shares of Rock Creek as constituted on the date hereof and shall also be deemed to include, as the context requires, any Rock Creek Class A Shares which may be issued after the date hereof pursuant to the exercise of Rock Creek Options, the exercise of Rock Creek Warrants or the change of Rock Creek Class B Shares to Rock Creek Class A Shares pursuant to the Arrangement;

(bb) "**Rock Creek Class B Shares**" means the Class B Shares of Rock Creek as constituted on the date hereof;

(cc) "**Rock Creek Shares**" means the Rock Creek Class A Shares and the Rock Creek Class B Shares;

(dd) "**Rock Creek Options**" means the outstanding stock options, whether or not vested, to acquire Rock Creek Class A Shares;

(ee) "**Rock Creek Optionholders**" means the holders of Rock Creek Options;

(ff) "**Rock Creek Securityholders**" means the holders of Rock Creek Shares, Rock Creek Options and Rock Creek Warrants;

(gg) "**Rock Creek Shareholders**" means the holders of Rock Creek Shares;

(hh) "**Rock Creek Warrantholders**" means the holders of Rock Creek Warrants;

(ii) "**Rock Creek Warrants**" means the outstanding Class A Warrants, each such warrant exercisable into one (1) Rock Creek Class A Share on or before October 31, 2005 at $2.75 per warrant; and

(jj) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulations promulgated thereunder;

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective at, and be binding on and after, the Effective Time, on: (i) the holders of Rock Creek Class A Shares; (ii) the holders of Rock Creek Class B Shares, (iii) the Rock Creek Warrantholders; (iv) the Rock Creek Optionholders; (v) Rock Creek; and (vi) Great Plains.

2.3 The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially at the Effective Time:

(a) each Rock Creek Warrant (other than those of dissenting Rock Creek Warrantholders) that has not been duly exercised for Rock Creek Class A Shares and which are not, at the Rock Creek Warrantholder's election, transferred to Great Plains for cash consideration equal to $0.10 per Rock Creek Warrant, shall remain subject to the terms and conditions of exercise set forth in the Rock Creek Warrant certificate representing the same;

(b) each Rock Creek Option (other than those of dissenting Rock Creek Optionholders) that has not been duly exercised for Rock Creek Class A Shares shall be transferred to Great Plains for cash consideration equal to $0.25 per Rock Creek Option and shall be deemed to be cancelled;

(c) the articles of Rock Creek shall be amended to change the issued and outstanding Rock Creek Class B Shares such that each Rock Creek Class B Share (other than those of dissenting shareholders holding Rock Creek Class B Shares) shall be changed into four (4) Rock Creek Class A Shares;

(d) the stated capital of the Class A Shares shall be increased by an amount equal to the stated capital of Rock Creek Class B Shares;

(e) subject to Section 3.1(f) and to the Maximum Cash Consideration and the Maximum Share Consideration, each Rock Creek Class A Share (including those Rock Creek Class A Shares issued pursuant to Section 3.1(c) above and Rock Creek Class A Shares issued, if any, as a result of the exercise of any Rock Creek Warrants and Rock Creek Options) shall be transferred to Great Plains in exchange for one of the following (at the election of the holder of such Rock Creek Class A Share):

    (i) 2.13 of a Great Plains Common Share; or

    (ii) cash of $2.50;

(f) provided that holders of Rock Creek Class A Shares not making an election shall receive only Great Plains Common Shares;

(g) in the event the Great Plains Share Consolidation occurs on or before the Effective Time, the consideration set forth in Section 3.1(e)(i) and the Maximum Share Consideration shall be adjusted by a factor equal to the inverse of the ratio of the Great Plains Share Consolidation;

(h) Great Plains shall not be obligated to pay more than $11,000,000 in cash plus any cash proceeds from the exercise of Rock Creek Warrants and Rock Creek Options (the "**Maximum Cash Consideration**"), nor issue more than 44,400,000 Great Plains Common Shares (the "**Maximum Share Consideration**"), in aggregate to acquire the Rock Creek Shares and for greater clarity:

  (i) the cash consideration paid by Great Plains to acquire Rock Creek Warrants and Rock Creek Options pursuant to Section 3.1(a) and 3.1(b) respectively, shall not be included as part of the Maximum Cash Consideration;

  (ii) if holders of Rock Creek Shares elect to receive Great Plains Common Shares exceeding the maximum number of Great Plains Common Shares available, such holders will receive a reduced pro rata number of Great Plains Common Shares with the balance owing being paid in cash; and

  (iii) if holders of Rock Creek Shares elect to receive cash exceeding the maximum cash available, such holders will receive a reduced pro rata amount of cash with the balance owing being paid by the issuance of Great Plains Common Shares.

(i) the Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants and Rock Creek Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Rock Creek and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Rock Creek, other than the right to be paid the fair value of their Rock Creek Common Shares, Rock Creek Warrants or Rock Creek Options, as applicable.

3.2 Subject to Article 5 with respect to Dissenting Securityholders, at the Effective Time:

(a) upon the exchange by Rock Creek Warrantholders of Rock Creek Warrants for cash consideration pursuant to Section 3.1(a), each such holder shall cease to be a Rock Creek Warrantholder and the name of such holder shall be removed from the register of Rock Creek Warrantholders;

(b) upon the exchange by Rock Creek Optionholders of Rock Creek Options for cash consideration pursuant to Section 3.1(b), each Rock Creek Optionholder shall cease to be a Rock Creek Optionholder and the name of such holder shall be removed from the register of Rock Creek Optionholders;

(c) upon the change of Rock Creek Class B Shares into Rock Creek Class A Shares pursuant to Section 3.1(c):

  (i) each Rock Creek Class B Share shall, and shall be deemed to be changed as described in Section 3.1(c) without any further action being taken by the holder thereof;

  (ii) each holder of Rock Creek Class B Shares shall cease to be a holder of Rock Creek Class B Shares and the name of such holder shall be removed from the register of holders of Rock Creek Class B Shares; and

(iii) each such holder shall be added to the registers of holders of Rock Creek Class A Shares with respect to the Rock Creek Class A Shares to which such holder is entitled pursuant to Section 3.1(c).

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Rock Creek Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 5.1, to receive the fair value of the Rock Creek Shares represented by such certificates.

4.2 From and after the Effective Time, the option agreements providing for the Rock Creek Options shall represent only the right to receive the consideration to which the holders thereof are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 5.1, to receive the fair value of the Rock Creek Options represented by such option agreements.

4.3 From and after the Effective Time, the Rock Creek Warrants shall represent: (i) for those made subject to the cash consideration election, only the right to receive the consideration to which the holders thereof are entitled under the Arrangement; (ii) for those not made subject to the cash consideration election and not held by Dissenting Shareholders, only the rights, terms and conditions set forth in the Rock Creek Warrant Certificate; or (iii) as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 5.1, to receive the fair value of the Rock Creek Warrants.

4.4 Great Plains shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Rock Creek Shares of a duly completed Letter of Transmittal and the certificates representing such Rock Creek Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Great Plains Common Shares issued to such holder under the Arrangement and/or cheques representing the cash payment to which such holder is entitled under the Arrangement.

4.5 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Rock Creek Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to Great Plains and its transfer agent, which bond is in form and substance satisfactory to Great Plains and its respective transfer agent, or shall otherwise indemnify Great Plains and its respective transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6 Any certificate formerly representing Rock Creek Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the tenth (10th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Rock Creek Shares to receive: (i) the certificates representing Great Plains Common Shares; and/or (ii) any cash amount.

4.7 No certificates representing fractional Great Plains Common Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Great Plains Common Shares, each beneficial holder of Rock Creek Common Shares otherwise entitled to a fractional interest in Great Plains Common Shares will receive the nearest whole number of Great Plains Common Shares.

ARTICLE 5
DISSENTING SECURITYHOLDERS

5.1 Each registered holder of Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants or Rock Creek Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants or Rock Creek Options, as applicable, and shall only be entitled to be paid the fair value of the holder's Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants or Rock Creek Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Rock Creek Class A Shares, Rock Creek Class B Shares Rock Creek Warrants or Rock Creek Options, as applicable, shall be deemed to have transferred the holder's Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants or Rock Creek Options, as applicable, for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants or Rock Creek Options, as applicable, shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants or Rock Creek Options, as applicable, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants or Rock Creek Options, as applicable, shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Rock Creek Class A Shares, Rock Creek Class B Shares, Rock Creek Warrants and Rock Creek Options at the Meeting; but in no event shall Rock Creek be required to recognize any Dissenting Securityholder as a shareholder or optionholder of Rock Creek after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1 Rock Creek and Great Plains may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Rock Creek Shares, Rock Creek Warrants and Rock Creek Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Rock Creek and Great Plains at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Rock Creek and Great Plains may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by Great Plains, provided that it concerns a matter which, in the reasonable opinion of Great Plains, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Great Plains, or any former holder of Rock Creek Shares, Rock Creek Warrants or Rock Creek Options.

PART II. - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III. - CONSENT TO SERVICE OF PROCESS

Concurrently with the filing of this Form CB, the person furnishing this Form will file with the Commission a written irrevocable consent and power of attorney on Form F-X.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or person filing ("Filer"): Great Plains Exploration Inc.

B. (1) This is

☒ an original filing for the Filer.

☐ an amended filing for the Filer.

(2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9). ☒

(3) A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202. When submitting a Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) on the cover page of the Form F-X.

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Great Plains Exploration Inc.
Form type:	Form CB
File number:	Unknown
Filed by:	Great Plains Exploration Inc.
Date filed:	June 28, 2005

D. The Filer is incorporated or organized under the laws of the province of Alberta, Canada and has its principal place of business 444, 333 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 3B6, telephone number (403) 262-9620.

E. The Filer designates and appoints Thomas M. Rose located at Troutman Sanders LLP, 222 Central Park Avenue, Suite 2000, Virginia Beach, Virginia 23462, telephone number (757) 687-7715, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB filed on June 28, 2005 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made

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by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. Each person filing this Form in connection with:

(a) the use of Form F-9, F-10, 40-F, or SB-2 or Schedule 13E-4F, 14D-1F or 14D-9F stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the issuer of the securities to which such Forms and Schedules relate has ceased reporting under the Exchange Act;

(b) the use of Form F-8, Form F-80 or Form CB stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form F-8, Form F-80 or Form CB;

(c) its status as trustee with respect to securities registered on Form F-7, F-8, F-9, F-10, F-80, or SB-2 stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time during which any of the securities subject to the indenture remain outstanding; and

(d) the use of Form 1-A or other Commission form for an offering pursuant to Regulation A stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the last sale of securities in reliance upon the Regulation A exemption.

Each filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. Each person filing this Form, other than a trustee filing in accordance with General Instruction I.(a) of this Form, undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the Forms, Schedules and offering statements described in General Instructions I.(a), I.(b), I.(c), I.(d) and I.(f) of this Form, as applicable; the securities to which such Forms, Schedules and offering statements relate; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Calgary, Alberta, Canada on June 24, 2005.

GREAT PLAINS EXPLORATION INC.

By: /s/ Stephen P. Gibson
Name: Stephen P. Gibson
Title: President and Chief Executive Officer

This statement has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ Thomas M. Rose, Esq.
Name: Thomas M. Rose, Esq.
Date: June 24, 2005

PART IV. – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT PLAINS EXPLORATION INC.

Stephen P. Gibson, President and Chief Executive Officer

June 24, 2005
(Date)